04054237

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RAO United Energy Systems of Russia

*CURRENT ADDRESS 119526 Moscow

Prospekt Verdnadskogo, 101

Bldg. 3

**FORMER NAME

**NEW ADDRESS

PROCESSED

JUN 17 2005

THO...

FINANCIAL

FILE NO. 82- 4077 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/16/06

RAO «UES OF RUSSIA»

ANNUAL REPORT 2003

RAO "UES OF RUSSIA" ANNUAL REPORT 2003

CONTENTS



ABOUT THE COMPANY

RAO "UES of Russia" is the world's largest electricity holding company.

Company's Mission

In the interests of its shareholders, RAO "UES of Russia" seeks to ensure a long-term growth of the market value of its shares and shares of the companies that are to be established in the course of restructuring through a successful implementation of the sector reform and increased efficiency and transparency of the Company's operations.

The key elements of the Company's strategy are:

- making the reforms and steps for their implementation a priority for the Company's management;
- improving the corporate governance principles which take into account the rights of all shareholders, and ensuring that these principles comply with the advanced standards of Russian and foreign companies;
- maintaining and further developing the Company's foothold in the heat and electricity markets;
- optimizing the Company's cost structure;
- enhancing the professional skills of the Company's employees and improving the social and labour relations;
- improving the Company's investment policy.

The Company's Structure

RAO "UES of Russia" is the most important part of Russia's electricity industry. Structurally, it is comprised of the Company, the Holding Company, and the Group.

Company – the Parent Company, OAO RAO "UES of Russia".

Holding Company – the Parent Company together with its subsidiaries and dependent companies (SDCs) directly engaged in the generation, dispatching, transmission, and sales of electricity and heat.

Group – the Holding Company and all other subsidiaries and dependent companies, including those involved in design, research and development, construction, and ancillary services, as well as organizations engaged in non-core activities.

RAO "UES of Russia" plays a key role in the national economy.

The Holding Company of RAO "UES of Russia" ranks among Russia's top three companies in terms of sales. In 2003, the sales revenue of the Holding Company's entities reached RUB724.9 billion.

The Company is one of Russia's major taxpayers. The Holding Company's enterprises paid RUB99.5 billion to the consolidated budget of the Russian Federation in 2003.

RAO "UES of Russia" is the largest employer in Russia, with the average number of employees working in the Holding Company's entities making 577,600 people.

RAO "UES of Russia" plays the leading role in Russia's electricity industry

As at year-end 2003:

The Holding Company accounts for 72.4% of installed capacity of Russia's power plants

The Holding Company's entities account for 69.4% of electricity output in Russia.

The Holding Company's entities account for 32.4% of heat output in Russia.

The Holding Company owns 96.1% of the total length of transmission lines in Russia.



– RAO "UES of Russia" Holding Company
– other Russian companies
72.4 %
27.6%
30.6%
69.4 %
32.4 %
67.6%
3.9%
96.1 %

PERFORMANCE HIGHLIGHTS

	2001	2002	2003
Installed capacity of power plants of the Holding Company, million kW	156.2	155.3	**156.6**
Electricity generated by the Holding Company's power plants, billion kWh	626.8	617.4	**635.8**
Heat produced by the Holding Company's power plants, million Gcal	479.6	469.8	**468.8**
Average number of employees in the Holding Company	664,796	631,866	**577,637**
Average number of employees in the Company's divisions	16,269	13,146	3,157
Total length of the Holding Company's power transmission lines, thousand km	2,501.6	2,501.9	2,496.9
Total length of the Holding Company's backbone power transmission lines, thousand km	144.3	144.5	**144.7**
Company's net revenues from sale of goods, products, works and services, RUB million	38,614	52,591	**51,667**
The Company's profit from sales, RUB million	25,951	32,371	**30,814**
The Company's earnings before taxes, RUB million	23,614	44,695	**32,636**
Company's net (undistributed) profit, RUB million	12,777	31,079*	**24,605**
Dividend per ordinary share, RUB	0.0260	0.0337	**0.0469****
Dividend per preferred share, RUB	0.1185	0.2916	**0.2283****

* The indicators have been brought into line with the structure of assets in 2003
** Submitted for approval by the shareholder meeting



Dear Shareholders,

During the reporting period, the Board of Directors of RAO "UES of Russia" endeavoured to ensure actual participation of owners in running the Company and strategic decision taking.

Last year was an important year for RAO "UES of Russia". The Federal Laws on Electric Power Industry Reform entered into force. The Board of Directors approved "The Concept of RAO "UES of Russia" Strategy for Years 2003-2008", which defined the general guidelines for changes within the Company. Accordingly, the scope of goals set before the Board of Directors and the Board's responsibility to shareholders underwent a change.

n important result achieved by RAO "UES f Russia" in the period under review was he arrangement of work of the dministrator of Trading System, cre- tion of the relevant infrastructure, and unch of the competitive segment of ie wholesale electricity market. The ormation of the System Operator has een largely completed, and the func- ons of the Regional Dispatch dministrations have been transferred the System Operator.

the reporting period the Board of irectors held 27 meetings, at which it nsidered over 200 items of business nnected with the Company's restruc- ring and routine matters.

the Board meetings, special impor- nce was given to the questions of the ture structure of RAO "UES of Russia", particular the formation of wholesale neration companies and territorial neration companies, as well as reor- nization of regional energy companies.

ithin the framework of the Program to form the electric power industry and e Strategy of RAO "UES of Russia", the ard of Directors approved a new ructure of the Company's executive lministration in March 2004. The anges became necessary because the mpany completed the turnaround anagement stage and embarked on a w phase in its development. The new ucture is designed to strengthen the siness orientation of RAO "UES of ssia", allocate the duties and respon- ilities among the Company's senior ecutives, and create internal incentives within all subdivisions to enhance the efficiency of operation and to implement the reform.

The year under review saw continued efforts to improve the corporate governance. In August 2003, the Board of Directors established the Audit Committee. The Committee's primary goals are to consider the auditor's report, to assess the efficiency of the Company's financial policy, and to develop recommendations and proposals on improving the corporate procedures in RAO "UES of Russia".

The Board's Committees organized earlier also continued their activities. In February 2004, the Board of Directors approved the methodology to be used for evaluating the business and assets of the Company and its subsidiaries and dependent companies. The document was developed with the involvement of Deloitte & Touche and was recommended by the Appraisal Committee. Thanks to the proactive work of the Strategy and Reform Committee, a constructive dialogue was continued with various shareholder groups when considering projects of reorganization of regional energos and other issues of the sector reform.

The Board of Directors approved the Regulation on Information Policy which states that the basic principles of the information policy pursued by RAO "UES of Russia" are completeness, timeliness, objectiveness and accuracy of information on the Company's activities, and ensuring free access to such information.

The stock market evaluated the work done by RAO "UES of Russia". Over 2003, the price of the Company's ordinary shares grew 112%, whereas the RTS index increased 57%.

The existing practices of the Board of Directors, the wide range of questions considered at the Board meetings, information openness and prompt notification of shareholders about all resolutions taken by the Board of Directors made RAO "UES of Russia" a leader in the ratings assigned by agencies in Russia and abroad.

I am confident that further activities of the Board of Directors will be aimed at ensuring the development of RAO "UES of Russia" in the interests of its shareholders, increasing its investment attractiveness, and efficient resolution of problems facing the Company.

Alexander Voloshin

Chairman of the
Board of Directors



MANAGEMENT BOARD CHAIRMAN'S STATEMENT

Dear Shareholders,

For RAO "UES of Russia", the year 2003 saw the launch of the implementation stage of the Russian electric power industry reform.

At the very beginning of this process, the Company was able to maintain stability and improve its business and production performance in 2003. The collected payments for electricity and heat throughout RAO "UES of Russia" in 2003 made 101% of the amounts charged (this figure includes collection of the previously accumulated debt). During the year, the accounts receivable of the Holding Company's entities for the energy supplied decreased by 15.2%. In 2003, the Holding Company's entities were able

pay the arrears of payments to the ıdgets and extra-budgetary funds in e amount of over RUB3 billion. During e year, the entities of RAO "UES of ıssia" paid about RUB100 billion in xes to the consolidated budget of the ıssian Federation.

r the fourth consecutive year, the ıified Energy System of Russia opered 100% of calendar time at the stanrd electrical frequency prescribed by e Federal standard (GOST), 50.00 Hz.

ıe Company commissioned 2,087.9 MW capacity in 2003, a threefold increase ɔm 2002. In particular, two generation ıits of Bureyskaya HPP, the second :nerating unit at Nizhnevartovskaya 'P, and two generating units at ɹtnovskaya Geothermal Power Plant :re put into operation.

ıe Management Board of the Company ɪid special attention to the preparaɔn for the autumn-winter period of)03/2004. Due to the well-organized ɔrk of the Holding Company's entities, : were able to pass the winter peak ad without system failures or regioncrises.

2003, the Company started its transiɔn to a new tariff policy. We decided abandon the previously used "costs us" principle of tariff setting, which ɪs based on the energy companies' :penses, and proposed a new principle ılled "inflation minus". This proposal ade by the RAO UES management was ɪcked by the Government of the ıssian Federation. The gist of the new tariff system is that during the next three years, the tariff growth will be limited by the inflation rate. This means that by 2007 it will be possible to stop the growth of tariffs or even decrease them in real terms.

The new tariff policy provides incentives for the Holding Company's entities to cut their costs. Last year, the implementation of the cost control program at RAO "UES of Russia" entities resulted in RUB18.7 billion cost reduction.

Our efforts have been appreciated by the investment community. In 2003, the Company's capitalization grew 2.1 times from US$5,614 million to US$11,980 million. Standard & Poor's upgraded its credit rating outlook for RAO "UES of Russia" from "stable" to "positive". S&P also affirmed the Company's international credit rating of B and national credit rating of ruA+. The Russian rating agency "Interfax" in association with Moody's Investors Service assigned RAO "UES of Russia" a long-term national credit rating of Aa3 (rus) and a short-term credit rating of RUS-1.

A key priority for the Company is the reform of the electricity industry in Russia. In 2003, we continued to form the Unified National Power Grid and the systems of operational dispatch based on the Company's subsidiaries, OAO "Federal Grid Company" and OAO "UES System Operator - Central Dispatch Administration". Implementation of the first restructuring projects was launched at several regional energos, OAO "Kalugaenergo", OAO "Bryanskenergo" and OAO "Orelenergo". The management of RAO "UES of Russia" continues its constructive dialogue with the shareholders of the Company and the Holding Company's entities, as well as with the investment community.

One of the milestones of the year was the launch of the competitive segment of the wholesale electricity market ("5-15% market") on 1 November 2003 on the trading floor of Non-Profit Partnership "Administrator of Trading System", which has already become one of the world's ten largest competitive power exchanges in terms of turnover.

In a few years, Russia will have a fully developed competitive electricity market. Russia's electricity industry will have a strong incentive to develop on the basis of private investments. All achievements of 2003 strengthen our assurance in that.

Anatoly Chubais

Chairman of the
Management Board

RAO "UES OF RUSSIA" TODAY



69.4%

of electricity in Russia is generated by power plants of RAO "UES of Russia"

RAO "UES of Russia" is named the Power Company of the Year 2003

Platts/Business Weekly Global Energy Awards

Major shareholders*

	Stake, %
Ministry of Property Relations of the Russian Federation	52.6831
Non-profit Partnership "National Depository Center" (as nominee)	14.0295
OAO "Savings Bank of the Russian Federation" ("Sberbank") (as nominee)	10.5286
ZAO "Depository Clearing Company" (as nominee)	7.1836
ING BANK (EURASIA) ZAO (as nominee)	6.6343

CAPITAL STRUCTURE OF RAO "UES OF RUSSIA"

RAO "UES of Russia" is one of the largest Russian joint stock companies. The state holds a controlling interest in the Company.

As at 31 December 2003, the share capital of OAO RAO "UES of Russia" made RUB21.558 billion, and was divided into 43,116,903,368 shares of RUB0.50 par value each, including 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares. 139,989,946 shares were placed in the first issue in 1993, and 42,976,913,422 shares in the second issue in 1995.

The Company has 352,074 shareholders.

The State owns 22,715,371,537 shares, or 52.68% of all shares outstanding.

The increase in the number of shares held by the state occurred after the winding up of the State Investment Corporation and transfer of its assets to the Ministry of State Property pursuant to Decree of the President of the Russian Federation No. 135 dated 6 February 2003.

Number of shares held by the State*

	2001	2002	2003
Ordinary shares			
Federal property – total	22,512,343,161	22,512,343,161	22,569,848,313
including			
Ministry of Property Relations of the Russian Federation	22,116,562,026	22,512,329,609	22,569,834,761
Russian Federal Property Fund	395,767,583	0	0
Regional Property Funds	13,552	13,552	13,552
Preferred shares			
Federal property - total	145,523,224	145,523,224	145,523,224
including			
Ministry of Property Relations of the Russian Federation	140,711,032	145,523,224	145,523,224
Russian Federal Property Fund	4,812,192	0	0
Regional Property Funds	0	0	0

Shareholdings structure*

Shareholding	Number of shareholders		Number of nominees	
	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
1 – 10,000	307,854	72,027	10	10
10,001 – 100,000	12,084	10,654	9	6
100,001 – 1,000,000	1,101	169	14	5
1,000,001 – 10,000,000	127	7	8	5
over 10,000,000	5	2	10	5
TOTAL	321,171	82,859	51	31

* as at 31 December 2003

Ownership structure, as at 31 December, %

1. State
2. legal persons and nominees
3. private individuals


3 | 4.13
1 | 52.55
2 | 43.32
2002
3 | 3.44
1 | 52.68
2 | 43.88
2003

MAP OF THE UES OF RUSSIA


NORWAY
BORISOGLEBSK HPP
KAITAKOSKI HPP
SEREBRYANSK HPP-1
KOLSKY NPP
KNYAZHEGUBSKAYA HPP-11
BELOPOROZHSKAYA HPP
KRIVOPOROZHSKAYA HPP
PODUZHEMSKAYA HPP
PUTKINSKAYA HPP
ONDSKAYA HPP
ARKHANGELSK TPP-1
SEVERODVINSK CHPP-1
PECHORSKAYA TPP
FINLAND
SVETOGORSK HPP-11
SVIRSKIKH HPP CASCADE
NORTHWEST CHPP
LENINGRAD NPP
BALTIC TPP
CHEREPOVETS TPP
CHPP-1,2,3 KOTLAS PPC
SURGUT TPP-1
SEROVSKAYA TPP
YAIVA TPP-16
ESTONIA
ESTONIA TPP
KIRISHI TPP-19
GVS 2 CHPP
PVS CHPP
KIROV CHPP-5
PERM TPP
NIZHNETURYINSK TPP
RYBINSK HPP
KAMA HPP
VERKHNETAGILSK TPP
PSKOV TPP
UGLICH HPP
SREDNEURALSK TPP
KALININSKAYA NPP
KOSTROMA TPP
VOTKINSKAYA HPP
REFTINSKY TPP
LATVIA
KONAKOVSKAYA TPP
NIZHNY NOVGOROD HPP
CHEBOKSARY HPP
N. SVERDLOVSK CHPP
BELY YAR NPP
TYUMEN CHPP
ZAGORSK HAP
KAZAN CHPP-3
LITHUANIA
SMOLENSK TPP
MOSENERGO TPP-3
KARMANOVO TPP
KALININGRAD CHPP-2
SHATURA TPP-5
NIZHNEKAMSK HPP
KURGAN CHPP
DOROGOBUZH CHPP
ULYANOV CHPP-2
PAVLOVKA HPP
KRUONIO HAPP
KASHIRA TPP-4
ZAINSK TPP
YUZHNOURALSK TPP
KALININGRAD TPP-2
ALEKSINO CHPP
RYAZAN TPP
UFA CHPP-2
PCHPP
SMOLENSK CHPP
VAZ CHPP
TROITSK TPP
CHEREPET TPP
NOVOMOSKOVSK TPP
SMOLENSK NPP
SHEKINO TPP
VOLGA HPP
LOWER STERLITAMAK CHPP
BELARUS
SAMARA CHPP
PAVLODAR
KURSK NPP
SARATOV HPP
KUMERTAU CHPP
IRIKLINSKAYA TPP
BALAKOVO NPP
POLAND
NOVOVORONEZHSKY NPP
ORSK CHPP-1
EKIBASTU
GUBKINSKAYA CHPP
UKRAINE
ZMIYOV TPP
VOLGA HPP
KAZAKH
VOLGOGRAD CHPP-3
LUGANSK TPP
NESVETAY TPP
ZIMLYANSKAYA HPP
VOLGODONSK NPP
NOVOCHERKASSK TPP
VOLGODONSK CHPP-2
STAVROPOL TPP
KRASNODAR CHPP
KUBAN HPP-4
NEVINNOMYSSK TPP
AUSHIGERSKAYA TPP
CHIRKEYSKAYA HPP
INGURI HPP
IRGANAYSKAYA HPP
EZMINSKAYA HPP
GEORGIA
AZERBA

STRUCTURE OF RAO "UES OF RUSSIA"

RAO "UES OF RUSSIA" GROUP

RAO "UES OF RUSSIA" HOLDING COMPANY

OAO RAO "UES OF RUSSIA", PARENT COMPANY

Executive Administration Branches and Representative offices

OAO "System Operator – Central Dispatch Administration of the Unified Energy System»

Integrated Dispatch Administrations of Energy Systems - IDA

OAO "Federal Grid Company of the Unified Energy System"

Terrirorial Isolated Units – Interconnected Power Grids

Energy Management Companies:

OAO "Northern Energy Management Company"
OAO "Urals Energy Management Company"
OAO "Caucasus Energy Management Company"
OAO "Far Eastern Energy Management Company"
OAO "Volga Hydroenergy Cascade Management Company"
OAO "Middle-Volga Interregional Energy Management Company"

Regional Energos and AO-Power Plants, by Energy Areas

Center:	20 regional energos, 6 AO-power plants, 1 power plant under construction
North-West:	8 regional energos, 4 AO-power plants, 1 power plant under construction
Volga:	8 regional energos, 3 AO-power plants
Urals:	9 regional energos, 4 AO-power plants
South:	11 regional energos, 7 AO-power plants, 4 power plants under construction
Siberia:	10 regional energos, 7 AO-power plants, 1 power plant under construction
East:	7 regional energos, 5 AO-power plants, 1 power plant under construction

ZAO «Inter RAO UES»

COMPANIES THAT ARE PART OF RAO UES GROUP

Management Companies – Scientific and Technical Centers
Research and Development and Project Design Organizations
Construction and Maintenance Organizations
Non-Core Businesses


PEVEK GTU
CHAUNSK CHPP
FPP (Floating Power Plant)
"SEVERNOYE SIYANIYE"
BILIBINO NPP
SHMIDT P. TPP
EGVEKINOT TPP
ANADYR CHPP
ARKAGALA TPP
UST-SREDNEKAN HPP
BERINGOVSKY TPP
(Regional Power Plant)
KAMCHATKA CHPP-2, 1
MUTNOVSKAYA GeoTPP
PAUZHET GeoTPP
Operating
Under construction
Power plants
Installed capacity 1,000 MW or more
HPP
CHPP
TPP
NPP
Substations
1150 kV
750 kV
500 kV
400 kV
330 kV
220 kV
110 kV
± 400 kV
ICC
Transmission lines
1150 kV
750 kV
500 kV
400 kV
330 kV
220 kV
110 kV
± 400 kV
Borders
Russia
IES



RUSSIA
NORILSK CHPP-3
NORILSK CHPP-2
UST-KHANTAYSKAYA HPP
KUREYSKAYA HPP
VILUYUY HPP-3
VILYUY CASCADE HPP
YAKUTSK TPP
FPP 03
BOGUCHANY HPP
UST-ILIMSK HPP
MAMAKANSKAYA HPP
TELMAMSKAYA HPP
NERYUNGRI TPP
TOMSK TPP-2
TOMSK TPP-2
NAZAROVO TPP-1
KRASNOYARSK CHPP
BRATSK HPP
KRASNOYARSKAYA TPP-2
KRASNOYARSK HPP
BEREZOVSKAYA TPP-1
BELOVO TPP
ABAKAN CHPP
MAINA HPP
TOM-USINSKAYA TPP
SAYANO-SHUSHENSK HPP
BIYSK CHPP -1
IRKUTSK CHPPs
IRKUTSK HPP
CHITA CHPP-1
GUSINOOZYORSK TPP
KHARANORSKAYA TPP
ZEYSKAYA HPP
INZHANSKAYA HPP
CHAGOYANSKAYA HPP
BLAGOVESHENSK CHPP
BUREYA HPP
RAYCHIKHINSKAYA TPP
LOWER BUREYA HPP
KHABAROVSK
PRIMORYE TPP
USSURIYSK CHPP
ARTEMOVSKAYA CHPP
VLADIVOSTOK CHPP-2
PARTIZANSK TPP
MONGOLIA
CHINA
NORTH KOREA



242

companies make up the Group of RAO "UES of Russia"

RAO "UES of Russia" is named winner of the Russian Leaders in Corporate Governance - 2003 Awards

Organizer: Investor Protection Association

BOARD OF DIRECTORS

Board of Directors elected on 30 May 2003*

Alexander Voloshin	Chairman of the Board of Directors; Head of Administration of the President of the Russian Federation
Victor Khristenko	Deputy Chairman of the Board of Directors; Deputy Chairman of the Russian Government
Anatoly Chubais **	Chairman of the Management Board, RAO "UES of Russia"
David John Geovanis	Managing Director, Basic Element Holding Limited (Jersey); member of the Board of Directors, OAO "Svyazinvest"
German Gref	Minister of Economic Development and Trade of the Russian Federation
Alexander Kazakov	Member of the Federation Council of the Federal Assembly of the Russian Federation
Sergey Kosarev	Deputy Minister of Property Relations of the Russian Federation
Leonid Melamed	First Deputy Chairman of the Management Board, RAO "UES of Russia"
Andrey Melnichenko	Director General (President), ZAO "MDM Group"
Sergey Popov	Chairman of the Board of Directors, ZAO "MDM Group Asset Management Company"
Seppo Remes	Director, Vostok Nafta Investment Ltd. (Russia)
Yury Sakharnov	First Deputy Chairman of the Federal Energy Commission of the Russian Federation
Igor Yusufov	Minister of Energy of the Russian Federation
Ilya Yuzhanov	Minister of Antimonopoly Policy and Business Support of the Russian Federation
Valentin Zavadnikov	Member of the Federation Council of the Federal Assembly of the Russian Federation

* Positions as at the time of election
** Equity stake held is 0.00195%
The amount of compensation paid to the members of the Board of Directors of RAO "UES of Russia" in respect of 2003 totalled RUB15.8 million

Board of Directors elected on 28 June 2002*

Alexander Voloshin	Chairman of the Board of Directors; Head of Administration of the President of the Russian Federation
Aleksey Kudrin	Deputy Chairman of the Board of Directors; Deputy Chairman of the Government of the Russian Federation; Minister of Finance of the Russian Federation
Rolf Bierhoff	Independent member of the Board of Directors of RAO "UES of Russia"
Alexander Branis	Director of the Moscow Representative Office of Prosperity Capital Management
Anatoly Chubais **	Chairman of the Management Board, RAO "UES of Russia"
German Gref	Minister of Economic Development and Trade of the Russian Federation
David Alexander Herne	Manager, Halcyon Advisors Fund
Alexander Kazakov	Member of the Federation Council of the Federal Assembly of the Russian Federation
Sergey Kosarev	Deputy Minister of Property Relations of the Russian Federation
Alexander Lebedev	President and Chairman of the Management Board, National Reserve Bank
Leonid Melamed	First Deputy Chairman of the Management Board, RAO "UES of Russia"
Yury Sakharnov	First Deputy Chairman of the Federal Energy Commission of the Russian Federation
Anatoly Yanovsky	Deputy Minister of Energy of the Russian Federation
Ilya Yuzhanov	Minister of Antimonopoly Policy and Entrepreneurship Support of the Russian Federation
Valentin Zavadnikov	Member of the Federation Council of the Federal Assembly of the Russian Federation

* Positions as at the time of election
** Equity stake held is 0.00195%

MANAGEMENT BOARD



-cheslav RONIN**
cy making and lementation in sphere of tech-ıgy; overall man-ment of techni- e-equipment maintenance vities

Vyacheslav SINYUGIN***
corporate policy development and implementation, support for restructuring and liberalization of the electricity market

Mikhail ABYZOV
policy making and implementation in the sphere of power generation and supply; fuel supply to power plants; organizing the operational management process

Sergey DUBININ
raising investments in the top priority power generation projects

Andrey RAPPOPORT
organization of electricity exports and operation of interconnected power grids

Yakov URINSON
coordination of business and production processes within the Company

Leonid MELAMED
policy making and implementation in the sphere of economy, finance, accounting, and HR management

. at 31 December 2003



nitry
:URBA
ief Financial
Ticer, develop-
ent and imple-
entation of finan-
l policy

Anatoly
ZELINSKY
organization
of special proj-
ects in financial
and budgetary
areas

Vasily
ZUBAKIN****
organization of cap-
ital management,
support for reform
processes

Alexander
KOLESNIKOV
relations
with shareholders
and potential
investors

Victor
PAULI*****
organization
of the process
of operational
management
of the
UES of Russia

Pavel
SMIRNOV
organization
of legal
support of the
Company's
activities

Andrey
TRAPEZNIKOV
implementation
of a common forma-
tion policy

Leonid
GOZMAN
managing relatio
with government
authorities and p
organizations

:natoly CHUBAIS*
efining the corporate policy and development strategy,
verall management of the Company's activities

* stake in the authorized capital held: 0.(
** stake in the authorized capital held: 0.0(
*** stake in the authorized capital held: 0.0(
**** stake in the authorized capital held: 0.0(
***** stake in the authorized capital held: 0.0(

The amount of compensation paid to the members of the Manag
Board of RAO "UES of Russia" in respect of 2003 totalled RUB145.!

COMPANY'S GOVERNANCE STRUCTURE IN 2003


GENERAL MEETING OF SHAREHOLDERS OF OAO RAO "UES OF RUSSIA"
BOARD OF DIRECTORS OF OAO RAO "UES OF RUSSIA" Chairman of the Board of Directors A.S. VOLOSHIN
First Deputy Chairman of Management Board L.B. MELAMED
Deputy Chairman of Management Board Ya.M. URINSON
Deputy Chairman of Management Board A.N. RAPPOPORT
Deputy Chairman of Management Board S.K. DUBININ
Deputy Chairman of Management Board, Chief Engineering Officer V.P. VORONIN
Deputy Chairman of Management Board V.Yu. SINYUGIN
Member of Management Board A.M. ZELINSKY
Member of Management Board, Chief Financial Officer D.G. ZHURBA
Member of Management B
Head of Capital Management Department V.A. ZUBAKIN
Accounting Director A.A. MAKSIMETS
Investment Policy Director I.A. SHLENSKY
Director for Construction of Generation Facilities A.YA. KOPSOV
Capital Management Department
Corporate Management Director O.B. OSKUZYAN
HR Management Department
Economy Department of Holding Company and SDCs
Investment Policy Department
Capital Construction and Reconstruction Department
Corporate Policy Department
Accounting and Reporting Department
Tax Accounting Department
Capital Accounting Department
Corporate Finance Department
Financial Control and Forecast Department
Treasury
Economic Planning and Analysis Department
Directorate for Relations with International Financial and Economic Organizations
IT Directorate
Production Logistics Department
Export Department
Telecommunications Directorate
Department of Electricity Industry of Chechen Republic
Department for Scientific Research Policy and Development
Department for Technical Re-equipment and Energy R&M Modernization
Strategy Department
Department for Elec
Power Industry Refo
Center for Regiona
Energos Restructuri
Project Center for
Regulatory Suppo
of Sector Reform
Directorate for Corporate Strateg Implementation
Energy Hydrocarbon Fund
NP "Corporate Training and Research Center"
Printing house, 4 health centers
OAO "UES FGC"
ZAO "InterRAO UES"
OAO "MUS Energetiki"
OAO "EnergoStroysnabkomplekt UES"
OAO "Gruzrosenergo"
Electrosetservis
Foreign Branches
Branch "ESKO UES"
NP "ATS"
OAO "Corporate Governance Institute"
5 Representative Offices for management of companies


MANAGEMENT BOARD OF OAO RAO "UES OF RUSSIA"
Chairman of the Management Board
A.B. CHUBAIS
Deputy Chairman of Management Board
M.A. ABYZOV
Deputy Chairman of Management Board
V.Yu. PLATONOV
Member of Management Board, Head of Share Capital and Shareholder Relations Department
A.S. KOLESNIKOV
Member of Management Board
A.V. TRAPEZNIKOV
Member of Management Board
P.S. SMIRNOV
Member of Management Board, Government Relations Officer
L.Ya. GOZMAN
Member of Management Board
V.K. PAULI
Media Relations Department
Government and Public Relations Department
Department for General Inspection of Power Plants and Grids
Fuel Supply Department
Power Plants Department
Share Capital and Shareholder Relations Department
Legal Department
Department-Secretariat of the Chairman of the Board
Economic Security Department
Operational Management Director
A.A. NEGOMEDZYANOV
Administration Management Department
Financial Audit Department
Directorate of External Relations and Protocol
Special Directorate
Energy Sales Department
Operational Management Department
ZAO "Yurenergo UES"
OAO "UES SO-CDA"
7 Power Supervision Divisions

New Governance System Structure

The completion of the turnaround management phase at RAO "UES of Russia" and the need to carry out a large-scale reform in the electricity sector while increasing the operational efficiency of the companies that are part of the Holding Company called for a change in the existing governance structure of the Company.

On 26 March 2004, the Board of Directors of RAO "UES of Russia" approved the new organizational structure of the Company's executive administration.

The key principle of the new structure is to create centers of responsibility in different lines of business of the Company (dispatching, transmission/distribution, generation, etc.) which have clearly defined goals set before them and the resources to accomplish them. The Business Units formed in the process will be given the tasks to increase efficiency and implement the reform in the subsidiaries under their management.

Also, the Corporate Center and Reform Management Center have been created within the executive administration. The major tasks of the Corporate Center include defining the development strategy of the Company, development of standards and methods of operation, and performance of coordination and control functions. The Reform Management Center will handle the reform issues and oversee the implementation of all projects relating to the sector reform.

The new organizational structure based on the experience of the world's leading energy companies will help accomplish the new goals set before RAO "UES of Russia".

Members of the Management Board



GENERAL MEETING OF SHAREHOLDERS OF OAO RAO "UES OF RUSSIA"
BOARD OF DIRECTORS
Chairman of Board of Directors
A. VOLOSHIN
MANAGEMENT BOARD
Chairman of Management Board
A. CHUBAIS
CORPORATE CENTER
Ya. URINSON
Deputy Chairman of Management Board
L. Gozman
S. Dubinin
D. Zhurba
V. Platonov
A. Trapeznikov
REFORM MANAGEMENT CENTER
Yu. UDALTSOV
V. Zubakin
A. Chikunov
POWER GRIDS BUSINESS UNIT
A. RAPPOPORT
HYDRO GENERATION BUSINESS UNIT
V. SINYUGIN
BUSINESS UNIT 1
M. ABYZOV
BUSINESS UNIT 2
V. AVETISYAN
SERVICES BUSINESS UNIT
V. VORONIN
B. AYUYEV
OAO "UES SO-CDA"
OAO "UES FGC"
IDCs
ZAO "Inter RAO UES"
Export/import
Foreign assets
Hydro WGCs:
WGC-7, 8, 9, 10
Hydroelectric power plants under construction
Thermal
WGC-3, 5, 6
TGC-1, 2, 3, 4 5, 8, 9, 14 and corresponding regional energos
Eastern regional energos
Thermal
WGC-1, 2, 4,
TGC-6, 7, 10, 11, 12, 13 and corresponding regional energos
R&M SDCs of RAO UES, institutes, engineering centers, construction companies, power plants under construction that are not part of WGCs/TGCs

On 26 March, 23 April, and 21 May 2004, the Board of Directors of RAO "UES of Russia" approved changes to the composition of the Company's Management Board in line with the approved organizational structure of the Company.

Management Board

CHAIRMAN OF THE MANAGEMENT BOARD	
Anatoly Chubais*	defining the corporate policy and development strategy for the Holding Company, overall management of its activities
DEPUTY CHAIRMAN OF THE MANAGEMENT BOARD	
Yakov Urinson	organization of economic and production processes, organization of capital management, shaping and implementation of economic, financial, accounting, personnel and corporate policies
MEMBERS OF THE MANAGEMENT BOARD	
Mikhail Abyzov	policy making and implementation in the sphere of power generation and supply; fuel supply to power plants; implementation of measures to reform the controlled subsidiaries and dependent companies of RAO "UES of Russia"
Vladimir Avetisyan	policy making and implementation in the sphere of power generation and sales; fuel supply to electric and thermal power plants; implementation of measures to reform the controlled subsidiaries and dependent companies of RAO "UES of Russia"
Boris Ayuyev**	organization of management processes within the UES of Russia, organization of operations of OAO "UES SO-CDA"
Alexander Chikunov	management of implementation of restructuring projects at the Holding Company's entities
Sergey Dubinin	raising investments for the top priority power generation projects of the Holding Company
Leonid Gozman	officer responsible for relations with government authorities and public organizations; management of government relations and relations with public organizations
Andrey Rappoport	organization of operation of the power grid of the UES of Russia, electricity exports and imports, management of the Holding Company's foreign assets, management of operations in controlled subsidiaries and dependent companies of RAO "UES of Russia"
Vyacheslav Sinyugin***	policy making and implementation in the sphere of generation and sales of electricity produced by hydroelectric power plants of the Holding Company; management of the operations in the controlled subsidiaries and dependent companies of RAO "UES of Russia"
Pavel Smirnov	organization of legal support of the Company's activities
Andrey Trapeznikov	implementation of a common information policy of the Holding Company
Yury Udaltsov	support of the reform processes within the Holding Company, determination of the Company's policies in the process of electricity market liberalization and formation of the target structure within the electricity sector
Vyacheslav Voronin****	formulation of a common scientific and technical policy, organization of technical re-equipment and maintenance activities, management of operations in the controlled subsidiaries and dependent companies of RAO "UES of Russia"
Dmitry Zhurba	Chief Financial Officer, development and implementation of financial policy, organization of accounting at the Company
Vasily Zubakin*****	organization of capital management in the Company

◐ as at 21 May 2004
* stake in the authorized capital held: 0.00195%
** stake in the authorized capital held: 0.0000124%
*** stake in the authorized capital held: 0.000092%
**** stake in the authorized capital held: 0.000009%
***** stake in the authorized capital held: 0.000074%

GOVERNANCE SYSTEM

The governance system of RAO "UES of Russia" is aimed at implementing the Company's development strategy and is based on uniform corporate standards. Its principal elements are financial management, business planning, property management, management of the reform processes, HR management, and operational management.

Corporate Policy

The main principles of corporate governance at RAO "UES of Russia" are transparency, accountability, and responsibility.

Corporate Governance Structure

The supreme management body of OAO RAO "UES of Russia" is a General Meeting of shareholders. Shareholders delegate to the Board of Directors the principal powers to manage the Company's operations during the period between shareholder meetings. The Board of Directors appoints the Management Board to run the Company on a day-to-day basis.

Shareholder Meeting

At the general meeting of shareholders held on 30 May 2003, amendments were made to the Company's Charter. These changes are designed to facilitate implementation of the provisions of the Procedure for Interaction of OAO RAO "UES of Russia" with Business Companies whose Shares are Owned by OAO RAO "UES of Russia", as approved by the Board of Directors of RAO "UES of Russia" in August 2002 ("Interaction Procedure").

The Interaction Procedure is intended to ensure control by OAO RAO "UES of Russia" over transactions in shares and stakes of its subsidiaries and dependent companies (SDCs) and the property of the SDCs relating to their core business, as well as ensuring a closer corporate interaction with the SDCs.

The Interaction Procedure regulates the exercise by RAO "UES of Russia" of its rights in relation to the SDCs, which permits representatives of the Parent Company on the SDCs' executive bodies to take balanced and effective resolutions at shareholder meetings and meetings the SDCs' Boards of Directors.

In connection with entry into force of the Regulation on Additional Requirements to the Procedure for Preparation, Convocation, and Conduct of the General Meeting of Shareholders approved by the Resolution of the FCSM of Russia dated 31 May 2002, the relevant amendments and additions were made to the Charter and the Regulation on the General Meeting of Shareholders of the Company. These changes are intended to protect the legal rights and interests of the Company's shareholders.

Board of Directors

The Board of Directors elected at the AGM held on 30 May 2003 consists of 10 Government representatives and 5 representatives from minority shareholders.

During the year, the Board of Directors held 27 meetings and considered over 200 items of business. The Board of Directors took several decisions designed to promote implementation of the Government's electricity industry reform program and the Reform Strategy of RAO "UES of Russia" for 2003-2005 "5+5". In particular, the Board of Directors considered over 29 restructuring plans of regional energos. Special attention was given to the establishment of Wholesale Generation Companies (WGCs) and Territorial Generation Companies (TGCs).

The amendments made to the Company's Charter significantly extended the competence of the Board of Directors and considerably increased responsibility for the decisions taken on the issues relating to day-to-day activities and restructuring of the SDCs of RAO "UES of Russia" and their subsidiaries.

Within the framework of the Company's corporate policy intended to increase its transparency, it was decided to inform the Company's shareholders about the most important resolutions of the Board of Directors through conference calls, which are held by the Company after each Board meeting. Information on the results of Board meetings is regularly posted on the Company's website.

Committees of the Board of Directors

Pursuant to the Regulation on the Board of Directors of RAO "UES of Russia", three Committees have been established under the Board of Directors: Strategy and Reform Committee, Audit Committee, and Appraisal Committee.

The Reform Committee was formed pursuant to the decision of the Board of Directors of RAO "UES of Russia" of 31 August 2001. Later on, the Committee was renamed as Strategy and Reform Committee.

The new composition of the Committee, which was approved after the AGM, consists of 13 members, four of which are representatives of the State, four are representatives of minority shareholders, two represent the Management Board, and three are independent experts. The Committee is headed by the minority shareholders' representative David Herne.

The Committee is engaged in the analysis of proposals and working out recommendations for the Board of Directors of RAO "UES of Russia" on the matters relating to the devel-

opment and implementation of the Holding Company's strategy.

The Appraisal Committee for corporate asset evaluation in the process of reorganization was formed in April 2002. The Committee has 14 members, including representatives from the energy-related Ministries and Departments, minority shareholders, management, and two leading experts in the appraisal business. The Committee is chaired by Sergey Kosarev, member of the Board of Directors of RAO "UES of Russia".

The Committee's task is to develop the procedure for determining the market value of assets and business of the Company, its SDCs, the newly established companies, and any other business entities taking part in transactions during the reform period, and to control the performance of such evaluation.

The Audit Committee was formed by the decision of the Board of Directors on 29 August 2003. The Audit Committee works under the Board of Directors and performs consulting and advisory functions. The Committee is to control the external auditors' activities, oversee the tender to select the external auditors for the Company, and analyze the Company's financial statements and accounting policies.

The Committee consists of 5 members, two of which are State representatives and three are representatives of minority shareholders. The Committee is chaired by Seppo Remes, member of the Board of Directors of RAO "UES of Russia".

Corporate Governance Code

RAO "UES of Russia" was among the first companies in Russia to adopt a Corporate Governance Code. This Code incorporates statements of voluntary obligations undertaken by the participants in the Holding Company, including shareholders, members of the Board of Directors and the Management Board of the Company.

The provisions of corporate governance set forth in the Code serve as an addition to the legislative and bylaw requirements, allowing to achieve an optimal balance of interests through formalization of agreements and arrangements among all corporate stakeholders, including different (from the viewpoint of interests) groups of shareholders, representatives of supervisory agencies and the companies' management bodies.

In pursuance of the Company's policy designed to raise the level and quality of corporate governance, the Company drafted the Regulation on the Information Policy, which was approved by the Board of Directors on 3 February 2004. This Regulation gives special attention to the issues of financial and information transparency of RAO "UES of Russia" operations. The Regulation on Information Policy contains rules and approaches to information disclosure adopted by the Company. It is a set of documents and materials which the Company discloses and makes available to any interested persons pursuant to the Federal Laws, requirements imposed by the Federal Commission for the Securities Market (FCSM of Russia), as well as the voluntarily undertaken standards for the disclosure of additional information.

SDC Corporate Governance System

The basic principles of the system of corporate governance for the subsidiaries and dependent companies of RAO "UES of Russia" are as follows:

- considering the interests of the SDCs' shareholders and protecting their rights in the performance of corporate actions, including those relating to SDC restructuring;
- ensuring that the corporate governance system corresponds to the advanced standards of Russian and foreign companies;
- achieving an optimum distribution of powers among the SDCs' Boards of Directors and executive bodies in the sphere of management;
- disclosure of information about transactions involving the SDCs' property;
- control by the SDCs' shareholders and the Board of Directors over the asset management process;
- control by the Board of Directors of RAO "UES of Russia" over the management process of the SDCs' assets and the SDCs' subsidiaries and dependent companies.

During the year, the Company worked to improve the SDCs' corporate governance systems aimed at increasing the SDCs' independence in operational decision-taking and reducing operational and administrative functions performed by divisions of the executive administration of RAO "UES of Russia".

Arrangements were made to establish a governance system for SDCs' subsidiaries and dependent companies, and a system of control over transactions involving their property and shareholdings (stakes) in SDCs' subsidiaries and dependent companies.

The SDCs have formed Committees under their Boards of Directors to address questions that are within the scope of authority of the SDCs' Boards of Directors, and prepared the relevant recommendations to the SDCs' boards and management bodies.

Dividend Policy

The dividend payment policies of RAO "UES of Russia" are governed by the Federal Laws "On Joint-Stock Companies" and "On Federal Budget", and by the Company's Charter. At the meeting held in April 2003, the Board of Directors approved the Methodology for Dividend Calculation of RAO "UES of Russia".

The Methodology is based on the following principles:

- compliance of the dividend calculation and payment practices used by the Company with the laws of the Russian Federation;
- observance of shareholders' interests;
- maintaining the required level of financial and technical state of the Company and ensuring its development;
- need to increase the Company's investment attractiveness;
- using the principle of differentiating the amount of dividends paid depending on the values of some key criteria;
- ensuring transparency of the procedures for determining the amount of dividend payments.

The amount of ordinary dividend is calculated using the EBITDA (earnings before interest, taxes, depreciation, and amortization). The total amount of dividends paid on preferred shares should be at least 10% of the Company's net profit divided by the number of preferred shares (which make up 25% of the authorized capital of the Company (Article 5.3. of the Charter)). The dividend per preferred share may not be less than the amount of dividend per ordinary share.

In 2002, RUB1,988 million was allocated for payment of dividends, an increase of RUB675 million compared to 2001. The amount of dividends payable to shareholders was transferred by the Company to the account of the Moscow Central Depository before 1 December 2003.

The aggregate amount of dividends paid by the SDCs of RAO "UES of Russia" in 2003 in respect of 2002 was RUB6,019 million, including RUB3,600 million in dividends on the shares held by RAO "UES of Russia". The dividends on the Company's shareholdings in 2003 were paid only in cash within the timeframe approved by shareholders at annual general meetings of the SDCs of RAO "UES of Russia".

The increase in the amount of dividends declared by the SDCs was due to the fact that the Board of Directors of RAO "UES of Russia" approved the new principles of dividend policy of RAO "UES of Russia" on 21 January 2003. The Management Board of RAO "UES of Russia" also approved the Revised Methodology for Dividend Calculation at the SDCs. Under the new principles, the dividend amount was calculated depending on the value of EBITDA and the financial position of a particular SDC. This made it possible, on the one hand, to raise the dividend, and optimize the dividend burden borne by the SDCs of RAO "UES of Russia", on the other hand.

Aggregated amount of dividends paid by SDCs of RAO "UES of Russia", RUB million


● – Dividends paid on shareholdings of OAO RAO "UES of Russia"
○ – Total dividends paid
281
541
471
1,070
1,160
2,453
2,112
3,647
3,600
6,019
1998
1999
2000
2001
2002
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0

In 2003, the dividends on preferred shares in the SDCs of RAO "UES of Russia" in respect of 2002 were calculated with due regard to the rights of preferred shareholders. Thanks to the full payment of dividends on preferred shares, RAO "UES of Russia" preserved its percentage of voting shares that could be voted at general meetings of shareholders of its SDCs.

Company's loans and debt issues*

	Currency	Amount in loan/debt currency, millions	Date of receipt	Amount outstanding, RUB million**
Bank loans				
European Bank for Reconstruction and Development	EUR	100	10 Jan.2002	1,723.36
Other loans/debt issues				
RAO "UES of Russia" bonds, Series R2	RUB	3,000	22 Oct.2002	3,000.00
Ministry of Finance of the Russian Federation (IBRD loan)	USD	29	04 Sep.2000	290.07
Total loans/debt issues				3,290.07
TOTAL				5,013.43

* as at 31 December 2003
** exchange rate as at 31 December 2003

Financial Management and Organization of Financial Market Operations

The priority in financial policy of RAO "UES of Russia" is efficient planning and use of financial resources within the framework of the Company's common development strategy.

Financial Management

The financial policy of RAO "UES of Russia" is primarily implemented through the financial resources management within the budgeting system and optimization of the settlement process. The budgeting system is a set of tools used for streamlining the Company's finance and business operations and for financial management at its SDCs within the framework of a common development strategy. As a measure to optimize settlements, in 2003 the Company organized payments in the amount of over RUB1 billion in same-day funds through banks located in different regions without diverting funds from activities of the Company or its SDCs.

A major instrument designed to improve the budgeting process is the Regulation for forming cash flows and reports on its fulfilment by regional energos and AO-power plants in effect at the Holding Company's energy enterprises. The Regulation is designed to increase responsiveness of financial management and improve quality of budget planning, and to promptly react to changes in the financial situation at the Holding Company's energy entities.

As a measure to accelerate the managerial decision-taking, the Company stopped using the practice of approval and adjustment of budgets by the SDCs' Boards of Directors. These powers were transferred to the energy companies' executive bodies, which increased their responsibility for the decisions taken. The number of performance indicators has also been reduced, which simplifies and expedites the process of preparing, approving, and adjusting SDCs' budgets.

The approved "Regulation for Forming Cash Flows and Reports on its Fulfilment by Regional Energos and AO-power Plants" ensures operational control and management of cash flows, substantiates the managerial decisions being taken, helps to control the funding of investment projects and to appropriately assess the effectiveness of lines of business. Further development of the budgeting system at RAO "UES of Russia" is aimed at refining the financial management technologies through establishment of a unified analysis and information database. In 2003, a technical specification was prepared which envisages the creation of a specialized information portal in 2004 intended for budgeting using internet-technologies. The approved intracorporate standard will help consolidate the central system of RAO "UES of Russia" and those of its SDCs into a common information network and implement a uniform approach to analysis of cash flows. On this basis, a multilevel support for decision-making using an indicative interface will be implemented in the Holding Company.

Operations on Financial Markets

The key aspects of the Company's operations on financial markets in 2003 were idle cash management and debt servicing.

The idle cash is invested by RAO "UES of Russia" based on the principles of maximum economic efficiency using such criteria as return/risk ratio and maturity/liquidity ratio. In order to minimize and diversify the risks, limits for placement of funds are established

only for financially sound credit institutions ranking among Russia's largest banks.
In 2003 the transactions to invest idle cash were carried out in accordance with the limits established for such instruments as banks' promissory notes, certificates of deposits and irreducible balances in settlement accounts at interest rates equal to or above the average market rates.
RAO "UES of Russia" did not raise any additional bank loans in 2003 except for the daylight overdraft which occurred only once. The previously raised loans and issued debt were serviced in strict accordance with the schedules for debt service or ahead of schedule.
2003 saw a significant reduction in loan liabilities of RAO "UES of Russia" in connection with repayment (including early repayment) of the previously raised loans and debt. As a result, the servicing of loan liabilities was considerably reduced compared to the previous year.

Company's Credit Ratings

In September 2003, Standard & Poor's upgraded its credit rating outlook for RAO "UES of Russia" from "stable" to "positive" affirming the Company's international credit rating of B and national credit rating of ruA+.
Besides, the Standard & Poor's and the Russian rating agency "Expert RA" confirmed their respective ratings of ruA+ and A+ assigned to Series R2 bonds of RAO "UES of Russia".
In March 2004, the Russian rating agency Interfax in association with Moody's Investors Service assigned RAO "UES of Russia" a long-term national credit rating of Aa3 (rus) and a short-term credit rating of RUS-1.
The short-term credit ratings are high, which suggests that the Company's financial and business performance corresponds to and even exceeds the level needed for full and timely fulfilment by the Company of its obligations.

Business Planning

Business planning at the enterprises of RAO "UES of Russia" is a basis for taking professional managerial decisions and increasing shareholder control.

Integrated business planning helps streamline production, increase cost control, and improve the quality of planning of financial targets.
Currently, business planning is conducted in 200 subsidiaries and dependent companies of RAO "UES of Russia", which includes all regional energos and AO-power plants.
In 2003, business plans were formulated using a model which employs a reduced number of control data and approval procedures. In addition to the general consolidated parameters, the business plan now includes principal characteristics for such areas of regional energos' operations as marketing, production, investments, procurement management, HR management, capital management, and financial management. The key points of the plan are adjusted once a year based on the results of the first quarter. The results of implementation of business plans are reviewed by the Commission for Economic Policy, Tariff Setting and Business Planning of RAO "UES of Russia".

Debt Structure as at 31 December 2003, %

1. RAO UES bond issue, Series R2
2. EBRD loan
3. Ministry of Finance of the Russian Federation (IBRD loan 4181-RU)



3 15.8
1 59.8
2 34.4
2003

The sections of the business plan model:

- Analysis of operational results and goals set;
- Marketing;
- Production;
- Procurement management;
- Human resource management;
- Cost control;
- Investments;
- Property management;
- Financial management (profit generation, allocation and use);
- Budget.

The fulfilment of a business plan is assessed on the basis of return on total assets and other indicators of the business plan. The values of these indicators determine the Company's worth, they are controlled by its shareholders and serve as a basis for awarding bonuses to SDCs' executives.

Cost Control Programs play an important part in the implementation of business plans of the Company's subsidiaries. These Programs set targets for cost reduction on main expense items and facilitate the achievement of high final results by member entities of the Holding Company.

In 2003, the cost reduction efforts were carried out in accordance with the Procedure for the Formation of Cost Control Programs by SDCs of RAO "UES of Russia".

The model of the cost control program identified the key aspects of cost reduction:

- Fuel costs;
- Raw materials and staples expenses;
- Repair costs;
- Labour costs;
- Costs of non-production services;
- Management expenses;
- Expenses for maintenance of excess property;
- Expenses for maintenance of non-core property;
- Technological and commercial losses of electricity.

For each aspect of the Program, targets for cost reduction were set, and cost saving effect from the measures was determined.

In late 2003, RAO "UES of Russia" moved from the "costs plus" approach to cost control at energy companies to the "inflation minus" method. Accordingly, there was a change in the SDCs' cost control programs: the companies moved from using a set of measures designed to reduce the previously approved costs included in the tariff to setting strict targets for maximum costs corresponding to the 2004-2006 inflation rate. Simultaneously, energy companies were given wider rights in choosing the ways to achieve the goals while preserving personal responsibility of the companies' executives for ensuring reliable power supply.

Asset Management

The asset management system at RAO "UES of Russia" is designed to ensure efficient use of assets and increase the income for the Company's shareholders.

The property complex of RAO "UES of Russia" includes shareholdings in 242 companies, the power grid assets and operational dispatch facilities (those not transferred to OAO "UES FGC" and OAO "UES SO-CDA"), and the property of six power plants.

RAO "UES of Russia" is a shareholder in 73 regional energos, 44 AO-power plants (including 8 power plants under construction), 6 management energy companies, 54 research and development institutes, and some other companies.

The changes in the property structure of RAO "UES of Russia" that took place in 2003 were due to the following events:

- establishment, pursuant to the resolution of the Board of Directors of RAO "UES of Russia", of OAO "Saratovskaya HPP" and OAO "Nizhegorodskaya HPP";
- merger, pursuant to the resolution of the Board of Directors of RAO "UES of Russia", of 3 development institutes (OAO "Institute Teploproekt", OAO "Institute Gidroproekt", and OAO "Lengidroproekt") and OAO "Firma ORGRES" with and into OAO "UES Engineering Center".

The information on the shareholdings of RAO "UES of Russia and the percentage of voting shares in each SDC is provided in Appendix.

The voting shares in other companies held by RAO "UES of Russia" (taking into account the right to vote at general meetings of shareholders acquired by holders of type "A" preferred shares after the reso-

lutions had been taken at AGMs to pass the dividend on preferred shares in respect of 2002), are broken down as follows:

Percentage of voting shares in companies held by OAO RAO "UES of Russia"

Interest in voting shares	Number of companies
under 25%	27
25%-51%	48
51%-75%	52
75%-100%	15
100%	100

Property structure of OAO RAO "UES of Russia"*

Shares	OAO "CDA of UES of Russia"
	OAO "UES SO-CDA"
	OAO "UES FGC"
	ZAO "Inter RAO UES"
	OAO "Russian Communal Systems"
	Regional power and electrification open joint-stock companies (regional energos) (73)
	AO-power plants (44, including 8 under construction)
	AO-energy management companies (6)
	AO-research & development and project design institutes (54)
	Commercial banks (8)
	Insurance companies (2)
	Repair and maintenance, infrastructure, and other companies (50)
Plant and equipment	Power grid assets not transferred to the authorized capital of OAO "UES FGC"
	Technological equipment for system operation and control, communications facilities, automation and IT equipment not transferred to the authorized capital of OAO "UES SO-CDA"
	Property of 6 power plants leased out to regional energos and AO-power plants

*as at 1 January 2004

RAO "UES of Russia" participates in several energy construction projects, under joint construction agreements and joint venture agreements. As at 1 January 2004, contributions of RAO "UES of Russia" amounted to RUB11,813.9 million.
The stakes held by RAO "UES of Russia" in limited liability companies and other business entities are valued at RUB44,621,100.
The property of 5 power plants (Novosibirskaya HPP, Reftinskaya TPP, Sredne-Uralskaya TPP, Verkhne-Tagilskaya TPP, Nizhnevartovskaya TPP) has been leased out to regional energos.
The property of Severo-Zapadnaya CHPP owned by RAO "UES of Russia" has been leased out to OAO "Severo-Zapadnaya CHPP".

Property Management Principles

The Company is guided by the following principles of property management:

- divestment of non-core assets by RAO "UES of Russia" Group in order to minimize the cost of owning such assets;
- a lower degree of affiliation of the repair and maintenance companies established on the basis of property and personnel of regional energos and AO-power plants, in relation to the regional energos, AO-power plants, and RAO "UES of Russia";
- retention by RAO "UES of Russia" and its SDCs of ownership of the core assets.

Management of Core Assets

Throughout 2003, the Company maintained the moratorium declared in 2002 on the sale of core assets and the grant of options to purchase such assets, as well as on loans-for-shares schemes. The moratorium will remain in effect until a mechanism is developed for a fair evaluation of assets, and procedures for distribution of asset sale proceeds are created.
Seeking to develop a mechanism for determining the fair value of assets, the Appraisal Committee of the Board of Directors of RAO "UES of Russia" took the following steps in 2003:

- Approval was obtained of the policies under which all transactions involving the sale of assets, including shareholdings, which require appraisal of assets or business (in accordance with the laws in force, corporate regulations, or internationally accepted practices), are to be

performed with the participation of independent appraisers accredited by OAO RAO "UES of Russia", which are selected through a tendering process.

- A Task Force was established comprising the Committee members, Deloitte & Touche experts, and RAO "UES of Russia" officers to organize work on the creation of a model to forecast electricity market prices and trading volumes.
- As a measure to organize appraisal of regional energos' power grid assets being contributed to the Interregional Transmission Companies (ITCs), two consortiums were selected from among the appraisers accredited by RAO "UES of Russia". The consortiums are headed by ZAO Ernst and Young (CIS) Ltd. and Deloittee & Touche.
- The Committee developed and approved the basic procedure for evaluation of regional energos' assets for the purposes of establishment of WGCs with the engagement of appraisers accredited by RAO "UES of Russia" and consortiums formed on their basis.
- The Committee considered and obtained approval of the Methodology and Guidance for Appraisal of the Business and/or Assets of RAO "UES of Russia" and the SDCs of OAO RAO "UES of Russia" developed by the Company and Deloitte & Touche consultants.

The Methodology and Guidance for Appraisal of the Business and/or Assets of RAO "UES of Russia" and the SDCs of OAO RAO "UES of Russia" is primarily intended to assist accredited appraisers in the performance of asset valuation and ensure appropriate determination of the market value of the businesses and generating, grid, and retailing assets owned by RAO "UES of Russia" and its SDCs during the reform period. The Appraisal Methodology has been tested in the trial

Property structure of RAO "UES of Russia", shareholdings breakdown*

Stake	Companies, by lines of business	Number of companies
100%	Regional Energos	9
	AO-power plants	14
	AO "UES SO-CDA"	1
	AO "CDA of UES of Russia"	1
	AO-energy management companies	6
	AO-research & development organizations and project design institutes	52
	AO-construction, repair and maintenance, etc.	17
75%-100%	Regional Energos	1
	AO-power plants	9
	AO-research & development organizations and project design institutes	2
	AO operational dispatch of power grids of OAO "UES FGC"	1
	AO-construction, repair and maintenance, etc.	2
51%-75%	Regional Energos	9
	AO-power plants	13
	AO "Inter RAO UES"	1
	AO-construction, repair and maintenance, etc.	2
25%-51%	Regional Energos	52
	AO-power plants	4
	AO-construction, repair and maintenance, etc.	18
	AO "Russian Communal Systems"	1
under 25%	Regional Energos	2
	AO-power plants	4
	AO-construction, repair and maintenance, etc.	21
TOTAL		242

* as at 1 January 2004

valuation of the generating and grid assets, and retail units of OAO "Tulenergo," and the hydro generation assets of Nizhegorodskaya HPP.

On 20 February 2004, the Board of Directors of RAO "UES of Russia" approved the Appraisal Methodology and recommended it for use by the accredited appraisal organizations in the process of asset valuation of RAO "UES of Russia" and its SDCs during the industry reform.

Management of Service Assets

The reform of the repair and maintenance business of regional energos and AO-power plants in 2003 was carried out in accordance with the decision of the Board of Directors of RAO "UES of Russia" of 28 September 2002, which deemed it advisable to restructure the regional energos' R&M units at a faster pace than the reorganization of the regional energos themselves.

Within the framework of the first stage of spin-off of R&M businesses, the Board of Directors of RAO "UES of Russia" took decisions on the establishment by regional energos and AO-power plants of over 100 R&M subsidiaries. In 2003, over 70 R&M subsidiaries were created.

The aggregate authorized capital of the spin-off companies is estimated at RUB7 billion, with the anticipated revenue of RUB25 billion.

At the meetings held on 1 August 2003 and 31 October 2003, the Board of Directors of RAO "UES of Russia" considered questions relating to the second phase of reforming the repair and maintenance line of business, which involves steps to decrease the degree of affiliation of R&M companies, i.e. the full or partial divestment by RAO "UES of Russia" and its SDCs of their repair business. The reduction of the regional energos and AO-power plants' interest in the R&M business is to be achieved primarily through the sale of their shareholdings in R&M subsidiaries via a competitive tender. At the same time, the minority shareholders of regional energos and AO-power plants are given the right to determine that spin-off of repair and maintenance companies (or companies holding shares in R&M subsidiaries) is to be used as a method for divestment of assets, as well as the right to veto decisions to sell stakes in R&M subsidiaries if they object to such sale. Pursuant to the decisions of the Board of Directors of RAO "UES of Russia", changes were made to the restructuring plans of several regional energos. As a result, R&M companies (or companies holding stakes in R&M subsidiaries) will be spun off in the restructuring process.

Management of Non-Core Assets

The Company has identified the following primary goals to be pursued in reorganizing its non-core lines of business:

- higher efficiency of the principal lines of business through optimising the costs of maintaining non-core assets;
- increased transparency of business;
- concentration of organizational resources on management of the principal lines of business.

An essential condition for the restructuring of non-core businesses is that the process should not have any negative impact on the production and financial results of the enterprises of RAO "UES of Russia" Holding Company.

In 2003, the Company identified the following priorities for work with non-core assets:

- sale of non-core assets;
- transfer of residential utility assets and cultural, leisure, and social welfare facilities to the local authorities;
- spin-off of non-core business units followed by sale of the newly established companies.

The main principles for the divestment of non-core assets provide that their market value is to be determined by an independent appraiser. The sale of non-core assets with the market value of over RUB500,000 is to be handled by agents for disposal of non-core assets accredited by RAO "UES of Russia". In 2003, the Company held competitive tenders to select agents who will be engaged in organizing auctions to sell the Company's non-core assets. The accredited agents fall into two categories: property disposal agents and securities disposal agents. To date, 29 agents have been accredited.

In order to ensure corporate control over the disposal by regional energos and AO-power plants of their non-core assets, some questions relating to the sale of SDCs' non-core assets are subject to prior approval by the Management Board and the Board of Directors of RAO "UES of Russia".

According to the consolidated financial statements of regional energos and AO-power plants, the measures to reform the

system of non-core assets management taken in 2003 resulted in the reduction of maintenance costs for non-core assets by more than RUB1.1 billion.

Management of Foreign Assets

In the management of its foreign assets, the Company seeks to:

- improve the financial and business performance of its foreign entities;
- expand its energy sales and obtain extra benefits on the foreign markets, as the activities of the Company's entities working abroad are primarily connected with electricity exports or imports by OAO RAO "UES of Russia" and ZAO "Inter RAO UES";
- expand the Company's presence on the old markets and enter the new ones;
- increase the capitalization of RAO "UES of Russia" Holding Company.

In 2003, RAO "UES of Russia" acquired control over some energy assets in the former Soviet Union republics. Today, RAO "UES of Russia" controls 70% of generating capacity in Armenia and about 20% of generating assets and 35% of electricity sales in Georgia.

By acquiring assets in Georgia and Armenia, RAO "UES of Russia" pursued the following objectives:

- expansion of its presence in the Caucasian region, and integration of the existing business;
- ensuring control of payment for the electricity exported from Russia, and creating the basis for repayment of the overdue debts owed to RAO "UES of Russia" for the electricity supplied by the Company;
- ensuring parallel operation of Armenia's energy system with those of the CIS countries;
- gaining entry into the electricity markets in Turkey and Iran.

Energy Assets of RAO "UES of Russia" in Georgia

Within the framework of negotiations to settle Georgia's debt owed for the Russian electricity and work out the relevant arrangements, an agreement was reached on the sale by the US-based AES Corporation of its subsidiaries owning energy assets in the Republic of Georgia. The buyer in this deal was the entity of RAO "UES of Russia" Holding Company engaged in foreign business operations, RAO Nordic Oy (wholly-owned subsidiary of ZAO "Inter RAO UES").

The share purchase contract was signed on 11 July 2003, with the transaction closing on 29 August 2003. As a result of the deal, the following assets were acquired:

- 75% stake in AO "AES Telasi", the distribution company based in Tbilisi, which owns 0.4-110 kV networks and substations and supplies electricity to 35% of customers in Georgia;
- 100% stake in OOO "AES Mtkvari" (two generating units of Tbilisskaya TPP, 300 MW installed capacity each)
- 50% stake in OOO "AES Transenergy", the energy provider that has a quota for the supply of power to Turkey;
- rights to operate AO "Khramesi" for a term of 25 years, effective 1999 (two hydroelectric power plants with 200 MW of installed capacity).

Energy Assets of RAO "UES of Russia" in Armenia

In July-December 2003, subsidiaries of RAO "UES of Russia" completed three major transactions to acquire and establish control over energy assets in the Republic of Armenia:

- on 17 July 2003, a contract was made under which ZAO "International Energy Corporation"* became the owner of the property of the Sevan-Razdansky chain of seven HPPs with the installed capacity of 550 MW, and the right to use the corresponding plots of land;
- on 18 September 2003, an agreement was signed to transfer 100% shares in Armyanskaya NPP (installed capacity of 815 MW) owned by the Republic of Armenia into trust management of ZAO "Inter RAO UES";
- on 8 December 2003, a contract was made under which the powers of the executive body of ZAO "Razdanskaya TPP" (1,100 MW of installed capacity) were transferred to ZAO "Inter RAO UES".

*ZAO "International Energy Corporation" is Armenia-based subsidiary of RAO Nordic Oy, in which the latter holds a 90% stake.

Operational Management

In 2003, the period of turnaround management at energy enterprises of the Holding Company was almost completed.

Personnel structure of RAO "UES of Russia", breakdown by categories, %

	2001	2002	2003
Workers	69.1	68.5	67.2
Professional staff	17.8	17.8	18.5
Managerial staff	13.1	13.7	14.3

The operational management of energy companies of RAO "UES of Russia" takes into account the results of monitoring of the energy companies' activities and involves development of measures and taking managerial decisions designed to prevent or overcome pre-crisis or crisis situations.

The principal result of the operational management measures taken by the Company was that there were no power outages through the fault of energy companies of RAO "UES of Russia". The regional energos and AO-power plants successfully operated during the 2002/2003 autumn-winter period and timely completed their preparations for the 2003/2004 winter season.

This was facilitated by the efficient work of the Crisis Ad-hoc Committee and Operational Commission of RAO "UES of Russia", which monitored the key financial and economic indicators of energy companies and oversaw the matters of fuel supply, energy sales, repairs and maintenance, and funding of preparations for and operation during the autumn-winter season. As a mechanism for regulating the work of energy companies in problem regions, the Company used the production and financial programs approved by the management of RAO "UES of Russia". Besides that, guarantees were provided to energy companies to enable them to raise loans needed to make timely payments for fuel supplies and accumulate the required fuel inventories. Assistance was also rendered to energy companies in reaching agreements with regional authorities aimed at ensuring full payment of the supplied electricity and heat.

The work done has helped energy companies to complete the transition from turnaround management to normal operation. As at 1 January 2004, only OAO "Kamchatskenergo", OAO "Sakhalinenergo", and OAO "Khabarovsk-energo" remained in turnaround management. Effective 1 February 2004, turnaround management was stopped at OAO "Khabarovsk- energo".

Human Resource Management

Personnel training and staff optimization are the key priorities in HR management for RAO "UES of Russia" in 2003.

During the year, the main objectives of human resource management at RAO "UES of Russia" were:

- optimizing the number of employees at the Company and its SDCs, and improving personnel efficiency at energy and management companies;
- further training and development of personnel;
- enhancement of the employee compensation and incentive systems.

Staff Optimization

As a result of efforts to optimize the energy companies' workforce taken in 2003, the average number of staff employed by the Holding Company decreased by 577,600 thousand people, or 8.6%. The number technical and operational staff was reduced by 6.5% to 556,300 people.

The average number of the Company's employees in 2003 was 3,200 people, which represents a decrease by 10,000 from 2002 due to the transfer of personnel to the subsidiaries, OAO "UES SO-CDA" and OAO "UES FGC", established in the fourth quarter of 2002.

Personnel Development

In the sphere of personnel training and improvement of professional skills, the key priorities for RAO "UES of Russia" during the reporting period were:

- creation of a personnel development system;
- organization of managerial training;
- increasing reliability of professional activity of technical and operational staff;
- personnel training in occupational safety and prevention of industrial injuries.

As a measure to implement the Program for reforming the system of professional education and further training of personnel of the

Holding Company approved in 2002, 28 educational and training institutions were spun off from regional energos. These institutions gained corporate accreditation and are now successfully working on the education services market. 198,300 people have been trained in the corporate personnel training system, including 129,900 workers, 45,100 engineers, and 23,300 managers.
The Corporate Educational and Research Center of the Unified Energy System established by the decision of the Board of Directors of RAO "UES of Russia" started its operation in 2003.
Within the framework of agreements on cooperation among RAO "UES of Russia", the Ministry of Education of the Russian Federation, the Academy of National Economy under the Government of the Russian Federation, the State University of Management, the Moscow Energy Institute, the Ivanovo State Energy University, and some other educational institutions, special-purpose training programs for the electricity industry have been developed. These programs are used in further training of all categories of executives, including 26 CEOs of energy companies.

Creation of Pools of Potential Skilled Staff and Managerial Teams

In order to ensure the availability of human capital capable of implementing reforms in the Company, work has been done to expand the human capital pool, including the creation of a pool of external candidates for management positions in the newly established companies.
In 2001-2003, RAO "UES of Russia" held its Awards for the Best Managerial Team of a SDC. In 2003, the aspects subject to evaluation were corporate governance and HR management at SDCs, results of energy sales, accumulation of the required fuel inventories and maintenance of fuel reserves, implementation of the SDCs' restructuring plan according to the schedule, and relations of the SDCs with social organizations, government authorities, and mass media. Besides, account was taken of the SDCs' investment management, and the reflection of financial results in accounting records. In 2003, the following companies were named winners of the Award: OAO "Bryanskenergo", OAO "Tverenergo", OAO "Belgorodenergo", OAO "Far Eastern Management Company", OAO "Permskaya TPP", and OAO "Zeyskaya HPP".

Average number of employees of RAO "UES of Russia" in 2001-2003


○ - total employees
○ - technical staff
Parent Company
16,269
15,182
13,146
12,134
3,157
3,038
18,000
15,000
12,000
9,000
6,000
3,000
2001
2002
2003
Holding Company
664,796
615,072
631,866
595,011
577,637
556,301
680,000
660,000
640,000
620,000
600,000
580,000
560,000
540,000

REFORMING THE COMPANY



"5+5"

The Concept of RAO "UES of Russia" Strategy for Years 2003-2008
approved by the Board of Directors on 29 May 2003

RAO "UES of Russia" is announced a Company with Best Sistem of Investor Relations

Russian Leaders in Corporate
Governance 2003 Awards
Organizer: Investor Protection Association

REFORM STRATEGY

The primary objective of the sector reform is the creation of a fully-fledged market for electricity, which functions and develops based on the principle of competition and private investment in energy companies.

On 29 May 2003, the Board of Directors approved "The Concept of RAO "UES of Russia" Strategy for Years 2003-2008" ("Strategy Concept"), which defined the general guidelines and principles for reforming the Company and the entire electricity industry, as well as the reform implementation stages and timeframe.

According to the Strategy Concept, the key goals of the reform are:

- to divide the sector into natural monopolies (electricity transmission and distribution, dispatching) and competitive businesses (electricity generation and sales);
- to implement an efficient system of market relations in competitive businesses;
- to provide fair access to services rendered by natural monopolies;
- to achieve an effective and fair state regulation, which ensures investment attractiveness of energy enterprises, encourages competition and increases efficiency in electricity production and sales, builds incentives for cost reduction in natural monopolies.

It is assumed that by 2008 the restructuring of the electric power industry will be completed in all key respects. The wholesale and retail electricity markets will be entirely deregulated. The core transformations within RAO "UES of Russia" (establishment or spin-off of companies from RAO "UES of Russia"), including assurance that RAO "UES of Russia" shareholders take a direct stake in the spin-off companies, will be completed by that year.

Target Structure of the Electricity Industry

As a result of the restructuring of the Holding Company and other energy companies in Russia, the following constituents of the electricity industry are to emerge:

1. Infrastructure Organizations

Federal Grid Company, whose functions include management of the Unified National (all-Russia) Power Grid (UNPG) for the purpose of assuring integrity of the UNPG technological management and rendering contractual services in transmission of electricity via the UNPG. The key assets of the FGC are trunk transmission lines that constitute the UNPG.

The System Operator is the sole entity controlling the technological processes in the entire Unified Energy System of Russia and authorized to give commands that are binding on all entities under operational dispatch management. Established as a wholly-owned subsidiary of RAO "UES of Russia", OAO "UES SO-CDA" will become in 2006 a company owning CDA, ODA, and RDA assets, with at least 52% interest in the authorized capital held by the state.

Interregional Distribution Companies. There will be a few (up to five) groups of companies created at the stage of interregional integration of distribution companies, which are to be established in the course of regional energos' restructuring.

Administrator of Trading System of the Wholesale Electricity Market, which is responsible for the functioning of the competitive wholesale electricity market. The functions of the Administrator of the Trading System are performed by Non-Profit Partnership "Administrator of Trading System" (NP "ATS"). NP "ATS" was founded by the wholesale electricity market participants, i.e. consumers and generators. The Partnership's management bodies include Government representatives.

2. Generation Companies

Wholesale Generation companies (WGCs) created on the basis of RAO "UES of Russia". Ten WGCs will be established on the basis of the federal power plants owned by RAO "UES of Russia" and large power plants owned by regional energos. Six WGCs will be established based on thermal power plants and four WGCs based on hydroelectric power plants. In an effort to restrict the monopoly influence on the wholesale electricity market, the thermal WGCs are to be formed on an exterritorial principle while the hydro WGCs are to be grouped based on the series of power plants.

Territorial Generation Companies (TGC), which will be created on the basis of regional energos' power plants (except for the power plants that are part of the WGCs and isolated regional energos) and consolidated on a regional basis. Besides power plants, some TGCs will also own heating grids and boiler plants.

Independent Generation Companies, which are nuclear WGCs and Generation Companies based on the assets of regional energos that are not part of the Holding Company.

3. Retail Companies

Guarantee Suppliers are companies that are to ensure uninterrupted supply of electricity to customers, even in the event of bankruptcy of the competitive electricity retail company with which the Guarantee Supplier has contractual relations, and to provide services to customers who, for various reasons, have failed or do not have an opportunity to choose a competitive electricity provider. The retail companies that are granted the status of a Guarantee Supplier, together with isolated regional energos, will become part of the Holding of Guarantee Suppliers and Isolated Regional Energos.

Competitive Retail Companies – will be established on the basis of retail units spun off in the course of regional energos' restructuring (if the Russian Government does not grant them the status of Guarantee Suppliers), and the retail companies set up by independent entities, which will handle the sales of electricity to ultimate consumers.

4. Repair and Maintenance Companies

The reform of the repair and maintenance business seeks to increase efficiency of the energy companies' principal business and to develop a competitive market environment in the R&M and technical re-equipment services.

The restructuring will be implemented in two stages: at the first stage, the repair and maintenance businesses will be divested through establishment of wholly-owned subsidiaries or spin-off in the course of regional energos' restructuring; at the second stage, 100% of shares in the newly established R&M companies held by regional energos and RAO "UES of Russia" will be sold to unaffiliated persons. Besides the R&M companies established as a result of restructuring of the regional energos and AO-power plants' repair business, R&M services in the energy industry will be provided by power equipment manufacturers, engineering companies, and other independent participants of the R&M market.

5. Research and Development Complex

Restructuring of the research and development complex (R&D) is intended to establish companies delivering engineering services to enterprises in the electricity sector and other industries. It is planned to establish six Regional Scientific and Technology Centers, and the UES Engineering Center, which will be engaged in the development of modernization and turnkey construction projects, and endeavour to expand its presence on the international markets and enter the related markets.

As a step to ensure coordination of energy companies' R&D activities, regional energos, AO-power plants, and companies from other industries jointly established Non-Profit Partnership "INVEL" ("Innovations in Electricity Industry").

Basic Principles of Formation of Competitive Markets

One of the primary goals of the electric power industry reform is the creation of competitive markets for electricity. The basic principles of formation of the wholesale and retail electricity markets are as follows:

Competitive Wholesale Electricity Market

- creating a common marketplace comprising the European part of Russia, the Urals and Siberia (except for the isolated energy systems).
- division of the electricity market into three segments that are separated in time but connected by their roles in formation of the final (actual) volumes of power production/consumption. These sectors are: the sector of long- and medium-term bilateral financial contracts, day-ahead market, and balancing market.

Competitive Retail Electricity Markets

- Freely set, unregulated electricity prices (except for Guarantee Suppliers' retail mark-up established by the regulatory authorities).
- Ultimate consumers will have the right to choose any retail company among the companies operating in the area, from which they will buy electricity.

Reform Implementation Stages

Stage I. Initial Restructuring Stage - Pilot Projects (2003-early 2005):
- *launch of the competitive segment of the* wholesale electricity market;
- launch of a small, fully competitive regional market, if a separate decision is taken to that effect (2004);
- creation of the System Operator's structure;
- commencement of establishment of wholesale generation companies (WGCs) on the basis of assets of RAO "UES of Russia";
- establishment of interregional transmission companies (ITCs) and transfer of transmission grid assets owned by regional energos to ITCs;
- creation of a competitive market for repair and maintenance services;
- reorganization of pilot regional energos through separation by lines of business;
- reorganization of regional energos belonging to the "second tier";
- divestiture of several fully-established thermal WGCs by RAO "UES of Russia" through exchanging shares in RAO "UES of Russia" for shares in the WGCs;
- it is possible that some other fully formed companies will be spun off from RAO "UES of Russia".

Stage II. Completion of Infrastructure Development and Restructuring of Regional Energos (2005-2006).
- organization of the Reliability Board, which is to ensure efficient coordination of actions of entities participating in the sector reform;
- reorganization of all other regional energos (with the exception of some isolated energy systems);
- expansion of the competitive segment of wholesale electricity market;
- establishment of territorial generation companies (TGCs);
- *establishment of interregional distribu*tion companies (IDCs);
- completion of establishment of WGCs;
- taking a decision to reorganize RAO "UES of Russia" and establish companies that have not been previously organized. As a result of the reorganization, the following companies are to be established: thermal WGCs, hydro WGCs, System Operator (OAO "UES SO-CDA"), about 20 companies each of which holds shares in one TGC, one company holding shares in the newly established IDCs, and the Holding of Guarantee Suppliers and Isolated Regional Energos.
- signing of a Resolution of the Government of the Russian Federation on the launch of a large-scale competitive market for electricity (end of transition period).

Stage III. Fully Liberalized Market (2006-2008):
- start of operation of liberalized wholesale and retail markets;
- increase in the state's interest in the organization managing the Unified National Power Grid and the System Operator; reduction of the state's interest in WGCs and TGCs, where necessary.

Ensuring Shareholder Rights in the Course of the Company Restructuring

The key quality indicators of the reform progress are transparency of the transformations and ensuring protection of shareholders and investors' rights at all stages of the reform.

RAO "UES of Russia" seeks at all times to ensure:
- equal rights for shareholders and fair principles of restructuring in the interests of all shareholders;
- transparency of the restructuring process for shareholders and stakeholders;
- shareholders' control over the reform process and their participation in the decision-taking on all issues relating to the protection of their interests and rights.

Equal rights for shareholders and investors in the course of the reform will be primarily secured by compliance with all regulatory provisions governing the reform process and property relationships in the sector. The basic mechanism for the separation of companies from RAO "UES of Russia" will be spin-off involving pro-rata distribution of shares. This mechanism entitles each shareholder in RAO "UES of Russia" to a proportional interest in the newly established companies.

Consolidation of the new companies in the course of the reform will also take into account the interests of all groups of shareholders and investors. One of the key principles of transactions in assets will be transparency and fair valuation of assets by an independent appraiser using a common methodology. In order to maximize the economic effect of transactions in assets, RAO "UES of Russia" declares its intention to use different methods of competitive selection (auctions, competitions, tenders) in the course of new companies' divestiture.

Transparency of the restructuring procedures will be ensured by complete changeover to corporate governance methods taking into account the international experience. The Company endeavours to provide as complete information as possible on all transactions and significant corporate events that will take place in the course of restructuring of the Holding Company's entities. The relevant detailed information is routinely published on the corporate website of RAO "UES of Russia". Transparency of transactions involving sale of assets is ensured by qualified independent agents — investment banks and specialized companies accredited by RAO "UES of Russia" — that are selected on a competitive basis. The same principle will be applied in carrying out corporate events, such as mergers, takeovers, share exchange, that affect the interests of shareholders in several companies. In order to improve the quality of restructuring and minimize risks, RAO "UES of Russia" engages firms specialized in managerial, legal, and tax consulting. Among them are world-renowned companies, such as Merrill Lynch and Alfa-Bank (members of the consortium providing consultancy services on the implementation of the RAO UES reform program); Deloitte & Touche (which has worked out the Methodology for appraisal of the Holding Company's business and/or assets); McKinsey & Co. (developer of the new organizational structure of executive administration of RAO "UES of Russia"), and some others.

Control over the reform process is ensured by presence of minority shareholders' representatives on the Board of Directors of the Company and its SDCs. Besides, the Board of Directors of RAO "UES of Russia" has several advisory and consultative bodies: Strategy and Reform Committee, Audit Committee, Appraisal Committee, and a few Working Groups. Similar management bodies will be created under the Boards of Directors in some SDCs.

IMPLEMENTATION OF THE REFORM PLANS

During 2003, entities of RAO "UES of Russia" Holding Company took measures to implement the resolutions of the Russian Government and the Company's Strategy Concept.

Restructuring of Regional Energos

Along with the creation of a competitive electricity market, restructuring of regional energos, which involves their unbundling by lines of business, is a key component of the sector reform.

Approval of Regional Energos' Restructuring Plans

A regional energo's restructuring plan is the principal document specifying the procedure for the company's reorganization. This plan is to be approved at the regional energo's general meeting of shareholders. In accordance with established procedure, after the restructuring plans are produced, they are to be submitted for approval to the collective management bodies of the Company, the Strategy and Reform Committee of the Board of Directors, the Electricity Reform Commission of the Russian Government, and the Board of Directors of RAO "UES of Russia".

As of 31 December 2003, out of the 70 regional energos' restructuring plans to be approved by the management bodies of RAO "UES of Russia", 58 regional energos' plans were approved by the Project Committee of the Company, 57 plans were approved by the Management Board of RAO "UES of Russia", 54 plans were approved by the Working Group of the Reform Commission of the Russian Government, 50 plans by the Strategy and Reform Committee of RAO UES Board, 34 plans by the Electricity Reform Commission of the Russian Government, and 39 regional energos' plans by the Board of Directors of RAO "UES of Russia".

Implementation of Pilot Restructuring Projects

The plan to restructure four regional energy systems in Oryol Region, Kaluga Region, Tula Region, and Bryansk Region was chosen as a pilot project. The resolution to reorganize the regional energos through spin-off and the procedure and terms of such spin-off were approved by the Extraordinary General Meetings of shareholders of OAO "Kalugaenergo" and OAO "Orelenergo" held on 30 September 2003, and the EGM of OAO "Bryanskenergo" held on 31 October 2003.

Pursuant to the resolutions approved by the shareholders, steps are currently being taken to register the newly established companies with the regulatory authorities,

establish contractual relations among them, and prepare for the transfer of property in accordance with the approved separation balance sheets. The energy systems continue to function in a normal way.
After the restructuring plans were approved by the relevant management bodies of RAO "UES of Russia", other regional energos started implementing their restructuring plans. As at 31 December 2003, a total of 34 regional energos launched the implementation of their restructuring plans.

Restructuring of Repair and Maintenance and Services Businesses

As provided by the Strategy Concept, the Board of Directors of RAO "UES of Russia" is taking decisions on divestment of the repair and maintenance business and reducing the regional energos and AO-power plants' interest in the newly established companies.
As at 31 December 2003, the Project Group for Reforming the R&M Business established by RAO "UES of Russia" approved the plans to restructure the repair and maintenance units at 70 regional energos and 31 AO-power plants. Most projects involve divestiture of the R&M business through establishment of SDCs' wholly-owned subsidiaries engaged in repairs and maintenance. In accordance with the requirements of regional energos' minority shareholders, about ten repair companies will be spun off from regional energos as a result of their reorganization, whereas eleven regional energos and AO-power plants deemed it inadvisable to spin off their repair and maintenance units. In 2003, state registration was granted to over 70 repair and maintenance subsidiaries.

Special Procedure for Divestiture of Single-Consumer Power Plants

The Strategy Concept establishes that for power plants supplying power to single consumers, as well as power plants located in isolated or closed energy systems, the Board of Directors of RAO "UES of Russia" may decide to use special mechanisms for their divestiture, including sale by auction.
The Concept Strategy contains the following list of criteria to be met to classify a CHPP as a "single-consumer power plant":

- CHPP and the consumer should have technological links through a common production infrastructure;
- one industrial consumer should account for at least 70% of the total amount of heat supplied by a plant;
- industrial steam should account for at least 70% of the total heat supplies.

Besides that, electricity generation is to be analysed with a view to determining its dependence on heat generation conditions (availability of back-pressure turbines, etc.).
Today, the following power plants meet the above criteria: Novgorodskaya CHPP-20 (OAO "Novgorodenergo"), Kargalinskaya CHPP (OAO "Orenburgenergo"), Argayashskaya CHPP (OAO "Chelyabenergo"), Novomoskovskaya TPP (OAO "Tulenergo"), Bogoslovskaya CHPP (OAO "Sverdlovenergo"), Volgogradskaya CHPP-3 (OAO "Volgogradenergo"), Kaluzhskaya CHPP-1 (OAO "Kalugaenergo"), and Tobolskaya CHPP (OAO "Tyumenenergo").

On 23 April 2004, the Board of Directors of RAO "UES of Russia" approved the mechanism for divestiture of power plants supplying energy to a single consumer ("Mechanism"). Within the framework of the Mechanism, the Board of Directors of RAO "UES of Russia" approved the criteria for taking a decision to divest of such power plants:

- presence of a real threat of loss of the power plant due to reasons beyond the management's control;
- possibility of receiving extra income for shareholders of RAO "UES of Russia" and its SDCs as a result of divestiture of the power plant.

A decision to divest is to be taken after comparing various options available for a single-consumer power plant. The Board of Directors of RAO "UES of Russia" will consider the sale of a power plant only subject to prior approval by the Board of Directors of the SDC taken by a qualified majority of votes.
If sale is chosen as a way for the power plant's divestiture, it should be carried out through competitive tenders or auctions; where tenders fail, the decision on the future of such power plant is to be taken by the Board of Directors of RAO "UES of Russia". Payment in such tenders is to be made in cash. The proceeds from sale of the relevant power plants may be allocated for payment of a dividend to shareholders or for buying back the company's shares.

Creation of the Vertical Structure of Operational Dispatch Administration

As part of the effort to streamline the vertical organization of the operational dispatch system, work is underway to transfer the

functions performed by the regional energos' regional dispatch administrations to branches of OAO "UES SO-CDA". By 31 December, 2003, 58 regional energos out of 75 had completed the transfer of the operational dispatch functions. Special schedules for transfer of the operational dispatch functions are to be formed for five isolated energy systems. Also, it is necessary to take a decision on the energy systems that are not part of RAO "UES of Russia" Holding Company. During the transition period, the property of regional energos' RDAs needed for the performance of dispatching functions is to be leased out to RDA branches of OAO "UES SO-CDA". Later on, as the relevant costs are included in the tariff of OAO "UES SO-CDA", this property will be bought out from regional energos.

Consolidation of UNPG-Related Assets

Work is underway to transfer to OAO "UES FGC" the property included in the Unified National Power Grid (UNPG) pursuant to Resolution of the Russian Government No. 881 of 21 December 2001 "On the criteria for including trunk transmission lines and power grid facilities in the Unified National (All-Russia) Power Grid". Specifically, regional energos and OAO "UES FGC" are negotiating lists of the energy companies' grid facilities that are classified, using certain criteria, as part of the UNPG. As at 31 December 2003, lists of the property to be transferred were approved at 54 regional energos out of 57. The UNPG-related property will be transferred to the newly established branches of regional energos. As at 31 December 2003, resolutions were taken to set up 49 branches out of the 53 branches planned to be established.

Transmission Companies (TCs), to which the regional energos' transmission assets are to be transferred under the restructuring plans, will be established as regional energos implement the restructuring.

On 23 December 2003, the Government of the Russian Federation adopted a Decree to organize seven Interregional Transmission Companies (ITCs). Under the Decree, seven joint-stock companies are to established by the Russian Federal Property Fund (on behalf of the Russian Federation) and OAO "UES FGC": ITC "Center", ITC "North-West", ITC "Volga", ITC "South", ITC "Urals", ITC "Siberia", and ITC "East". The authorized capital of each ITC will be RUB150,000 at the time of establishment, with the Russian Federation holding 85% interest in each company, and OAO "UES FGC" holding 15%.

Creation of New Participants of the Energy Sector

Establishment of Wholesale Generation Companies

Pursuant to the Resolution of the Russian Government of 11 July 2001 and the Strategy Concept, the first stage of the reform will see establishment of WGCs as wholly-owned subsidiaries of RAO "UES of Russia" on the basis of the shareholdings in the federal power plants (FPPs) owned by RAO "UES of Russia" and the FPPs' property. The Decree of the Russian Government dated 1 September 2003 determined the composition of the generating companies of the wholesale electricity market.

The Board of Directors of RAO "UES of Russia" chose the "basic" plan for the establishment of WGCs as a recommended one. The basic plan provides for the establishment of WGCs as wholly-owned subsidiaries of RAO "UES of Russia", with contributions to the authorized capitals of such subsidiaries to be made in form of power plants' assets and shares in AO-power plants. At the second stage, RAO "UES of Russia" will contribute its shareholdings in AO-power plants spun off from regional energos as consideration for shares in WGCs, which is to be followed by consolidation of thermal WGCs by way of exchange of shares. RAO "UES of Russia" has started the establishment of WGCs according to the basic plan; the first preparatory arrangements have been completed.

Formation of Territorial Generation Companies and Interregional Distribution Companies

In the course of restructuring of regional energy systems, Territorial Generation Companies (TGCs) and Interregional Distribution Companies (IDCs) will be formed. It is proposed to establish IDCs as wholly-owned subsidiaries of RAO "UES of Russia", which will transfer its shares in distribution companies (DCs) spun off in the course of regional energos' restructuring as contributions to the IDCs' authorized capital. In 2003, RAO "UES of Russia" worked on shaping the IDC configuration. In early 2004, the

proposals on the IDC configuration providing for the establishment of five distribution companies were approved by the Management Board of RAO "UES of Russia" and the Strategy and Reform Committee of the Board of Directors of RAO "UES of Russia". In April 2004, the Board of Directors approved the configuration of 14 TGCs and 4 IDCs (except for the generation companies and power grid assets of the Integrated Energy System of the East).

Launch of a Competitive Segment of the Wholesale Electricity Market

The preparations for the launch of a competitive segment of the wholesale electricity market were focussed on the development and approval of the Rules of the Wholesale Electricity Market for the Transition Period, and some other key issues of electricity market reform.

Pursuant to the Resolution of the Government of the Russian Federation "On the rules of wholesale electricity (capacity) market of the transitional period" dated 24 October 2003, the Supervisory Board of NP "ATS" approved rules for the wholesale electricity market and other regulatory documents necessary for the launch of trading in the competitive segment of the wholesale electricity market.

As a result, the competitive market segment within the Federal Wholesale Electricity (Capacity) Market (FOREM) was launched on 1 November 2003 in the European part of Russia and Urals.

Under the Rules of the Wholesale Electricity Market of the Transitional Period, energy suppliers may sell in the competitive market segment electricity generated with equipment making up to 15% of their working capacity. Buyers will be able to purchase up to 30% of their planned energy consumption. Equilibrium nodal prices are set for each hour of the following day.

Restructuring of Research and Development Business

In the research and development business of RAO "UES of Russia", work is underway to reorganize AO-institutes that are part of Scientific and Technical Centers (STCs) through their merger with and into management companies. As a result, the STCs are to become diversified engineering companies. In 2003, the sectoral STC, OAO "UES Engineering Center", completed its work in that direction. Similar steps were taken in five regional STCs. It is planned to complete consolidation of all STCs in 2004.

In 2003, governance structures were developed for the would-be consolidated companies which will eliminate duplication of functions and cut costs while streamlining the business processes and improving the quality of services and controllability of the STCs.

Territorial STCs are to perform the functions of leading organizations in research and development and maintenance of power facilities designed by the research institutes that are part of territorial STCs, including:

- performance of the functions of general developer engaged in working out technical re-equipment, modernization, and energy construction projects;
- preparation of tender documentation, organization of project examination;
- delivering comprehensive engineering services to energy enterprises.

Programs have been produced and approved for anti-crisis and turnaround measures designed to enhance the economic stability of AO-institutes and STCs.

The efforts made in 2003 resulted in a 1.5 times increase in the volume of work done by STCs compared to 2002, whereas their personnel was reduced by 6%.

In addition to the work to reorganize the STCs and the constituent institutes, restructuring plans have been developed for the following institutes: OAO "VTI" (creation of a technological cluster), OAO "Vedeneyev Research Institute for Hydraulic Engineering", OAO "NIIES" (establishment of the National Scientific and Technical Center for Safety of Hydraulic Facilities); OAO "ENIN".

PRODUCTION



631.8

billion kWh of electricity was generated by power plants of RAO UES Holding Company in 2003

RAO "UES of Russia" is named The Company of the Year

Awards organized by Kompania ("Company") business weekly magazine
RosBusinessConsulting Agency
Category "Fuel and Energy Complex", 2003

GENERATION

In 2003, the power plants of the Holding Company achieved an increase in electricity output.

Electricity Production

In 2003, the installed capacity of power plants of RAO "UES of Russia" grew 1,300 MW to 156,600 MW. The increase in the Holding Company's production potential was due to the commissioning of new generating capacities, the most important among them being two hydroelectric generating units at Bureyskaya HPP with the aggregate capacity of 370 MW, and the second generating unit at Nizhnevartovskaya TPP (800 MW).

In 2003, the power plants of the Holding Company generated 635.8 billion kWh, out of which 520.6 billion kWh were generated by TPPs, and 115.2 billion kWh by HPPs. The electricity output by the Holding Company's entities grew 3.0% on 2002, which is higher than the growth rate of electricity generation throughout Russia. The power plants of RAO "UES of Russia" accounted for 69.4% of the total electricity output in the country in 2003.

Installed capacity of power plants, thousand MW

	2001	2002	2003
Total in the Russian Federation	215.3	214.9	216.4
TPPs	147.9	147.4	148.4
HPPs	44.7	44.8	45.3
NPPs	22.7	22.7	22.7
Total in RAO "UES of Russia" Holding Company	156.2	155.3	156.6
TPPs	122.0	121.0	121.9
HPPs	34.2	34.3	34.7

Share of Holding Company's enterprises in Electricity Output in Russia, %

Indicator	2001	2002	2003
Share of the Holding Company in electricity generation in Russia	70.3	69.3	69.4
Share of the Holding Company's TPPs in electricity generation in Russia	86.6	86.1	85.7
Share of the Holding Company's HPPs in electricity generation in Russia	71.5	68.9	73.1

Over a half of the increase in the production within the Holding Company was ensured by the more efficient federal power plants.

Among the large regional energos, electricity production grew at faster rate in OAO "Novosibirskenergo", OAO "Tyumenenergo", and OAO "Mosenergo", and among the federal power plants, Krasnoyarskaya TPP-2 and Severo-Zapadnaya CHPP had the biggest increase in electricity production.

The results of the efforts taken by RAO "UES of Russia" to raise efficiency of energy generation are best demonstrated by the steady tendency towards increase in the electricity production per employee of the Holding Company. In 2003, this performance indicator grew 16.8% compared to 2001.

Changes in electricity production, billion kWh

● – Holding Company ○ – Russian Federation


891.3
626.8
891.3
617.4
916.1
635.8
1000
800
600
400
200
0
2001
2002
2003

Changes in electricity production by TPPs and HPPs of the Holding Company, billion kWh

● – HPPs of Holding Company ○ – TPPs of Holding Company


501.0
125.8
504.3
113.1
520.6
115.2
600
500
400
300
200
100
0
2001
2002
2003

Electricity production per employee of the Holding Company, thousand MWh/person


1.2
1.1
1.0
0.9
1.101
0.977
0.943
2001
2002
2003

Electricity generation by federal power plants, million kWh

Power plant	2001	2002	2003
Berezovskaya TPP-1	4,988.8	6,035.2	7,558.4
Gusinoozerskaya TPP	2,935.5	4,006.5	2,944.5
Primorskaya TPP	4,891.8	5,530.8	5,516.6
Kirishskaya TPP	3,583.9	4,221.2	3,907.2
Konakovskaya TPP	7,891.1	8,013.3	6,415.7
Kostromskaya TPP	12,149.9	10,501.6	12,438.9
Krasnoyarskaya TPP-2	3,048.1	2,293.4	3,932.3
Nevinnomysskaya TPP	6,383.0	6,037.0	5,880.5
Novocherkasskaya TPP	7,508.7	7,034.8	7,361.5
Permskaya TPP	10,578.6	11,191.7	13,634.1
Pechorskaya TPP	3,021.1	3,187.3	3,116.3
Pskovskaya TPP	2,485.6	2,179.0	1,460.5
Ryazanskaya TPP	8,652.0	8,004.6	6,657.2
Severo-Zapadnaya CHPP	1,578.8	2,376.7	3,282.0
Stavropolskaya TPP	10,061.2	9,522.0	8,454.8
Troitskaya TPP	5,818.7	5,483.4	5,721.7
Kharanorskaya TPP	1,120.3	1,550.1	1,765.9
Cherepetskaya TPP	2,928.7	2,692.8	2,527.1
Experimentalnaya THP (Nesvetay TPP)	127.8	411.4	415.1
Total generation by federal TPPs:	96,169.7	96,051.6	103,069.7
Verkhnevolzhsky HPP Cascade	1,252.9	903.2	907.8
Volzhskaya HPP (city of Volzhsky)	12,668.0	12,540.4	12,499.9
Volzhskaya HPP named after V.I. Lenin (city of Zhigulevsk)	10,273.7	10,288.7	10,533.7
Votkinskaya HPP	2,759.9	2,897.5	1,690.2
Zeyskaya HPP	4,851.7	4,135.6	4,054.0
Bureyskaya HPP	0.0	0.0	541.3
Zelenchukskie HPPs	108.1	175.3	192.3
Kamskaya HPP	1,821.9	2,003.3	1,137.8
Nizhegorodskaya HPP	1,594.9	1,331.7	1,328.7
Saratovskaya HPP	5,806.7	5,916.8	5,864.2
Sayano-Shushenskaya HPP	26,638.1	18,677.3	23,770.0
Sulakenergo	469.2	600.8	627.5
Total generation by federal HPPs:	68,245.1	59,470.6	63,147.4
TOTAL	164,414.8	155,522.2	166,217.1

Heat Generation

In 2003, the Holding Company's entities produced 468.8 million Gcal of heat, or 32.4% of the total heat supplies to consumers throughout Russia, which is nearly the same as in the previous year.

FUEL SUPPLIES

Power plants of RAO "UES of Russia" were able to maintain sufficient fuel inventories throughout 2003.

Fuel Procurement

Throughout 2003, fuel supplies to power plants of RAO "UES of Russia" remained stable in all regions. The targets established by the Russian Government for the accumulation of fuel inventories in preparation for the autumn-winter period were fully met. As a result of the timely organizational measures taken in 2003, the targets for accumulation of fuel stocks were met practically at all energy companies of the Holding Company. As at 1 October 2003, the fuel inventories throughout the Holding Company were 9.4% in excess of the target, whereas the fuel oil stocks were 9.3% more than the target. As at 1 January 2004, the coal inventories throughout the Holding Company totalled 17.1 million tonnes, whereas fuel oil inventories were 3.13 million tonnes, exceeding the targets by 25.9% and 20.6%, respectively. At the federal power plants, the coal inventories were 16.2% in excess of the target, whereas the fuel oil inventories exceeded the target by 25.8%.
In 2003, the Holding Company's power plants were supplied with fuel worth RUB204,211.1 million, including coal for the amount of RUB53,974.2 million, RUB20,350.7 million worth of fuel oil, and RUB129,886.2 million worth of natural gas. Payments for the fuel supplies totalled RUB205,692.1 million, including coal in the amount of RUB53,030.2 million, fuel oil - RUB22,031.5 million, and gas - RUB130,630.4 million.
The amount of coal procured by the Holding Company's entities in 2003 grew 7.9% on 2002, including 6.2% increase in the purchases of Russian coal, whereas amount of fuel oil procured grew 6.1%. The power plants located in the Far East purchased 4.1% more coal (1 million tonnes) than in 2002.
In order to ensure sufficient fuel supply and stabilize fuel prices, RAO "UES of Russia" pro-

Heat production by enterprises of RAO "UES of Russia" Holding

Indicator	2001	2002	2003
Heat generation by the Holding Company's entities, million Gcal	479.6	469.8	468.8
Share of the Holding Company in heat generation in the Russian Federation, %	32.5	32.4	32.4

Electricity generation by major regional energos, million kWh

	2001	2002	2003
Kuzbassenergo	26,438.5	27,184.6	24,878.1
Lenenergo	16,248.9	16,709.6	12,421.2
Mosenergo	71,352.6	71,184.7	75,127.5
Novosibirskenergo	10,760.0	11,242.4	12,251.7
Orenburgenergo	14,496.6	13,397.9	13,864.9
Samaraenergo	13,818.6	13,503.2	14,007.1
Sverdlovenergo	37,664.3	36,895.2	38,886.2
Tyumenenergo	59,597.5	63,441.0	68,314.6
Khabarovskenergo	8,137.2	8,039.6	8,159.8
Chelyabenergo	8,195.3	8,490.9	8,900.3

Heat generation by major regional energos, thousand Gcal

	2001	2002	2003
Kuzbassenergo	16,320.5	14,402.7	14,653.6
Lenenergo	23,545.8	25,456.7	23,122.5
Mosenergo	73,217.7	72,494.5	73,276.6
Novosibirskenergo	12,173.8	11,428.4	12,346.6
Orenburgenergo	10,172.5	9,824.4	9,649.8
Samaraenergo	25,831.1	24,981.6	25,474.0
Sverdlovenergo	25,400.5	24,906.9	24,952.9
Tyumenenergo	12,802.4	12,258.8	12,463.3
Khabarovskenergo	13,970.8	13,728.4	13,430.5
Chelyabenergo	12,093.1	11,955.6	11,574.6

longed its contracts with OAO "LUKoil" for the supply of fuel oil and concluded a coal supply contract with OAO "SIBENCO". Besides, in 2003 energy companies held 29 tenders to procure coal and fuel oil, 13 of which were open tenders. As a result of the tenders, the companies made contracts for the amount of RUB10.38 billion for the supply of fuel, including RUB8.94 billion worth of coal supply contracts, and RUB1.44 billion worth of fuel oil contracts.

The mix of fuels consumed by power plants in 2003 changed: the share of coal decreased by 0.3 percentage points on 2002 to 27.1%, the share of fuel oil decreased by 0.1 percentage point to 4.1%, and the share of natural gas in the fuel mix grew 0.4 percentage points to 68.2%.

Fuel Consumption Rate

2003 showed a continued tendency towards increase in the fuel use efficiency at the TPPs of the Holding Company.

The fuel consumption rate was 335.3 g/kWh for electricity and 145.1 kg/Gcal for heat supplied, down 1.2 g/kWh and 0.3 kg/Gcal respectively on 2002. In 2003, this reduction resulted in conventional fuel saving of 690,000 tonnes of equivalent fuel (tef) throughout the Holding Company, including 550,000 tef saved on electricity generation, and 140,000 tef saved on heat generation.

At the regional energos' TPPs, the fuel consumption rate decreased by 1.2g/kWh to 334.1g/kWh for electricity and by 0.5kg/Gcal to 144 kg/Gcal for heat.

Fuel savings at the TPPs of the Holding Company in 2003 were achieved as a result of improved equipment performance and a better electricity and heat generation structure.

Payments for fuel*, %

	2001	2002	2003
Coal	100	105	98
Fuel oil	98	95	108
Natural gas	139	104	101
Total	121	103	101

* taking into account the repayment of debts of the previous years

Fuel consumption by Holding Company's power plants

	2001	2002	2003
Coal, million tons	109.6	106.0	109.3
Fuel oil, million tons	7.6	7.0	6.8
Gas, billion m^3	131.2	132.4	135.6

REPAIRS AND MAINTENANCE

In 2003, the repairs and maintenance program for all categories of principal equipment was implemented in full.

During the year, repairs were carried out on generators with an aggregate capacity of 40,900 MW, power boilers with the steam capacity of 169,700 t/h, hot-water boilers with a total heat capacity of 10,200 Gcal/h; 722.5 km of heating network pipelines were

Fuel mix of the Holding Company's power plants, breakdown by fuels, %


1. natural gas
2. coal
3. fuel oil
4. others
4 | 0.6
3 | 4.1
1 | 68.2
2 | 27.1
2003

replaced. In 2003, the volume of repairs at energy companies located in the problem areas increased, which enabled the companies to better prepare for the autumn-winter season.

All enterprises of RAO "UES of Russia" obtained their 2003/2004 winter readiness passports in due time. Besides, the companies started to use the repairs system based on "operating time", which has helped to reduce the number of major repairs and mid-life overhauls in the companies.

In 2003, materials and equipment procurement on a tendering basis were widely used in repairs and maintenance activities: 7,199 procurement tenders were held.

Energy companies were able to reduce the number of their own repair personnel. Besides, the share of repairs and maintenance work done on a contractual basis grew to 62.4% in 2003 from 39% in 2001.

Fuel consumption rate for electricity generation at federal power plants, g/kWh

Power plant	2002	2003	Change, %
Berezovskaya TPP-1	339.8	341.4	0.5
Gusinoozerskaya TPP	360.4	360.3	0.0
Kirishskaya TPP	-	345.0	-
Konakovskaya TPP	327.1	327.3	0.1
Kostromskaya TPP	310.9	308.6	-0.7
Krasnoyarskaya TPP-2	402.0	406.8	1.2
Nevinnomysskaya TPP	354.8	354.1	-0.2
Novocherkasskaya TPP	383.2	376.6	-1.7
Permskaya TPP	306.7	304.5	-0.7
Pechorskaya TPP	328.0	328.0	0.0
Pskovskaya TPP	327.2	333.7	2.0
Primorskaya TPP	411.9	407.4	-1.1
Ryazanskaya TPP	349.2	351.6	0.7
Severo-Zapadnaya CHPP ("North-Western CHPP")	264.1	256.0	-3.1
Stavropolskaya TPP	330.2	331.8	0.5
Troitskaya TPP	373.2	377.9	1.3
Kharanorskaya TPP	387.7	383.6	-1.1
Cherepetskaya TPP	403.7	412.1	2.1
Experimentalnaya TPP (Nesvetay TPP)	511.3	534.3	4.5
Average for federal power plants:	344.0	342.8	-0.3

Results of repairs and maintenance program for power plants and heating networks of RAO "UES of Russia" in 2003

Kind of equipment	Unit of measurement	Provided by program	Completion	Completion, %
Turbines	thousand MW	40.7	40.9	100.5
Power boilers	thousand t/h	169.3	169.7	100.2
Hot-water boilers	thousand Gcal/h	9.6	10.2	106.3
Trunk heat networks (replacement)	km	628.9	722.5	115.4

Share of contracted repairs in overall volume of R&M work in the Holding Company, %



62.4
53.0
38.9
70
60
50
40
30
2001
2002
2003

OPERATION OF THE UES OF RUSSIA

Length of operation of the UES of Russia at standard AC frequency in 1999-2003



● – operating at standard frequency, % of calendar time
○ – operating at standard frequency, hours
hours
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
%
100
95
90
85
80
7,240.0
8,778.9
8,760.0
8,760.0
8,760.0
82.7
99.9
100.0
100.0
100.0
1999
2000
leap year
2001
2002
2003

In 2003, the AC frequency in the UES of Russia, the energy systems of the CIS and Baltic countries was maintained 100% of calendar time within the norms defined for the West European energy pool.

In 2003, the Unified Energy System demonstrated stable operation. The power companies delivered electricity to industries and households in Russia and fulfilled their contractual obligations for the supply of electricity to the former USSR republics and beyond. The systemic reliability of the UES of Russia in an increasingly competitive environment in the energy industry was ensured by the results of the reform in the operational dispatch management within the framework of preparation for the restructuring and liberalization of the electric power industry.

The average AC frequency in the UES of Russia in 2003 was 50.00 Hz. The Unified Energy System of Russia operated at the standard electrical frequency prescribed by the Federal standard (GOST) 100% of calendar time.

The efforts to improve the frequency control quality allowed the frequency within the energy pool of Russia, the CIS and Baltics to be maintained 100% of time in 2003 within the standard established by the West European energy pool, or UCTE (50.00±0.05 Hz).

In 2003, the UES of Russia worked parallel with the energy systems of Azerbaijan, Belarus, Georgia, Kazakhstan, Latvia, Lithuania, Moldova, Mongolia, Ukraine, and Estonia. The energy systems of the Central Asia–Uzbekistan, Kirghizia, Turkmenistan, and Tajikistan,–operated in parallel with the UES of Russia through the energy system of Kazakhstan. Finland's energy system, which is part of the Nordic energy pool NORDEL, operated in parallel with the UES (via a DC link). Electricity from the UES power grid was supplied to some areas of Norway, China, Poland, and Turkey.

Organization of Dispatch Management

The key objective at the initial stage of the electric power industry reform is the restructuring of regional operational dispatch management by transferring these functions from regional energos to OAO "UES SO-CDA". By now the formation of the operational dispatch management hierarchy within OAO "UES SO-CDA" has been virtually completed. As at 31 December 2003, 58 regional energos transferred the performance of functions of regional operational dispatch management to OAO "UES SO-CDA". Ten more regional energy systems completed the transfer of the RDA functions to branches of the System Operator in the first half of 2004. To complete the formation of a unified operational dispatch management system within the UES of Russia, it is necessary to transfer the functions of regional operational dispatch management from OAO "Komienergo", OAO "Tatenergo", OAO "Bashkirenergo", OAO "Novosibirskenergo", and OAO "Irkutskenergo" to OAO "UES SO-CDA".

One of the most important means of maintaining the reliability and robustness of the UES of Russia is its multilevel system of anti-breakdown automatics unparalleled in the western energy pools. This system helps contain and prevent the expansion of system outages by:

- automatic prevention of stability loss;
- automatic elimination of asynchronous operation;
- automatic correction of frequency drops;
- automatic correction of voltage drops;
- automatic equipment relief.

The business process reengineering of operational dispatch management undertaken in 2003 ensured timely technological readiness of the System Operator for holding trading in the competitive segment of the wholesale electricity market. The System Operator carried out a comprehensive task of workflow automation which made it possible to start the transition to a competitive electricity market.

With effect from 00:00 hours on 2 November 2003, the operational management of the UES of Russia is performed in an environment of coexistence of the competitive and regulated electric power market segments. It has been confirmed that the trading system, as well as the technological infrastructure are ready for the functioning of the competitive wholesale electricity market. Since 1 November 2003, there have been no breakdowns in the information management system of the power exchange.

The integrated hardware and software of the System Operator is undergoing further development with the purpose of enhancing automation of business processes during the period of implementation of the transitional model for the wholesale electric power market.

The System Operator is preparing to replace its SCADA/EMS information system with a system for the upper level purchased from the world-renowned suppliers. An order to develop the corresponding system for the SO-RDA level has been placed with a Russian development company.

As the energy system entities do not have sufficient commercial accounting facilities, one of the priorities in the preparation for the launch of a transitional wholesale electricity market was to create a temporary system of commercial accounting.

The day-ahead planning of the UES operation, as opposed to the three-days ahead schedules or more, makes it possible to use more up-to-date information reflecting the state of the principal equipment of power plants, electrical network topology, and consumption forecast. The better planning ultimately results in decrease in deviations of actual operation modes from the planned ones.

ECONOMY



18.7

billion rubles in cost saving as a result of cost control programs in the Holding Company in 2003

RAO "UES of Russia" is a leader of Russian economy

Prize and Honorary Badge of the International Forum "Global Experience and Russian Economy" in 2003

SALES RESULTS

The sales revenue of the Holding Company's entities increased in 2003 by 23.6% whereas the gross profit grew 32.9% compared to 2002.

In 2003, the regional energos' sales revenue grew RUB102.9 billion, or 21.7%, compared to 2002, whereas the sales of AO-power plants increased RUB19.7 billion, or 43.1%. The increase in regional energos' electricity sales revenues amounted to RUB83.2 billion (22.7%), and those of AO-power plants grew by RUB15.9 billion (40.7%).

A major part of the total sales revenue of the Holding Company's regional energos comes from the nine largest energy systems. Thus, the increase in sales revenue of regional energos in 2003 compared to 2002 was to a great extent – by RUB46.6 billion, or 47% of the total increase – ensured by such large energy systems as Mosenergo (increase of RUB16.6 billion), Tyumenenergo (RUB9.0 billion), Lenenergo (RUB4.1 billion), Samaraenergo (RUB5.1 billion), Sverdlovenergo (RUB3.2 billion), Nizhnovenergo (RUB2.6 billion), Kuzbassenergo (RUB2.3 billion), Krasnoyarskenergo (RUB1.9 billion), and Permenergo (RUB1.8 billion).

The production costs at regional energos and AO-power plants have been growing at a rather high pace over the past few years, which is due to the increase in prices of fuel, materials and equipment. However, the expenditure growth has somewhat slowed down: in 2003, the expenditures grew 22.8% on 2002. In 2003, the expenditures of regional energos grew RUB95.8 billion compared to 2002, whereas those of AO-power plants were up RUB14.1 billion.

In 2003, the companies were able to slow down the growth of expenditures (up 22.8%) as compared to the revenue, which grew 23.6%; this resulted in an overall increase in sales profit on 2002.

Sales Results*

Indicators	Total			Including					
				Electricity			Heat		
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Regional energos of the Holding Company									
Revenue from sales of goods, products, works, and services, RUB billion	375.15	473.98	576.86	284.04	366.27	449.50	73.26	88.23	105.50
Expenses, RUB billion	335.32	438.87	534.62	247.96	331.34	407.04	72.50	91.15	110.70
Gross profit, RUB billion	39.83	35.11	42.24	36.08	34.93	42.46	0.76	-2.92	-5.20
AO-power plants of the Holding Company									
Revenue from sales of goods, products, works, and services, RUB billion	38.49	45.80	65.54	36.32	39.13	55.06	0.99	1.14	2.95
Expenses, RUB billion	30.55	42.18	56.32	28.41	35.73	47.01	0.97	1.19	2.62
Gross profit, RUB billion	7.94	3.62	9.22	7.91	3.40	8.05	0.02	-0.05	0.33
TOTAL for regional energos and AO-power plants of the Holding Company									
Revenue from sales of goods, products, works, and services, RUB billion	413.64	519.78	642.40	320.36	405.40	504.56	74.25	89.37	108.45
Expenses, RUB billion	365.87	481.05	590.94	276.37	367.07	454.05	73.47	92.34	113.32
Gross profit, RUB billion	47.77	38.73	51.46	43.99	38.33	50.51	0.78	-2.97	-4.87
Largest regional energos in terms of sales revenues*									
Revenue from sales of goods, products, works, and services, RUB billion	142.23	199.05	245.65	106.56	150.84	187.89	29.90	41.06	49.20
share in total cost of goods, etc., at regional energos, %	37.91	42.00	42.58	37.51	41.18	41.80	40.81	46.54	46.64
share in total cost of goods, etc. at regional energos and AO-power plants, %	34.38	39.29	38.24	33.26	37.21	37.24	40.27	45.94	45.37
Expenses, RUB billion	119.60	179.58	223.21	86.18	132.06	166.50	28.76	41.12	50.01
share of total for regional energos, %	35.67	40.92	41.75	34.76	39.86	40.91	39.67	45.11	45.26
share of total for regional energos and AO-power plants, %	32.69	37.33	37.77	31.18	35.98	36.67	39.15	44.53	44.13
Gross profit, RUB billion	22.63	19.47	22.44	20.38	18.78	21.39	1.14	-0.06	-0.81

* Aggregate amount according to the Russian Accounting Standards
** Krasnoyarskenergo, Kuzbassenergo, Lenenergo, Mosenergo, Nizhnovenergo, Permenergo, Samaraenergo, Sverdlovenergo, Tyumenenergo

Changes in actual average supply tariffs of electricity and heat in the Holding Company in 2003


RUB/Gcal
kopecks/kWh
270
260
250
240
230
220
210
200
82
80
78
76
74
72
70
242.36
250.42
258.83
262.93
263.07
252.56
247.20
248.90
254.65
258.94
265.84
261.33
69.50
74.65
75.71
77.00
76.97
76.91
76.42
76.10
76.16
76.09
76.44
77.33
January
February
March
April
May
June
July
August
September
October
November
December
– heat
– electricity

TARIFF POLICY

Pursuant to the Federal Law "On State Regulation of Electricity and Heat Tariffs in the Russian Federation", electricity and heat tariffs are subject to state regulation.

From December 2002 to December 2003, electricity and heat tariffs increased 13.9% compared to the average price index for Russia's industry of 13.1%. This means that there was a continued tendency towards faster growth of energy tariffs in 2003. Despite that, the efforts to level out the lag of electricity rates behind the fuel and industrial products price rise accumulated in the previous years were not a success.

Changes in average annual tariffs for consumers of largest regional energos of RAO "UES of Russia"

Regional Energos	Electricity tariff				Heat tariff			
	2001	2002	2003	2003/2002	2001	2002	2003	2003/2002
	kopecks/kWh			%	RUB/Gcal			%
Krasnoyarskenergo	24.8	34.5	38.8	112.4	163.3	258.0	310.5	120.3
Kuzbassenergo	36.0	44.6	52.1	116.7	140.9	180.5	235.0	130.2
Lenenergo	53.4	67.6	79.8	118.1	201.8	258.8	286.7	110.8
Mosenergo	54.1	64.0	84.1	131.3	195.7	238.1	294.4	123.6
Nizhnovenergo	49.9	63.4	86.4	136.2	164.1	194.5	277.0	142.4
Novosibirskenergo	48.9	63.3	76.1	120.2	194.6	239.3	286.7	119.8
Orenburgenergo	43.8	61.6	71.9	116.8	135.0	172.5	222.6	129.0
Permenergo	52.0	66.4	76.2	114.7	155.3	183.8	223.2	121.4
Samaraenergo	45.4	57.4	77.3	134.7	110.7	163.8	204.5	124.8
Sverdlovenergo	45.2	52.5	59.0	112.3	134.4	162.2	197.6	121.8
Tverenergo	57.3	80.2	102.2	127.4	146.3	179.9	215.6	119.9
Tyumenenergo	48.9	57.9	70.6	121.9	107.2	126.0	179.0	142.1
Chelyabenergo	52.0	66.5	81.0	121.8	132.2	145.7	174.9	120.0

Changes in prices compared to 1998*


Times
5
4
3
2
1
1998
1999
2000
2001
2002
2003
1.0
2.3
3.6
3.7
4.6
4.7
1.7
2.2
2.4
2.9
3.2
1.1
1.6
2.0
2.6
2.9

– Fuel price index – Electricity and heat price index
– Price index for manufactured goods

* The figures have been received by multiplying the annual price indices published by Russia's State Statistics Committee.

Regulation of Tariffs on the Retail Electricity and Heat Markets

On the retail electricity market the tariffs for different groups of ultimate consumers are regulated by the Regional Energy Commissions (RECs). The key distinctive feature of 2003 was the orderly increase in the energy tariffs in January-March. During the period, the tariffs were increased at 58 regional energos. In 2003, the energy tariffs were adjusted, in full or in part, in 69 out of the 73 regional energos of the Holding Company.

The energy tariffs for households grew in 2003 at a much faster rate than the tariffs for industrial consumers. However, the actual average annual tariffs established for households, taking into account the low-income assistance (56.35 kopecks per kWh, exclusive of VAT), are still much lower than those of large industrial consumers (75.95 kopecks per kWh). This suggests that, despite the decrease in the level of cross-subsidization, this problem remains quite serious.

Because the privileges for various groups of population are approved by the federal and regional authorities without specifying the sources of finance, the actual average tariffs for households turn out to be much lower that those approved by the RECs. The amount of electricity payment privileges for households is estimated at RUB16 billion annually. The situation may be remedied only by ensuring payment of compensation to energy companies from the corresponding regional or local budget, or by directly subsidizing qualifying consumers from the same sources.

Regulation of FOREM Tariffs

Effective 1 January 2003, the Federal Energy Commission of Russia introduced new tariffs for 30 federal power plants. The tariffs took into account such key factors contributing to price rise as revaluation of fixed assets, increase in fuel prices, power plants' financial losses due to delays in tariff adjustment, etc. During 2003, two more power plants were granted the status of FOREM participants and had their tariffs approved: Kirishskaya TPP, effective 1 April 2003, and Bureyskaya HPP, effective 1 July 2003.

In 2003, the average tariff for electricity supplied by FPPs to the FOREM rose 34.3% on 2002 to 36.59 kopecks per kWh (including 52.39 kopecks per kWh supplied by TPPs, and 12.41 kopecks per kWh supplied by HPPs). The FOREM tariffs for electricity suppliers were raised effective 1 January 2003 by an average of 24%. The FEC of Russia

Dynamics of tariffs for households and industrial consumers in 2003, % on 2002


%
150
140
130
120
110
100
115.6
123.0
127.1
130.2
133.8
135.6
136.6
137.4
138.7
138.9
139.6
140.3
111.6
114.7
115.8
116.4
116.7
116.9
116.9
116.8
116.8
116.8
116.9
117.1
January
February
March
April
May
June
July
August
September
October
November
December

● – Increase in tariff for households ○ – Increase in tariff for industrial consumers of 750 kVA and over

increased electricity tariffs for FOREM buyers by 19% and simultaneously annulled all reduced tariffs and zonal tariffs effective 1 January 2003.

The organizational and technical measures taken by ZAO "CDR FOREM", as well as further development and implementation of competitive forms of electricity trade on the regulated marketplace made it possible to improve the FOREM cost balance by RUB1.14 billion in 2003. During the year, the average tariff for electricity received from the FOREM was 42.87 kopecks per kWh, whereas the tariff for electricity supplied to the FOREM was 40.56 kopecks per kWh. The FOREM's financial imbalance in 2003 was RUB2.72 billion (exclusive of VAT). As of 1 January 2004, the imbalance of FOREM (carried forward from the previous years) was negative and made RUB9.08 billion (exclusive of VAT).

Regulation of Subscription Fee of RAO "UES of Russia"

The amount of the subscription fee for RAO "UES of Russia" services was reviewed by the FEC of Russia twice during the year: on 1 January 2003 and on 1 July 2003.

Effective 1 January 2003, the subscription fee for services of RAO "UES of Russia" was raised by 12% from RUB76.20 per thousand kWh to RUB85.35 per thousand kWh (including the cost of power grid facilities maintenance, but excluding cost of dispatch services, which were removed from the subscription fee in November 2002 pursuant to Resolution of the FEC of Russia No. 75-e/b of 30 October 2002). At the same time, the operating component of the subscription fee (including taxes) was increased by 9% as, under the Resolution of the Government of the Russian Federation of 29 November 2002, the operating costs of RAO "UES of Russia" included the funds needed to repay the debts owed by OAO "Kamchatskenergo" to foreign creditors and OAO "Rosneft".

The investment component of the subscription fee was raised by 15%.

With effect from 1 July 2003, OAO "UES FGC" started to use its own tariff (RUB31.35 per thousand kWh), and the power grid maintenance costs were excluded from the subscription fee of RAO "UES of Russia". Accordingly, the subscription fee for the services of RAO "UES of Russia" established by the Resolution of the FEC of Russia of 25 June 2003 was RUB51.85 per thousand kWh effective 1 July 2003.

Throughout 2003, OAO "UES SO-CDA" operated using a separate tariff which had not been revised and remained unchanged, RUB1.82 per thousand kWh.

On the whole, the aggregate subscription fee of RAO "UES of Russia", including the cost of services of OAO "UES FGC" and OAO "UES SO-CDA", amounted to RUB85.02 per thousand kWh in 2003, up 9% on 2002.

COST REDUCTION

The total saving achieved by energy companies of RAO "UES of Russia" as a result of costs control efforts in 2003 was RUB18.7 billion.

In 2003, implementation of the cost control programs in the Holding Company's entities resulted in costs savings of RUB18.7 billion, which makes 106% of the target figure.
The structure of cost reduction changed in the reporting year: in 2003, the share of labour payment expenses reached 30%. Fuel cost saving accounted for the bigger part of the cost reduction (24%). This was achieved through technological measures, holding procurement tenders, and replacement of own generation with electricity purchased on the FOREM.
The "Repairs and Materials" item accounted for about 17% of the total cost reduction. The cost saving on the "Energy Loss Reduction" item made 14%.
Beginning in 2004, energy companies of RAO "UES of Russia" will be given targets ("upper limits of costs") according to which the justified increase in costs due to growth of prices of energy carriers and goods/services provided by contractors may not exceed the growth rate of the approved tariffs. Simultaneously, as a measure to reduce administrative control and move to corporate governance principles, energy companies' management bodies were given wider authority in their choice of cost reduction measures.

The cost control at energy companies is effected along the following lines:

- operational expenses (60% to 80% of all expenses);
- non-sale expenses, such as upkeep of social facilities, allocations to reserves and write-off of bad debts, legal expenses, mothballing expenses, charity, etc. (5-10%);
- energy losses, the potential saving of about RUB10 billion.

One of important ways to achieve cost reduction is holding tenders to procure raw materials, supplies and services on a regular basis. RAO "UES of Russia" is well ahead of the other natural monopolies both in the number of procurement tenders held and in the overall value of contracts made. In 2003, companies of RAO "UES of Russia" held 4,073 procurement tenders for the supply of raw materials, supplies, and services, while all of the natural monopolies' entities throughout Russia held 4,715 tenders. The aggregate value of contracts made by energy companies of RAO "UES of Russia" as a result of the tenders was RUB24.9 billion.

Structure of cost reduction at the Holding Company in 2003, %

1. Labour payment
2. Fuel
3. Energy losses
4. Repairs
5. Raw materials and supplies
6. Non-core activities
7. Ancillary services
8. Surplus property
9. Reduction of condensing generation
10. Others
11. Management expenses


11 | 1
10 | 2
9 | 2
8 | 2
7 | 2
6 | 6
5 | 7
4 | 10
3 | 14
2 | 24
1 | 30
2003

ELECTRICITY AND HEAT MARKETS

525

billion kWh of electricity supplied to Russian consumers by the Holding Company's entities

1 November 2003

Competitive trade segment is launched on the wholesale electricity market



WHOLESALE MARKET

November 2003 saw the launch of regular trading in the competitive segment of the wholesale electricity market.

In accordance with the state program of electricity industry reform, the wholesale market was divided into two segments: a regulated one, with electricity tariffs set by the regulatory authorities, and a competitive one, with prices driven by demand and supply.

Regulated Segment

In 2003, electricity (capacity) suppliers sold 309.1 billion kWh of electricity on the FOREM at an average tariff of RUB391.62 per MWh for the total amount of RUB145.3 billion. The supplies in terms of volume grew 3.5% on 2002, while increasing 23.8% in terms of value. Thermal power plants increased their production by 6.2% to 96.4 billion kWh in 2003 from 90.7 billion kWh in 2002, whereas the value of energy produced by this group grew 34.8%. The change in the water conditions in the European part of Russia led to an increase in the share of HPP

DIAGRAM of wholesale electricity market as at 1 January 2004

Russian Government | FEC of Russia

Approves list of FOREM participants

Total: 163 participants*

Suppliers of the wholesale electricity market:
- Rosenergoatom (including 9 NPPs)
- 22 thermal power plants
- 12 hydroelectric power plants
- 2 regional suppliers (ZAO "Inter RAO UES", ZAO "MAREM+")
- 3 surplus regional energos
- Nuclear Power Plants: 2 participants (Siberian Chemical Integrated Plant, OAO "Priargunskoe Production Mining and Chemical Association")

Organizations providing services on the wholesale electricity market:
- NP "ATS"
- OAO "UES FGC"
- OAO "UES SO-CDA"
- ZAO "CDR FOREM"
- OAO RAO "UES of Russia"

Buyers of the wholesale electricity market:
- 68 regional energos:
  - 60 deficit regional energos
  - 8 self-balancing entities
- 40 large consumers and electricity suppliers

*as at 1 January 2004

Sets tariffs for FOREM participants

SELLERS	BUYERS
1. NPPs	1. Regional energos
2. TPPs	2. Exports
3. HPPs	3. Large consumers
4. Regional energos	
5. Regional energy suppliers	



2 | 31.2%
3 | 19.9%
4 | 3.9% and 5 | 0.1%
1 | 44.9%
2003
1 | 87.4%
2 | 6.0%
3 | 6.6%
2003

generation in the FOREM's aggregate balance. The supply of electricity by HPPs totalled 61.6 billion kWh, up 5.7% from last year, while increasing 63.8% in terms of value. Compared to 2002, NPPs increased their generation by 5.8%, while the value of commodities for this type of suppliers grew 16.8%. The share of electricity supplied by surplus regional energos fell by 33.4% in terms of volume and by 18.6% in terms of value.

In 2003, buyers of the regulated segment of the wholesale electricity market purchased 303.3 billion kWh of electricity worth RUB151.9 billion (inclusive of VAT). Out of this amount, 285.1 billion kWh of electricity was supplied to buyers based in the Russian Federation at an average tariff of RUB416.78 per MWh (exclusive of VAT) for the total amount of RUB142.6 billion.

Competitive Market Segment

The competitive electricity market segment was launched within the Federal Wholesale Electricity (Capacity) Market (FOREM) on 1 November 2003. The market was organized pursuant to the Resolution of the Government of the Russian Federation "On the Rules of the Wholesale Market of Electricity (Capacity) Rules for the Transition Period" dated 24 October 2003.

In the competitive segment of the wholesale market created in the European part of Russia and in the Urals, part of electricity is traded at free (unregulated) prices by making bilateral purchase/sale contracts and by selecting price offers submitted by buyers and sellers. The competitive market segment ensures equal rights for all of its participants, subject to the following limitations:

- each supplier shall be entitled to sell each hour a volume of electric power that does not exceed the volume generated in each delivery point (point group) with the use of 15% of the installed (operating) capacity of the generating equipment owned by that supplier;
- each buyer shall be entitled to acquire up to 30% of own planned hourly consumption.

The trading in the competitive segment of the wholesale electricity market was started by Non-Profit Partnership "Administrator of Trading System " on 1 November 2003. As at 1 January 2004, there were 36 entities taking part in the electricity trading in the competitive market segment, including 17 buyers, 14 sellers, and 1 entity engaged in both purchase and sale. In November to December 2003, 1,848.9 million kWh of electricity was sold in the segment. The actual average weighted price of purchase electricity in the day-ahead market on 1 January 2004 was RUB419 per thousand kWh, which is 16% lower than the price of the regulated segment.

Electricity supplied to the UES of Russia and sold on the regulated wholesale market in 2003, billion kWh

● – Electricity supplied to wholesale market ○ – Electricity supplied to the UES of Russia


744.8
282.0
775.5
293.3
790.6
298.8
790.0
298.6
814.2
309.1
1,000
800
600
400
200
0
1999
2000
2001
2002
2003

Composition and structure of consumers of energy produced by the Holding Company's entities in 2003

Consumers	Electricity		Heat	
	total, billion kWh	share, %	total, million Gcals	share, %
Industry	241.1	45.9	123.2	29.7
including				
fuel industry	35.0	6.7	29.3	7.1
ferrous metallurgy	36.5	7.0	2.9	0.7
non-ferrous metallurgy	51.4	9.8	9.0	2.2
chemistry and petrochemistry	28.7	5.5	36.5	8.8
machine engineering and metal-working industry	36.1	6.9	18.8	4.5
forest industry, pulp and paper industry	8.1	1.5	3.2	0.8
building materials industry	12.5	2.4	2.2	0.5
light industry	4.1	0.8	2.4	0.6
food industry	8.6	1.6	2.3	0.6
other industries	20.0	3.8	16.6	4.0
Agriculture	17.3	3.3	4.6	1.1
Transport and telecommunications	63.7	12.1	6.0	1.4
Construction industry	5.3	1.0	4.2	1.0
Residential utilities	75.2	14.3	185.4	44.7
Households	44.3	8.4	23.5	5.7
Other consumers	78.2	14.9	67.6	16.3
TOTAL	525.2	100.0	414.5	100.0
including				
enterprises and organizations financed from the federal budget	14.3	2.7	15.4	3.7
enterprises and organizations financed from the local budget	20.0	3.8	72.6	17.5
wholesale resellers	93.2	17.7	125.9	30.4

RETAIL MARKET

During 2003, the regional energos of the Holding Company supplied 525 billion kWh of electricity and 415 million Gcal of heat to consumers. Electricity supply fell by 9% on 2002, while heat supply declined by 1%. The reduction of electricity supply was mainly due to several large industrial consumers entering the FOREM and the launch of a competitive electricity market in late 2003. The electricity market is dominated by industrial customers consuming 46% of all electricity supplies, whereas the residential utility organizations account for 14% of electricity consumption, and transport and telecommunications companies for 12%. In 2003, the structure of effective supply of electricity continued to change owing to the growing consumption in the non-industrial sector, transport and communications. The residential utilities consume a large part of heat produced by the Holding Company (45%), whereas industrial consumers account for 30% of heat consumption.

Competitive Segment of the Wholesale Electricity Market


PRICE OFFERS AUCTION
UES SO-CDA
NP ATS
UES FGC
CDR FOREM
SELLERS
(15 % of preliminary dispatch schedule)
HPPs, TPPs that are SDCs of RAO "UES of Russia"
GK "Rosenergoatom"
regional energos
Bilateral contracts
(registered with "ATS")
BYERS
(30 % of planned hourly consumption)
regional energos
large consumers
energy providers

ENERGY SALES

In 2003, the level of payment of the electricity and heat supplied by the Holding Company's entities was 101%, including the settlement of debts of the previous years. The accounts receivab:e fell by 15.2%.

The main objectives of the energy sales activity of RAO "UES of Russia" Holding Company in 2003 were to ensure reliable and uninterrupted power supply to customers who timely pay for the current consumption and observe schedules of energy arrears payment, to reduce the receivables, and to reform the energy sales business.

Results of Energy Sales Activities

- In 2003, the level of power sales by RAO "UES of Russia" made 101% (this figure includes repayment of receivables by enterprises). Payment for the supplied electricity and heat was made only in cash.
- The amount of receivables in 2003 fell by RUB12.2 billion, or 15.2%.
- An inventory was taken of the receivables in order to determine their liquidity and restructure the major part of the debts owed to the Company.
- Negotiations with regional and municipal authorities of the Russian Federation have been revitalized in order to ensure that sufficient allocations needed to pay for energy are made in their budgets.
- Reduction of excessive energy losses has been achieved.
- Energy sales units have completed preparations for work in conditions of the power industry reform.

In 2003, RAO "UES of Russia" was able to achieve its main goals in the area of energy sales. Almost all principal consumer groups, except for households, paid in full for the energy supplied to them. Incomplete payment of energy bills by households (97%) was due to the fact that administrations in some regions of the Russian Federation failed to pay compensation of the shortfalls in regional energos' revenues connected with privileges granted to some categories of individuals with respect to payment of electricity and heat charges.

FOREIGN MARKETS

In 2003, within the framework of the sector reform in Russia significant changes occurred in the organization of foreign economic activities. Pursuant to the resolutions of the Board of Directors of RAO "UES of Russia", the Company formed an entity on the basis of ZAO "Inter RAO UES" that is new for the Russian energy market, namely, operator of electricity exports and imports. Shareholders in this new company are RAO "UES of Russia" (60% of the authorized capital) and the second major participant of the Russian energy market, Rosenergoatom (40% of the authorized capital). In 2002-2003, the contracts previously handled by RAO "UES of Russia" were transferred to ZAO "Inter RAO UES". As at year-end 2003, US$154.37 million worth of electricity was exported under the contracts transferred to ZAO "Inter RAO UES".

The aggregate amount of electricity exported from Russia by RAO "UES of Russia" and ZAO "Inter RAO UES" in 2003 was 20.7 billion kWh, or 118.3% on 2002, whereas the export revenues totalled US$485.30 million.

Exports to CIS Countries

Azerbaijan

Throughout 2003, the UES of Russia and Azerbaijan's energy system continued their parallel operation. Electricity exports to Azerbaijan via the 330-kV HV line "Derbentskaya" were nearly the same as in 2002. Besides, in 2003 Russian electricity was supplied to Azerbaijan through Georgia's energy system.

In 2002, RAO "UES of Russia" approved the Comprehensive Program for Enhancing Reliability of Operation of Cross-Border Transit Line of 330 kV UES of Russia - Dagenergo - Azerbaijan, which includes measures designed to ensure uninterrupted operation of the energy systems of the Russian Federation and the Republic of Azerbaijan. Within the framework of that Program, work was completed in 2003 to restore and commission the 330-kV HV line "Vladikavkaz-2 - Grozny - Chiryurt", equipped with anti-failure automation.

Republic of Belarus

The Republic of Belarus is a major consumer of Russian electricity among the CIS members. In 2003, the electricity supplies to this country totalled 3,532 million kWh, a decrease compared to 3,728 million kWh in 2002. It should be noted that there is a con-

siderable potential for an increase in export supplies to Belarus, which is hindered by the country's limited effective demand.

Georgia

In 2003, the electricity exports to Georgia totalled 866 million kWh, up from 353 million kWh in 2002. A major achievement of 2003 in relations with this country was the acquisition of some electricity assets, including AO "AES Telasi" (energy distribution company of the city of Tbilisi and the central part of Georgia) and AO "AES Mtkvari" which owns 2 generating units at Tbilisskaya TPP. The business development of the acquired companies is one of the top priorities in the Company's foreign economic activities in the near future.

Kazakhstan

In 2003, the electricity exports to Kazakhstan totalled 1,793 million kWh, down from 2,260 million kWh in 2002.

Republic of Moldova

The electricity exports to the Republic of Moldova grew almost twofold to 879 million kWh from 440 million kWh in 2002.

Along with exports of Russian electricity during 2003, ZAO "Inter RAO UES" actively pursued other possibilities of work on the electricity market in the Republic of Moldova.

Ukraine

Within the framework of the Technical Agreement on Parallel Work of the UES of Russia and NEC "Ukrenergo", 213.66 million kWh of electricity was supplied to Ukraine in 2003. Besides, Russia and Ukraine continued their joint supplies of electricity to Moldova.

Exports to Non-CIS Countries

Finland

Finland is a major buyer of Russian electricity, accounting for about 50% of total electricity exports from Russia's energy system. After the third 400-kV transmission line linking Vyborgskaya substation in Russia and Kiumi substation in Finland was put into operation, the cross-border transmission line capacity increased to 1,400 MW from 1,000 MW. As a result the electricity supplies to Finland reached 10,993.44 million kWh in 2003.

2003 saw a considerable increase in the volume of transactions of RAO Nordic Oy, the wholly-owned subsidiary of ZAO "INTER RAO UES". Despite the keen competition on the Nordic energy market, RAO Nordic Oy was able to find a market niche and achieve positive results in 2003.

Latvia

Significant fluctuations in the supplies of Russian electricity to Latvia are dependent on the stream flow of the Daugava River. The high inflow in 2003 resulted in a lower demand for Russian electricity; this led to a decrease in the electricity exports to the country to 760.83 million kWh.

Norway

Before 2003, a mere 0.07-0.09 million kWh of electricity was exported to Norway through 0.4 kV lines. The energy was provided to Norwegian frontier posts. In 2003 ZAO "Inter RAO UES" started contract supplies of electricity through the 154-kV transmission line from the Borisoglebskaya HPP in Russia to the Kirkenes Substation in Norway. As a result, the electricity exports grew to 182 million kWh.

China

Electricity exports to China made 162 million kWh in 2003. China is one of the most attractive markets for the sale of Russian electricity. However, the possibility of supplying electricity to that country is limited due to the lack of the necessary infrastructure. In 2003, the Company considered several investment projects designed to increase electricity exports from Russia to China.

INVESTMENTS AND INNOVATIONS



2,088

MW of turbine generator capacity commissioned by the Holding Company's entities in 2003

Aa3(rus) national credit rating

assigned to RAO "UES of Russia" by Interfax Rating Agency in association with Moody's Investors Service

RESULTS OF INVESTMENTS ACTIVITIES

46 turbine generating units with an aggregate capacity of 2,087.9 MW were put into operation in 2003. The first and second hydrogenerating units with the total capacity of 370 MW were commissioned at Bureyskaya HPP during the year.

The amount of investments utilized throughout RAO "UES of Russia" Holding Company in 2003 totalled RUB79.21 billion (in current prices). In the reporting period, the implementation of investments grew 24.9% in comparable prices on 2002. The investments funded with the Company's own sources reached RUB16.43 billion in 2003, up RUB5.44 billion from the previous year. The overall amount of investments in 2003, including those made by OAO "UES FGC" and OAO "UES SO-CDA", was RUB25.76 billion.

In 2003, 46 turbine generating units were commissioned with an aggregate capacity of 2,087.9 MW, including 442.7 MW funded by RAO "UES of Russia".

In 2003, the first and second hydrogenerating units with the total capacity of 370 MW were commissioned at Bureyskaya HPP. The construction of Bureyskaya HPP will help solve a range of energy problems experienced by the regions in the Far East of Russia, stabilize the tariff for the region's consumers, and promote economic and social development in the area. In April 2003, two 25 MW generating units were put into operation at Mutnovskaya GeoTPP, which uses the energy of geothermal waters. The project implementation is intended to reduce the amount of fossil fuel that has to be shipped to Kamchatskaya Region by sea.

The diesel power plant (DPP) in the settlement of Deputatsky and Eldikanskaya DPP with the aggregate capacity of 22.7 MW were put into service during the year. The projects were implemented within the framework of the program to develop "smaller" energy facilities in the Republic of Sakha (Yakutia).

In September 2003, an acceptance deed was signed to put the gas turbine unit GTPP-110 into trial operation at the testing stand of Ivanovskaya TPP. Such gas turbine generators may be used as a basis for the creation of 325-MW and 200-MW combined-cycle plants intended for replacement of the generators at Russia's power plants that have reached the end of their useful life.

The amount of investments made by regional energos was RUB46.2 billion, with RUB45.7 invested in the construction of facilities.

In 2003, regional energos and AO-power plants commissioned 1,645.2 MW of generating capacity, including 800-MW generating unit No. 2 at Nizhnevartovskaya TPP, 190-MW generating unit No. 1 at Tyumenskaya CHPP-1, 3 steam boilers of 800 t/h, and 7 hot water boilers of 15.1 Gcal/h. Within the framework of the Technical Re-equipment and Modernization Program, production units were put into operation at twenty entities owned by the regional energos.

The overall investments made within regional energos and AO-power plants' refurbishment and modernization programs reached RUB34.4billion in 2003. Technical re-equipment and overhaul accounted for 45% of capacities commissioned at thermal power plants in RAO "UES of Russia" Holding Company, while the figure for hydroelectric power plants was 27%.

Investments disbursed in 2001-2003, RUB billion (in current prices)


○ – OAO RAO "UES of Russia
○ – OAO "UES FGC"
● – OAO "UES SO-CDA"
Holding Company
Parent Company*
100
80
60
40
20
0
45.2
56.9
79.21
2001
2002
2003
* including investments made by OAO "FGC" and OAO "UES SO-CDA", which were part of the Investment Program of RAO "UES of Russia" in 2001-2002
30
25
20
15
10
0
12.7
17.1
25.76
0.23
9.10
16.43
2001
2002
2003

Commissioning of generation facilities in RAO "UES of Russia" Holding Company

	2001	2002	2003
Turbine capacities, MW	1,330.2	640.4	2,087.9
including			
projects funded by RAO "UES of Russia"	787.8	146.7	442.7
projects involving re-equipment and renovation	570.5	472.2	855.1
Steam boilers (commissioned separately), t/h	835.0	2,060.0	800.0
Hot water boilers, Gcal/h	180.0	180.0	15.1

INVESTMENT PROSPECTS

The key aspects of RAO UES long-term investment policy are:

- changeover to a three-year period of investment planning,
- wider use of borrowed funds,
- attraction of external investors to take part in certain investment projects,
- development and implementation of an investment guarantee system.

Seeking to improve the investment planning as provided by the Resolution of the Government of the Russian Federation dated 20 November 2003, RAO "UES of Russia" started to develop its medium-term investment program. In March 2004, the drafts of three-year investment programs of RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA" were approved by the Management Board of RAO "UES of Russia" and submitted for approval to the Government of the Russian Federation.

Preparation of these plans was facilitated by the implementation of a system designed to develop the corporate electricity and capacity balance based on the electricity consumption forecasts and peak loads by the regions, taking into account the anticipated commissioning of new equipment, modernization, and removal of obsolete equipment from service. Implementation of such a system will improve the quality of investment decisions and prepare investments proposals meeting the most stringent requirements.

Besides, the use of long-term and medium-term forecasting in the electric power industry offers wide opportunities to use borrowed funds needed to complete the construction of energy projects.

RAO "UES of Russia" continues its work aimed at increasing investment appeal of generation facilities and raising investments in the electric power sector along with funding its investment programs with own resources.

In 2003, RAO "UES of Russia" and its SDCs launched commercial, self-supporting generation projects for a total value of RUB6.6 billion. These projects will be funded with borrowings raised from Russian banks against collateral of the SDCs' property.

Projects Funded with External Resources

OAO "Berezovskaya TPP-1"

A project to modernize the gas cleaning system for the P-67 boiler at power unit No. 1 with the capacity of 700 MW at OAO "Berezovskaya TPP-1". The estimated cost of the project is RUB152 million.

OAO "Ryazanskaya TPP"

A project to modernize the Automatic Process Control System of 800-MW generation unit No. 6 at OAO "Ryazanskaya TPP". The estimated cost of the project is RUB196 million.

GTU-CHPP "Luch"

A project to build a 60-MW gas turbine power plant owned by OAO "Belgorodenergo". The estimated cost of the project is RUB1,136 million.

OAO "Dzerzhinskaya CHPP"

A project to modernize OAO "Dzerzhinskaya CHPP" in Nizhny Novgorod Region. The project involves installation of a 150-MW gas turbine and a 45-MW steam turbine. The estimated cost of the project is RUB2,300 million.

Dorogobuzhskaya CHPP

A project to modernize Dorogobuzhskaya CHPP owned by OAO "Smolenskenergo". The project involves installation of two gas turbine units with aggregate capacity of 12 MW in parallel with laying up obsolete equipment of 77 MW capacity. The estimated cost of the project is RUB213.7 million.

Saranskaya CHPP-2

The project will increase efficiency and reliability while removing the limitation of capac-

ity of Saranskaya CHPP by 29 MW. The estimated cost of the project is RUB100 million.

OAO "Lenenergo"

A project to complete the construction of generating unit No. 1 of 180 MW at CHPP-5. The estimated cost of the project is EUR50 million.

OAO "Nevinnomysskaya TPP"

Modernization of the non-blocking station involving replacement of the 60-MW turbine generator by a new generator of 80-100 MW capacity. The estimated cost of the project is RUB290 million.

OAO "Novocherkasskaya TPP"

Installation of a new 310–MW turbine instead of the obsolete one. The estimated cost of the project is RUB540 million.

Projects Planned for Implementation with External Investments

Astrakhanskaya Combined-Cycle Power Plant

An Agreement of Intent was signed by OAO RAO "UES of Russia" and the Hungarian company Transelektro to build Astrakhanskaya Combined-Cycle Power Plant with the 120 MW electric capacity and 50 Gcal/h heat capacity on the site of Astrakhanskaya TPP. The estimated cost of the project is US$92 million. A Working Group formed for the project comprises representatives from RAO "UES of Russia", Transelektro, and Administration of the city of Astrakhan and Astrakhan Region. A feasibility study for the project is currently being prepared.

Gas Turbine Thermal Power Plant "Geoteks" – "SMUEK"

An Agreement of Intent has been entered into among RAO "UES of Russia", OAO "SMUEK", and ZAO "Geoteks" to build a 50-MW gas-turbine power plant in Saratov Region. The power plant is to be fuelled with the associated gas produced by the oil company ZAO "Geoteks". The estimated cost of the project is US$20 million. The parties are currently considering the organizational and economic aspects of the project implementation.

Development and Implementation of an Investment Guarantee System

In order to ensure funding of new construction and completion of the projects to build generation facilities, RAO "UES of Russia" has proposed to use, during the period of the industry reform, a special mechanism designed to secure a guaranteed level of return on an investment project for investors. It is assumed that the mechanism will be used within the framework of forming a long-term technological reserve of capacity. It is intended to indemnify the investors for the cost of borrowed funds and other fixed costs, and to ensure a return on the invested capital. Such projects will be selected through competitive tendering and only in the areas with anticipated deficit of generating capacities.

Besides the investment guarantee mechanism, RAO "UES of Russia" is developing programs to involve international energy companies in operation of one or two WGCs. Work of international energy companies on the Russian electricity market before the market is liberalized will raise the value of assets and ensure more efficient management of these assets. At its meeting held on 26 September 2003, the Board of Directors of RAO "UES of Russia" approved the terms of the competitive tender to select a management company to operate ZAO "Severo-Zapadnaya CHPP". The contract was awarded to the consortium "ENEL ESN Energo".

Investment Program of RAO "UES of Russia" Holding Company for 2004

	investments, RUB billion*
Total for RAO "UES of Russia" Holding Company	93.5
including	
AO-power plants	9.5
Regional Energos	54.8
RAO "UES of Russia"	15.1
OAO "UES FGC"	13.4
OAO "UES SO-CDA"	0.7

* without taking into account borrowed funds.

Investment Program for 2004

The Investment Program of RAO "UES of Russia" for 2004 provides for a further increase in the investments aimed at replacing energy companies' fixed assets. In 2004, an aggregate amount of RUB93.5 billion is to be invested throughout the Holding Company, which represents an increase of 20.2% compared to 2003. The 2004 investment program of the Company has been confirmed by the Russian Government and approved by the Resolution of the FEC of Russia dated 26 December 2003. Total investments for the year will make RUB15.10 billion (RUB21.9 billion taking into account depreciation and other sources of finance).

The investments will be primarily made in the thermal and hydroelectric power plants to be constructed in accordance with the Resolutions of the Russian Government and Orders of the President of the Russian Federation, as well as the projects near completion and projects ensuring current reliability of power supply.

RUB390.0 million in funds have been allocated for the reconstruction of energy facilities in the Republic of Chechnya.

Besides, the FEC of Russia has approved the investment programs of OAO "UES FGC" and OAO "UES SO-CDA" at RUB13.4 billion and RUB0.729 billion, respectively.

Investments in the construction of generating facilities under the program of technical re-equipment and modernization will make RUB38.04 billion.

In 2004, 42 generating units with the aggregate capacity of 1,258.3MW are planned to be put into service, of which three generating units with the capacity of 379.0 MW will be funded by RAO "UES of Russia".

The top priority energy project for 2004 is the construction of the 79-MW Sochinskaya TPP. The power plant will ensure reliable power supply to consumers in the Sochi area, especially in winter. The TPP uses the most modern gas turbines in order to ensure compliance with the regulatory environmental requirements. Currently, construction and installation work at the power plant is in full swing. The work on the project is constantly monitored by the operational headquarters of RAO "UES of Russia".

In 2004, construction will continue at the most important generating project in the Far East of Russia, i.e. Bureyskaya HPP, and the first generating unit CCGT-450 at Kaliningradskaya CHPP-2 scheduled for commissioning in 2005. Ivanovskaya TPP will start construction of a main generating unit CCGT-325 using 110-MW gas turbines produced by NPO "Saturn".

RESEARCH AND DEVELOPMENT

The technology research and development policy pursued by the Holding Company focuses on the following key areas: enhancing production efficiency, cost reduction, creating the conditions necessary for steady development of the Unified Energy System, and maintenance of energy safety and industrial and environmental security.The research and technology policy seeks to:

- forecast development of the energy industry;
- organize the development of new technologies for electricity and heat production;
- extend the lifetime of process equipment;
- ensure reliable operation of the UES and power plants;
- deliver research and technology, methodology, and organizational support for cost-reduction and energy saving programs;
- reduce hazardous emissions, develop and implement environment protection technologies;
- establish market structures and mechanisms for organizing and financing research and development in the electric power industry;
- review and develop technical documentation for the electric power industry;
- commercialize intellectual property.

Development and Implementation of Advanced, Technologies, and Equipment

In 2003, within the framework of the Energy Strategy of Russia providing for broad use of combined-cycle gas generators, RAO "UES of Russia", GP NPKG "Zarya"-"Mashproekt", and OAO "NPO "Saturn" completed the interdepartmental acceptance tests of the gas turbine GTPP-110 at Ivanovskaya TPP (owned by OAO "Ivenergo") in city of Komsomolsk.

The construction projects were started at Kaliningradskaya CHPP-2 and Sochinskaya TPP. These power plants will use the most modern gas turbine units.

The first Russian pollution-safe power boiler BKZ 420-140 KS with bubbling bed was launched into pilot operation at Barnaulskaya CHPP-3 owned by OAO "Altayenergo".

The power plants burning high-reactivity solid fuels, where ordinary technical measures are not sufficient to prevent boiler slagging and reduce hazardous emissions, continued their efforts to implement the low-temperature combustion technology developed by OOO "Politekhenergo". In 2003, projects to modernize boilers using this technology were completed at Intinskaya CHPP (five boilers), Vladivostokskaya CHPP-2 (one BKZ-210-140 boiler), and Nazarovskaya TPP (one boiler).
OAO "Electrosila", under the scientific guidance of OAO "VNIIE", designed, produced, and tested a completely new asynchronized, 100-MW turbine generator with air-cooling. This generator is to be installed at CHPP-22 of OAO "Mosenergo".
Uralelectrotyazhmash Association completed the development of an SF6 circuit breaker (column type) to be used with the voltage of 500 kV and breaking current of 40 kA. The circuit breaker is currently being tested by the Science and Research Center for High-Voltage Equipment Testing ("NITs VVA"). After the development of this item is finished, it will be possible to use only Russian-made SF6 circuit breakers in 110-500 kV outdoor switchgear and avoid having to import such circuit breakers.
Lenin VEI Institute has worked out microprocessor field regulators of the ARV-M type, which is now produced by OAO "Electrosila". This article far exceeds its imported counterparts in performance.

Environmental Activities

In 2003, the Company developed the Environmental Program for the Electric Power Industry of Russia for the Period Until 2015. The Program sets out the conservation policies designed to ensure compliance with the environment protection laws as the power generation increases.
The primary goal of the Environmental Program is determining the necessary scope of nature conservation activities which will ensure compliance with the environmental legislation while preventing man-made impact on the environment as a result of increased electric power production.
The Program also addresses the fulfilment by the Russian Federation of its obligations under the UNECE Convention on Long-Range Transboundary Air Pollution. Implementation of this Program involves adjustments to the regulatory requirements to air pollutant emissions in order to harmonize the environmental legislation of the Russian Federation with the provisions of the international laws in that area within the framework of the obligations of the Russian Federation under the international treaties governing the environmental activities of energy enterprises. In the future, more stringent requirements will be gradually imposed on TPPs without placing a serious economic burden on the power plants in operation.
For that purpose, analysis has been made to determine the volume of investments needed to fit out the newly-built and modernized TPPs with gas cleaning and water treatment equipment.

In pursuance of the Instruction given by the President of the Russian Federation on the necessity to impose tougher regulatory requirements on the content and volume of hazardous emissions by solid-fuel thermal power plants, the Company has developed and submitted to the Ministry of Natural Resources the Methodology for Setting the Technical (Maximum Permissible) Standards for Specific Air Pollutant Emissions by Operating Boiler Plants.

THE COMPANY'S FINANCE



24.6

The Company posts net profit of RUB24.6 billion in 2003

National credit rating of ruA+ and international credit rating of B

assigned to RAO "UES of Russia" by Standard & Poor's

FINANCIAL RESULTS OF THE COMPANY

Analysis of Financial Results

The Company's revenues from the sale of products, works, and services in 2003 totalled RUB51,666.8 million, down 1.8% on the previous year. The decrease in revenue by RUB924 million was due to the reduction in the amount of RAO UES subscription fee as a result of establishment of independent legal persons–OAO "UES FGC" and OAO "UES SO-CDA"–which now have their own tariffs. The second reason was that the electricity and heat sales revenue of the Company's Branch "Kharanorskaya TPP" was no longer included in the Company's revenues after the Branch was reorganized into an independent company, OAO "Kharanorskaya TPP".

The increased cost of all goods, works, and services sold in 2003 by 1.9% was due to the inflationary growth of expenses on the development of the UES of Russia by 12.6%, and the 7.5% increase in the cost of purchased electricity intended for exports.

The following changes occurred in the sales structure in 2003: the share of subscription fee in the sales volume decreased by 1.4 percentage points compared to 2002, the share of exported electricity grew 1.6 percentage points, the share of electricity sold on the domestic market declined 0.4 percentage points, whereas the share of other commercial and non-commercial products increased by 0.3 percentage points.

The sales income as at the end of reporting year totalled RUB30,812.9 million, 83% of which was income from the subscription fee. In 2003, the debt servicing costs decreased by RUB3,098.5 million (or 4.7 times); the income from idle cash investment grew 2.5 times, whereas income from investments increased 1.7 times.

Key financial results of the Company, RUB million

	2001	2002	2003	Indicators %
Volume of sales	**38,613.9**	**52,590.9**	**51,666.8**	**98.2**
Cost	(10,062.0)	(16,948.0)	(17,270.0)	101.9
Commercial and administration expenses	(2,600.5)	(3,271.8)	(3,583.8)	109.5
Costs per RUB1 of sold products, kopecks	32.8	38.4	40.4	105.0
Profit from sales	**25,951.4**	**32,371.1**	**30,813.7**	**95.2**
Interest received	73.2	444.2	1,102.3	248.2
Interest payable	(403.8)	(3,929.4)	(830.9)	21.1
Income from investments	1,191.7	2,124.1	3,611.5	170.0
Other operating income and expenses (net)	(860.4)	(1,090.4)	(95.8)	9.2
Extraordinary items income and expense (net)	(2,338.2)	14,775.3	(1,963.9)	
Profit before taxes	**23,613.9**	**44,694.9**	**32,636.2**	**73.0**
Profit tax and other mandatory payments	(10,849.6)	(13,654.8)	(8,056.7)	59.0
Extraordinary income and expense (net)	12.5	38.9	25.6	65.8
Net (undistributed) profit	**12,776.8**	**31,079.0**	**24,605.1**	**79.2**

Structure of sales income received by Company in 2003, by source %

1. Subscription fee
2. Electricity generation
3. Electricity exports
4. Other


1 | 83
4 | 4
3 | 12
2 | 1
2003

The Company's financial results in 2002 were significantly influenced by the "one-time operation" involving repayment of the Russian Federation's debt owed to the Czech Republic, as a result of which the Company obtained extraordinary income of RUB16,642 million. The table below presents the 2003 and 2002 financial results less the "one-time operation".

Pursuant to procedure established by Article 13 (4) of the Federal Law "On Accounting", RAO "UES of Russia" decided to apply the requirements of Accounting Rule 19/02 "Financial Investments Accounting" approved by Order of the Ministry of Finance of the Russian Federation No. 126n of 10 December 2002 regarding the subsequent evaluation of financial investments in subsidiaries and dependent companies that have a current market value. As a result of this decision, the Company did not accrue the income reflected in the "Other operational income" of its Income Statement.

This decision was due to the fact that the controlling stakes in the subsidiaries and dependent companies of RAO "UES of Russia" were contributed by the state at the time when the Company's authorized capital was formed (Decree of the President of the Russian Federation No. 923 of 15 August 1992). Besides, RAO "UES of Russia" does not have the right to sell or otherwise alienate or pledge the shares in its subsidiaries and dependent companies under the Federal Law "On Specific Features of Disposal of Shares of RAO "UES of Russia", and Shares of Other Joint-Stock Companies of the Electric Power Industry That Are Under the Federal Ownership" No. 74-FZ of 7 May 1998. In this connection, the Company considers that the application of the provisions of Accounting Rule 19/02 does not allow it to correctly reflect its property status and financial results

Sales Structure of the Company

	Volume of sales, RUB million			Share, %		
	2001	2002	2003	2001	2002	2003
Volume of sales	38,614.0	52,590.9	51,666.8	100.0	100.0	100.0
including:						
Subscription fee	27,215.3	40,354.3	38,883.1	70.5	76.7	75.3
Exports	9,372.4	8,799.3	9,475.7	24.3	16.7	18.3
Sales of electricity and heat to domestic consumers	982.0	1,735.7	1,507.8	2.5	3.3	2.9
Other goods, products, works, services	1,044.2	1,701.6	1,800.2	2.7	3.2	3.5

Financial results of RAO "UES of Russia", RUB million

	2002	2003	+/-
Profit before taxes, without the "one-time operation"	28,052.8	32,636.1	4,583.3
Income tax and other compulsory payments, without taking account of the "one-time operation"	9,660.7	8,056.7	(1,604.0)
Net (undistributed) profit, without taking into account	18,392.1	24,605.0	6,212.9

Financial Position of the Company Assets

As at 31 December 2003, the business assets at the disposal of RAO "UES of Russia" were valued at RUB322,029.1 million. After of the transfer of its fixed assets and construction projects in progress as contributions to the authorized capitals of OAO "UES FGC", OAO "Kirishskaya HPP", and OAO "Kharanorskaya TPP", the value of the Company's assets decreased by RUB18,945.1 million over the reporting period.

By the year end, the net assets of the Company grew RUB22,622.7 million to RUB293,224.4 million.

In 2003, after the transfer of fixed assets as contribution to the authorized capital of the newly established subsidiaries, the structure of the Company's assets changed considerably. The share of fixed assets and construction in progress in total assets went down 7 percentage points to 12.9%, whereas the share of long-term financial investments in the assets of subsidiaries and dependent companies grew 5.9 percentage points to 67.7% in 2003 from 61.8% in 2002. The share of current assets in the total assets increased moderately by 1.1 percentage point to

19.4%. The following changes occurred in the fixed assets structure in 2003:

- the share of fixed assets and construction in progress declined by 8.2 percentage points to 16.1% from 24.3%
- the share of long-term investments in subsidiaries and dependent companies went up 8.2 percentage points to 79.3% from 71.1%;
- other long-term financial investments and investments in other entities account for a small part of the fixed assets and have changed insignificantly over the period;
- the share of loans provided to subsidiaries decreased to 2.7% from 4.0% over the period.

The structure of current assets has changed but little. The share of absolutely liquid assets (cash and marketable securities) in the working capital grew to 38.5% from 38.0%. The share of accounts receivable increased 1.0 percentage point to 57.3%. The inventories accounted for 1.0% of the current assets, whereas the share of Value Added Tax on the purchases and other current assets declined from 3.7% to 3.1%.

In absolute terms, the accounts receivable increased by RUB620.8 million:

- long-term receivables grew RUB1,169.4 million;
- the short-term receivables decreased RUB548.7 million, which includes the reduction of debts owed by buyers and customers by RUB2,240.2 million and the increase in short-term receivables from other debtors by RUB2,137.8 million;

Liabilities

The share of loans and other borrowed funds in the total liabilities and capital decreased by 18.0 percentage points from 27.0% as at the beginning of the year to 9.0% as of the end of the reporting period. Accordingly, the shareholders' equity accounted for 91.0% as at the end of the period. Short-term payables account for a major part of borrowed funds – 57.3%, whereas long-term payables (including deferred tax liabilities) account for 24.2%; long term credits and loans account for 17.8% of borrowed funds. All short-term credits and loans have been paid off.

The structure of borrowed funds is characterized by:

- an increase in the share of payables by 10.9 percentage points from 68.2% to 57.3%;
- a decrease in the share of payables on long-term credits and loans by 7.2 percentage points from 25.0% to 17.8%;
- an increase in the share of long-term payables, including deferred tax liabilities, by 12.4 percentage points from 11.8% to 24.2%.

In absolute terms, the short-term payables decreased by RUB27,789.3 million in the reporting period.

A faster decrease in the amount of current liabilities compared to reduction of the amount of current assets made it possible to increase the net working capital by RUB26,605.7 million. The surplus of net working capital used for covering the accumulated inventories and VAT on purchased valuables as at the end of the reporting period made RUB26,014.8 million.

The changes that occurred in the balance sheet structure in 2003 resulted in higher liquidity and significant improvement in the Company's financial stability and solvency.

Assets structure of the Company in 2003, %

1. Long-term financial investments
2. Construction in progress
3. Fixed assets
4. Curent assets


1 | 67.7
2 | 3.0
3 | 9.9
4 | 19.4
2003

Liabilities structure of the Company' in 2003, %

1. Current payables
2. Other current payables
3. Long-term loans and debt issues
4. Long-term payables
5. Other long-term liabilites


1 | 57.3
2 | 0.7
3 | 17.8
4 | 22.7
5 | 1.5
2003

Debt-to-equity, liquidity, and solvency ratios of the Company

Indicator	2002	2003
Cash ratio	0.41	1.45
Quick ratio	0.76	2.56
Current ratio	0.86	3.76
Own funds ratio	(0.41)	0.26

Debt-to-Equity, Liquidity, and Solvency Ratios

The values of debt ratios are within the recommended range. The debt/equity ratio is equal to 0.10, with the critical value being 1.0.

The cash ratio indicates that cash and securities can cover the Company's current liabilities by 142%, the recommended values being within the range of 20-50%. This suggests that the Company is capable of immediately meeting the most urgent liabilities. The quick ratio and current ratio are also within the recommended range. The most liquid assets (short-term receivables, cash and securities) cover the Company's current liabilities by 256%. The current ratio (current assets/current liabilities) stands at 376%.

FINANCIAL RESULTS OF THE HOLDING COMPANY

In 2003, the Holding Company's net profit increased 25% compared to the previous year.

In the year under review, the revenue from sales of products (works, services) throughout RAO "UES of Russia" Holding Company calculated in accordance with the Russian Accounting Standards made RUB724,864.0 million, an increase of RUB145,855.9 million, or 25%, compared to 2002.

The sales revenue in the reporting year amounted to RUB84,557.2 million, which ensured a return on sales of 11.7%.

The results of other operations and extraordinary items during the reporting period compared to last year are as follows:

- increase in revenues from short-term financial investments by 2.8 times (from RUB705.8 million to RUB2,000.2 million) and income from investments by 1.7 times (from RUB2,173.4 million to RUB3,724.5 million);
- decrease in interest expense on loans from RUB9,128.4 million to RUB8,669.2 million;
- the losses from other operating activities in the reporting year fell by over RUB5 billion;
- loss from extraordinary items in the reporting period totalled RUB12,996.6 million compared to the profit from extraordinary items in 2002 as a result of additional revenue from the Czech transaction.

In the reporting period, the RAO "UES of Russia" Holding Company received net profit of RUB32,485.3 million, up RUB6.4 billion (25%) from 2002.

The net profit margin throughout RAO "UES of Russia" Holding Company was 4.5 kopecks per RUB1 of sales revenue.

Key financial figures of the Holding Company, RUB million

Indicator	2001	2002	2003	2003/ 2002,%
Sales revenue, net	453,579.6	579,008.1	724,864.0	125.2
Sales expenses, taking into account business and administration costs	380,512.0	(510,421.0)	(640,306,8)	125.4
Gain (loss) on sales	73,067.6	68,587.1	84,557,2	123.3
Return on sales, %	16.1	11.8	11.7	
Operational income and expenses (net), total	(7,238.7)	(19,355.8)	(14,222.5)	73.5
Profit (loss) from financial and business activities	65,828.9	49,231.3	70,334.7	
Extraordinary items (income and expenses), net	(19,683.1)	2,826.3	(12,996.6)	(459.8)
Profit before taxes	46,145.8	52,057.6	57,338.1	110.1
Income tax	(32,143.3)	(25,788.8)	(25,188.1)	97.7
Net profit (loss)	14,002.5	26,096.0	32,485.3	124.5
Rate of net profit (kopecks per RUB1 of sales revenue)	3.1	4.5	4.5	100.0

Appendixes

FINANCIAL STATEMENTS OF OAO RAO "UES OF RUSSIA" FOR 2003

The information given below has been taken by the management of OAO RAO "UES of Russia" from the complete set of financial statements under the Russian Accounting Standards (RAS) audited by ZAO "KPMG". The Auditor's Report was prepared in respect of the complete set of RAS financials and does not cover the abbreviated balance sheet and income statement provided below.

Abbrreviated Balance Sheet of OAO RAO "UES of Russia" as at 31 December 2003, RUB thousand

	As at 1 January 2003	As at 31 December 2003
ASSETS	**340,974,165**	**322,029,101**
Intangible assets	-	738
Fixed assets	47,718,408	31,806,086
Construction in progress	19,995,903	9,760,153
Long-term financial investments	210,845,334	218,034,763
Deferred tax assets	-	-
Other non-current assets	-	-
Inventories	1,266,571	653,054
Value Added Tax on purchases	2,301,556	1,686,087
Accounts receivable (payments expected in over 12 months after the reporting date)	16,240,488	17,409,928
Accounts receivable (payments expected within 12 months after the reporting date)	18,928,109	18,379,437
Short-term financial investments	18,137,674	20,052,364
Cash	5,537,153	4,013,736
Other current assets	2,969	232,755
LIABILITIES AND EQUITY	**340,974,165**	**322,029,101**
Charter capital	21,558,452	21,558,452
Treasury shares	(176,396)	(30)
Capital surplus	127,270,871	121,335,873
Capital reserve	3,234,156	3,234,156
Targeted funds	-	-
Undistributed profit (uncovered loss)	118,493,914	147,019,130
Long-term loans	17,655,060	5,136,121
Deferred tax liabilities	347,979	438,435
Other long-term liabilities	7,943,655	6,566,632
Short-term loans	-	-
Accounts payable	44,331,672	16,542,410
Payables to members (founders) on income payments	94,122	53,598
Deferred income	220,680	76,804
Provisions for future expenses and payments	-	62,720
Other short-term liabilities	-	4,800

Statement of Income of OAO RAO "UES of Russia", RUB thousand

	As at 1 January 2003	As at 31 December 2003
NET PROFIT FROM THE SALE OF GOODS, PRODUCTS, WORKS, AND SERVICES (LESS VAT, EXCISES, AND OTHER COMPULSORY PAYMENTS)	**52,590,859**	**51,666,752**
Cost of goods, products, works, and services sold	(16,948,049)	(17,270,040)
Selling expenses	(425,661)	(277,253)
Administrative expenses	(2,846,061)	(3,306,535)
GAIN ON SALES	**32,371,088**	**30,812,924**
Interest receivable	444,180	1,102,250
Interest payable	(3,929,424)	(830,908)
Income from participation in other organizations	2,124,062	3,611,449
Other operating income	61,437,987	76,905,609
Other operating expenses	(62,528,349)	(77,001,388)
Non-sale income	17,117,221	1,113,535
Non-sale expenses	(2,341,948)	(3,077,409)
PROFIT BEFORE TAXES	**44,694,817**	**32,636,062**
Deferred tax assets	-	-
Deferred tax liabilities	(347,979)	(90,456)
Current profit tax	(11,518,103)	(7,989,876)
Other similar compulsory payments	(1,788,714)	23,642
Profit tax and other similar compulsory payments	(13,654,796)	(8,056,690)
PROFIT ON ORDINARY ACTIVITIES	**31,040,021**	**24,579,372**
Exceptional income	66,296	44,023
Exceptional expenses	(27,442)	(18,375)
NET PROFIT (UNDISTRIBUTED PROFIT) OF REPORTING PERIOD	**31,078,875**	**24,605,020**

COPY OF THE AUDITOR'S REPORT MADE BY ZAO "KPMG"

Following is the audit opinion of ZAO "KPMG" on the results of their audit of the 2003 statutory financial statements of RAO "UES of Russia" (Company). Said financial statements are not included in this Annual Report. Accordingly, references in the audit opinion to the "Attached Financial Statements" and to the information contained in the "Notes to Financial Statements" refer to the documents not included in this Annual Report. The auditor's report applies only to the 2003 financial statements of OAO RAO "UES of Russia" (Company) and the Notes thereto. Copies of these documents may be obtained in the principal offices of RAO "UES of Russia".

KPMG

Russian Joint Stock Company
"Unified Energy System of Russia"
FOR THE PERIOD OF 1 JANUARY TO 31 DECEMBER 2003

Auditor's report

To the shareholders OAO RAO "UES of Russia"

We have audited the financial statements of Russian Joint Stick Company "Unified Energy System of Russia" (hereinafter the "Company") for the period of 1 January to 31 December 2003 attached to this Auditor's report (hereinafter the "report").

The attached financial statements, comprised of 73 pages, contain the following:

- Balance sheet as at 31 December 2003;
- Income statement for 2003;
- Disclosures to the balance sheet and income statement including:
  - Statement of cash flows for 2003;
  - Statement of changes in equity for 2003;
  - Attachments to the balance sheet;
- Notes to the financial statements.

The Executive Body of the Company is responsible for the preparation and presentation of these financial statements. Our responsibility is to express an opinion based on the results of the audit on the truthfulness of the financial statements, in all material respects, and the compliance of the accounting procedures, in all material respects, with the legislation of the Russian Federation.

The audit was conducted in accordance with:

- Federal Law No. 119-FZ of 7 August, 2001 "On audit activities" (with the amendments and add tions);
- Federal Audit Rules (Standards), endorsed by Decision of the Government of the Russian Federation No. 696 of 23 September, 2002 (subject to the amendments introduced by the RF Government's Resolution No. 405 of 4 July 2003);
- Rules (Standards) for auditing, approved by the Audit Commission under the President of the Russian Federation, in part complying with the abovementioned Rules (Standards);
- Internal KPMG auditing methodology;
- Rules and Standards, adopted by the Audit Chamber of Russia;

KPMG

Russian Joint Stock Company
"Unified Energy System of Russia"
FOR THE PERIOD OF 1 JANUARY TO 31 DECEMBER 2003

Our audit was planned and performed to obtain reasonable assurance that the financial statements of the Company are free of material misstatement. The audit included examinination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Company, assessment of the accounting principles and methods, preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a sufficient basis for our opinion on the truthfulness of the financial statements in all material respects and the compliance of the accounting procedures in all material respects with the legislation of the Russian Federation.

In our opinion, the attached financial statements present truthfully, in all material respects, the financial position of the Company as of 31 December 2003 and the results of its operation for the period of 1 January to 31 December 2003, and the procedures applied for accounting and preparing the financial statements comply in all material respects with the legislation of the Russian Federation.

We draw attention to the information disclosed in section 3.3 of the Notes to the financial statements on the basis of reporting of certain financial investments in subsidiaries and associate companies in the financial statements together with the reasons and basis for the accounting treatment adopted.

31 May 2004

Altukhov Kirill
Deputy Director of ZAO "KPMG",
auditor's qualification certificate for general audit ? 000946, valid till 24 January 2004
(as of 31 May 2004 documents are in Ministry of Finance of Russian Federation for prolongation)

Stamp

Signature Svetlana Chuchalina
In charge of the audit,
auditor's qualification certificate
for general audit №005919, valid indefinitely Signature

Set out below is the auditor's opinion on the statutory accounting reports of OAO RAO "UES of Russia" as at and for the year ended 31 December 2003. The statutory accounting reports to which the auditor's opinion relates have been prepared in accordance with the accounting and reporting regulations of the Russian Federation. Russian accounting and reporting regulations differ in their effect from accounting frameworks in other jurisdictions. Consequently, the accompanying statutory accounting reports are not intended to present the financial position, results of operations and cash flows of OAO RAO "UES of Russia" in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Russian Federation.

INTEREST IN AUTHORIZED CAPITALS AND VOTING SHARES OF JOINT STOCK COMPANIES HELD BY OAO RAO "UES OF RUSSIA" AS AT 31 DECEMBER 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Companies in which RAO "UES of Russia" holds 100% of voting shares		
REGIONAL ENERGOS		
Open joint stock company "Karelenergo"	100.00%	100.00%
Power and electrification open joint stock company "Yantarenergo"	100.00%	100.00%
Power and electrification open joint stock company of the Chuvash Republic "Chuvashenergo"	100.00%	100.00%
Open joint stock company "Karachaevo-Cherkesskenergo"	100.00%	100.00%
Open joint stock company "Nurenergo"	100.00%	100.00%
Power and electrification open joint stock company "Orenburgenergo"	100.00%	100.00%
Power and electrification open joint stock company "Tyumenenergo"	100.00%	100.00%
Power and electrification open joint stock company "Khakasenergo"	100.00%	100.00%
Power and electrification open joint stock company "Taimyrenergo"	100.00%	100.00%
AO-POWER PLANTS		
Subsidiary open joint stock company "Upper Volga HPP Cascade"	100.00%	100.00%
Open joint stock company "Ryazanskaya TPP"	100.00%	100.00%
Open joint stock company "Nizhegorodskaya HPP"	100.00%	100.00%
Open joint stock company "Saratovskaya HPP"	100.00%	100.00%
Open joint stock company "Nevinnomysskaya TPP"	100.00%	100.00%
Open joint stock company "Novocherkasskaya TPP"	100.00%	100.00%
Open joint stock company "Sochinskaya TPP"	100.00%	100.00%
Open joint stock company "Kamskaya HPP"	100.00%	100.00%
Open joint stock company "Permskaya TPP"	100.00%	100.00%
Open joint stock company "Troitskaya TPP"	100.00%	100.00%
Open joint stock company "Berezovskaya TPP-1"	100.00%	100.00%
Open joint stock company "Gusinoozerskaya TPP"	100.00%	100.00%
Open joint stock company "Krasnoyarskaya TPP-2"	100.00%	100.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Open joint stock company "Kharanorskaya TPP"	100.00%	100.00%
ENERGY MANAGEMENT COMPANIES		
Open joint stock company "Northern Energy Management Company"	100.00%	100.00%
Open joint stock company "Middle-Volga Interregional Energy Management Company"	100.00%	100.00%
Open joint stock company "Volga Hydroelectric Cascade Management Company"	100.00%	100.00%
Open joint stock company "Caucasus Energy Management Company"	100.00%	100.00%
Open joint stock company "Urals Energy Management Company"	100.00%	100.00%
Open joint stock company "Far East Energy Management Company"	100.00%	100.00%
AO FOR OPERATIONAL DISPATCH ADMINISTRATION		
Open joint stock company "Central Dispatch Administration of the Unified Energy System of Russia"	100.00%	100.00%
Open joint stock company "System Operator - Central Dispatch Administration of the Unified Energy System"	100.00%	100.00%
INSTITUTES		
Open joint stock company "Volgograd Design and Development Institute for Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open joint stock company "All-Russian Combustion Engineering Research Institute Awarded Two Orders of Red Banner of Labour"	100.00%	100.00%
Open joint stock company "Scientific Information and Commercial Center for Power and Electrification"	100.00%	100.00%
Open joint stock company "Science and Research Institute for Electric Power Engineering"	100.00%	100.00%
Open joint stock company "Science and Research Institute for Economics of Electric Power Industry"	100.00%	100.00%
Open joint stock company "Science and Research Center for High-Voltage Equipment Testing"	100.00%	100.00%
Open joint stock company "Institute of Corporate Governance"	100.00%	100.00%
Open joint stock company "Research Institute for Power Engineering Facilities"	100.00%	100.00%
Open joint stock company "Nizhegorodskselenergoproekt"	100.00%	100.00%
Open joint stock company "Nizhegorodskenergosetproekt Institute"	100.00%	100.00%
Open joint stock company "VNIPIenergoprom Association"	100.00%	100.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Open joint stock company for design of power grids and power engineering facilities "ROSEP"	100.00%	100.00%
Open joint stock company "Dedicated Design Bureau for Combustion Engineering Equipment VTI"	100.00%	100.00%
Open joint stock company "Tulaenergosetproekt Institute"	100.00%	100.00%
Open joint stock company "TsOTenergo"	100.00%	100.00%
Open joint stock company "G.M. Krzhizhanovsky Power Engineering Institute"	100.00%	100.00%
Open joint stock company "UES Engineering Center – Gidroproekt, Lengidroproekt, Teploelektroproekt, ORGRES Firm"	100.00%	100.00%
Open joint stock company "Vedeneyev Research Institute for Hydraulic Engineering"	100.00%	100.00%
Open joint stock company "Zapadselenergoproekt Institute"	100.00%	100.00%
Open joint stock company "NPKenergo Central Research Institute"	100.00%	100.00%
Open joint stock company "Scientific Research Institute for High Voltage DC Transmission of Electricity"	100.00%	100.00%
Open joint stock company "North-Western Power Engineering Center"	100.00%	100.00%
Open joint stock company "Sevzapenergosetproekt Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Volga region open joint stock company for design of power grid and power system consumers "PovolzhSEP Institute"	100.00%	100.00%
Open joint stock company "Volgaenergoproekt-Samara Mid-Volga Power and Electrification Scientific Research, Design and Development Institute"	100.00%	100.00%
Open joint stock company "Yuzhenergosetproekt Research, Design and Development Institute"	100.00%	100.00%
Open joint stock company "South Engineering Center for Electric Power Engineering"	100.00%	100.00%
Open joint stock company "YuzhVTI Science and Research Institute "	100.00%	100.00%
Open joint stock company "Rostovselenergoproekt Institute"	100.00%	100.00%
Open joint stock company "Rostovteploelectroproekt Research, Design and Development Institute"	100.00%	100.00%
Open joint stock company "Uralselenergoproekt Research, Design, Development and Technology Institute"	100.00%	100.00%
Open joint stock company "UralVNIPIenergoprom"	100.00%	100.00%
Open joint stock company "Urals Engineering Center of Electric Power Engineering"	100.00%	100.00%
Open joint stock company "Uralteploelektroproekt of RAO "UES of Russia"	100.00%	100.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Open joint stock company "Urals Institute for Design of Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open joint stock company "Urals Combustion Engineering Research Institute"	100.00%	100.00%
Open joint stock company "Chelyabinsk Institute for Design of Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open joint stock company "Siberian Energy Science and Technology Center"	100.00%	100.00%
Open joint stock company "Bratskgidroproekt Design and Development Institute"	100.00%	100.00%
Open joint stock company "Bratskenergoproekt Design Institute"	100.00%	100.00%
Open joint stock company "Vostoksibselenergoproekt Research, Design, Development and Technology Institute"	100.00%	100.00%
Open joint stock company "East Siberian Energosetproekt Design and Development Institute for Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open joint stock company "Zapsibselenergoproekt West Siberian Design and Development Institute"	100.00%	100.00%
Open joint stock company "Gidroproekt Krasnoyarsk Design and Exploration Institute"	100.00%	100.00%
Open joint stock company "Novosibirskteploelektroproekt Research, Design and Development Institute"	100.00%	100.00%
Open joint stock company "Siberian Combustion Engineering Scientific Research Institute VTI"	100.00%	100.00%
Open joint stock company "Siberian Research Institute of Hydraulic Engineering"	100.00%	100.00%
Open joint stock company "Siberian Research Institute of Power Engineering"	100.00%	100.00%
Open joint stock company "Sibenergosetproekt Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids"	100.00%	100.00%
Open joint stock company "Tomskteploelektroproekt Research, Design and Development Institute	100.00%	100.00%
Open joint stock company "Tomskenergosetproekt Institute"	100.00%	100.00%
Open joint stock company "Dalselenergoproekt Research, Design, Development and Technology Institute"	100.00%	100.00%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company "Dalnie peredachi"	100.00%	100.00%
Open joint stock company "Main Computation Center for Power Industry"	100.00%	100.00%
Open joint stock company "Hotel Energetik"	100.00%	100.00%
Open joint stock company "Moscow Power Engineering Communications Center"	100.00%	100.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Open joint stock company "Energostroisnabkomplekt of UES"	100.00%	100.00%
Open joint stock company "Volgaenergosnabkomplekt"	100.00%	100.00%
Power and electrification open joint stock company "Sevkavgidroenergostroy"	100.00%	100.00%
Open joint stock company "YugORGRES Research and Production Company"	100.00%	100.00%
Open joint stock company "ChirkeiGESstroy"	100.00%	100.00%
Open joint stock company "UralORGRES Enterprise for Adjustment and Improvement of Technology and Operation of Electric Power Plants and Power Grids"	100.00%	100.00%
Open joint stock company "Severovostokstroindustriya"	100.00%	100.00%
Open joint stock company "Bureyagesstroy"	100.00%	100.00%
Closed joint stock company "Law Firm "Yurenergo – Unified Electric Power System"	100.00%	100.00%
Closed joint stock company "Energodental" (subsidiary of RAO "UES of Russia")	100.00%	100.00%
Open joint stock company "Aviaenergo Airlines"	100.00%	100.00%
Open joint stock company "UES Center for Settlement of Accounts Receivable and Payable"	100.00%	100.00%
INSURANCE COMPANIES		
Open joint stock company "Joint Stock Insurance Company "Leader"	100.00%	100.00%

Companies in which RAO "UES of Russia" holds 75%-100% of voting shares

REGIONAL ENERGOS		
Open joint stock company "Kalmenergo"	96.40%	96.40%
AO-POWER PLANTS		
Open joint stock company "Volzhskaya HPP"	83.31%	83.31%
Open joint stock company "Schekinskie PGU"	85.58%	85.58%
Open joint stock company "Kaliningradskaya CHPP-2"	78.32%	78.32%
Open joint stock company "V. I. Lenin Volzhskaya HPP"	84.11%	84.11%
Open joint stock company "Zelenchukskie HPPs"	97.29%	97.29%
Open joint stock company "Zaramagskie HPPs"	88.44%	88.44%
Open joint stock company "P.S. Neporozhny Sayano-Shushenskaya HPP"	78.91%	78.91%
Power and electrification open joint stock company "Production and Power Engineering Company of Kolyma"	80.77%	80.77%
Open joint stock company "Kirishskaya TPP"	95.18%	95.18%
AO MAINTENANCE AND CENTRALIZED ADMINISTRATION OF POWER GRIDS		
Open joint stock company "Federal Grid Company of the Unified Energy System"	94.43%*	94.43%

* 5.57% of the authorized shares of OAO "UES FGC" have not been paid by RAO "UES of Russia" and have been credited to the Issuer's account for subsequent sale to RAO "UES of Russia" in the first half of 2004

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
INSTITUTES		
Open joint stock company "SevzapVNIPIenergoprom"	80.00%	80.00%
Open joint stock company "SibVNIPIenergoprom"	80.00%	80.00%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company "Dalenergostroyindustria"	76.64%	76.64%
Open joint stock company "Tsentr Energetiki"	75.03%	75.03%

Companies in which RAO "UES of Russia" holds 51%-75% of voting shares

REGIONAL ENERGOS		
Power and electrification open joint stock company "Belgorodenergo"	49.00%	65.29%
Power and electrification open joint stock company "Volgogradenergo"	48.99%	61.33%
Power and electrification open joint stock company "Voronezhenergo"	49.01%	65.35%
Power and electrification open joint stock company "Ivenergo"	49.66%	56.55%
Power and electrification open joint stock company "Kurskenergo"	49.00%	59.47%
Nizhny Novgorod power and electrification open joint stock company "Nizhnovenergo"	49.00%	62.30%
Power and electrification open joint stock company "Tambovenergo"	49.00%	56.01%
Open joint stock company "Tver Energy System"	49.00%	65.33%
Yaroslavl power and electrification open joint stock company "Yarenergo"	47.36%	59.81%
Power and electrification open joint stock company "Smolenskenergo"	48.68%	59.26%
Power and electrification open joint stock company "Arkhenergo"	49.00%	59.05%
Power and electrification open joint stock company "Kolenergo"	49.20%	65.52%
Power and electrification open joint stock company "Lenenergo"	49.00%	57.40%
Power and electrification open joint stock company "Novgorodenergo"	49.00%	62.86%
Power and electrification open joint stock company "Marienergo"	64.44%	70.07%
Open joint stock company "Mordovenergo"	53.14%	53.14%
Power and electrification open joint stock company "Penzaenergo"	49.00%	60.21%
Power and electrification open joint stock company "Samaraenergo"	49.00%	56.30%
Power and electrification open joint stock company "Ulyanovskenergo"	49.00%	65.33%
Kabardino-Balkaria power and electrification open joint stock company	65.27%	65.27%
Open joint stock company "Stavropol Power and Electrification Joint Stock Company"	55.13%	71.94%
Open joint stock company "Rostov Power and Electrification Joint Stock Company"	48.43%	62.76%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Power and electrification open joint stock company "Kirovenergo"	48.17%	63.96%
Power and electrification open joint stock company "Permenergo"	49.00%	64.36%
Power and electrification open joint stock company "Sverdlovenergo"	49.00%	65.33%
Power and electrification open joint stock company "Udmurtenergo"	49.00%	55.39%
Power and electrification open joint stock company "Chelyabenergo"	49.00%	58.06%
Altay Kray power and electrification open joint stock company "Altayenergo"	54.66%	72.23%
Open joint stock company "Krasnoyarskenergo"	51.75%	51.75%
Power and electrification open joint stock company "Tomskenergo"	52.03%	59.88%
Power and electrification open joint stock company "Chitaenergo"	49.00%	62.16%
Power and electrification open joint stock company "Amurenergo"	51.60%	51.60%
Open joint stock company "Dalenergo"	48.99%	65.33%
Open joint stock company "Yakutskenergo"	47.93%	56.32%
AO-POWER PLANTS		
Open joint stock company "Konakovskaya TPP"	51.00%	51.00%
Open joint stock company "Kostromskaya TPP"	51.00%	51.00%
Open joint stock company "Cherepetskaya TPP"	55.79%	55.79%
Open joint stock company "Boguchanskaya HPP"	64.23%	68.04%
Open joint stock company "Pechorskaya TPP"	51.00%	51.00%
Open joint-stock company "Severo-Zapadnaya CHPP"	61.43%	61.43%
Open joint stock company "Stavropolskaya TPP"	51.00%	51.00%
Open joint stock company "Sulakenergo"	61.20%	61.20%
Open joint stock company "KubanGRES" (Kuban TPP)	60.53%	60.53%
Open joint stock company " Votkinskaya HPP"	59.84%	74.19%
Open joint stock company "Zeyskaya HPP"	56.39%	56.39%
Closed joint stock company "Luchegorsk Fuel and Energy Complex"	56.33%	56.33%
Open joint stock company "Bureyskaya HPP"	74.09%	74.09%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Power and electrification open joint stock company "Mobile Power Engineering"	49.00%	65.33%
Open joint stock company "Geoterm"	71.61%	71.61%
Closed joint stock company for development of international electric communications "Inter RAO UES"	60.00%	60.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in voting shares
Open-type joint stock company "Stavropolenergonerud"	55.88%	55.88%

Companies in which RAO "UES of Russia" holds 25%-51% of voting shares

REGIONAL ENERGOS		
Power and electrification open joint stock company "Astrakhanenergo"	48.66%	48.66%
Open joint stock company "Vladimirenergo"	49.00%	49.00%
Power and electrification open joint stock company "Vologdaenergo"	49.00%	49.00%
Power and electrification open joint stock company 'Kalugaenergo"	49.00%	49.00%
Power and electrification open joint stock company "Kostromaenergo"	49.00%	49.00%
Power and electrification open joint stock company "Lipetskenergo"	49.00%	49.00%
Power and electrification open joint stock company "Mosenergo"	50.87%	50.87%
Power and electrification open joint stock company "Orelenergo"	49.00%	49.00%
Power and electrification open joint stock company "Ryazanenergo	49.00%	49.00%
Power and electrification open joint stock company "Tulenergo"	49.00%	49.00%
Open joint stock company "Bryanskenergo"	49.00%	49.00%
Open joint stock company "Komienergo Joint Stock Energy Company"	48.99%	49.22%
Power and electrification open joint stock company "Pskovenergo"	49.00%	49.00%
Power and electrification open joint stock company "Saratovenergo"	49.00%	49.00%
Chechen Republic power and electrification open-type joint stock company "Grozenergo"	49.00%	49.00%
Dagestan power and electrification open joint stock company "Dagenergo"	51.00%	51.00%
Power and electrification open joint stock company "Ingushenergo"	49.00%	49.00%
Power and electrification open joint stock company of Kuban ("Kubanenergo")	49.00%	49.00%
Power and electrification open joint stock company "Sevkavkazenergo"	49.00%	49.00%
Power and electrification open joint stock company "Kurganenergo"	49.00%	49.00%
Power and electrification open joint stock company "Buryatenergo"	46.80%	46.80%
Kuzbas power and electrification open joint stock company ("Kuzbasenergo")	49.00%	49.00%
Open joint stock company "Omskenergo Joint Stock Power and Electrification Company"	49.00%	49.00%
Power and electrification open joint stock company "Kamchatskenergo"	49.00%	49.00%
Power and electrification open joint stock company "Magadanenergo"	49.00%	49.00%
Power and electrification open joint stock company "Sakhalinenergo"	49.00%	49.00%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in Voting Shares
Power and electrification open joint stock company "Khabarovskenergo"	48.48%	48.48%
AO-POWER PLANTS		
Open joint stock company "Pskovskaya TPP"	50.00%	50.00%
Open joint stock company "KabbalkHPP"	50.34%	50.34%
Open joint stock company "Experimentalnaya TPP"	41.85%	41.85%
Open joint stock company "Biyskaya CHPP-1"	31.74%	31.74%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company "Energotechkomplekt"	49.00%	49.00%
Open joint stock company "Energostroitel"	49.00%	49.00%
Open joint stock company "Energostroy Construction and Industrial Company"	49.01%	49.01%
Open joint stock company "Central Design Bureau for Modernization and Repair of Power Generating Equipment at Power Plants"	49.00%	49.00%
Open joint stock company "Diagnostics for Hydrotechnical, Electrical and Other Critical Facilities"	49.11%	49.11%
Open joint stock company "Yugenergosnabsbyt Specialized Components and Equipment Supply Administration"	49.02%	49.02%
Open joint stock company "Sibtekhenergo" - Engineering Firm for Adjustment and Improvement of Technology and Operation of Electric Power Equipment of Enterprises and Systems"	48.99%	48.99%
Closed joint stock company "Energougol"	50.00%	50.00%
Joint Venture – closed joint stock company "Pontoel Intergovernmental Dispatch Center for Operational Dispatch and Coordination of Parallel Work of Energy Systems"	40.00%	40.00%
Joint stock company "Research, Production and Housing Association "Detached House Construction and Materials"	25.77%	25.77%
Joint stock company "Unified Energy System GruzRosenergo"	50.00%	50.00%
Closed joint stock company "North East Energy Company"	49.00%	49.00%
Open joint stock company "Domostroitelny Kombinat" ("Integrated House-Building Factory")	37.66%	37.66%
Closed joint-stock company "East-West Energy Agency"	50.00%	50.00%
Open joint stock company "Mikhailovskoe Resort"	35.01%	35.01%
Closed joint stock company "RosUkrEnergo"	35.00%	35.00%
Open joint stock company "Republican Fuel and Energy Company"	25.50%	25.50%
Open joint stock company "Russian Communal Systems"	25.00%	25.00%

Companies in which RAO "UES of Russia" Holds under 25% of Voting Shares

REGIONAL ENERGOS		
Bashkir power and electrification open joint stock company "Bashkirenergo"	21.27%	22.29%
Power and electrification open joint stock company "Novosibirskenergo"	14.17%	16.85%

Interest in Authorized Capitals and Voting Shares of Joint Stock Companies Held by OAO RAO "UES of Russia" as at 31 December 2003

Company name	Interest in capital held by RAO UES	Interest in Voting Shares
AO-POWER PLANTS		
Open joint stock company "Noglikskaya Gas-Fired Power Plant"	9.76%	9.76%
Open joint stock company "Vilyuiskaya HPP-3"	2.30%	2.30%
Open joint stock company "Krasnoyarskaya HPP"	0.12%	0.12%
Open joint stock company "Prometey"	21.92%	21.92%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company "Zarubezhenergostroy"	9.51%	9.51%
Open joint stock company "Sevzapenergotechkomplekt"	21.90%	21.90%
Open joint stock company "National Energy Export – Import Company"	2.30%	2.30%
External economic closed joint stock company for cooperation in energy "ASEN"	2.00%	2.00%
Open joint stock company "Gazenergo"	0.96%	0.96%
Open joint stock company "Energougol"	16.50%	16.50%
Joint stock company "Kostromatrubinvest – Volgorechensky Tube Mill"	0.64%	0.64%
Open joint stock company "Trest Severovostokenergostroy"	8.78%	8.78%
Closed joint stock company "Volgoenergotermoizolyatsiya"	19.00%	19.00%
Open joint stock company "V.I. Kuzminov Stavtelecom"	10.00%	10.00%
Closed joint stock company "Agency for Investment and Development of Fuel and Energy Complex"	5.00%	5.00%
Open joint stock company "Moscow Central Depository"	0.03%	0.04%
BANKING ORGANIZATIONS		
Commercial fuel and energy interregional bank for reconstruction and development "TEMBR-Bank"	1.11%	1.18%
Open joint stock company "Interbank Union – Unified Electric Energy Complex"	2.70%	2.70%
Joint stock commercial bank "Elektrobank" (Open joint stock company)	0.02%	0.02%
"Joint stock commercial investment industry and construction bank for Nizhny Novgorod Region"	0.01%	0.05%
Open joint stock company "Russian Commercial Investment Industry & Construction Bank" (OAO "Promstroybank of Russia")	0.001%	0.001%
Open joint stock company "North-Caucasus Energy Investment Joint Stock Commercial Bank"	2.31%	2.31%
Joint stock commercial investment industry and construction bank "Stavropolye" (open joint stock company)	0.01%	0.01%
Joint stock commercial bank "Moscow Industrial Bank"	0.01%	0.01%
INSURANCE COMPANIES		
Open joint stock company "Energogarant Insurance Joint Stock Company"	0.13%	0.13%

CEOS OF SUBSIDIARIES AND DEPENDENT COMPANIES OF OAO RAO "UES OF RUSSIA"

AO-Management Energy Companies

Far Eastern Energy Management Company (DVUEK)	Myasnik, Viktor Cheslavovich
Caucasus Energy Management Company (Caucasus EUK)	Kaitov, Magomed Kadyevich
Middle-Volga Interregional Energy Management Company (SMUEK)	Avetisyan, Vladimir Evgenyevich
Northern Energy Management Company (Northern EUK)	Sanko, Valentin Mikhaylovich
Urals Energy Management Company (Urals EUK)	Bobrov, Alexey Olegovich
Volga Hydroenergy Cascade Management Company (VoGEK)	Khaziakhmetov, Rasim Magsumovich

AO-POWER PLANTS

TSENTRENERGO		
	Cherepetskaya TPP	Bolshakov, Valery Petrovich
	Konakovskaya TPP	Bushin, Anatoly Vladimirovich
	Kostromskaya TPP	Baldin, Nikolay Nikolaevich
	Nizhegorodskaya HPP	VoGEK
	Ryazanskaya TPP	Morozov, Vladimir Victorovich
	Shchekinskaya PGU	Zhavoronkov, Vladimir Vasilyevich
	Upper Volga HPP Cascade	VoGEK
SEVZAPENERGO		
	Kaliningradskaya CHPP-2	Chubakov, Evgeny Ivanovich
	Kirishskaya TPP	Vaynzikher, Boris Felixovich
	Pechorskaya TPP	Davydkin, Alexander Dmitrievich
	Pskovskaya TPP	Novikov, Petr Mikhaylovich
	Severo-Zapadnaya CHPP ("North-Western CHPP")	Kostyuk, Rostislav Ivanovich
YUZHENERGO		
	Experimentalnaya TPP	Sverdlov, Victor Ivanovich
	Kabbalk HPP	Ryabikin, Alexander Vasilyevich
	Kuban TPP	Lopatkin, Alexander Nikolaevich
	Nevinnomysskaya TPP	Gvozdev, Victor Sergeevich
	Novocherkasskaya TPP	Lukyanov, Vladimir Grigoryevich
	Sochinskaya TPP	Golovko, Vladimir Leonidovich
	Stavropolskaya TPP	Gorkov, Andrey Vladimirovich
	Sulakenergo	Aliev, Nurmagomed Alievich
	Zaramagskie HPPs	Kochiev, Petr Georgievich
	Zelenchukskie HPPs	Saratikyan, Grigor Aslibekovich
VOLGAENERGO		
	Volzhskaya HPP (city of Zhigulevsk)	VoGEK

CEOs of Subsidiaries and Dependent Companies of OAO RAO "UES of Russia"

	Volzhskaya HPP (city of Volzhsky)	VoGEK
	Saratovskaya HPP	VoGEK
URALENERGO		
	Kamskaya HPP	VoGEK
	Permskaya TPP	Bragin, Valentin Borisovich
	Troitskaya TPP	Midler, Petr Borisovich
	Votkinskaya HPP	VoGEK
SIBIRENERGO		
	Berezovskaya TPP-1	Bely, Vasily Vasilyevich
	Boguchanskaya HPP	Kuznetsov, Gennady Nikolaevich
	Gusinoozerskaya TPP	Grechenkov, Nikolay Valeryevich
	Kharanorskaya TPP	Khudyakov, Vladimir Ivanovich
	Krasnoyarskaya TPP-2	Blagodyr, Ivan Valentinovich
	Sayano-Shushenskaya HPP	Toloshinov, Alexander Valentinovich
VOSTOKENERGO		
	Bureyskaya HPP	Gorbenko, Yury Vasilyevich
	Geoterm	DVUEK
	Kolymaenergo	Smolin, Gennady Ivanovich
	LuTEK	DVUEK
	Zeyskaya HPP	Emelyanenko, Boris Maximovich

REGIONAL ENERGOS

TSENTRENERGO		
	Astrakhanenergo	Stolyarov, Mikhail Nikolaevich
	Belgorodenergo	Makarov, Evgeny Fedorovich
	Bryanskenergo	Bibin, Evgeny Alexeevich
	Ivenergo	Smirnov, Vyacheslav Vasilyevich
	Kalugaenergo	Yashanina, Irina Viktorovna
	Kostromaenergo	Northern EUK
	Kurskenergo	Gurin, Dmitry Vasilyevich
	Lipetskenergo	Merzlyakov, Anatoly Kuzmich
	Mosenergo	Evstafyev, Arkady Vyacheslavovich
	Oryolenergo	Pimonov, Yury Pavlovich
	Ryazanenergo	Zhuravlev, Sergey Alexandrovich

CEOs of Subsidiaries and Dependent Companies of OAO RAO "UES of Russia"

	Smolenskenergo	Khvostantsev, Mikhail Arkadyevich
	Tambovenergo	Krapivin, Alexander Vladimirovich
	Tverenergo	Shapoval, Victor Andreevich
	Tulenergo	Kochetkov, Gennady Alexandrovich
	Vladimirenergo	Nuzhonkov, Alexey Efimovich
	Volgogradenergo	Kuznetsov, Maxim Nikolaevich
	Vologdaenergo	Northern EUK
	Voronezhenergo	Nesvetaylov, Vasily Fedorovich
	Yarenergo	Rogotsky, Victor Victorovich
SEVZAPENERGO		
	Arkhenergo	Northern EUK
	Karelenergo	Semenov, Vladimir Nikolaevich
	Kolenergo	Aleko, Alexander Nikolaevich
	Komienergo	Smekalov, Mikhail Anatolyevich
	Lenenergo	Likhachev, Andrey Nikolaevich
	Novgorodenergo	Chistyakov, Vladimir Vladimirovich
	Pskovenergo	Pinkhasik, Veniamin Shmuilovich
	Yantarenergo	Gladkov, Oleg Nikolaevich
YUZHENERGO		
	Dagenergo	Gamzatov, Gamzat Magomedovich
	Ingushenergo	Caucasus EUK
	Kabbalkenergo	Caucasus EUK
	Kalmenergo	SMUEK
	Karachaevo-Cherkesskenergo	Caucasus EUK
	Kubanenergo	Spiridonov, Vitaly Evgenyevich
	Nurenergo	Usamov, Nurdin Danilbekovich
	Rostovenergo	Kushnarev, Fedor Andreevich
	Sevkavkazenergo	Caucasus EUK
	Stavropolenergo	Anfalov Alexander Alexandrovich
VOLGAENERGO		
	Chuvashenergo	Privalov, Vladimir Vitalyevich
	Marienergo	Kotikov, Victor Iosifovich
	Mordovenergo	Laryushkin, Nikolay Ivanovich
	Nizhnovenergo	Sannikov, Alexey Valeryevich

CEOs of Subsidiaries and Dependent Companies of OAO RAO "UES of Russia"

	Penzaenergo	Esyakov, Sergey Yakovlevich
	Samaraenergo	SMUEK
	Saratovenergo	SMUEK
	Ulyanovskenergo	SMUEK
URALENERGO		
	Bashkirenergo	Kurapov, Nikolay Andreevich
	Kirovenergo	Lebedev, Vladimir Albertovich
	Kurganenergo	Urals EUK
	Chelyabenergo	Seredkin, Vyacheslav Pavlovich
	Orenburgenergo	Trofimov, Yury Ivanovich
	Permenergo	Kitashev, Andrey Vladimirovich
	Sverdlovenergo	Rodin, Valery Nikolaevich
	Tyumenenergo	Urals EUK
	Udmurtenergo	Chistyakov, Valery Nikolaevich
SIBIRENERGO		
	Itayenergo	Shabalin, Sergey Alekseevich
	Buryatenergo	Lystsev, Sergey Vladimirovich
	Chitaenergo	Tikhonov, Sergey Borisovich
	Khakasenergo	Salkov, Oleg Ivanovich
	Krasnoyarskenergo	Kuzichev, Mikhail Vasilyevich
	Kuzbassenergo	Mikhaylov, Sergey Nikolaevich
	Novosibirskenergo	Gibert, Korney Korneevich
	Omskenergo	Antropenko, Alexander Vladimirovich
	Tomskenergo	Kozhemyako, Sergey Ivanovich
	Taimyrenergo	Yampolsky, Yury Petrovich
VOSTOKENERGO		
	Amurenergo	Andreenko, Yury Andreevich
	Dalenergo	DVEUK
	Kamchatskenergo	DVEUK
	Khabarovskenergo	Levit, Valery Moiseevich
	Magadanenergo	Stoletny, Grigory Vasilyevich
	Sakhalinenergo	DVEUK
	Yakutskenergo	Ilkovsky, Konstantin Konstantinovich

MAJOR CORPORATE EVENTS IN 2003

16 JANUARY

RAO "UES of Russia" launches a completely new accounting system based on Oracle E-Business Suite ERP applications.

Implementation of the new accounting system at RAO "UES of Russia" will significantly simplify the preparation of the Company's financial statements in accordance with the IFRS. In the next few years, RAO "UES of Russia" intends to expand the use of the ERP-system at the energy companies.

31 JANUARY

The Board of Directors of RAO "UES of Russia" unanimously approves the principles of the dividend policy for the subsidiaries and dependent companies (SDCs) of RAO "UES of Russia".

3 MARCH

RAO Nordic Oy, wholly-owned subsidiary of ZAO "Inter RAO UES", starts selling electricity on the Nordic power exchange, Nord Pool ASA.

The Flood Control Commission starts working at RAO "UES of Russia. The Commission is chaired by the Deputy Chairman of the Company's Management Board Mikhail Abyzov. The Commission is designed to promote preparedness and take measures to counter the spring flood in 2003, ensuring reliable operation of RAO UES entities during the period.

14 MARCH

The 330-kV transmission line interconnection "Vladikavkaz-2 - Grozny-330 - Chiryurt" is put into operation. The launch of this line completes the restoration of the Unified Energy System of Caucasus to the state it was in prior to the start of military operations in the Republic of Chechnya. The restoration of the 330-kV HV line has significantly enhanced the stability of functioning of the Unified Energy System of the North Caucasus and considerably increased power supply reliability in Chechnya and Dagestan.

29 MARCH

President of the Russian Federation Vladimir Putin signs five Federal Laws on the Reform of the Electric Power Industry:

- "On Electric Power Industry";
- "On the Introduction of Amendments and Addenda to the Federal Law "On the State Regulation of Electricity and Heat Tariffs in the Russian Federation";
- "On the Introduction of Amendments and Addenda to Part II of the Civil Code of the Russian Federation";
- "On the Introduction of Amendments and Addenda to the Federal Law "On Natural Monopolies";
- "On Specific Features of Functioning of Electric Power Industry During the Transitional Period".

1 APRIL

On the night from 31 March to 1 April 2003, the operational dispatching functions of the Unified Energy System of Russia were transferred from the regional energos' Regional Dispatch Authorities (RDAs) to the RDAs that are branches of OAO "UES SO-CDA". The transfer was effected within the framework of restructuring of the operational dispatch authority of the UES of Russia.

7 APRIL

President of the Russian Federation Vladimir Putin signs the Federal Law "On Introducing Amendments to the Federal Law "On Energy Saving".

10-11 APRIL

An All-Russian Conference of the energy industry is held in Krasnoyarsk to consider the results of the energy companies' work during the 2002/2003 autumn-winter period, and to determine the Company's primary goals in reforming the industry.

15 APRIL

Parties to the project to establish OAO "Russian Communal Systems" ("RCS") sign a Memorandum on Cooperation in the production and marketing of utilities services in Russia. The document is signed by CEOs of Gazprombank, RAO "UES of Russia", EvrazHolding, Evrofinance Bank, Renova, Interros Group, Kuzbassrazrezugol.

16 APRIL

The Chairman of the Management Board of RAO "UES of Russia" Anatoly Chubais signs an order to launch the pilot project to restructure four regional energos in the central part of Russia: OAO "Kalugaenergo", OAO "Oryolenergo", OAO "Tulenergo", and OAO "Bryanskenergo".

23 MAY

The Board of Directors of RAO "UES of Russia" determines the cash value of the Company's property contributed to the authorized capital of OAO "UES FGC" based on the market value of the property in the amount of RUB2,986.1 million.

The Board of Directors approves the purchase by RAO "UES of Russia" of 6,059,026 ordinary

Major corporate events in 2003

shares in OAO "Station Ekibastuzskaya TPP-2", which makes 50% of the authorized capital of OAO "Station Ekibastuzskaya TPP-2".

29 MAY

The Board of Directors of the Company unanimously approves the Concept of RAO UES Strategy for the years 2003-2008 ("5+5").

30 MAY

RAO "UES of Russia" holds its AGM. The shareholders approve the Annual Report of RAO "UES of Russia" for 2002, the Company's balance sheet and income statement, declare dividends for 2002, approve amendments to the Company's Charter, amendments to the Company's Bylaws (Regulation on the Board of Directors, Regulation on the Shareholder Meeting, Regulation on payment of remuneration to members of the Board of Directors for the performance of their duties and reimbursement of their expenses associated with Board membership. The shareholders approve the appointment of ZAO "KPMG" as independent auditor of RAO "UES of Russia" for 2003 to audit the Company's financial statements according to the Russian Accounting Standards (RAS) and International Financial Reporting Standards (IFRS). The AGM elects members of the Auditing Commission and the Board of Directors of the Company.

19 JUNE

The Russian Government approves an action plan to reform the electric power industry for the years 2003-2005. The plan outlines the measures needed to carry out the industry reform provided by the federal laws on the electricity industry. The plan consists of 50 items, each of which involves the development and adoption of legal regulatory acts of the Russian Government.

26 JUNE

Russia's Prime Minister Mikhail Kasyanov signs Decree of the Government No. 865-r, which approves the action plan to reform the electric power industry for 2003-2005. According to the plan, the transitional phase of the reform is to be completed by 2006. The Decree charges the Ministry of Economic Development and Trade of Russia, together with the Ministry of Energy of Russia, the Ministry of Atomic Energy of Russia, the Ministry of Antimonopoly Policy of Russia, the FEC of Russia, the Ministry of Property of Russia, the Ministry of Finance of Russia, the Ministry of Taxes and Levies of Russia, and active involvement of RAO "UES of Russia" and the Russian Federal Property Fund, to submit progress reports on the electric power industry reform to the Government of the Russian Federation. Such reports must be submitted twice a year, in June and December, until 2006.

28 JUNE

The Board of Directors of RAO "UES of Russia" approves the restructuring plans for OAO "Karelenergo", OAO "Mordovenergo", OAO "Marienergo", OAO "Nizhnovenergo", OAO "Penzaenergo", and OAO "Chuvashenergo".

30 JUNE

The Central Acceptance Committee signs the certificate of commissioning of the first hydroelectric unit at Bureyskaya HPP. The completion of Bureyskaya HPP, which is the largest hydroelectric construction project in Russia over the past 15 years, is an important part of the Government's program for the development of the Far East and Transbaikalia.

1 JULY

RAO "UES of Russia" and Sumitomo Corporation, Japan, sign a Protocol of Cooperation for the construction of the Sakhalin – Japan Energy Bridge. The project involves the construction of a 4,000 MW combined cycle power plant, substations, an overhead DC transmission line, and an underwater cable power line to the islands of Hokkaido and Honshu.

7 JULY

RAO "UES of Russia" publishes the financial statements of RAO "UES of Russia" and the Group of RAO "UES of Russia" for 2002 prepared in accordance with the International Financial Reporting Standards (IFRS).

1 AUGUST

The Board of Directors approves the restructuring plans for OAO "Voronezhenergo", OAO "Vladimirenergo", OAO "Kirovenergo", and OAO "Yarenergo".

The Board of Directors approves the establishment by RAO "UES of Russia" of the

Major corporate events in 2003

subsidiaries: OAO "Saratovskaya HPP" and OAO "Nizhegorodskaya HPP", and OAO "OP Verkhne-Mutnovskaya GeoTPP" (wholly-owned subsidiary).

The Board of Directors decides to rename the Restructuring Committee under the Board of Directors as the "Strategy and Restructuring Committee" under the Board of Directors.

29 AUGUST

The Board of Directors of RAO "UES of Russia" approves the restructuring plans for OAO "Northern Energy Management Company" ("SEUK"), (OAO "Vologdaenergo", OAO "Arkhenergo", OAO "Kostromaenergo"), and OAO "Volgogradenergo", OAO "Tambovenergo", and OAO "Tverenergo".

1 SEPTEMBER

Russia's Prime Minister Mikhail Kasyanov signs Decree 1254-r on the organization of wholesale generation companies (WGCs). The decree provides for the establishment of ten WGCs on the basis of the major power plants of RAO "UES of Russia", including 4 hydro-WGCs and 6 thermal WGCs.

26 SEPTEMBER

The Board of Directors approves the restructuring plans for OAO "Chelyabenergo" and OAO "Smolenskenergo".

7 OCTOBER

RAO "UES of Russia", the Moscow City Government, OAO "Mosenergo", and the REC of Moscow sign an Agreement on Cooperation in the restructuring of the electric power complex of the city of Moscow.

24 OCTOBER

Prime Minister Mikhail Kasyanov signs Resolution No. 643 of the Government of the Russian Federation "On rules of wholesale electricity (capacity) market for the transition period".

1 NOVEMBER

Non-Profit Partnership "Administrator of the Trading System" (ATS) holds the first ever electricity trading session in the "5-15%" competitive market segment. 13 players (6 buyers and 7 sellers) take part in the trading session. The Administrator of the Trading System receives 30 price bids. The overall trading volume is 13 million kWh at an average weighted price of RUB0.264 per kWh, which is 5.3% less than the FOREM price.

12 NOVEMBER

The cross-border transmission line "Ekibastuz - Barnaul" is put into service. This 700-km long 500 kV transmission line is part of the transcontinental power transmission line "Barnaul - Ekibastuz - Kokchetav - Kustanay - Chelyabinsk".

The start-up of the Ekibastuz - Barnaul transmission line enhanced reliability of synchronous operation of the Russian energy system and those of Kazakhstan and the Republics of Central Asia. Besides, it is now possible to transfer the relatively cheap electricity generated by the HPPs located in Siberia to Urals and the Central part of Russia.

14 NOVEMBER

The second generating unit of 800 MW is put into operation at Nizhnevartovskaya TPP in Tyumen Region.

29 NOVEMBER

The second 185-MW hydroelectric generating unit becomes operational at Bureyskaya HPP.

1 DECEMBER

Prime Minister Mikhail Kasyanov signs a decree to approve "The Program for Changing the Level of State-Regulated Prices (Tariffs) in the Electric Power Industry". The Program provides for the establishment of ceiling for the electricity and heat tariffs for the three-year period ending 2006 for each of the constituent entities of the Russian Federation.

5 DECEMBER

The Board of Directors approves the restructuring plan for OAO "Stavropolenergo".

17 DECEMBER

The Investor Protection Association names RAO "UES of Russia" a winner of the Russian Leaders in Corporate Governance-2003 Award in the category of "Best System of Investor Relations".

29 DECEMBER

Prime Minister Mikhail Kasyanov signs a Decree on the establishment of seven Interregional Transmission Companies (ITCs): "Center", "North-West", "Volga", "South", "Urals", "Siberia", and "East." The State will hold an 85% interest in the authorized capitals of the start-up companies.

SECURITIES MARKET

The ordinary shares of RAO "UES of Russia" are included on the Quotation Lists A Level 1 of the Moscow Interbank Currency Exchange (MICEX) and the RTS Stock Exchange (RTS). The Company's preferred shares are included on the Quotation Lists A Level 1 on the MICEX and the Quotation Lists A Level 2 on the RTS. RAO UES shares are also traded on the Stock Exchange "Saint-Petersburg" (SPBEX).

Ticker Codes of RAO UES Shares in Trading Systems

	Ordinary shares	Preferred shares
RTS Stock Exchange (RTS)	EESR	EESRP
Moscow Interbank Currency Exchange (MICEX)	EESR	EESRP
Stock Exchange "St.-Petersburg"	EESRG	EESRPG

Volume of trading in RAO UES shares on Russia's major stock exchanges, USD million

	RTS*	MICEX
Q1 2003	244.28	5,024.83
Q1 2003	549.87	11,066.28
Q3 2003	193.94	10,948.02
Q4 2003	207.37	9,235.76

* - including after-hours trades

RAO UES stock prices (on RTS), US$

— ordinary shares — preferred shares


0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
04.01.2003
14.01.2003
24.01.2003
03.02.2003
13.02.2003
23.02.2003
05.03.2003
15.03.2003
25.03.2003
04.04.2003
14.04.2003
24.04.2003
04.05.2003
14.05.2003
24.05.2003
03.06.2003
13.06.2003
23.06.2003
03.07.2003
13.07.2003
23.07.2003
02.08.2003
12.08.2003
22.08.2003
01.09.2003
11.09.2003
21.09.2003
01.10.2003
11.10.2003
21.10.2003
31.10.2003
10.11.2003
20.11.2003
30.11.2003
10.12.2003
20.12.2003
30.12.2003

*RTS data

Securities Markets

DR prices for shares of OAO RAO "UES of Russia", US$


—ordinary DRs —preferred DRs
40
35
30
25
20
15
10
5
0
02.01.2003
16.01.2003
30.01.2003
13.02.2003
27.02.2003
13.03.2003
27.03.2003
10.04.2003
24.04.2003
08.05.2003
22.05.2003
05.06.2003
19.06.2003
03.07.2003
17.07.2003
31.07.2003
14.08.2003
28.08.2003
11.09.2003
25.09.2003
09.10.2003
23.10.2003
06.11.2003
20.11.2003
04.12.2003
18.12.2003

In 1997 the Company established a Level I American Depositary Receipts (ADR) program for its ordinary shares. The ADRs of RAO "UES of Russia" are traded on the OTC markets in the USA, Great Britain, Germany, and Austria. The ADR program for preferred shares was established in May 2000.

In December 2001, the sponsored ADR programs were transferred from the depositary bank of the Bank of New York to the depositary bank of Deutsche Bank Trust Company Americas. The unsponsored ADR program is still handled by the Bank of New York.

Share of RAO "UES of Russia" stocks in Russian equities trading volume, %


●–OAO RAO"UES of Russia" shares ○–Shares of other issuers
54.86
45.14
MICEX
77.94
22.06
RTS

GLOSSARY

ABBREVIATIONS

ATS	Administrator of Trading System of the Wholesale Electricity Market
CCGT	Combined-cycle gas turbine
CDR FOREM	ZAO "Center for Contracts and Settlements of the Federal (All-Russia) Wholesale Electricity Market", operator of the trading system
CHPP	Combined heat and power plant
DPP	Diesel power plant
FEC	Federal Energy Commission
FGC	Federal Grid Company
FOREM	Federal Wholesale Electricity (Capacity) Market
GeoTPP	Geothermal power plant
GTU (GTPP)	Gas turbine unit (gas-turbine power plant)
HPP	Hydroelectric power plant
HV line	High-voltage line
IDA	Integrated Dispatch Administration
IDC	Interregional Distribution Company
IES	Integrated energy system
ITC	Interregional Transmission Company
NPP	Nuclear power plant
PTL	Power transmission line
RDA	Regional Dispatch Administration
REC	Regional Energy Commission
Regional Energo	Regional power and electrification open joint-stock company
RGC	Regional Generation Company
RNC	Regional Network Company

Glossary

SDCs	Subsidiaries and dependent companies
TC	Transmission Company
TGC	Territorial Generation Company
TPP	Thermal power plant (thermal power plant)
TPP	Thermal power plant
UES CDA	Central Dispatch Administration of the Unified Energy System of Russia
UES of Russia	Unified Energy System of Russia
UES SO-CDA	System Operator - Central Dispatch Administration of the Unified Energy System of Russia
UNPG	Unified National Power Grid
WGC	Wholesale Generation Company
WRS	Wholesale resellers of electricity and heat

MEASUREMENT UNITS

Gcal	Gigacalorie - unit of heat power
Gcal/h	Gigacalorie/hour - unit of measurement of heat energy
Hz	Hertz – unit of frequency of alternating electric current
kV	Kilovolt - a unit of voltage
kVA	Kilovolt-Ampere – total capacity measurement unit
kWh	Kilowatt hour - unit of measurement of electric energy
MPa	Megapascal – pressure measurement unit
MVar	Megavar - electric reactive capacity unit
MW	Megawatt - a unit of measurement of electric power
t/h	Tonnes per hour – unit of measurement of steam output

TERMS

Average supply tariff	Average price at which electricity and heat are supplied to consumers
Backbone transmission lines	Transmission lines with a voltage of 110 kV and more
Budgeting	Management system that includes elements of financial planning, budget formation, and monitoring of their fulfilment
Cross-subsidising	Covering the losses resulting from low tariffs established for one group of consumers (households, consumers funded by federal or local authorities, etc.) at the expense of consumers who pay higher tariffs

Glossary

Cross-subsidising ratio	Ratio of the electricity tariff for households to the electricity tariff for industrial consumers
Deficit energy systems	Energy systems whose own electricity production is not sufficient to meet the consumption in their areas
Electricity and heat tariffs	A system of price rates used to effect payments for electricity and heat
Electricity flows	Transmission of electricity among regions and regional energos
Electricity Suppliers (ES)	Commercial entities of any organizational and legal form that sell electricity and/or heat produced and/or bought by them to consumers in their regions
Energy area	An area where electricity is supplied (sold) to consumers attached to the corresponding power suppliers
Energy enterprises, energy companies	Companies/enterprises that generate electricity and heat
Energy sales	Activities in the sphere of electricity marketing
Generation	Production of electricity
Isolated power plants	Power plants controlled by other (non-energy) ministries and departments which are run separately from regional energos
Parallel operation of UES	Organization of synchronous operation of energy pools
Prescribed frequency of electric current	Indicator of quality of energy systems' operation consisting in maintenance of the frequency of electric current within the range 49.8-50.2 Hz
Subscription fee	Amount of payment for the services to organize the functioning and develop of the Unified Energy System of Russia
Surplus energy systems	Energy systems whose own electricity production exceeds the level of consumption in their area
Unified Energy System of Russia	Economically interrelated technological (technical) business entities sharing the same system of forecasting, planning and co-ordination and the same system of operational dispatching of generation, transmission and distribution of energy of a certain pre-determined quality that are integrated into one operational complex, with a view to ensuring a steady and efficient supply of power to consumers

Contact Information

Russian Power and Electrification Open Joint-Stock Company "UES of Russia" (OAO RAO "UES of Russia")
119526 Moscow,
Prospekt Verdnadskogo, 101, Bldg. 3
Tel. : +7 (095) 710-4001
E-mail: rao@elektra.ru
Website: http://www.rao-ees.ru

Share Capital and Shareholder Relations Department
119526, Moscow, Prospekt
Vernadskogo, 101, Bldg. 3
Tel.: +7 (095) 710-5726,
Fax: +7 (095) 710-4101
E-mail: tomichevich_vd@rao.elektra.ru

Shareholder Rights Protection Department
Tel.: +7 (095) 710-6877,
Fax: +7 (095) 929-1657

Registrar
Moscow Central Depository
107066, Moscow, ul. Olkhovskaya, 22
Tel.: +7 (095) 264-4423,
Fax: +7 (095) 265-4336

Auditors
ZAO "KPMG"
119019, Moscow,
Gogolevsky Boulevard, 11
Tel.: +7 (095) 937-4477,
Fax: +7 (095) 937-4499

Depositary Bank for ADR Program
Deutsche Bank Trust Company Americas
4 Albany Street, New York, USA
Fax: +1 (212) 250-5644
Bank of New York
620 Avenue of the Americas,
New York, 10011
Tel.: +1 (646) 885-3292

RAO «UES OF RUSSIA»

ANNUAL REPORT 2002



SUN IS THE SOURCE OF LIFE ON EARTH

SUN is our orb of day, it is the greatest, self-luminousand central body of our Universe, dominating by the force of gravity, light and heat over all *the worlds of Earth and planets.* *Vladimir Dahl*

ANNUAL REPORT 2002

ANNUAL REPORT OF RAO «UES OF RUSSIA» FOR YEAR 2002



APPENDIXES

	2000	2001	2002
ELECTRICITY GENERATED BY THE HOLDING'S ENTERPRISES, TWh	622.8	626.8	617.4
ELECTRICITY GENERATED BY HPPS, TWh	118.0	125.8	113.1
ELECTRICITY GENERATED BY TPPS, TWh	504.8	501.0	504.3
HEAT GENERATED BY THE HOLDING'S ENTERPRISES, mln Gcal	472.9	479.6	469.8
INSTALLED CAPACITY OF THE HOLDING'S TPPS, GW	121.3	122.0	121.1
INSTALLED CAPACITY OF THE HOLDING'S HPPS, GW	33.8	34.2	34.5
NUMBER OF EMPLOYEES IN THE HOLDING'S ENTERPRISES	671,400	664,796	631,866
NUMBER OF EMPLOYEES IN THE COMPANY'S UNITS	16,529	16,269	13,146
TOTAL LENGTH OF THE HOLDING'S POWER TRANSMISSION LINES, thousand km	2,550.0	2,501.6	2,482.2
TOTAL LENGTH OF THE HOLDING'S BACKBONE TRANSMISSION LINES, thousand km	144.1	144.3	144.9
TOTAL LENGTH OF THE COMPANY'S POWER TRANSMISSION LINES, thousand km	44.1	44.3	44.8 *
COMPANY'S NET REVENUES FROM SALE OF GOODS, PRODUCTS, WORK AND SERVICES, RUB million	22,175	38,614**	52,591
COMPANY'S PROFIT FROM SALES, RUB million	12,869	25,951**	32,371
COMPANY'S EARNINGS BEFORE TAXES, RUB million	10,391	23,614	44,695
COMPANY'S NET (UNDISTRIBUTED) PROFIT, RUB million	6,383	12,777	31,427
DIVIDEND PER ORDINARY SHARE, RUB	0.0200	0.0260	0.0337***
DIVIDEND PER PREFERRED SHARE, RUB	0.0738	0.1185	0.2916***

* Taking into account the Company's power transmission lines contributed to the authorized capital of OAO «UES FGC» in September 2002

** Indicators have been brought in line with the structure of assets in 2002

*** Submitted for approval by the shareholders' meeting



BOARD CHAIRMAN'S STATEMENT

Dear Shareholders !

Last year, the Board of Directors of RAO «UES of Russia» paid special attention to the improvement of corporate governance and streamlining shareholders relations mechanisms developed in the previous years in the context of preparation for the Company's reorganization. This was facilitated, in particular, by an increase in the number of directors representing minority shareholders on the Board of Directors from 2 to 3. For the first time ever, an independent director was elected to serve on the Board of Directors. The Annual General Meeting of shareholders of OAO RAO «UES of Russia» held in June 2002 approved changes to the Charter to reflect the amendments to the Federal Law «On Joint-Stock Companies». At the same time, some minority shareholders urged the Company to increase shareholders' control over activities of the management of the Company's subsidiaries and dependent companies (SDCs).

In July 2002, the Board of Directors of RAO «UES of Russia» established a Working Group comprised of government officials, representatives of minority shareholders and corporate management. The Working Group has developed recommendations for improving the procedure used by the Company's Board of Directors for approval of transactions involving the SDCs' assets and shares, and for taking decisions in respect of transactions connected with disposal or pledge of shares (stakes) in the companies that are SDCs' subsidiaries and dependent companies. These proposals were used as a basis for the document called «Procedure for Cooperation of RAO «UES of Russia» with Companies Whose Shares are Held by RAO «UES of Russia». This document was approved by the Board and became effective on 1 September 2002. In early 2003, the results of practical application of the «Procedure for cooperation» were generalized and used to prepare amendments and additions to the Charter of RAO «UES of Russia». These amendments and additions are submitted by the Board of Directors for shareholders' approval at the AGM. Amendments to the Charter are designed to enhance the corporate culture and transparency of the Company. The Board of Directors also recommends that the corresponding amendments and additions be made to the Charters of the Company's subsidiaries and their dependent companies.

The Board of Directors treated the issues relating to finalizing the corporate strategy for the restructuring period as a key priority. The work on the draft strategy is conducted by the Working Group set up by the Board of Directors. The Working Group consists of representatives of minority shareholders, management, independent experts, and the Alfa-Bank/Merrill Lynch advisory consortium. On the proposal of the Working Group, the Board of Directors took a decision in principle to ban the sale of core assets of RAO «UES of Russia» and its subsidiaries until the Holding Company's restructuring is completed. The Board also approved the criteria for selection of the Holding Company's assets to be included in the List of core assets which may not be divested or pledged, and a list of the Holding Company's assets to be included in said List as a matter of first priority.

The Board of Directors of RAO «UES of Russia» took several decisions aimed at implementation of the Government's electricity sector reform program. Specifically, the Board of Directors approved the sale of the Company's stake in ZAO «CDR FOREM» to Nonprofit Partnership «Administrator of Trading System of the Wholesale Electricity Market of the Unified Energy System» (NP «ATS») and the transfer to NP «ATS» of part of the functions of RAO «UES of Russia» connected with the management and development of the Federal Wholesale Market of Electricity (Capacity) (FOREM). The Board also reviewed issues concerning operations of the Federal Grid Company (FGC) and the System Operator (SO).

The Board of Directors deemed it advisable, in the context of change in the dividend policy principles of RAO «UES of Russia», to use EBITDA (earnings before interest, taxes, depreciation, and amortization) in respect of its SDCs to analyze their financial state. This measure significantly increases transparency of the whole dividend calculation system at the SDCs.

As regards operational control, the Board of Directors approved the measures taken by the Management Board to implement the Government programs for building new generating facilities in some of Russia's regions suffering from energy shortages. These projects include the construction of Kaliningradskaya CHPP-2, Sochinskaya CHPP, and Bureyskaya HPP.

Since its election in June 2002, the Board of Directors of RAO «UES of Russia» has held over 20 meetings, both by direct vote and by absentee vote, and considered over 200 issues.

Summing up the work done by the Board of Directors, we may say that the shareholders relations system established at the Company in the past few years has proved to be efficient and effective both in day-to-day management and in strategic decision-making. I am confident that further development of these mechanisms will be a priority for the Board of Directors of RAO «UES of Russia» and will help enhance the Company's attractiveness to investors and deliver increased returns to shareholders.

Chairman of the Board of Directors
Alexander Voloshin



MANAGEMENT BOARD CHAIRMAN'S STATEMENT

Dear Shareholders !

In 2002, OAO RAO «UES of Russia» marked its 10th anniversary. Throughout the anniversary year, the Company operated stably, without emergency rushes or crises, ensuring electricity and heat supply to consumers.

At the same time, last year was a difficult one from the point of view of changes in the Company's market capitalization. In the middle of the year, when the Russian stock market was rising, stock prices of OAO RAO «UES of Russia» were falling, which was due to the delay in implementation of the electricity sector reform, and to the lack of understanding between the Company's management and minority shareholders. Nevertheless, after Management declared its program intended to balance the interests of all shareholders in the restructuring process (the «7 Steps Program») and the Federal Assembly passed the legislative package for electricity sector reform, the Company's stock prices grew more than twofold. I would like to emphasize that the Management Board views further growth of the Company's market capitalization as a priority.

Looking back on last year, I would like to draw attention to the Holding Company's steady and positive operating and financial performance. In 2002, the regional energy systems were able to collect the full amount of accounts receivable for current energy supplies, and ensured that consumers gradually pay off their accumulated arrears. The collection rate for electricity and heat payments in 2002 made 102% of the amounts charged (the figure includes collection of the previously accumulated debt). The receivables of the Holding Company's entities declined by nearly 15%, whereas the short-term payables decreased by over RUB 26 billion. In 2002, the sales of the enterprises within the Holding Company reached RUB 564.7 billion.

The ratings given to OAO RAO «UES of Russia» by Standard & Poor's: an international corporate credit rating of «B/stable» and a national scale rating of «ruA+», reflect the Company's stable financial position. To fund its current operations, OAO RAO «UES of Russia» placed RUB 3 billion of bonds in 2002, which were assigned the «ruA+» rating by S&P. These high ratings reflect the Company's improved financial position, relatively low debt burden, and high standard of corporate governance.

For the purpose of ensuring transparency of business processes and improving the Holding Company's corporate management system, the Company started installtion of a resource planning and management system based on Oracle's E-Business Suite in RAO «UES of Russia» Headquarters in 2002. This system will subsequently be implemented in the SDCs.

The Holding's enterprises paid RUB 87.1 billion in taxes to the consolidated budget of the Russian Federation in 2002. The Company meets its obligations relating to payments to the federal and local budgets under the debt restructuring program approved in 2001 fully. OAO RAO «UES of Russia» has practically no unsettled debts owed to suppliers and cooperating firms.

The average system frequency in 2002 was 50.00 Hz, with the UES of Russia operating 100% of calendar time at the frequency prescribed by the national standard (GOST). At present, the Management Board is taking measures to enhance the quality standards for our power supply in order to synchronise our energy system with those of Western Europe. Implementation of these plans would increase the reliability and quality of operation of Russia's energy system, helping to address dozens of challenges, such as streamlining the fuel and power balances, and developing competitive environment.

In 2002, we continued to carry out our priority investment projects. The following projects were put into commercial operation: the 2nd generating unit at Zelenchuk HPPs in Karachay-Cherkessia; two generators at Mutnovskaya Geothermal TPP on the Kamchatka peninsula; Aushigerskaya HPP in Kabardino-Balkaria; and the 1st start-up complex at Argunskaya CHPP-4 in the Chechen Republic. In 2003, we plan to commission two generating units at Bureyskaya HPP in Amurskaya Region. This should help solve the problem of electricity shortages experienced in the Far East of Russia for many years. Last year, the Company built over 1,500 km of power transmission lines.

The Management Board of the Company paid special attention to preparations for the autumn/winter peak season of 2002/2003. As a result, all enterprises of the Holding Company were able to fulfil their autumn/winter preparation programs fully and timely and build up fuel inventories meeting or exceeding the targets. For the second consecutive year, the Company has passed the winter peak without failures or regional energy crises. In conditions of abnormally low temperatures in some regions in winter and numerous accidents in the housing sector, the regional energy systems provided material, financial and technical assistance to housing sector entities in liquidating the consequences of these accidents. At the same time, the number of accidents at RAO «UES of Russia» enterprises decreased by 14% compared to 2001, whereas the number of industrial injuries fell by 34%.

The issue of tariffs in the electricity industry remained a serious problem in 2002. This primarily concerns the correlation between the rate of water usage tax introduced in 2002 and the existing tariffs for hydroelectric power plants. After 1 January 2002, the amount of water usage tax levied on many HPPs was greater than their sales revenues. Another problem was the increased revenue and expense imbalance on the Federal Wholesale Market of Electricity (Capacity) (FOREM), which exceeded RUB 14 billion at 1 January 2003. However, in 2002 its increase slowed down for the first time, falling by nearly two thirds. The management of RAO «UES of Russia» views these problems as priorities and is consistently trying to solve them in conjunction with the government authorities.

In 2002, the enterprises of the Holding Company achieved cost saving of RUB 14.5 billion compared to the planned target. Implementation of cost reduction programs is one of the chief advantages the Company may offer in its effort to attract consumers in an environment of increasing competition between companies of RAO «UES of Russia», Concern «Rosenergoatom» and independent generators.

Having sorted out its current problems in the areas of production, financial and business operations, the Company entered a period of major structural changes. I believe that today, as never before, a constructive dialogue is needed among the Company's owners so as to enhance transparency of its operations and develop a coordinated development strategy for the period of reform. The Management of RAO «UES of Russia» will do everything in its power to ensure that the work in that direction is carried out taking into account the opinions of all parties concerned. I am confident that our joint efforts will help us transform the Russian energy sector into a dynamic industry that is attractive to investors.

Chairman of the Management Board
Anatoly Chubais



Picture of the Sun on an Iberian shield, Portugal.

ABOUT THE COMPANY

RAO «UES of Russia» is Russia's largest power holding. Its objective is to ensure a reliable supply of electricity and heat to all industries and households.

The Russian Joint-Stock Power and Electrification Company «UES of Russia» was established by Decree of the President of the Russian Federation No. 923 of 15 August 1992.

RAO «UES of Russia» is the most important part of Russia's electricity industry. Structurally, it is comprised of the Company, the Holding Company, and the Group:

Company – the Parent Company, RAO «UES of Russia», including its branches and representative offices.

Holding Company – the Company together with its subsidiaries and dependent companies (SDCs):

- ☐ power and electrification open joint stock companies - regional energy systems (regional energos)
- ☐ open joint-stock companies – power plants (AO-power plants)
- ☐ OAO «UES SO-CDA»
- ☐ OAO «UES FGC»
- ☐ ZAO «CDR FOREM»
- ☐ ZAO «Inter RAO UES»
- ☐ energy management companies
- ☐ power plants under construction

Group – the Holding Company and all other subsidiaries and dependent companies, including those involved in design, research and development, construction, and ancillary services, as well as organizations engaged in non-core activities.

MAIN AREAS OF RAO «UES OF RUSSIA» BUSINESS ACTIVITIES IN 2002:

- ☐ management of the Unified Energy System of Russia;
- ☐ electricity and heat production, transmission, and distribution;
- ☐ ensuring a comprehensive and balanced development of the UES of Russia, including raising investments, design, construction, and commissioning of power projects, as well as analysis and forecasting of changes in the power supply and demand;
- ☐ operational dispatch management of the technological process of power generation and supply;
- ☐ organization of operation of the UES of Russia, provision of services on the Federal Wholesale Market of Electricity (Capacity) (FOREM);
- ☐ technical control over the condition of power plants and power grid facilities of the UES of Russia;
- ☐ implementation of the Government's program for electricity reform in Russia.

RAO «UES OF RUSSIA» PLAYS A KEY ROLE IN RUSSIA'S ECONOMY:

The Holding Company of RAO «UES of Russia» is among Russia's top three companies in terms of sales. In 2002, the sales revenues of the Holding's enterprises reached RUB 564.7 billion.

The Company is one of Russia's major taxpayers. The Holding Company's enterprises paid RUB 87.1 billion to the consolidated budget of the Russian Federation in 2002.

RAO «UES of Russia» is the largest employer in Russia, with the number of employees working in the Holding Company's enterprises reaching 631.9 thousand people.

RAO «UES OF RUSSIA» PLAYS THE LEADING ROLE IN RUSSIA'S ELECTRICITY INDUSTRY

By the year 2002:

The Holding Company accounts for 72.5% of installed capacity of Russia's power plants


27,5
%
72,5

The Holding Company's enterprises generate 69.4% of the total electricity produced in Russia


30,6
%
69,4

The Holding Company's enterprises generate 32.8% of the total heat produced in Russia


32,8
%
67,2

The Holding Company owns 96.1% of the total length of power transmission lines


3,9
%
96,1

☐ RAO «UES of Russia» Holding Company ☐ other Russian companies

STRUCTURE OF RAO «UES OF RUSSIA»

RAO «UES OF RUSSIA» GROUP

RAO «UES OF RUSSIA» HOLDING

RAO «UES OF RUSSIA» COMPANY

OAO «System Operator - Central Dispatch Administration of the UES of Russia»

- Integrated Dispatch Administrations of Energy Systems

OAO «Federal Grid Company»

- Territorial Isolated Units – Interconnected Power Grids

ZAO «CDR FOREM»

ZAO «Inter RAO UES»

Energy Management Companies

- OAO «Far East Energy Management Company»
- OAO «Caucasus Energy Management Company»
- OAO «Northem Energy Management Company»
- OAO «Middle-Volga Interregional Energy Management Company»
- OAO «Urals Energy Management Company»
- OAO «Volga Hydroenergy Cascade Management Company»

Regional energos and AO-power plants in the Integrated Energy Systems

CENTERENERGO	(20 regional energos, 5 AO-power plants, 2 power plants under construction)
NORTHWEST ENERGO	(8 regional energos, 4 AO-power plants, 1 power plant under construction)
VOLGAENERGO	(8 regional energos and 2 AO-power plants)
URALENERGO	(9 regional energos and 4 AO-power plants)
SOUTH ENERGO	(11 regional energos, 7 AO-power plants, 4 power plants under construction)
SIBERIA ENERGO	(10 regional energos and 4 AO-power plants)
EAST ENERGO	(7 regional energos, 5 AO-power plants, 2 power plants under construction)

Executive management

Affilates, representative offices

- Regional representative offices of OAO RAO «UES of Russia» for management of joint-stock companies
- Regional technical power supervision companies
- Power plants: Nizhegorodskaya HPP; Saratovskaya HPP; Kharanorskaya HPP
- UES power construction complex
- Branches of OAO RAO «UES of Russia» in CIS countries
- Holiday hotels, printing offices, etc

Management companies - research and technology centers

Research and development and project design organizations

Construction and maintenance organizations

Non-core businesses

as at 1 January 2003

MAP OF THE UES OF RUSSIA, EUROPEAN PART



SVETOGORSK HPP-11
SVIRSKIKH HPP CASCADE
CHPP-1,2,3 KOTLAS PPC
NORTHWEST CHPP
LENINGRAD NPP
CHEREPOVETS TPP
BALTIC TPP
KIRISHI TPP-19
EVS 2 CHPP
PVS-1 CHPP
RYBINSK HPP
YAIVA TPP-16
KIROV CHPP-5
PERM TPP
KAMA HPP
PSKOV TPP
UGLICH HPP
KOSTROMA TPP
KALININSKAYA NPP
NIZHNY NOVGOROD HPP
VOTKINSKAYA HPP
LATVIA
KONAKOVSKAYA TPP
ZAGORSK HAPP
CHEBOKSARY HPP
SEROVSKAYA TPP
MOSENERGO TPP-3
SMOLENSK TPP
KAZAN CHPP-3
NIZHNEKAMSK HPP
SHATURA TPP-5
ULYANOV CHPP-2
PAVLOVKA HPP
DOROGOBUZH CHPP
ZAINSK TPP
KASHIRA TPP-4
SMOLENSK CHPP-2
ALEKSINO CHPP
RYAZAN TPP
VAZ CHPP
SMOLENSK NPP
UFA CHPP-2
NOVOMOSKOVSK TPP
CHEREPET TPP
VOLGA HPP
SHEKINO TPP
LOWER STERLITAMAK CHPP
SAMARA CHPP
BELARUS
SARATOV HPP
KUMERTAU CHPP
KURSK NPP
BALAKOVO NPP
NOVOVORONEZHSKY NPP
ORSK CHPP-1
GUBKINSKAYA CHPP
UKRAINE
ZMIYOV TPP
KAZAKHSTAN
VOLGA HPP
LUGANSK TPP
VOLGOGRAD CHPP-3
LITHUANIA
NESVETAY TPP
ZIMLYANSKAYA HPP
KALININGRAD CHPP-2
VOLGODONSK NPP
NOVOCHERKASSK TPP
VOLGODONSK CHPP-2
KALININGRAD TPP-2


PEVEK GTU
CHAUNSK CHPP
FPP (Floating Power Plant) "SEVERNOYE SIYANIYE"
BILIBINO NPP
SHMIDT P. TPP
EGVEKINOT TPP
ANADYR CHPP
BERINGOVSKY TPP (Regional Power Plant)
ARKAGALA TPP
UST-SREDNEKAN HPP
KOLYMA HPP
VILUYUY HPP-3
YAKUTSK TPP
FPP 03
TELMAMSKAYA HPP
NERYUNGRI TPP
ZEYSKAYA HPP
INZHANSKAYA HPP
CHAGOYANSKAYA HPP
KOMSOMOLSKIYE CHPPs
BLAGOVESHENSK CHPP
BUREYA HPP
KHARANORSKAYA TPP
BAYCHIKHINSKAYA TPP
LOWER BUREYA HPP
KHABAROVSK CHPP
PRIMORYE TPP
USSIRIYSK CHPP
ARTEMOVSKAYA CHPP
PARTIZANSK TPP
VLADIVOSTOK CHPP-2
OKHINO CHPP
NOGLIKSKAYA GTPP
SAKHALIN TPP
KAMCHATKA CHPP-2,1
MUTNOVSKAYA GeoTPP
PAUZHET GeoTPP
CHINA
JAPAN
NORTH KOREA


operating
under construction
HPP
CHPP
TPP
NPP
SUBSTATION
1150 kV
750 kV
500 kV
400 kV
330 kV
220 kV
110 kV
± 400 kV
ICC
TRANSMISSION LINES
1150 kV
750 kV
500 kV
400 kV
330 kV
220 kV
110 kV
± 400 kV
Russia
Other countries

MAP OF THE UES OF RUSSIA


NORWAY
BORISOGLEBSK HPP
KAITAKOSKI HPP
SEREBRYANSK HPP-1
KOLSKY NPP
KNYAZHEGUBSKAYA HPP-11
BELOPOROZHSKAYA HPP
KRIVOPOROZHSKAYA HPP
PODUZHEMSKAYA HPP
PUTKINSKAYA HPP
ONDSKAYA HPP
ARKHANGELSK TPP-1
SEVERODVINSK CHPP-1
PECHORSKAYA TPP
FINLAND
SVETOGORSK HPP-11
SVIRSKIKH HPP CASCADE
CHPP-1,2,3 KOTLAS PPC
NORTHWEST CHPP
LENINGRAD NPP
BALTIC TPP
ESTONIA
ESTONIA TPP
CHEREPOVETS TPP
KIRISHI TPP-19
PVS 2 CHPP
PVS 1 CHPP
PSKOV TPP
RYBINSK HPP
UGLICH HPP
KOSTROMA TPP
KALININSKAYA NPP
LATVIA
KONAKOVSKAYA TPP
NIZHNY NOVGOROD HPP
CHEBOKSARY HPP
ZAGORSK HAPP
LITHUANIA
SMOLENSK TPP
MOSENERGO TPP-3
KAZAN CHPP-3
KALININGRAD CHPP-2
DOROGOBUZH CHPP
SHATURA TPP-5
KRUONIO HAPP
KASHIRA TPP-4
KALININGRAD TPP-2
ALEKSINO CHPP
SMOLENSK CHPP-2
RYAZAN TPP
CHEREPET TPP
NOVOMOSKOVSK TPP
SMOLENSK NPP
SHEKINO TPP
BELARUS
KURSK NPP
SARATOV HPP
POLAND
NOVOVORONEZHSKY NPP
GUBKINSKAYA CHPP
UKRAINE
ZMIYOV TPP
LUGANSK TPP
NESVETAY TPP
NOVOCHERKASSK TPP
VOLGA HPP
VOLGOGRAD CHPP-3
ZIMLYANSKAYA HPP
VOLGODONSK NPP
VOLGODONSK CHPP-2
STAVROPOL TPP
KRASNODAR CHPP
KUBAN HPP-4
NEVINNOMYSSK TPP
AUSHIGERSKAYA TPP
CHIRKEYSKAYA HPP
INGURI HPP
EZMINSKAYA HPP
GEORGIA
IRGANAYSKAYA HPP
AZERBAIJAN
KIROV CHPP-5
YAIVA TPP-16
PERM TPP
KAMA HPP
VOTKINSKAYA HPP
ULYANOVSK CHPP-2
ZAINSK TPP
VAZ CHPP
VOLGA HPP
LOWER STERLITAMAK CHPP
SAMARA CHPP
BALAKOVO NPP
KUMERTAU CHPP
IRIKLINSKAYA TPP
ORSK CHPP-1
NIZHNEKAMSK HPP
KARMANOVO TPP
PAVLOVKA HPP
UFA CHPP-2
SEROVSKAYA TPP
NIZHNETURINSK TPP
VERKHNETAGILSK TPP
SREDNEURALSK TPP
REFTINSKY TPP
N. SVERDLOVSK CHPP
BELY YAR NPP
YUZHNOURALSK TPP
TROITSK TPP
KURGAN CHPP
TYUMEN CHPP-2
PCHPP
SURGUT TPP-1
SURGUT TPP-2
NIZHNEVARTOVSK TPP
URENGOY TPP
NORILSK CHPP-3
NORILSK CHPP-2
UST-KHANTAYSKAYA HPP
KUREYSKAYA HPP
OMSK CHPP
NOVOSIBIRSK CHPP-3
BARABINSK CHPP
NOVOSIBIRSK HPP
BARNAUL CHPP-3
PAVLODAR CHPP-1
EKIBASTUZ TPP-1
BIYSK CHPP-1
TOMSK TPP-2
TOMSK CHPPs
NAZAROVO TPP
BOGUCHANY HPP
KRASNOYARSK CHPP-3
BRATSK
KRASNOYARSKAYA TPP-2
KRASNOYARSK HPP
BEREZOVSKAYA TPP
BELOVO TPP
ABAKAN CHPP
TOM-USINSKAYA TPP
MAINA HPP
SAYANO-SHUSHENSK HPP
IRKUTSK HPP
KAZAKHSTAN
MONGOLIA
CHINA

EQUITY STRUCTURE OF RAO «UES OF RUSSIA»

RAO «UES of Russia» is one of the largest joint-stock companies in Russia. The Russian Federation holds a controlling interest in the Company.

As at 31 December 2002, the share capital of OAO RAO «UES of Russia» made RUB 21.558 billion, and was divided into 43,116,903,368 shares of RUB 0.50 par value each, including 41,041,753,984 ordinary and 2,075,149,384 preferred shares.

139,989,946 shares were placed in the first issue in 1993, and 42,976,913,422 shares in the second issue in 1995.

The State owns 22,657,866,385 shares, or 52.55% of shares outstanding.

The Company has 363,286 shareholders.

Major shareholders*

	Stake, %
Ministry of Property Relations of the Russian Federation	52.5498
Non-profit Partnership «National Depository Center» (nominee)	11.5762
ING Depository of «ING Bank (Eurasia) ZAO» (nominee)	10.8547
Closed Joint-Stock Company «Depository Clearing Company» (nominee)	6.7075
Limited Liability Company «Deutsche Bank» (nominee)	6.4350

Shareholdings structure *

Shareholding	Number of shareholders		Number of nominees	
	Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
1 – 10,000	325,336	71,982	17	19
10,001 – 100,000	14,548	12,397	20	20
100,001 – 1,000,000	1,403	225	39	23
1,000,001 – 10,000,000	208	32	22	15
over 10,000,000	26	8	33	5
Total	**341,521**	**84,644**	**131**	**82**

Ownership Structure, %

as at 31 December 2001


4.61
52.55
%
42.84

as at 31 December 2002


4.13
52.55
%
43.32

☐ State ☐ Natural persons ☐ Legal persons and nominees

Number of shares held by the State*

	2000	2001	2002
Ordinary shares			
Federal property - total	22,512,343,161	22,512,343,161	22,512,343,161
out of which:			
RF Ministry of Property Relations	22,116,562,026	22,116,562,026	22,512,329,609
Russian Federal Property Fund	395,767,583	395,767,583	0
Regional Property Funds	13,552	13,552	13,552
Preferred shares			
Federal property - total	145,523,224	145,523,224	145,523,224
out of which:			
RF Ministry of Property Relations	140,711,032	140,711,032	145,523,224
Russian Federal Property Fund	4,812,192	4,812,192	0
Regional Property Funds	0	0	0

* as at 31 December 2002



Picture of the Sun in an ancient temple in Almeria, Spain

BOARD OF DIRECTORS

BOARD OF DIRECTORS ELECTED ON 28 JUNE 2002

Voloshin, Alexander	Head of Administration of the President of the Russian Federation Chairman of the Board of Directors
Kudrin, Alexey	Deputy Chairman of the Russian Government, Minister of Finance of the Russian Federation Deputy Chairman of the Board of Directors
Bierhoff, Rolf	Independent Member of the Board of Directors of OAO RAO «UES of Russia»
Branis, Alexander	Director of the Moscow Representative Office of «Prosperity Capital Management»
Chubais, Anatoly [1]	Chairman of the Management Board of OAO RAO «UES of Russia»
Gref, German	Minister of Economic Development and Trade of the Russian Federation
Herne, David	Manager of Halcyon Advisors Fund
Kazakov, Alexander	Member of the Federation Council of the Federal Assembly of the Russian Federation
Kosarev, Sergey	Deputy Minister of Property Relations of the Russian Federation
Lebedev, Alexander	President and Chairman of the Management Board of «National Reserve Bank»
Melamed, Leonid	First Deputy Chairman of the Management Board of OAO RAO «UES of Russia»
Sakharnov, Yury	First Deputy Chairman of the Federal Energy Commission of the Russian Federation
Yanovsky, Anatoly	Deputy Minister of Fuel and Energy of the Russian Federation
Yuzhanov, Ilya	Minister of Antimonopoly Policy and Entrepreneurship Support of the Russian Federation
Zavadnikov, Valentin	Member of the Federation Council of the Federal Assembly of the Russian Federation

BOARD OF DIRECTORS ELECTED ON 28 APRIL 2001

Voloshin, Alexander	Head of Administration of the President of the Russian Federation Chairman of the Board of Directors
Kudrin, Alexey	Deputy Chairman of the Russian Government, Minister of Finance of the Russian Federation Deputy Chairman of the Board of Directors
Chubais, Anatoly [1]	Chairman of the Management Board of OAO RAO «UES of Russia»
Gref, German	Minister of Economic Development and Trade of the Russian Federation
Herne, David	Portfolio Manager of «Brunswick Capital Management»
Kosarev, Sergey	Deputy Minister of Property Relations of the Russian Federation
Kress, Victor	Governor of Tomsk Region
Kudryaviy, Victor [2]	Deputy Minister of Fuel and Energy of the Russian Federation
Kutovoy, Georgy	Chairman of the Federal Energy Commission of the Russian Federation
Lebedev, Alexander	President and Chairman of the Management Board of «National Reserve Bank»
Melamed, Leonid	First Deputy Chairman of the Management Board of OAO RAO «UES of Russia»
Pozgalev, Vyacheslav	Governor of Vologda Region
Yuzhanov, Ilya	Minister of Antimonopoly Policy and Entrepreneurship Support of the Russian Federation
Zavadnikov, Valentin	Member of the Federation Council of the Federal Assembly of the Russian Federation

[1] equity stake held is 0.00195%.
[2] equity stake held is 0.0038%

Pursuant to Order of the Government of the Russian Federation of 18 April 2002 No. 534-r and Order of the Ministry of Property Relations of 22 April 2002 No. 1015-r:
- the powers of the member of the Board of Directors of RAO «UES of Russia» V.V. Kudryaviy were terminated;
- A. Yanovsky, State Secretary, Deputy Minister of Fuel and Energy of the Russian Federation, was appointed to represent the interests of the Russian Federation on the Board of Directors of RAO «UES of Russia».


GENERAL MEETING OF SHAREHOLDERS OF OAO RAO«UES OF RUSSIA»
BOARD OF DIRECTORS OF OAO RAO «UES OF RUSSIA»
Chairman of the Board of Directors
A. VOLOSHIN
First Deputy Chairman
L. MELAMED
Deputy Chairman
Y. URINSON
Deputy Chairman
A. RAPPOPORT
Deputy Chairman
S. DUBININ
Deputy Chairman, Chief Engineering Officer
V. VORONIN
Deputy Chairman
V. SINYUGIN
Member of the Board
A. ZELINSKIY
Member of the Board
Chief Financial Officer
D. ZHURBA
Member of the Board, Head of Capital Management Department
V. ZUBAKIN
Capital Management Department
Accounting Director
A. MAKSIMETS
Department for Economies of the Holding and SDCs
Economic Planning and Analysis Department
Directorate for Interaction with the International Financial and Economic Organisations
Information Technologies Directorate
Production Logistics Department
Investment Policy Director
I. SHLENSKY
Director for Construction of Generation Capacities
A. KOPSOV
Corporate Management Director
O. OKSUSYAN
HR Department
Investment Policy Department
Capital Construction and Reconstruction Department
Research and Development Department
Technical Re-equipment & Maintenance Department
Corporate Policy Department
Corporate Strategy Department
Department for Electricity Market Development
Center for Regional Energos' Restructuring
Directorate for Promotion of Corporate Strategy
Accounting Department
Tax Accounting Department
Capital Accounting Department
Corporate Finance Department
Financial Control and Forecast Department
Treasury
Exports Department
Telecommunications Directorate
Printing House
4 Health Centers
OAO «UES FGC»
7 IES
Electrosetservice
Foreign Branches
Affiliated «UES Power Service Company»
Non-profit Partnership «ATS»
Open Joint-stock Company «Institute of Corporate Management»
7 Representative Offices for Management of Joint-stock Companies


MANAGEMENT BOARD OF OAO RAO «UES OF RUSSIA»
Chairman of the Management Board
A. CHUBAIS
Deputy Chairman
M. ABYZOV
Deputy Chairman
V. PLATONOV
Member of the Board, Head of Share Capital and Shareholders' Relations Department
A. KOLESNIKOV
Member of the Board
A. TRAPEZNIKOV
Member of the Board
P. SMIRNOV
Member of the Board, Plenipotentiary in the Govermental and Public Institutions
L. GOZMAN
Member of the Board
V. PAULI
Member of the Board
V. RESHETOV
Media Relations Department
Operational Management Director
A. NEGOMEDZYANOV
Share Capital and Shareholders' Relations Department
Energy Sales Department
Operational Management Department
Law Department
Executive Secretary of Arbitration Court
Government and Public Relations Department
Department for General Inspection of Power Grids and Power Plants
Fuel Supplies Department
Department of Power Plants
Department-Secretariat of the Chairman of the Board
Administrative Department
External Relations and Protocol Directorate
Economic Security Department
Financial Audit Department
Special Directorate
Branches - Power Plants
ZAO «CDR FOREM»
ZAO «Yurenergo UES»
OAO «UES SO-CDA»
7 Technical Power Supervision Divisions

MANAGEMENT BOARD

ANATOLY CHUBAIS

Defining the corporate policy and development strategy, overall management of the Company's activities





MIKHAIL ABYZOV

Policy making and implementation in the areas of power generation nd supply, fuel supplies to power plants

VYACHESLAV VORONIN

Policy making and implementation in the areas of technology, overall management of technical re-equipment and maintenance activities

SERGEY DUBININ

Raising investments in the top priority power generation projects

ANDREY RAPPOPORT

Management of investment process, construction, electricity exports, operation of interconnected power grids

VYACHESLAV SINYUGIN

Corporate policy development and implementation, support for restructuring and liberalization of the electricity market

YAKOV URINSON

Coordination of business and production processes within the Company

LEONID GOZMAN

Managing relations with government authorities and public organizations



LEONID MELAMED

Policy making and implementation in the areas of economies, finance, accounting, and HR management



DMITRY ZHURBA

Development and implementation of financial policy

ANATOLY ZELINSKIY

Organization of special projects in financial and budgetary areas

VASILY ZUBAKIN

Organization of capital management, support for reform processes

ALEXANDER KOLESNIKOV

Managing relations with shareholders and potential investors

VICTOR PAULI

Organization of the process of operational management of the UES of Russia

VICTOR RESHETOV

Organization of dispatch management of the UES of Russia

PAVEL SMIRNOV

Organization of legal support of the Company's activities

ANDREY TRAPEZNIKO

Implementati of proactive information policy

The amount of compensation paid to the members of the Management Board of OAO RAO «UES of Russia» for 2002 totalled RUB 78,459,500.

MANAGEMENT SYSTEM

The Company's management is based on a comprehensive system for analysis, planning, and control, covering all aspects of the Company's operations and using uniform corporate standards. Its principal elements are financial management, business planning, property management, human resources and operational management.

FINANCIAL MANAGEMENT AND ORGANIZATION OF FINANCIAL MARKETS OPERATIONS

The financial management policy of RAO «UES of Russia» is geared towards concentration of resources and their sound use to boost efficiency of the Company's key activities.

Financial Management

The current system of financial management used in the Company is designed to address the following issues:

- financial planning - both long-term planning which determines decisions regarding long-term investments in assets in line with the Company's long-term development plans, and short-term planning which covers management of the Company's current assets and liabilities through a system of budgeting and treasury operations;
- preparation of reliable financial information to be presented to shareholders and potential investors;
- financial analysis.

The financial policy of RAO «UES of Russia» is primarily implemented through financial resources management within the budgeting system. The budgeting system is a set of tools used for streamlining the Company's finance and business operations and for financial management of its subsidiaries and dependent companies. It ensures most efficient financial management in accordance with the common development strategy. For the purpose of improving the budgeting process, in 2002 the energy companies of RAO «UES of Russia» Holding Company developed and implemented the «Regulation for Forming Cash Flows and Reports on its Fulfilment by Regional Energos and AO-Power Plants». The Regulation is designed to increase responsiveness of financial management and improve quality of budget planning.

The requirement to increase responsiveness of financial management is due to the need to react promptly to changes in the financial situation at energy companies of the Holding Company. In order to reduce the time needed for managerial decisions, the Company has given up the corporate procedures which required approval of the budgets and the respective adjustments to them by the SDCs' boards of directors. These powers have now been transferred to the executive bodies of energy companies, which raises their responsibility for the decisions taken. The number of control figures has also been reduced to simplify and expedite the process of preparing, approving, and adjusting SDCs' budgets.

The approved «Regulation for Forming Cash Flows and Reports on its Fulfilment by Regional Energos and AO-Power Plants» ensures efficient control and management of cash flows, helps to substantiate managerial decisions taken, to control funds invested in projects and to adequately assess efficiency of the Company's lines of business.

Further development of the budgeting system at RAO «UES of Russia» is aimed at adjusting the financial management technologies through establishment of a common information/analysis database.

Based on the documents developed, a dedicated information portal for Internet-based budgeting is expected to go live in 2003. The approved intracorporate standard will help consolidate the central system of RAO «UES of Russia» and those of its SDCs into a common information network. On this basis, a multilevel support for decision-making using an indicative interface will be implemented in the Holding Company.

Further development of the Company's budgeting system involves:

- standardization of procedures, forms, and timeframes for business planning and budgeting;

Company's loans and debt issues as at 31 December 2002

Creditor bank	Loan currency	Contractual amount of loan, mln	Amount outstanding in loan currency, mln*	Amount outstanding RUB mln at exchange rate of 31.12.02
LOANS				
European Bank for Reconstruction and Development	EUR	100.000	74.600	2,469.991
Savings Bank of the Russian Federation	RUB	24,000.000	9,801.912	9,801.912
Total loans				**12,271.903**
BOND ISSUES				
RAO «UES of Russia» bonds, Series R1 (tranche 2)	RUB	2,017.813	2,017.813	2,017.813
RAO «UES of Russia» bonds, Series R2	RUB	3,000.000	3,000.000	3,000.000
RF Ministry of Finance (IBRD bonds)	USD	29.000	2.755	87.587
Total debt issues				**5,105.400**
Total				**17,377.303**

* less interest on loan

☐ distribution of responsibility for preparation and presentation of information in the course of production, business and financial planning;

☐ identifying key analytical aspects of budgeting for its further integration with management accounting;

☐ establishing a common database on contracts and agreements in place;

☐ using documents in the budgeting process that are essentially the same in form and structure as those used in financial reporting;

☐ consolidation of budgets at the level of cash flows budget of the Holding Company.

Financial Markets Operations

In 2002, the Company's operations on financial markets were carried out in two principal areas: debt financing and management of idle cash.

The borrowing policy of OAO RAO «UES of Russia» was designed to optimize the amounts and structure of borrowings, diversify its debt portfolio and minimize debt servicing expenses.

The overall amount of bank loans received by the Company in 2002 reached RUB 7,899.96 million. Compared to last year, there is a reduction in the volume of borrowings and a decline in the amount of principal outstanding as a result of early repayment of loans.

In 2002, the Company obtained loans at the lowest interest rates possible and was able to reduce the interest rate on the loan made by the Savings Bank of Russia. In 2002, OAO RAO «UES of Russia» continued its proactive cooperation with major Russian banks. As a result, the Company entered into agreements for new credit lines with the Bank of Moscow (credit limit of RUB 1 billion), Alfa-Bank (RUB 1.5 billion), and Mezhprombank (RUB 1.5 billion).

In October 2002, the Company issued RUB 3 billion of bonds, making an important step towards increased diversification of borrowings. This bond issue was declared one of the best issues floated in 2002. Currently, the yield of RAO «UES of Russia» Company bonds is considered one of market benchmarks in corporate debt.

The high creditworthiness of RAO «UES of Russia» has been confirmed by the leading rating agencies. In August 2002, Standard & Poor's rated RAO «UES of Russia» Company at «B/stable» (international credit rating) and ruA+ (national credit rating). The debt issue of OAO RAO «UES of Russia», Series R2, was rated as follows: Standard & Poor's – ruA+, Russian rating agency «Expert RA» – A+, which means that the Company has the capacity to meet its financial commitments in respect of this bond issue timely and fully.

Management of idle cash at OAO RAO «UES of Russia» is conducted on the principles of maximum economic efficiency and minimization of exposures. An ongoing analysis of the financial position of potential counterparty banks and establishment of limits only for financially sound credit institutions ranking among Russia's largest banks, makes it possible to carefully choose counterparties and set limits for different types of investments and instruments.

Throughout 2002, funds were invested at interest rates equal to or exceeding the average market rates. As of year-end, the revenues received by the Company from investment of idle cash totalled RUB 78 million, which is 54.8% more than the corresponding figure for 2001.

BUSINESS PLANNING

Integrated end-to-end business planning is implemented in 200 enterprises of the Holding Company.

Integrated business-planning is designed to streamline the production process, enhance costs control, and improve the quality of planning of final financial results. Currently, business planning is conducted in 200 subsidiaries and dependent companies of RAO «UES of Russia», which includes all regional energos, AO-power plants, and the power plants that are branches of RAO «UES of Russia».

In 2002, formation of business plans at regional energos and AO-power plants was carried out using a new model which employs a reduced number of control data and procedures. For instance, the quarterly coordination of performance reports in respect of business plans has been cancelled. Adjustment of the principal parameters of business plans may be performed once a year. In addition to the general consolidated parameters, the business plan now includes basic characteristics for such areas of regional energos' operations as marketing, production, investments, procurement management, HR management, capital management, and financial management. An important feature of the new model of business plan is that it has a section called «Performance Analysis and Targets». Analysis performed within this section makes it possible to define the main areas of activity for the SDCs' management for the planning period and set achievable goals. One of the accomplishments achieved in 2002 is the introduction of a procedure allowing the Committee for Economic Policy, Tarification and Business Planning of RAO «UES of Russia» to review the results of fulfilment of business plans. In 2002, the Committee examined the results of business plan fulfilment presented by several SDCs. Upon completion of the review, the activities of management bodies were assessed and recommendations for the future were given.

The fulfilment of a business plan is assessed on the basis of return on total assets and an integrated indicator characterising the state of capital assets.

MANAGEMENT SYSTEM

Structure of business plan in 2002

Sections of business plan

- Analysis of business results and goal setting
- Marketing
- Production
- Procurement management
- HR management
- Costs management
- Investments
- Property management
- Financial management (generation, allocation, and use of profit)
- Budgeting

For each section

- Goals are set
- Target figures are defined
- Evaluation criteria are determined

The target return on total assets set for 2002 was 5% for the regional energos and AO-TPPs and 3% for AO-HPPs.

The values of these indicators determine the Company's worth, they are monitored by the shareholders and serve as a basis for awarding bonuses to SDCs' general directors.

Cost Management Programs play an important part in the implementation of business plans of the SDCs of RAO «UES of Russia». These Programs serve as guides for purposeful reduction of costs on main expense items and facilitate the achievement of high final results by the enterprises of the Holding Company.

In 2002, for the purpose of streamlining the cost reduction activities, the «Procedure for the Formation of Cost Management Programs by SDCs of OAO RAO «UES of Russia» was put into effect. The Procedure describes the new version of the Program, makes possible to account for savings resulting from measures taken in the previous years. This enhances the motivation to reduce costs even with the cost-based mechanism of tariff setting by using the provisions of Resolution of the Russian Government No. 226 dated 2 April 2002 «On Price Setting with Respect to Electrical And Heat Power». Pursuant to this document, the regulatory bodies, for two years after companies implement their cost reduction measures, should not exclude the resultant savings from the costs on which the tariffs are set.

The section «Energy Loss Reduction» is now treated as a separate aspect. Upon completing the analysis of the Cost Reduction Programs for core lines of business, the following amendments were made to the approved Procedure: additional items were introduced in the sections covering reduction of fuel costs, cost of raw materials and staples, and repair costs; also, a new section called «Reduction of Generation in the Condensing Mode» was introduced.

The effort undertaken by the joint-stock companies in 2002 to implement their Cost Management Programs resulted in cost reduction of RUB 14.5 billion, which makes 2.8% of their commercial output. On the whole, the SDCs of the Holding Company exceeded the targets by 30%.

Model of the Cost Reduction Program in 2002

Main areas of cost reduction

- Fuel costs
- Raw materials and staples
- Repair costs
- Labour costs
- Costs of non-production services
- Management expenses
- Expenses for maintenance of excess property
- Expenses for maintenance of non-core assets
- Technical and commercial losses of electricity

For each aspect of the Program

- Calculation of the costs of implementing cost reduction measures
- Calculation of targets for cost reduction
- Determination of economic benefits from implementation of cost reduction measures

ASSETS MANAGEMENT

Property management at RAO «UES of Russia» seeks to achieve an efficient assets structure while unconditionally protecting the interests of the Company's shareholders

OAO RAO «UES of Russia» holds stakes in 251 companies. In 2002, the Company also owned trunk transmission lines, substations and facilities for system operation and control over generation and transmission (except for the assets contributed to the authorized capital of OAO «UES FGC» and OAO «UES SO-CDA»), 3 hydroelectric power plants with capacity of 300 MW and above each, 5 thermal power plants with capacity of 1,000 MW and above.

The companies whose shares are held by RAO «UES of Russia» include 73 regional energos and 41 AO-power plants, out of which 9 power plants under construction, 6 energy management companies, 57 research and development institutes, and other infrastructure companies.

The changes in the structure of shareholdings of RAO «UES of Russia» that took place in 2002 were due to the following factors:

- ☐ establishment, pursuant to the resolution of the Board of Directors of OAO RAO «UES of Russia», of the following joint-stock companies: OAO «Federal Grid Company of the Unified Energy System», OAO «System Operator - Central Dispatch Administration of the Unified Energy System», OAO «Urals Energy Management Company», OAO «Sochinskaya CHPP», OAO «Kirishskaya TPP», OAO «Kharanorskaya TPP»;
- ☐ purchase, pursuant to the resolution of the Board of Directors of OAO RAO «UES of Russia», of a stake in OAO «Joint-stock Insurance Company Leader».

Information on the stakes held by OAO RAO «UES of Russia» in joint-stock companies is given in Appendix 3.

OAO RAO «UES of Russia» holds over 51% of voting shares in most of its subsidiaries and dependent companies (taking into account the right to vote at general meetings of shareholders acquired by holders of type «A» preferred shares after the resolution had been taken at the previous meetings based on Y2001 results to pass the dividend on preferred shares).

OAO RAO «UES of Russia» takes part in power construction projects under cost sharing agreements and joint-venture agreements. As of 1 January 2003, contributions of OAO RAO «UES of Russia» amounted to RUB 14,078,643.3 thousand. OAO RAO «UES of Russia» owned the backbone trunk transmission lines and substations of 220 kV and above, which make up the Unified Backbone Grid of the Russian Federation and ensure interchange of electricity among the Integrated Energy Systems in the regions and enhance the static and dynamic stability of the Russian energy system. In 2002, 70% of the power grid assets were assigned to OAO «UES FGC», with the remaining part to be handed over to OAO «UES FGC» over 2003.

The assets used for system operation and control included facilities for technological control over electrical modes, telecommunications equipment, automation equipment and IT systems, almost all of which were transferred to OAO «UES SO-CDA» in 2002. Nizhegorodskaya HPP, Saratovskaya HPP and Kharanorskaya TPP worked as branches of OAO RAO «UES of Russia». The property of 7 power plants (Novosibirskaya HPP, Kirishinskaya TPP, Reftinskaya TPP, Sredne-Uralskaya TPP, Nizhnevartovskaya TPP, Severo-Zapadnaya CHPP, and Verkhnetagilskaya TPP) was leased out to regional energos. In 2003, the property of Kharanorskaya TPP and Kirishskaya TPP will be handed over to the newly established companies, OAO «Kharanorskaya TPP» and OAO «Kirishskaya TPP».

Property structure of OAO RAO «UES of Russia» as at 1 January 2003

Shares	OAO «CDA of UES of Russia»
	OAO «UES SO-CDA»
	OAO «UES FGC»
	Regional power and electrification open joint-stock companies (regional energos) (73)
	AO-power plants (41, including 9 under construction);
	AO-energy management companies (6)
	AO-research & development organizations and project design institutes (57)
	Commercial banks (7)
	Insurance joint-stock companies (2)
	Repair and maintenance, infrastructure, and other companies (62)
Backbone trunk lines	Backbone trunk transmission lines and substations of 220 kV and above that make up the Unified Backbone Grid of the Russian Federation, to the extent not transferred as contribution to the capital of OAO «UES FGC»
Property	5 power plants leased out to regional energos
	3 power plants that are branches of RAO «UES of Russia»
	Technological equipment for system operation and control, communications facilities, automation and IT equipment to the extent not transferred to the authorized capital of OAO «UES SO-CDA»
	Property of Severo-Zapadnaya CHPP leased out
	Principal production facilities of Nizhnevartovskaya TPP leased out

MANAGEMENT SYSTEM

Property management principles

Decisions on matters of property management are intended to maximize the Company's revenues. The major principles of property management formulated by the Board of Directors of RAO «UES of Russia» in 2002 are as follows:

- ☐ retention by RAO «UES of Russia» of its core assets (decision of the Board of Directors of 29 November 2002);
- ☐ restructuring of regional energos' repair and maintenance units at a faster pace than the reorganization of the regional energos themselves (decision of the Board of Directors of 27 September 2002);
- ☐ divestiture of non-core assets by RAO «UES of Russia» Group (decision of the Board of Directors of 6 March 2002).

Decisions regarding transactions in property of OAO RAO «UES of Russia» and its SDCs are taken by such bodies, as the Property Committee of OAO RAO «UES of Russia», the Management Board and the Board of Directors ofOAO RAO «UES of Russia», and SDCs' Boards of Directors. What body is to take a decision on a particular asset will depend on the subject and amount of transaction.

When considering transactions involving property items, the Property Committee of OAO RAO «UES of Russia» seeks to achieve the following:

- ☐ taking sound decisions on the issues of preparation and performance of transactions in property that ensure protection of the Company's interests in accordance with its objectives and priority tasks;
- ☐ ensuring maximum capitalization in the course of performing transactions in property items;
- ☐ coordinating the activities of the Company's units in the course of preparation and performance of transactions in property items.

Transactions in property are conducted on a competitive basis, taking into account the market values determined by independent appraisers accredited by the Valuation Committee of the Board of Directors of OAO RAO «UES of Russia».

In order to ensure observance of shareholders' interests and fair valuation of the Holding Company's assets during the restructuring period, RAO «UES of Russia» is developing a common procedure for evaluation of energy companies' assets. For that purpose, the Board of Directors of OAO RAO «UES of Russia» established its Valuation Committee in April 2002. The Committee is to develop the procedure for determining the market value of assets and businesses of OAO RAO «UES of Russia», its SDCs, the newly established companies, and any other business entities taking part in transactions during the reform period, and to control the performance of evaluation.

To increase efficiency of capital management, OAO RAO «UES of Russia» and its SDCs developed corporate procedures designed to ensure efficiency and transparency of decision-making with respect to property items.

As a result of a competitive tender, RAO «UES of Russia» awarded a contract to Deloitte and Touche Regional Consulting Services Ltd. The latter is to develop the Procedure for Appraisal of Energy Companies' Assets and Business in the Course of Reform. The Procedure being developed by the Consultant will include formalized instructions, algorithms, assumptions, and standard models for calculation using dynamic tables.

Property structure of OAO RAO «UES of Russia», breakdown by stakes held by the Company in joint-stock companies*

RAO UES stake in companies	Companies, by lines of business	Number of companies
100%	Regional energos	9
	AO-power plants	13
	OAO «UES FGC»	1
	OAO «UES CDA»	1
	AO-energy management companies	6
	AO-research & development organizations and project design institutes	55
	AO-construction, repair and maintenance, and others	21
49% – 100%	Regional energos	52
	AO-operational and dispatch management - OAO «UES SO-CDA»	1
	AO-power plants	21
	AO-research & development organizations and project design institutes	2
	AO-construction, repair and maintenance, and others	18
20% – 49%	Regional energos	11
	AO-power plants	7
	AO-construction, repair and maintenance, and others	31
under 20%	Regional energos	1
	AO-construction, repair and maintenance, and others	1
Total		**251**

* as at 1 January 2003

Percentage of voting shares in companies held by OAO RAO «UES of Russia»

RAO UES stake in companies	Number of companies	Percentage of total number of SDCs,%
under 25%	26	10
25% -51%	63	25
51% -75%	41	16
75% -100%	15	6
100%	106	43
Total	**251**	**100**

Core Assets Management

In 2002, a moratorium was declared on the sale of core assets, loan-for-shares schemes, and on granting of options to purchase these assets until a mechanism is developed for fair valuation of assets and procedures for distribution of asset sale proceeds are created.

Within the framework of the moratorium, the Board of Directors of OAO RAO «UES of Russia» prepared and approved the first part of the List of assets which may not be divested until the reorganization process is completed, including the following assets:

- ☐ trunk grid assets owned by OAO «UES FGC»;
- ☐ core assets that are expected to be assigned to the Wholesale Generation Companies (WGCs); this part of the List may be changed pursuant to a corresponding resolution of the Government of the Russian Federation.

The Board of Directors gave its Working Group a task to prepare proposals regarding the second part of the List, including generation and grid assets owned by SDCs of RAO «UES of Russia».

Management of Support (Service) Assets

In September 2002, the Board of Directors of OAO RAO «UES of Russia» took a decision to restructure its mainenance businesses at a rate faster than the reorganization of regional energos and AO-power plants. The basic method of separation to be used at the first stage of restructuring of maintenance units is establishment of wholly-owned subsidiaries of a regional energo or AO-power plant. Depending on the position of minority shareholders of regional energos, divestiture of repair and maintenance entities may be performed at the stage of regional energos' reorganization.

In the course of establishment of regional energos or AO-power plants' wholly-owned subsidiaries engaged in maintenance, contributions to their authorized capitals will be made in the form of assets involved in the respective line of business and to the extent ensuring independence of regional energos and AO-power plants from the maintenance companies being established.

The second stage of restructuring of the maintenance businesses, which is to start in 2003, will see a decrease in the degree of affiliation of the newly established repair companies in relation to the energy companies. The objectives of the second stage are to develop competition in the maintenance business, to ensure income for shareholders of regional energos and AO-power plants, to optimize maintenance expenses, and to protect shareholders' interests.

Management of Non-Core Assets

Steps taken by RAO «UES of Russia» in 2002 with respect to the non-core assets owned by the Holding Company were designed to enhance efficiency of the property structure. Specific decisions were taken upon thorough assessment of their possible consequences for the Company, taking into account the interests of shareholders.

In 2002, the non-core assets owned by the Company and its SDCs consisted of 8,850 entities, out of which 5,100 were in the housing and public utilities sector. The «Guidelines for Divestiture by OAO RAO «UES of Russia» and its Subsidiaries or Dependent Companies of their Non-Core Businesses» developed in 2002 defined the following priorities in dealing with non-core assets:

- ☐ reduction of costs involving maintenance of non-core assets;
- ☐ enhancing efficiency of the principal lines of business through optimization of costs connected with non-core lines of business;
- ☐ optimization of assets structure;
- ☐ concentration of organizational resources on management of the main lines of business.

The chief vehicles for implementation of the Company's policy regarding its non-core assets were the sale of noncore businesses, transfer of the housing and public utility entities and social and leisure facilities owned by RAO «UES of Russia» to municipalities, and organization of commercial management of non-core assets.

CORPORATE GOVERNANCE

The main principles of corporate governance at RAO «UES of Russia» are transparency, accountability, and responsibility.

Corporate Governance Structure

The supreme management body of OAO RAO «UES of Russia» is the general meeting of its shareholders. Shareholders delegate to the Board of Directors the principal powers to manage the Company's operations. The Board of Directors appoints the Management Board to run the Company on a day-to-day basis.

The new Board of Directors, elected by the Company's shareholders at the AGM held on 28 June 2002 consists of 10 Government representatives (Chairman of the Management Board of RAO «UES of Russia» Anatoly Chubais is a representative of the State), 1 representative from the Management, 3 representatives from minority shareholders, and 1 independent director.

The year under review saw continued work of the Reform Committee, which was formed in August 2001 to study the corporate reorganization issues submitted for discussion by the Board of Directors in depth. The Committee comprises representatives of the Government, minority shareholders, the European Bank for Reconstruction and Development, and the Company's management. Virtually all issues relating to the Company's reorganization, before being submitted for review by the Board of Directors of RAO «UES of Russia», are discussed by the Committee, which has the powers to make recommendations to the Board of Directors.

In April 2002, the Board of Directors of RAO «UES of Russia» formed a Committee for corporate assets valuation in the process of reorganization. The Valuation Committee consists of 12 members representing the relevant ministries and agencies, minority shareholders, and the management of RAO «UES of Russia». The Committee is chaired by Sergey Kosarev, member of the Board of Directors of RAO «UES of Russia» and Deputy Minister of Property Relations of the Russian Federation. The Board of Directors gave the newly formed Committee a task to develop the procedure and rules

MANAGEMENT SYSTEM

for assets valuation at RAO «UES of Russia», its subsidiaries and dependent companies in the process of corporate reorganization.

In September 2002, the Board of Directors of RAO «UES of Russia» established a Working Group to finalize the Company's corporate strategy for the reform period. The Working Group includes representatives from the Federal Government and minority shareholders, as well as experts who are managers of well-known Western investment funds that have significant electricity assets under management.

Revised Charter and Bylaws of the Company

At the AGM held on 28 June 2002, the shareholders approved amendments to the Charter of the Company to reflect the revised Federal Law «On Joint-Stock Companies». The revised Charter defines the procedure for increasing the authorized capital more precisely, sets limits on dividend amounts, adjusts the provisions regulating preparation of lists of shareholders entitled to dividends, the dividend payment dates and amounts, and changes the timeframe for events relating to the preparation and conduct of a shareholders' meeting.

At the AGM the shareholders also approved a set of important bylaws regulating the conduct of shareholders' meetings, and activities of the Board of Directors, Management Board, Audit Commission of OAO RAO «UES of Russia». For the first time in the Company's history, the shareholders' meeting approved regulations on payment of compensation to members of the Board of Directors and members of the Audit Commission of OAO RAO «UES of Russia» for the performance of their duties, and reimbursement of expenses incurred by members of the Board of Directors of the Company in the performance of their duties.

Corporate Governance Code

The Company was among the first in Russia to adopt a Corporate Governance Code. This Code incorporates statements of voluntary obligations undertaken by the participants in the Holding Company, including shareholders, members of the Board of Directors and the Management Board of RAO «UES of Russia».

The provisions of corporate governance set forth in the Code serve as an addition to the legislative and bylaw requirements, allowing to achieve an optimal balance of interests through formalization of agreements and arrangements among all corporate stakeholders, including different (from the viewpoint of interests) groups of shareholders, representatives of supervisory agencies and the companies' management bodies.

Special attention is given to the issues of information and financial transparency of RAO «UES of Russia» operations. In addition to publication of information pursuant to the laws in force, the Company has developed a special program for disclosure of additional information. Under the program, the Company prepares quarterly reports on business operations of the Company and the Holding Company, and quarterly financial statements in accordance with the IAS, making them available to shareholders. The Holding Company's management holds regular briefings and conference calls on key issues of RAO «UES of Russia» activities. Such a comprehensive information policy enables shareholders to get a complete picture of the changes that take place in the Company, particularly those connected with its reorganization.

Corporate Governance System at Subsidiaries and Dependent Companies

In 2000-2001, the Company was able to create an efficient system of corporate governance at SDCs. The basic principles of corporate governance are as follows:

- distribution of powers among the management bodies of a joint-stock company in the area of property administration;
- disclosure of information about transactions made by joint-stock companies involving their property;
- control by the SDCs' shareholders and the Board of Directors over the asset management process;
- control by the Board of Directors of OAO RAO «UES of Russia» over the way a joint-stock company's assets are managed.

The year 2002 saw the next stage of the effort to improve SDCs' management systems. It focuses on establishing a governance system for SDCs' subsidiaries and dependent companies, and a system of control over transactions involving SDCs' property and shareholdings (stakes) in SDCs' subsidiaries and dependent companies.

In August 2002, the Board of Directors of OAO RAO «UES of Russia» approved the Procedure for Interaction of RAO «UES of Russia» with Business Companies Whose Shares are Owned by RAO «UES of Russia». This document is designed to increase the Parent Company's control over transactions in SDCs' shares and stakes throughout the reorganization period and ensures closer cooperation between the Parent Company and its SDCs. The Procedure regulates the exercise by RAO «UES of Russia» of its rights in relation to its subsidiaries and dependent companies, enabling officials of RAO «UES of Russia» to effectively influence the decision-making process at shareholders' meetings, and the activities of the SCDs' Boards of Directors and Audit Commissions.

In pursuance of the resolutions of the Board of Directors of OAO RAO «UES of Russia», work is underway to develop amendments and additions to Charters of the SDCs and SDCs' subsidiaries and dependent companies to allow greater control over transactions during the reorganization period.

Dividend Policy

The dividend payment procedures at OAO RAO «UES of Russia» are established by the Federal Laws «On Joint-Stock Companies» and «On Federal Budget», and by the Company's Charter.

The total amount of dividends paid on preferred shares should be at least 10% of the Company's net profit divided by the number of shares which make up 25% of the authorized capital of the Company (Article 5.3 of the Charter). The dividend per preferred share may not be less than the amount of dividend per ordinary share.

The amount of dividend payable on ordinary shares is to be determined taking into account the target set by the Ministry of Property Relations of the Russian Federation regarding the state-owned shareholding, formed on the basis of the plan of revenues from management of state property as stated in the Law «On Federal Budget» for the relevant year.

Based on the documents submitted by the Company's Management Board, the Board of Directors of OAO RAO «UES of Russia» gives recommendations on the amount of dividends and dividend dates. These recommendations are then submitted for approval by the Annual General Meeting.

In 2002, RUB 2 billion will be allocated for payment of dividends, which exceeds the amount paid in 2001 by more than 1.5 times.

The aggregate amount of dividends paid by subsidiaries and dependent joint-stock companies of OAO RAO «UES of Russia» for 2001 amounted to RUB 3,647 million, including RUB 2,112 million in dividends on the shares held by OAO RAO «UES of Russia». On 1 January 2002, the SDCs of OAO RAO «UES of Russia» carried out a revaluation of their fixed assets. Because of this, the total profit is expected to decrease in all SDCs of OAO RAO «UES of Russia» to RUB 7.4 billion in 2002 from RUB 13.4 million in 2001. As a result, given the significant drop in net profit, OAO RAO «UES of Russia» expects to receive RUB 2.9 billion in dividends from its SDCs in 2002, including RUB 1.65 billion in dividends on its shares in OAO RAO «UES of Russia».

In 2002, the dividends on preferred shares in the SDCs of OAO RAO «UES of Russia» in respect of 2001 were calculated with due regard to the rights of preferred shareholders. The fact that dividends on preferred shares were paid in full enabled OAO RAO «UES of Russia» to preserve its percentage of voting shares that could vote at the general meetings of shareholders in subsidiaries and dependent companies of OAO RAO «UES of Russia».

The year 2003 saw changes in the Company's dividend policy. The Board of Directors of the Company approved the new principles of dividend policy of OAO RAO «UES of Russia» with respect to its subsidiaries and dependent companies on 31 January 2003. The dividends paid for 2001 were calculated on the basic of on the net profit and financial position of the SDCs of OAO RAO «UES of Russia».

According to the new principles, the dividend amount will depend on the EBITDA, on the financial position of a SDC of OAO RAO «UES of Russia», and on the incorporation of the planned dividend amount in the tariff. This will make it possible to increase the dividend amount, on the one hand, and to optimize the dividend burden borne by the SDCs of OAO RAO «UES of Russia», on the other hand.

Aggregated amount of dividends paid by SDCs of OAO RAO «UES of Russia», RUB million

Dividends paid in 2000 in respect of 1999	1,117
Dividends paid in 2001 in respect of 2000	2,389
Dividends paid in 2002 in respect of 2001	3,647

Dividends on RAO «UES of Russia» shares in 2000-2002, RUB per share


Ordinary shares
0.035
0.030
0.025
0.020
0.015
0.010
0.005
0
0.020
0.026
0.0337*
2000
2001
2002
Preferred shares
0.3
0.2
0.1
0
0.0738
0.1185
0.2916*
2000
2001
2002

* submitted for approval by the shareholders' meeting

HUMAN RESOURCES MANAGEMENT

Professional development of personnel and staff optimization are key priorities in human resources management at RAO «UES of Russia».

In 2002, the main aspects of work at OAO RAO «UES of Russia» regarding HR management were:

- ☐ improving personnel efficiency by introducing advanced management techniques and streamlining the organizational structure and staffing;
- ☐ optimising the number of employees at energy utilities and management companies;
- ☐ creating and developing human capital reserve;
- ☐ ensuring staff professional and career development;
- ☐ further training of staff, developing and implementing education programs;
- ☐ enhancing employee compensation and incentive system;
- ☐ ensuring social rehabilitation of staff laid off in the process of the Company's reorganization;
- ☐ providing further effort to improve employee life and health protection and prevent industrial injuries.

In 2002, as a result of workforce downsizing the average number of staff employed by the Holding Company decreased by 32.9 thousand people compared to 2001, or 5.0% of the total number of employees, including 20.1 thousand of technical and operational staff (3.3%). Over 2002, the average number of employees in the Company shrank by 3.1 thousand compared to 2001.

Further Training of Personnel

On June 24, 2002, the Management Board of OAO RAO «UES of Russia» approved the Program for reforming the system of professional training and retraining, and improving qualification of personnel of RAO «UES of Russia» Holding Company. This Program seeks to establish an efficient system of professional training for energy companies' personnel and provide various educational and training courses within that system to enhance

MANAGEMENT SYSTEM

professional and managerial skills of the staff. In 2002, the Russian Civil Service Academy under the President of the Russian Federation started a post-graduate program to train research specialists for electricity companies. In 2002, the Company made cooperation agreements with the Ministry of Education and Russia's major universities, such as Academy of National Economy under the Government of the Russian Federation, the State University of Management and some other educational organizations. Work is underway to establish a Corporate Educational and Research Center of the Unified Energy System.

The training system provided training and professional development services to all categories of staff. In 2002, over 42.5 thousand workers received training and more than 231 thousand workers upgraded their professional skills.

Average number of employees of RAO «UES of Russia»



Holding Company
680,000
660,000
640,000
620,000
600,000
580,000
560,000
540,000
671,400
611,882
664,796
615,072
631,866
595,011
2000
2001
2002
Parent Company
18,000
16,000
14,000
12,000
10,000
8,000
6,000
16,529
15,058
16,269
15,182
13,146
12,134
2000
2001
2002
Total employees
Technical staff

Professional and managerial staff who attended training courses in Economics, Finance, and Management in 2001-2002, persons

	2001	2002	2002/2001, %
Total in the Holding Company	9,345	10,154	108.7
Total in the Company	1,005	1,138	113.2

Personnel structure of RAO «UES of Russia», breakdown by categories, %

	2000	2001	2002
Workers	69.8	69.1	68.5
Professional staff	17.1	17.8	17.8
Managerial staff	13.1	13.1	13.7
Total	100.0	100.0	100.0

Creation of Human Capital Reserve and Managerial Teams

Development of human capital capable of implementing reforms in the Company implies promotion of prospective managers and creation of a pool of candidates for managerial positions. To handle this task more effectively and ensure further use of IT in personnel management, RAO «UES of Russia» created a common workforce reserve database.

Since 2001, RAO «UES of Russia» has held competitions for the Best Management Team among the energy companies of the Holding Company. In 2002, the management teams of OAO «Kamskaya HPP», OAO «Kostromskaya TPP», OAO «Management Company «Volga Hydroenergy Cascade», OAO «Pskovenergo», OAO «Udmurtenergo», OAO «Orenburgenergo» and OAO «Tyumenenergo» won the «Best Management Team among the SDCs of OAO RAO «UES of Russia» awards.

Social Policy

For the purpose of improving the Company's employee compensation system, a decision was taken to establish *social partnership within the framework of the Sectoral Rate Agreement* (SRA) in the electricity industry for 2002. On the basis of the Agreement, most companies concluded collective agreements specifying and expanding its provisions. A better social protection for RAO «UES of Russia» personnel is ensured by additional pension plans and voluntary medical insurance.

To alleviate the social consequences of the reform, RAO «UES of Russia» has developed and signed a Supplement to the SRA defining social safety net measures for employees during the restructuring of the electricity holding. This Supplement is an integral part of the SRA covering the procedure for payment and amount of severance paid to terminated employees, and an obligation to provide to employees other kinds of support (non-governmental pension schemes, professional retraining, assistance in employment, and legal advice). The Supplement also regulates the Company's relationships with the industrial trade union and municipal authorities.

Following the approval of the Supplement to the SRA, most SDCs have already developed compensation programs for employees terminated in the process of the

Company's reorganization. In 2002, as part of the Agreement with the Ministry of Education of the Russian Federation, OAO «Kurskenergo» and OAO «Pskovenergo» launched pilot projects to handle the social aspects of the electricity reform. These projects seek to develop and test social innovations designed to ensure jobs for energy companies employees laid off in the reorganization.

OPERATIONAL MANAGEMENT

Enhancement of the operational management system undertaken in 2002 ensured successful work of the Holding Company's enterprises during the autumn/winter period

Operational management of RAO «UES of Russia» is handled by its executive staff and covers the following aspects: overall management of the SDCs' activities, management of the energy companies supplying electricity to the problem areas of the Russian Federation, situation management in dealing with certain issues of energy-companies' work.

One of the instruments of operational management is the establishment and work of committees and external systems comprising representatives of different entities of the Holding Company, which makes it possible to coordinate the activities of the whole of the Company (Anti-crisis Ad-hoc Committee of RAO «UES of Russia», Operational Commission of RAO «UES of Russia», a system of project-specific meetings, including conference calls).

In 2002, the work of the Anti-crisis Ad-hoc Committee of RAO «UES of Russia» was concerned with the issues of fuel supply, maintenance campaign and funding required for going through the autumn/winter period. This work made it possible to prevent emergencies at energy companies supplying electricity to the regions which face unfavourable social and economic situations and danger of natural disasters (first of all, the energy companies in the Far East of Russia).

Quarterly production and financial programs (PFPs) were used as one of the major instruments of operational management of energy companies' activities in 2002. These programs include power and fuel balances, fuel and finance balances, and budget highlights. The production and financial programs of energy companies have been used to prepare daily schedules of fuel supply. An improved quality of PFPs and a better control over their realization had a positive influence on the energy companies' production and financial results and enabled some of them to terminate crisis management. The operational management of energy companies in 2002 was handled by the executive staff of RAO «UES of Russia» together with the energy management companies.

In 2002, the Operational Commission of RAO «UES of Russia» worked efficiently. The Commission's primary task is to regulate and control the production and business operations of energy companies.

The overall result of operational management in 2002 was stable operation of the energy companies of RAO «UES of Russia» in the main lines of business and complete readiness of the Holding Company's enterprises for the autumn/winter periods of 2001/2002 and 2002/2003. Such readiness was achieved through the efficient monitoring of fuel availability and maintenance campaign, timely payments for energy and fuel, and reliability of energy equipment operation.

RAO «UES of Russia» ensured the prescribed fuel inventories by 1 October 2002 and completion of energy companies' preparations for the autumn/winter period of 2002/2003. This resulted in stable operation of energy companies during the autumn/winter of 2002/2003. Almost all regional energos supplying electricity to the problem areas of the Far East of Russia were able to collect 100% of consumer payments for the energy supplied. All energy companies of RAO «UES of Russia» obtained readiness passports for the autumn/winter period despite more stringent requirements imposed by special inspections.

The outages in electricity and heat supply to consumers that occurred in some areas of Russia were primarily due to poor condition and bad preparation of equipment at municipal boiler plants, as well as bad conditions of heat and electricity distribution networks in the housing sector.

In view of this situation, one of the major tasks of operational management at RAO «UES of Russia» was to coordinate the activities of the Holding Company's enterprises with the entities of the housing and public utilities sector. RAO «UES of Russia» concluded an «Agreement on Cooperation and Distribution of Powers between RAO «UES of Russia» and the Russian State Construction Committee» dated 13 February 2003 and will implement measures envisaged by the «Program of Joint Actions of the Russian State Construction Committee and RAO «UES of Russia» for energy companies' preparation for and passing through the forthcoming 2003/2004 autumn/winter period».



Picture of the Sun made by ancient Slavs, Old Russia

REFORMING THE COMPANY

The primary objectives of electricity industry restructuring are enhancing the efficiency of the energy sector enterprises and creating conditions for the industry's development on the basis of private investments.

The key goals of the reform are:

- ☐ to divide the sector into natural monopolies (electricity transmission & distribution, system operator) and competitive businesses (electricity generation, sales);
- ☐ to implement an efficient system of market relations in competitive businesses;
- ☐ to provide fair access to services rendered by natural monopolies;
- ☐ to achieve effective and fair government control of natural monopolies, which will build incentives for cost saving, and make natural monopolies attractive for investors.

Within the framework of the government policy to reform the natural monopolies, effort was continued in 2002 to restructure the electricity industry as a whole, including RAO «UES of Russia». Last year, key political decisions were taken and the first significant steps were made in that direction. During the year, the key aspects of the industry reform were discussed with the interested parties in order to work out a way to reorganize RAO «UES of Russia», determine the industry's structure and mechanisms of its work after the reform.

The major events related to industry reform in 2002 were:

- ☐ passing of the legislative package on the electricity industry reform by the State Duma;
- ☐ performance of simulation electricity trading by NP «ATS» together with OAO «UES SO-CDA»;
- ☐ establishment of the sector's infrastructure organizations, the Federal Grid Company and the System Operator;
- ☐ formulation of RAO «UES of Russia» Restructuring Strategy;
- ☐ completion of the preparatory stage of RAO «UES of Russia» restructuring;
- ☐ development and approval of the basic plan for regional energos' restructuring;
- ☐ preparation for implementation of pilot projects to restructure regional energos;
- ☐ realisation of the first stages of reforming the research and development businesses of RAO «UES of Russia», and support (service) lines of business.

Legal Framework

The package of electricity reform laws that went into force in April 2003 includes the following Federal laws:

- ☐ «On Electric Power Industry»;
- ☐ «On Peculiarities of Operation of Electricity Industry During the Transition Period and on Making Amendments to Some Legal Acts of the Russian Federation and Declaring Some Legal Acts of the Russian Federation Invalid in Connection with Approval of the Federal Law «On Electric Power Industry»;
- ☐ «On the Introduction of Amendments and Addenda to the Federal Law «On State Regulation of Electricity and Heat Tariffs»;
- ☐ «On the Introduction of Amendments and Addenda to the Federal Law «On Natural Monopolies»;
- ☐ «On the Introduction of Amendments and Addenda to Part 2 of the Civil Code of the Russian Federation»;
- ☐ «On the Introduction of Amendments to the Federal Law «On Energy Saving».

These laws establish:

- ☐ guarantees of reliable electricity supply to consumers and safeguarding of shareholders' rights and interests of the State;
- ☐ procedures for the creation of a fully-fledged electricity market with free pricing;
- ☐ procedure for the formation of a new industry structure, i.e. establishment of the market infrastructure and participants;
- ☐ system for government regulation of the electricity market;
- ☐ separation of competitive businesses (generation and sales) from natural monopolies (transmission, distribution and system operation).

Creation of Wholesale Electricity Market Infrastructure

Pursuant to the Resolution of the Russian Government of 11 July 2001, OAO «UES FGC» (Federal Grid Company engaged in the management of the Unified National (All-Russian) Power Grid) and OAO «UES SO-CDA» (System Operator engaged in operational and dispatch control of Russia's Power Grid) were established as wholly-owned subsidiaries of RAO «UES of Russia». The authorized capital of OAO «UES FGC» is RUB 127 billion.

The backbone transmission lines and network equipment required for their operation (currently owned by RAO «UES of Russia») are to be transferred to OAO «UES FGC». The regional energos' trunk grids that belong, pursuant to Resolution of the Russian Government No. 881 of 21 December 2001, to the Unified National (All-Russian) Power Grid, are also to be transferred to the FGC.

The authorized capital of OAO «UES SO-CDA» is RUB 992.8 million. The Central Dispatch Administration of the UES, the Integrated Dispatch Administrations (IDAs), and the Regional Dispatch Administrations (RDAs) currently owned by regional energos, are to be assigned to OAO «UES SO-CDA». On 21 July 2002, the operational and dispatch management of the UES of Russia was transferred to OAO «UES SO-CDA».

In September 2002, Non-profit Partnership «Administrator of Trading System» (NP «ATS») launched electricity trading in simulation mode. The simulation trading is intended to make adjustments to the procedures for interaction of the market infrastructure organizations, the Administrator of Trading System and the System Operator between themselves, and their relationships with market players, i.e. electricity sellers and buyers. The rules for the wholesale market of the transitional period are being checked and adjusted, while future participants of the wholesale market are learning to work in the new market environment, getting familiar with behaviour patterns, and training their personnel. As of 31 December 2002, 130 sellers and buyers, many of which currently do not participate in the FOREM, applied to take part in the simulation trading.

Development of Plans for Restructuring of Regional Energos

In order to streamline the preparation of plans for the restructuring of subsidiaries and dependent companies of RAO «UES of Russia», ensure predictability and transparency of the reform process, a basic plan for regional energos' reorganization was developed and approved by the Company's Board of Directors on 6 March 2002, with amendments dated 3 April 2002. In furtherance of the Board decisions, RAO «UES of Russia» issued an order directing regional energos to develop restructuring plans in accordance with the basic plan.

According to the basic plan, the restructuring of regional energos is to be implemented using the principle of pro-rata distribution of shares in the newly established companies among regional energos' shareholders. In the course of restructuring of a regional energo, a power generation company (one or more), a grid company, a distribution company and a service company are to be established on its basis. During the transition period, performance of the functions of one-man executive body (general director) of the entities formed on the basis of regional energos is to be transferred to management companies. The second stage of the reform will involve *interregional consolidation of the companies established* through restructuring of regional energos, which will help to create companies that are more stable and attractive to investors.

In 2002, all regional energos prepared their restructuring plans for consideration by the collective management bodies of OAO RAO «UES of Russia», the Russian Government's Committee for restructuring of the power industry and the Working Group attached to it.

The results of the review were as follows:

- the Project Committee of OAO RAO «UES of Russia» approved 45 plans;
- the Management Board of OAO RAO «UES of Russia» approved 42 plans;
- the Reform Committee of the Board of Directors of OAO RAO «UES of Russia» approved 20 plans;
- the Working Group of the Committee of the Russian Government approved 35 plans;
- the Board of Directors of OAO RAO «UES of Russia» approved 11 plans covering 14 regional energos.

A decision on the approval of each restructuring plan was taken after analyzing the target structure and mechanism for the plan's implementation, the separation balance sheet, forecast of the tariff and budget (tax) consequences, and reconciliation of the plan with the regional authorities, minority shareholders, major consumers, and creditors of the regional energos. In 2002, 32 agreements were signed with regional administrations of the Russian Federation on restructuring of the respective regions' energy systems, including Astrakhan Region, Vladimir Region, Ivanovo Region, Tver Region, Novgorod Region, Pskov Region, Nizhny Novgorod Region, Chelyabinsk Region, Omsk Region, Amurskaya Region, the republics of Karelia, Komi, Udmurtia, Buryatia, and Khabarovsk Kray.

The delay in review of the restructuring plans by the Board of Directors was primarily due to the fact that the State Duma of the Russian Federation had been postponing the consideration of the electricity reform package for a long time, which led to an uncertainty about the industry's restructuring. The restructuring plans for regional energos will be further considered in 2003.

Preparation of RAO «UES of Russia» Restructuring Strategy

The Company's management prepared the Restructuring Strategy of RAO «UES of Russia» to be reviewed by the Board of Directors. The preparation of the Strategy involved the participation of the consortium of investment advisers, OAO «Alfa-Bank» and Merrill Lynch, in close cooperation with the Company's shareholders within the Working Group established by the Board of Directors of OAO RAO «UES of Russia» for that purpose.

In the course of work on the Restructuring Strategy, regular consultations were held with the minority shareholders. The draft Restructuring Strategy of RAO «UES of Russia» is planned to be considered by the Board of Directors in H1 2003.

Preparation for Implementation of Pilot Projects to Restructure Regional Energos

Passing of the legislative package on the electricity industry reform by the State Duma and approving of pilot projects for restructuring of regional energos by the Electric Industry Reform Committee of the Russian Government demonstrate that the legislative and executive authorities of the country are prepared for implementation of the industry's reform. *The joint plan for restructuring of four regional energos,* OAO «Tulaenergo», OAO «Kalugaenergo», OAO «Orelenergo» and OAO «Bryanskenergo» was chosen as a pilot project. The project involves reorganization of all four regional energos in accordance with the basic restructuring plan followed by establishment of companies by lines of *business: a generating company, a grid company,* a distribution company and a service company, comprising the respective units of the companies in these four regions.

According to the decisions taken by the Russian Government and the collective management bodies of RAO «UES of Russia», the pilot projects to restructure regional energos are to be launched in 2003.

Basic plan for restructuring of Regional Energos


REGIONAL ENERGOS
lines of business
Generation
Services
Grid
Distribution
restructuring
MANAGEMENT COMPANY
GENERATION
SERVICES
GRID
DISTRIBUTION
management functions

Start of Restructuring in the Research and Development Complex of RAO «UES of Russia»

In 2002, pursuant to the resolutions of the Board of Directors and Management Board of OAO RAO «UES of Russia», 5 regional research and technology centers (RTCs) were established: Povolzhskaya Power Engineering Company, Southern Power Engineering Center, Urals Power Engineering Center, Siberian Power Research and Technology Center, and North-West Power Engineering Center. OAO «UES Engineering Center», an institution established in 2001, also operated successfully. Five Research and Development Institutes were transferred to OAO «UES FGC» for management. Work has been started to prepare several large and self-dependent Research and Development Organisations (ENIN, VTI, NIIES, VNIIG) for restructuring on the basis of individual plans.

The principal advantages of RTCs are: a comprehensive and versatile approach, the ability to deliver large projects on a turnkey basis, high efficiency of work.

Corporate management at each RTC is carried out under contracts by a management company, which, as a rule, is established on the basis of a transformed research and development organization. Such corporate management system is a transitional stage before consolidation of the R&D organizations. 2003-2004 will see efforts to merge AO-research institutes with the RTCs (management companies) in order to establish competitive companies delivering comprehensive engineering services and maintaining market leadership in Russia and abroad.

In the context of restructuring of RAO «UES of Russia» accompanied by the establishment of independent companies and the creation of a competitive market for electricity, and the amendments made to the Tax Code of the Russian Federation, it became necessary to increase cost efficiency of research and development work at regional energos and AO-power plants, which requires to reform respectively the mechanisms supporting this work. For that purpose, in accordance with the resolutions of the Board of Directors and Management Board of OAO RAO «UES of Russia», work to establish a finance and information intermediary (R&D Broker) – Non-profit Partnership «Innovations in Electricity Industry» (NP INVEL) – has been underway since November 2002. The Partnership members are OAO RAO «UES of Russia», OAO «UES SO-CDA», OAO «UES FGC», regional energos, AO-power plants, management companies, power engineering companies, and other market players. The legal procedures to establish NP INVEL are expected to be completed in 2003, followed by work to organize its business activities.

Decision to Restructure the Repair and Maintenance Line of Business

The decision of the Board of Directors of OAO RAO «UES of Russia» of 27 September 2002 states that the maintenance businesses are to be restructured at a pace faster than the reorganization of regional energos.

The following goals were set for the restructuring of the maintanance line of business:

- enhancing efficiency of the energy companies' principal lines of business through more efficient utilization of funds allocated for maintanance and technical re-equipment;
- development of a competitive market environment in the maintenance and re-equipment business;
- observance of interests of shareholders in RAO «UES of Russia» and regional energos in the course of restructuring of the maintenance line of business.

At the first stage of reorganization of maintenance businesses (Q1-3 2003), the power maintenance entities will be divested through establishment of wholly-owned subsidiaries of regional energos or AO-power plants or through spin-off in the course of regional energos' restructuring. At the second stage, the degree of affiliation of the newly established maintenance companies to the energy companies will be reduced through sale of regional energos' and AO-power plants' stakes in the maintenance companies and interregional integration of the newly established maintenance subsidiaries.



Sun on an ancient Celts' sacred stone, Scotland

GENERATION

RAO «UES of Russia» is a key electricity producer in Russia. Enterprises making up the Holding Company account for a third of the total heat generation in Russia.

ELECTRICITY GENERATION

As at the beginning of 2003, the installed capacity of power plants of the RAO «UES of Russia» Holding Company amounted to 155.6 thousand MW. Minor capacity reduction compared to the previous year was due to the dismantling of obsolete or worn equipment.

In 2002, the power plants of the Holding Company generated 617.4 TWh, out of which 504.3 TWh were generated by TPPs, and 113.1 TWh by HPPs. In 2002 the Holding Company accounted for 69.4% of the total electricity generation in Russia.

The efforts made to improve the electricity generation structure made it possible to increase generation by the highly efficient federal thermal power plants (Konakovskaya TPP, Permskaya TPP) while reducing output by the low-efficient plants (Cherepetskaya TPP, Troitskaya TPP).

The results of the effort made by RAO «UES of Russia» to increase efficiency of energy generation are best demonstrated by the steady increase in the electricity output per employee of the Holding Company. In 2002 this figure increased by 5.2% compared to 2000.

Electricity generation per employee of the Holding Company, thousand MWh/person


0.99
0.96
0.93
0.9
0.928
0.943
0.977
2000
2001
2002

Installed capacity of power plants, thousand MW

	2000	2001	2002
Total in the Russian Federation	**213.3**	**215.3**	**214.5**
TPPs	147.3	147.9	146.8
HPPs	44.3	44.7	45.0
NPPs	21.7	22.7	22.7
Total in RAO «UES of Russia» Holding Company	**155.1**	**156.2**	**155.6**
TPPs	121.3	122.0	121.1
HPPs	33.8	34.2	34.5

Share of the Holding Company's enterprises in electricity and heat generation in Russia

Indicator	2000	2001	2002
Electricity generated by the Holding Company's enterprises, TWh	622.8	626.8	617.4
Share of the Holding Company in electricity generation in Russia, %	71.0	70.3	69.4
Electricity generated by the Holding Company's TPPs, TWh	504.8	501.0	504.3
Share of the Holding Company's TPPs in electricity generation by Russia's TPPs, %	86.8	86.6	86.4
Electricity generated by the Holding Company's HPPs, TWh	118.0	125.8	113.1
Share of the Holding Company's HPPs in electricity generation by Russia's HPPs, %	71.4	71.5	68.9
Heat generated by the Holding Company's enterprises, million Gcal	472.9	479.6	469.8
Share of the Holding Company in heat generation in Russia, %	32.7	32.5	32.8

Electricity generation by major regional energos, million kWh

	2000	2001	2002
Chelyabenergo	10,012.1	8,195.3	8,490.9
Khabarovskenergo	8,230.2	8,137.2	8,039.6
Kuzbassenergo	26,599.8	26,438.5	27,184.6
Lenenergo	16,094.6	16,248.9	16,709.6
Mosenergo	68,907.3	71,352.6	71,184.7
Novosibirskenergo	12,296.0	10,760.0	11,242.4
Orenburgenergo	15,919.7	14,496.6	13,397.9
Samaraenergo	14,519.1	13,818.6	13,503.2
Sverdlovenergo	38,846.6	37,664.3	36,895.2
Tyumenenergo	61,871.6	59,597.5	63,441.0

GENERATION

Electricity generation by the federal power plants, million kWh

Power plant	2000	2001	2002
Berezovskaya TPP	6,912.1	4,988.8	6,035.2
Gusinoozerskaya TPP	2,519.4	2,935.5	4,006.5
ZAO «LuTEK»	4,111.9	4,891.8	5,530.8
Konakovskaya TPP	7,646.8	7,891.1	8,013.3
Kostromskaya TPP	11,612.7	12,149.9	10,501.6
Krasnoyarskaya TPP-2	3,907.0	3,048.1	2,293.4
Nevinnomysskaya TPP	7,001.2	6,383.0	6,037.0
Novocherkasskaya TPP	7,244.9	7,508.7	7,034.8
Permskaya TPP	8,358.2	10,578.6	11,191.7
Pechorskaya TPP	2,999.3	3,021.1	3,187.3
Pskovskaya TPP	2,386.8	2,485.6	2,179.0
Ryazanskaya TPP	9,275.6	8,652.0	8,004.6
Severo-Zapadnaya CHPP	3.4	1,578.8	2,376.7
Stavropolskaya TPP	9,800.3	10,061.2	9,522.0
Troitskaya TPP	4,172.3	5,818.7	5,483.4
Khanorskaya TPP	1,095.9	1,120.3	1,550.1
Cherepetskaya TPP	2,836.6	2,928.7	2,692.8
Experimental CHPP (Nesvetay TPP)	0	127.8	411.4
Total generation by federal TPPs	**91,884.4**	**96,169.7**	**96,051.6**
Verkhnevolzhky HPP Cascade	1,106.4	1,252.9	903.2
Volzhskaya HPP (City of Volzhsky)	11,640.4	12,668.0	12,540.4
Volzhskaya HPP named after V.I. Lenin (City of Zhigulevsk)	9,836.5	10,273.7	10,288.7
Votkinskaya HPP	2,493.8	2,759.9	2,897.5
Zeyskaya HPP	5,599.7	4,851.7	4,135.6
Zelenchuk HPPs	131.5	108.1	175.3
Kamskaya HPP	1,728.6	1,821.9	2,003.3
Nizhegorodskaya HPP	1,380.4	1,594.9	1,331.7
Saratovskaya HPP	5,501.0	5,806.7	5,916.8
Sayano-Shushenskaya HPP	24,716.5	26,638.1	18,677.3
Sulakenergo	450.2	469.2	600.8
Total generation by federal HPPs	**64,585.0**	**68,245.1**	**59,470.6**
Total generation by federal power plants	**156,469.4**	**164,414.8**	**155,522.2**

Dynamics of electricity generation, TWh


1000
800
600
400
200
0
877.8
622.8
891.3
626.8
889.4
617.4
2000
2001
2002

☐ Russian Federation ☐ Holding Company

Dynamics of electricity generation by TPPs and HPPs of the Holding Company, TWh


600
500
400
300
200
100
0
504.8
118.0
501.0
125.8
504.3
113.1
2000
2001
2002

☐ TPPs of the Holding Company ☐ HPPs of the Holding Company

HEAT GENERATION

The heat supplies by the Holding Company's enterprises in 2002 amounted to 469.8 million Gcal, or 32.8% of the total heat supplied to consumers throughout Russia. At the same time, the share of heat supplied by the Holding Company's enterprises in the total heat supplies in Russia increased by 0.3 percentage points.

Heat generation by major regional energos, thousand Gcal

	2000	2001	2002
Chelyabenergo	11,945.4	12,093.1	11,955.6
Khabarovskenergo	13,833.4	13,970.8	13,728.4
Kuzbassenergo	17,745.6	16,320.5	14,402.7
Lenenergo	22,655.4	23,545.8	25,456.7
Mosenergo	69,129.7	73,217.7	72,494.5
Novosibirskenergo	12,109.5	12,173.8	11,428.4
Orenburgenergo	10,156.0	10,172.5	9,824.4
Samaraenergo	24,924.7	25,831.1	24,981.6
Sverdlovenergo	25,309.8	25,400.5	24,906.9
Tyumenenergo	12,673.0	12,802.4	12,258.8

FUEL SUPPLIES

In 2002, RAO «UES of Russia» enterprises met the targets for fuel stocks accumulation at power plants in full, which provided for greater fuel use efficiency.

Throughout 2002, fuel supplies to power plants of RAO «UES of Russia» remained stable in all regions. As a result of the timely measures taken in 2002, the targets for accumulation of fuel stocks were met practically at all power plants both as at 1 October 2002 and as at 1 January 2003. As at 1 January 2003, the coal stocks at the Holding Company totalled 14.4 million tons, while black oil stocks made 2.85 million tons, exceeding the targets by 6.5% and 3.3%, respectively. The coal stocks available at the federal power plants were 4.3% higher than the target, while fuel stocks were 5.5% higher than the target.

In 2002, the Holding Company's power plants were provided with fuel worth RUB 160.5 billion, including coal valued at RUB 45.1 billion, black oil valued at RUB 17.5 billion, and gas valued at RUB 97.9 billion. The payments for fuel totalled RUB 165.6 billion, including RUB 47.3 billion for coal, RUB 16.5 billion for black oil, and RUB 101.8 billion for gas. Together with payments for the current supplies, the Company took steps to repay its fuel arrears accumulated in the previous years.

In 2002, the total debt owed for the received fuel decreased by RUB 5.1 billion (21%), including RUB 3.8 billion (45%) owed for gas. As of 1 January 2003, the debt owed for fuel amounted to RUB 19.1 billion, including RUB 3.9 billion owed for coal, RUB 10.6 billion for black oil, and RUB 4.6 billion for gas.

In 2002, coal consumption was reduced by 3.3% compared to 2001, and by 11.7% compared to 2000, while consumption of black oil was reduced by 7.9% and 17.7%, respectively. Gas consumption in 2002 increased 0.9% and 4.2%, respectively, to 132.4 billion cbm.

In 2002, the share of coal in the fuel mix decreased by 0.7 percentage point compared to 2001, while the share of black oil decreased by 0.3 percentage point. The share of consumed gas increased by 0.9 percentage point.

Fuel Consumption Rate

Just like the previous years, 2002 showed a tendency towards increase in fuel use efficiency throughout RAO «UES of Russia» Holding Company. The fuel consumption rate was 336.5 g/kWh for electricity and 145.4 kg/Gcal for heat supplied, which is lower by 1.1 g/kWh and 0.5 kg/Gcal respectively, than in 2001, and 0.8 g/kWh below the norm for electricity and 0.3 kg/Gcal for heat. This resulted in savings of 752.5 thousand tons of fuel equivalent, including 527.5 thousand tons saved on electricity generation, and 225.0 thousand tons saved on heat generation.

At the TPPs owned by regional energos, the fuel consumption rate for electricity generated was 335.3 g/kWh compared to the norm of 336.2 g/kWh, which is lower than the relevant figure for 2001 by 1.5 g/kWh. Fuel consumption rate for generated heat reached 144.6 kg/Gcal, which is 0.2 kg/Gcal below the norm and 0.5 kg/Gcal lower than the figure for 2001.

Fuel use efficiency at the TPPs of the Holding Company increased as a result of measures taken to improve equipment performance and a better electricity and heat generation structure at the TPPs.

Payments for fuel, %*

	2000	2001	2002
Gas	121	139	104
Coal	104	100	105
Black oil	94	98	95
Total	**111**	**121**	**103**

* taking into account the repayment of debts of the previous years

Fuel consumption at Holding Company's power plants

	2000	2001	2002
Coal, million tons	120.1	109.6	106.0
Black oil, million tons	8.5	7.6	7.0
Gas, billion cbm	127.1	131.2	132.4

Fuel mix of the Holding Company's power plants, breakdown by fuels, %


0.3
27.9
%
4.6
67.2
0.4
27.2
%
4.3
68.1
coal gas black oil other

Fuel consumption rate for electricity produced by federal power plants in 2001-2002, g/kWh

Name of power plant	2001	2002	2002/2001
Berezovskaya TPP-1	337.4	339.8	2.4%
Gusinoozerskaya TPP	365.1	360.4	-4.7%
Konakovskaya TPP	318.7	327.1	8.4%
Kostromskaya TPP	308.0	310.9	2.9%
Krasnoyarskaya TPP-2	403.1	402.0	-1.1%
Nevinnomysskaya TPP	356.3	354.8	-1.5%
Novocherkasskaya TPP	393.8	383.2	-10.6%
Permskaya TPP	310.9	306.7	-4.2%
Pechorskaya TPP	329.4	328.0	-1.4%
Pskovskaya TPP	329.3	327.2	-2.1%
Primorskaya TPP	414.0	411.9	-2.1%
Ryazanskaya TPP	347.4	349.2	1.8%
Severo-Zapadnaya CHPP	267.0	264.1	-2.9%
Stavropolskaya TPP	330.0	330.2	0.2%
Troitskaya TPP	365.3	373.2	7.9%
Khanorskaya TPP	392.5	387.7	-4.8%
Cherepetskaya TPP	407.4	403.7	-3.7%
Experimental TPP	495.7	511.3	15.6%
Average for federal power plants	**344.1**	**344.0**	**-0.1%**

REPAIRS AND MAINTENANCE

Greater efficiency of repair and maintenance activities ensured stable work of energy enterprises and considerably reduced repair costs

The total value of maintenance work done at power plants and heat pipelines in 2002 was RUB 38.8 billion, a 17.6% increase from last year. During the year, repairs were carried out on generators with an aggregate capacity of 42.6 thousand MW, power boilers with the steam capacity of 170.3 t/h, hot-water boilers with the total heat capacity of 12.5 thousand Gcal/h. 669.4 km of heat pipelines were replaced. In 2002, the volume of repairs at energy companies located in the problem areas increased compared to the previous years, which enabled the companies to better prepare for the autumn/winter period. As a result, all enterprises of RAO «UES of Russia» obtained readiness passports for the 2002/2003 autumn/winter period.

What makes the 2002 repairs and maintenance program different is the abandonment of the formal «calendar-based» approach. Today, RAO «UES of Russia» enterprises are switching to modern maintenance techniques depending on the actual load and specific faults found in a particular machine. This helped to bring the volume of repairs in 2002 close to the optimum value. This volume is quite sufficient to maintain equipment in good working condition while allowing to accumulate funds needed to re-equip and refurbish the plant. In 2003, RAO «UES of Russia» intends to focus on improving management of its repair and maintenance businesses and reducing repair costs. This can be achieved, primarily through reforming this line of business and creating a market for repair and maintenance services. This year will see a continued effort to transfer repair and maintenance staff from regional energos and AO-power plants.

In the period under review, implementation of competitive procurement procedures in the repair and maintenance practice (the number of competitive tenders increased tenfold compared to 2001) made it possible to reduce the actual expenditures by RUB 1.92 billion from the target figure, while accounts payable to contractors for the provided repair services decreased by RUB 1.7 billion (32%) and payables to suppliers of goods needed for repairs and maintenance decreased by RUB 1.25 billion (24%). The volume of repair and maintenance work performed at energy companies in the problem areas increased compared to the previous years. It is planned that at least 50% of the repairs to be performed by RAO «UES of Russia» repairs businesses in 2003 will be implemented using competitive procurement procedures.

Repairs and maintenance program for power plants and heat pipelines of RAO «UES of Russia»

Units of equipment	Unit of measurement	2001	2002	2002/2001, %
Turbines	thousand MW	44.2	42.6	96.4
Power boilers	thousand t/h	150.0	170.3	113.5
Hot-water boilers	thousand Gcal/h	7.9	12.5	158.2
Heat pipelines (replacement)	km	576.5	669.4	116.1
Repair expenses	RUB billion	33.0	38.8	117.6

OPERATION OF THE UES OF RUSSIA

In 2002, the Unified Energy System of Russia operated at the standard electrical frequency 100% of calendar time.

In 2002, the Unified Energy System operated without failures. In general, the power companies ensured stable electricity supply to industries and households of the Russian Federation and have fulfilled their contractual obligations relating to the supply of electricity to both CIS and non-CIS countries. The average AC frequency in the UES of Russia in 2002 was 50.00 Hz. The Unified Energy System of Russia operated at the standard electrical frequency prescribed by the federal standard (GOST) 100% of the calendar time.

In 2002, the UES of Russia worked synchronously with the energy systems of Belarus, Estonia, Latvia, Lithuania, Georgia, Azerbaijan, Ukraine, Moldova, and Mongolia. Electric power was also supplied to designated areas of Norway and China, and to Finland through a DC link in Vyborg. The energy systems of the Central Asia: Uzbekistan, Kirghizia, Turkmenia, and Tajikistan operated synchronously with the UES of Russia through the energy system of Kazakhstan.

Of special importance today is the issue of integrating the energy systems of Russia, CIS countries and Baltic republics with those of the Western and Central European countries and establishing a common trading and economic space in energy based on the united Pan-European market of electricity and capacity. In 2002, the CIS Electric Energy Council initiated a research effort to explore ways of linking up the IPS of CIS and Baltic countries with the energy systems of Europe.

During 2002, the organizational, technical and legal issues of integration of the Western and Eastern energy systems were studied by an Ad-hoc Working Committee for synchronous operation of energy systems. The operation of the energy system is monitored on a regular basis for compliance with the technical standards. Work is underway to prepare the energy system for operating in a competitive electricity market environment.

Since 21 July 2002, the functions of system operation and control of the UES of Russia have been performed by OAO «UES SO-CDA». In September 2002, the system operation functions were transferred from IDAs that are branches of RAO «UES of Russia» to the newly established IDAs that are branches of OAO «UES SO-CDA».

Duration of work of the UES of Russia at prescribed AC frequency (49.8-50.2 Hz) in 2000-2002



10000 hrs
8000
6000
4000
2000
0
% 105
100
95
90
85
80
8,778.9
99.9
8,760
100
8,760
100
2000
2001
2002
Operation at standard frequency, hrs
Operation at standard frequency, % of calendar time



Picture of the Sun on a town council, Italy

SALES RESULTS

In 2002, the revenues of the Holding Company's enterprises from the sale of electricity and heat increased by 24% compared to 2001

The bulk of sales revenues at the SDCs of OAO RAO «UES of Russia» come from the sale of electricity: 77.2% at regional energos of the Holding Company and 95.2% at AO-power plants.

In 2002, the sales revenues at regional energos increased by RUB 186.9 billion, or 65.7%, compared to 2000, and at AO-power plants by RUB 12.2 billion (42.0%). The electricity sales increased at the regional energos by RUB 153.6 billion (73.2%) and at the AO-power plants by RUB 13.4 billion (52.1%).

A major part of the total sales proceeds at the regional energos of the Holding Company came from the seven largest energy systems. For instance, the increase in the sales proceeds at regional energos in 2002 compared to 2000 to a great extent (i.e., RUB 67.2 billion or 36.9% of the total growth) was provided by such large energy systems as OAO «Mosenergo» (increase of RUB 22.5 billion), OAO «Tyumenenergo» (RUB 12.7 billion), OAO «Lenenergo» (RUB 12.3 billion), OAO «Sverdlovenergo» (RUB 6.0 billion), OAO «Samaraenergo» (RUB 5.5 billion), OAO «Permenergo» (RUB 4.8 billion) and OAO «Kuzbassenergo» (RUB 3.4 billion).

In 2002, the overall production costs at the regional energos increased by RUB 185.4 billion, or 74.1%, compared

Sales Results*

Indicators	Total			Out of which					
				Electricity			Heat		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Regional energos of the Holding Company									
Revenue from sales of goods, products, work and services, RUB billion	284.12	375.15	470.97	209.97	284.04	363.59	55.40	73.26	88.23
Cost of goods, products, work and services sold, RUB billion	250.36	335.32	435.77	179.46	247.96	327.85	55.16	72.5	90.89
Gross profit, RUB billion	33.76	39.83	35.20	30.51	36.08	35.74	0.24	0.76	-2.66
Costs per RUB 1 of sold products, RUB	0.88	0.89	0.93	0.85	0.87	0.90	1.00	0.99	1.03
AO-power plants of the Holding Company									
Revenue from sales of goods, products, work and services, RUB billion	28.94	38.49	41.09	25.72	36.32	39.13	0.85	0.99	1.14
Cost of goods, products, work and services sold, RUB billion	25.41	30.55	37.60	22.29	28.41	35.36	0.90	0.97	1.18
Gross profit, RUB billion	3.53	7.94	3.49	3.43	7.91	3.77	-0.05	0.02	-0.04
Costs per RUB 1 of sold products, RUB	0.88	0.79	0.91	0.87	0.78	0.90	1.06	0.98	1.03
TOTAL at regional energos and AO-power plants of the Holding Company									
Revenue from sales of goods, products, work and services, RUB billion	313.06	413.64	512.06	235.69	320.36	402.71	56.25	74.24	89.36
Cost of goods, products, work and services sold, RUB billion	275.77	365.87	473.36	201.76	276.36	363.21	56.06	73.48	92.08
Gross profit, RUB billion	37.29	47.77	38.70	33.93	44.00	39.50	0.19	0.76	-2.72
Costs per RUB 1 of sold products, RUB	0.88	0.88	0.92	0.86	0.86	0.90	1.00	0.99	1.03
Largest regional energos in terms of sales revenues**									
Revenue from sales of goods, products, work and services, RUB billion	106.35	142.23	173.56	77.43	106.56	131.9	22.13	29.90	36.80
Share in the total cost of goods, etc., at regional energos, %	37.40	37.90	37.20	36.90	37.50	35.90	39.90	40.80	44.80
Share in the total cost of goods, etc., at regional energos and AO-power plants, %	34.00	34.40	34.20	32.90	33.30	32.40	39.30	40.30	43.90
Cost of goods, products, work and services sold, RUB billion	84.72	119.60	155.65	58.55	86.18	115.7	20.52	28.76	37.0
Share in the total cost of goods, etc., at regional energos, %	33.80	35.70	36.10	32.60	34.80	34.90	37.20	39.70	43.80
Share in the total cost of goods, etc., at regional energos and AO-power plants, %	30.70	32.70	33.10	29.00	31.20	31.40	36.60	39.10	42.90

* Russian Accounting Standards (RAS).
** Mosenergo, Lenenergo, Samaraenergo, Tyumenenergo, Sverdlovenergo, Kuzbassenergo, Permenergo.

SALES RESULTS

to 2000, and at the AO-power plants by RUB 12.2 billion (48.0%). The electricity production costs reached RUB 148.4 billion (82.7%) at the regional energos and RUB 13.1 billion (58.6%) at the AO-power plants.

A faster growth in expenses is due to such factors as increase in the cost of fuel and electricity purchased on FOREM, increase in the amount of the subscription fee and a higher water usage tax rate, and revaluation of fixed assets. It should be noted that the revaluation of fixed assets carried out by the Holding Company on 1 January 2002 increased the depreciated value of the fixed assets and the amount of depreciation charges twofold, thus increasing the Holding Company's investment resources. The cost of energy companies' fixed assets is now near their current market value.

A higher rate of growth of production expenses compared to the growth rate in sales proceeds (29.4% and 23.8%, respectively) throughout the SDCs of the Holding Company led to a decrease in gross profit in 2002 compared to 2001. The gross profit of the regional energos in 2002 fell by RUB 4.6 billions compared to that in 2001, whereas the gross profit of the AO-power plants fell by RUB 4.5 billion.

TARIFF POLICY

Pursuant to the Federal Law «On State Regulation of Electricity and Heat Tariffs in the Russian Federation», electricity and heat tariffs are subject to state regulation

The year 2002 saw a continued tendency towards faster growth in energy tariffs compared to the rise in price for industrial goods. For instance, from December 2001 to December 2002, electricity and heat tariffs increased by 127.3% compared to the average price index for Russia's industry of 117.1%. Despite that, efforts to level out the lag of electricity rates increase behind the fuel and industrial products price rise accumulated [in the previous years] were not a success.

Regulation of Tariffs on the Retail Electricity Market

On the retail electricity market the tariffs for different groups of end-users are regulated by the Regional Energy Commissions (RECs). The principal emphasis in tariff policy of RAO «UES of Russia» was on liaison with the RECs. As a result, the tariffs were reviewed in all regional energy systems in 2002. The approved average tariff for regional energos of the Holding Company grew 24.0% for electricity and 23.6% for heat. At the same time, the problem of delay in including all external price-raising factors in the tariff still remains unsettled. Regular delays in updating tariffs result in abrupt increases in electricity prices, hampering normal development of energy companies.

An important step to address the problem of timely tariff regulation was the Resolution «On Price Setting with Respect to Electrical and Heat Power» passed by the Government of the Russian Federation in 2002. The Resolution brings into effect the new Foundation of Pricing and Rules for State Regulation and Application of Electricity and Heat Tariffs in the Russian Federation. These regulations enable electricity enterprises to recover their reasonable costs from the planned proceeds.

One of the positive trends in 2002 was the actual tariffs approaching the cost reflective levels, i.e. reducing cross-subsidiziation among consumer groups. Nevertheless, the tariff levels are still far from truly reflecting the actual costs of supply to various consumer groups. The regulatory authorities still adhere to the policy of setting lower tariffs for agricultural producers and state-financed organizations. The actual average annual tariff for households, taking into account price reductions to certain categories of consumers, was 48.77 kopecks per kWh, whereas the tariff for large industrial consumers reached 64.85 kopecks per kWh. This means that with the tariffs for households remaining lower than the tariffs for industrial consumers, the industry has to bear the burden of cross-subsidization, pushing large consumers to leave the retail market served by regional energos and purchase electricity on the wholesale market.

Often, the actual average tariffs for households turn out to be much lower than the ones approved by Regional Energy

Price dynamics compared to 1997


times
5
4
3
2
1
0
1997
1998
1999
2000
2001
2002
1.00
1.23
1.03
1.01
2.37
2.06
1.17
3.67
2.71
1.64
3.76
3.00
2.14
4.67
3.52
2.72
Fuel price index*
Electricity price index (according to the State Statistics Committee)
Price index for manufactured goods*

* Figures have been received by multiplying the annual price indices published by Russia's State Statistics Committee.

Change in the average annual tariffs for electricity and heat supplied to consumers by major regional energos

Regional energos	Electricity tariff, kopecks/kWh				Heat tariff, RUB/Gcal			
	2000	2001	2002	2002/2001, %	2000	2001	2002	2002/2001, %
Chelyabenergo	37.1	52.0	66.5	127.9	122.0	132.2	145.7	110.2
Krasnoyarskenergo	20.4	24.8	34.5	139.1	114.1	163.3	258.0	158.0
Kuzbassenergo	25.9	36.0	44.6	123.9	104.7	140.9	180.5	128.1
Lenenergo	33.6	53.4	67.6	126.6	124.9	201.8	258.8	128.2
Mosenergo	39.2	54.1	64.0	118.3	139.1	195.7	238.1	121.7
Nizhnovenergo	43.0	49.9	63.4	127.1	130.3	164.1	194.5	118.5
Novosibirskenergo	30.7	48.9	63.3	129.4	117.1	194.6	239.3	123.0
Orenburgenergo	33.6	43.8	61.6	140.6	111.4	135.0	172.5	127.8
Permenergo	40.6	52.0	66.4	127.7	143.4	155.3	183.8	118.4
Samaraenergo	36.9	45.4	57.4	126.4	96.3	110.7	163.8	148.0
Sverdlovenergo	37.8	45.2	52.5	116.2	113.6	134.4	162.2	120.7
Tverenergo	39.9	57.3	80.2	140.0	124.6	146.3	179.9	123.0
Tyumenenergo	37.1	48.9	57.9	118.4	94.5	107.2	126.0	117.5

Dynamics of prices of industrial products and tariffs for households and industrial consumers in 2002, % to December 2001


%
155
150
145
140
135
130
125
120
115
110
105
100
95
January
February
March
April
May
June
July
August
September
October
November
December
103.0
101.9
100.4
107.6
106.0
100.0
112.4
106.4
99.9
115.3
114.0
102.0
128.4
114.4
104.5
130.5
114.3
107.7
144.8
115.5
110.5
140.2
119.6
112.4
149.1
122.0
113.7
145.7
122.4
116.0
148.9
123.3
117.3
147.9
120.9
117.1

—o— increase of tariffs for industrial consumers of 750 KVA and over

- -o- - industrial price index

—⊗— increase of tariffs for households

Changes in the average electricity and heat tariffs of regional energos in the Holding Company in 2002


RUB/Gcal
kopecks/kWh
250
240
230
220
210
200
190
180
170
160
80
70
60
50
40
30
20
10
160
January
February
March
April
May
June
July
August
September
October
November
December
53.41
54.75
56.26
60.22
61.44
61.66
62.82
64.74
65.7
65.75
66.39
65.49
187.65
186.04
194.76
201.84
207.54
201.58
208.1
215.61
220.21
226.01
232.56
232.19

—o— electricity (right scale), kopecks/kWh —⊗— heat (left scale), RUB/Gcal

TARIFF POLICY

Commissions due to existence of price reductions to certain groups of households.

Such reductions have been introduced without determining the source of funds for their compensation. The amount of electricity price reductions for households is estimated at RUB 14.0 billion annually. The situation may be remedied either by ensuring payment of compensation to energy companies from the corresponding regional or local budget, or by directly subsidizing such consumers from the same sources.

Regulation of Tariffs for Electricity Bought and Sold on FOREM

The tariffs for 29 federal thermal and hydroelectric power plants supplying electricity to FOREM were not adjusted in 2002 and remained at the level established for them at the beginning of 2001, and even in 2000 for some of them.

At the same time, in the early 2002:

- the water usage tax rate increased 4 to 20 times after amendments to the Federal Law «On Payments for Using Water Resources» became effective. For HPPs, the increase in these rates resulted in an increase in the amounts paid to the budgets (both Federal budget and the budgets of the Russian administrative divisions) by RUB 730 million. The water usage tax accounts for 20% of the total tariff receipts in 2002. The amount of water usage tax exceeded the HPPs' revenues from electricity sales (excluding the revenues from the sale of capacity);
- on 1 January 2002, a revaluation of the power plants' fixed assets was carried out, which resulted in a 2.3 times increase in the amount of depreciation charges and a 2-fold increase in property taxes;
- fuel prices grew 35%-40%. Gas prices were adjusted to higher levels twice in 2002 to higher levels;
- other expense items increased in connection with the inflation processes in the Russian economy.

RAO «UES of Russia» insisted on the review of tariffs for federal power plants beginning on 1 January 2002. All power plants submitted their calculations substantiating the increase in tariffs with effect from 1 January 2002 to the Federal Energy Commission in time. However, during 2002, the Russian Government and the FEC of Russia adjusted the tariffs only for four thermal power plants (ZAO «LuTEK», Troitskaya TPP, Berezovskaya TPP-1 and Gusinoozerskaya TPP).

A review by independent experts showed that it was necessary to readjust the tariff values proposed by the power plants, but on the whole confirmed the conclusions by RAO «UES of Russia» about the need to review tariffs for the Holding Company's federal power plants as soon as possible.

On 25 December 2002, the FEC of Russia approved tariffs for 29 federal power plants effective 1 January 2003, which, to one extent or another, take into account all cost-raising factors: revaluation of fixed assets, higher prices of gas and other fuels, financial losses suffered by power plants since the beginning of 2002 due to untimely adjustment of tariffs, etc.

The tariffs for electricity supplied from FOREM were adjusted twice in 2002. On 1 March 2002, the tariffs were raised by an average of 20%, and by a further 2.4% on 1 July 2002. The average tariff for electricity supplied from FOREM was 33.95 kopecks per kWh, a 23.4% increase from 2001.

The average tariff for electricity supplied by the federal power plants to FOREM was 27.74 kopecks per kWh (39.84 kopecks per kWh supplied by TPPs, and 6.95 kopecks per kWh supplied by HPPs), a 16.1% increase from 2001 (CPPs –13.02% and HPPs – 23.48%). The higher average tariff for HPPs was due to a 14.5% reduction in the volume of electricity supplied to FOREM.

In 2002, the average tariff for electricity bought on FOREM was 33.95 kopecks per kWh, whereas the average tariff supplied to FOREM was 33.1 kopecks per kWh, which resulted in a financial imbalance on FOREM of RUB 1.7 billion in 2002. Taking into account the balance carried over to 1 January 2002, the cost imbalance in 2002 reached RUB 11.8 billion (exclusive of VAT).

Regulation of Subscription Fee to RAO «UES of Russia»

Effective 1 January 2002, pursuant to Resolution of the FEC of Russia of 29 December 2001, the subscription fee for the services of RAO «UES of Russia» was approved at RUB 64.82 per thousand kWh, an increase of 20.2% compared to the rate in effect on 31 December 2001. At the same time, the operating costs of RAO «UES of Russia» were not reviewed, with the increase occurring only in the investment component of the subscription fee.

With effect from 1 June 2002, pursuant to the Resolution of the FEC of Russia dated 31 May 2002, the amount of subscription fee for the services of RAO «UES of Russia» was reviewed in connection with inclusion of additional projects in the investment program of RAO «UES of Russia», reaching RUB 78.28 per thousand kWh, the subscription fee growing by 20.77%.

As OAO «UES CDA» now has a separate tariff (RUB 1.82 per thousand kWh) and the subscription fee of RAO «UES of Russia» no longer includes the costs of system operation services, the subscription fee for the services of RAO «UES of Russia» was established by the Resolution of the FEC of Russia dated 30 October 2002 at RUB 76.20 per thousand kWh effective 1 November 2002.

The amount of earmarked investment funds incorporated in the subscription fee for the services of RAO «UES of Russia» for 2002 is twice that of 2001.

COST REDUCTION

In 2002, implementation of Cost Management Programs in the Holding Company's enterprises resulted in cost savings of RUB 14.5 billion, which makes 2.8% of the annual production volume of the Holding Company's SDCs.

In the year under review, the savings resulting from cost reduction increased over RUB 2 billion compared to 2001. The amount of cost savings exceeded the target fixed in the Cost Management Program by 30%. The structure of cost reduction changed over 2002. Whereas in 2001 the fuel cost reduction occurred as a result of changes in the fuel mix, in 2002 the fuel cost reduction (36% of total costs) was achieved primarily through implementation of technological measures, holding tenders, and replacing self-generated electricity with energy purchased from FOREM.

The second largest item in terms of cost reduction after «Fuel Expenses» is the «Reduction of Energy Losses» (15%). However, it should be noted that some of the Holding Company's enterprises were not able to reduce their commercial and technological losses in networks due to insufficient funding of the costly measures to purchase and install metering equipment. «Repairs and Materials» (24%) and «Labour Costs» (6%) account for a bigger part of cost reduction.

To date, all regional energos and AO-power plants have developed and approved for use their Cost Management Programs for 2003, whereunder the target for overall cost reduction amounts to RUB 17.6 billion or 4.4% of the annual turnover of the Holding Company's SDCs in 2003.

In 2002, RAO «UES of Russia» launched the first phase of its Cost Reduction Project. A pilot Project was implemented by OAO «Konakovskaya TPP». The ultimate goals of the Project are to increase the long-term competitiveness of power plants, to raise their capacity utilization in a market environment, to train professional staff and to develop cost-cutting technologies.

Structure of cost reduction at the Holding Company in 2002, %


2
excess property
2
management expenses
6
non-core assets
3
ancillary services
2
other
6
labour payment
14
repairs
14.5
RUB mln
10
raw materials and inventories
13
fuel - expenses
13
fuel - structure
15
network losses
7
fuel - tenders
7
fuel-other



Picture of the Sun on an Indian bowl, North America

WHOLESALE MARKET

The Federal (All-Russian) Wholesale Market of Electricity (Capacity) (FOREM) is a marketplace for providing services and buying and selling electricity and capacity by market players within the UES of Russia.

FOREM is a system of contractual relationships among its numerous participants (market players) connected to the UES of Russia.

Results of FOREM Activities

In 2002, FOREM electricity (capacity) suppliers sold 298.6 TWh of electricity at the average tariff of RUB 327.63 per MWh, for the total amount of RUB 117.4 billion (inclusive of VAT). Compared to 2001, the supplies in terms of volume decreased by 0.07% while increasing in terms of value by 15%. The generation by thermal power plants fell slightly compared to last year, from 90.75 TWh in 2001 to 90.7 TWh in 2002. The cost of commercial output of this group of suppliers grew by 9.1%. The change in the water usage regulations in the European part of Russia led to a reduction in the share of HPP generation in the FOREM's aggregate balance. Supplies of electricity by HPPs totalled 58.3 TWh, falling 14% from last year, while increasing 3% in terms of value. Compared to last year, the electricity supplies by NPPs grew 3.6% (19.7% in terms of value). The excess regional energos increased their share of generation: electricity supplies increased 32% in terms of volume and 9% in terms of value.

In 2002, the volume of electricity sold to buyers on FOREM amounted to 289.963 TWh, compared to 287.996 TWh in 2001. The volume of electricity supplied to the Russian buyers made 275.747 TWh of electricity, which makes 95% of the total supplies.

RETAIL MARKET

In 2002, the energy suppliers of the Holding Company delivered 580 TWh of electricity and 418 million Gcal of heat to consumers. Compared to 2001, the net supply of electricity increased by 0.2%, whereas the heat supply declined 3%.

The electricity market is dominated by industrial consumers that use 48.9% of the total electricity supplied, consumers in the housing and public utilities sector account for 14%, and consumers in transport and telecommunications for 11.5%. Meanwhile, there is a tendency towards increase in the share of service industries, transport and telecommunications companies in the overall volume of electricity consumption.

Industrial consumers and the housing and public utilities sector account for a major part of consumption of heat produced by the Holding Company, 30.8% and 45.0% respectively. Heat consumption by industrial users increased compared to 2001.

Electricity supplied to the UES of Russia and sold on FOREM, TWh


1000
800
600
400
200
80
775.5
293.3
790.6
298.8
789.9
298.6
2000
2001
2002

☐ Electricity supplies to FOREM ☐ Electricity supplies to the UES of Russia

Composition and structure of consumers of energy produced by the Holding Company's enterprises in 2002

Consumers	Electricity		Heat	
	total, TWh	share, %	total, million Gcal	share, %
Industry	283.5	48.9	129.0	30.8
out of which:				
Fuel industry	69.4	12.0	31.9	7.6
Ferrous metallurgy	41.1	7.1	2.8	0.7
Non-ferrous metallurgy	52.4	9.0	8.8	2.1
Chemical and petrochemical industry	31.2	5.4	37.2	8.9
Engineering and metalworking	37.6	6.5	19.8	4.7
Wood processing and pulp & paper industries	10.3	1.8	3.7	0.9
Building materials industry	12.1	2.1	2.5	0.6
Consumer goods industry	4.4	0.8	2.5	0.6
Food industry	8.3	1.4	2.3	0.5
Other industries	16.7	2.8	17.5	4.2
Agriculture	19.6	3.4	5.1	1.2
Transportation and telecommunications	66.4	11.5	6.2	1.5
Construction	5.3	0.9	4.1	1.0
Housing and public utilities	80.9	14.0	188.2	45.0
Households	46.3	8.0	25.0	6.0
Other consumers	77.8	13.3	60.8	14.5
Total	**579,8**	**100,0**	**418,4**	**100,0**
out of which:				
Enterprises and organizations funded from the federal budget	15.8	3.0	17.4	4.0
Enterprises and organizations funded from the local budgets	24.0	4.0	82.2	20.0
Wholesale resellers	92.2	16.0	139.5	33.0

ELECTRICITY (CAPACITY) MARKETS

Markets

Russian Government

FEC of Russia

List of FOREM participants

Tariffs for sellers and buyers

Wholesale market

FOREM participants - 133 participants:

- RAO «UES OF RUSSIA»
- OAO «UES SO-CDA»
- ZAO «CDR FOREM»;
- State Concern «Rosenergoatom» (including 9 NPPs)
- Entities owned by the Ministry of Nuclear Energy - 2 participants
- Thermal power plants - 21 participants
- Hydroelectric power plants - 12 participants
- Regional suppliers - 1 participant
- Regional energos - 71 participants:
  - Surplus regional energos - 4 participants
  - Balanced regional energos (purchase/sale) - 8 participants
  - Deficit regional energos - 59 participants
- Major consumers - 22 participants


6.0
Surplus regional energos
0.1
other
30.5
TPPs
%
43.9
NPPs + Rosenergoatom
19.5
HPPs
5.0
Export
%
95.0
Domestic consumers
Sellers
Buyers

Retail market

Regional energy comissions

Tariffs for buyers


9.0
Regional energos which are not part of RAO «UES of Russia» Holding
1.5
Independent producers
%
89.5
Regional energos in RAO «UES of Russia» Holding
8.0
Households
48.9
Industrial consumers
11.5
Transport and telecoms
14.0
Housing services and public utilities
%
17.6
Other industries
Sellers
Buyers

ENERGY SALES

In 2002, customers paid 102% of amounts charged for the power consumed, which takes into account repayment of early debt arrears.

The main goals in 2002 were to increase efficiency of energy sales at regional energos and work to further reduce the amount of receivables for energy. Efforts were made to implement programs for equipping the energy sales units with advanced energy accounting systems. Much attention was given to defining the strategy for the restructuring of energy sales units.

Results of Energy Sales in 2002:

- ☐ In the 12 months of 2002, the revenue collected from sales of electricity by RAO «UES of Russia» reached 102% (this figure includes payment of receivables by enterprises).
- ☐ The cooperation agreements signed by RAO «UES of Russia» with the heads of regional administrations of the Russian Federation ensured actual participation of regional energos in the formation of regions' consolidated budgets and in the relationships on the inter-budgetary level, defining distribution of responsibility between energy supply enterprises and the regional administrations in maintaining the fuel and finance balances.
- ☐ Efforts to recover overdue debts owed by energy consumers funded from the federal budget were increased pursuant to rulings of arbitration courts and writs of enforcement.
- ☐ Programs of regional energos intended to deal with the problem of overdue receivables (including «unrecoverable» and «subject to moratorium» ones) were optimized. As a result of this effort, the total receivables were reduced by 13%. The Company was able to ensure full payment of current energy accounts and prevent power supplies not paid for in all consumer groups, except for households.
- ☐ In 2002, efforts to deal with problem consumers by making individual monthly plans for making energy payments continued. More severe measures were imposed on consumers not paying for the energy supplied under power supply contracts (i.e. housing and public utilities sector and defence industry enterprises).
- ☐ A model of the retail electricity market has been developed, defining the key aspects of restructuring the regional energos' energy sales units.

In 2002, RAO «UES of Russia» was able to fulfil its main objectives in energy sales. Almost all principal consumer groups, except for households, paid in full for the energy supplied to them. Incomplete payment of energy charges by households (97%) was due to the fact that administrations in some regions of the Russian Federation failed to pay compensation of the shortfalls in regional energos' revenues related to price reductions granted to some categories of individuals with respect to payment of electricity and heat charges.

EXPORTS

Electricity exports are viewed as a priority of RAO «UES of Russia» and one of sources of funds for the Company's operations and implementation of investment projects.

In 2002, total electricity exports made RUB 16.7 billion decreasing by 1.2 TWh, or 6%, compared to 2001. Despite that, export revenues grew to USD 292 million in 2002 from USD 254.1 million in 2001, which suggests that the efficiency of export operations of RAO «UES of Russia» has improved. In 2002, RAO «UES of Russia» exports to the Former Soviet Union (FSU) countries somewhat decreased compared to 2001, whereas exports to other foreign countries rose.

Electricity exports by OAO RAO «UES of Russia» in 2000-2002, USD million

Country	2000	2001	2002
FSU countries	141.40	121.90	117.46
Other foreign countries	70.90	132.20	175.30
Total	**212.30**	**254.10**	**292.76**

Electricity exports by OAO RAO «UES of Russia» in 2000-2002, million kWh

Country	2000	2001	2002*
Azerbaijan	–	9.64	1,087.30
Belarus	6,450.11	6,237.09	3,727.92
Georgia	269.30	415.22	249.92
Kazakhstan	1,847.93	2,460.93	1,663.38
Moldova	–	–	440.26
Ukraine	–	185.03	231.13
Total FSU countries	**8,567.34**	**9,307.91**	**7,399.91**
China	103.47	164.27	151.13
Latvia	302.90	298.42	1,112.19
Mongolia	–	37.68	103.66
Norway	–	0.09	0.07
Poland	164.63	592.84	270.56
Estonia	–	–	70.80
Turkey	–	180.49	92.76
Finland	3,910.80	7,316.72	7,478.86
Total other foreign countries	**4,481.80**	**8,590.51**	**9,280.03**
Total	**13,049.14**	**17,898.42**	**16,679.94**

* without taking into account electricity exported by ZAO «Inter RAO UES»

EXPORTS TO CIS AND FORMER SOVIET UNION COUNTRIES

Pursuant to the decision of the Management Board of RAO «UES of Russia», beginning in Q4 2002, part of export sales to CIS countries were handled under contracts by ZAO «Inter RAO UES», a wholly-owned subsidiary of RAO «UES of Russia». The volume of electricity exported by ZAO «Inter RAO UES» in 2002 totalled 848.3 million kWh.

Ukraine

The synchronous operation of Ukraine's energy system and the UES of Russia commenced in August 2001. This made possible to resume electricity supplies to Ukraine, with export volumes in 2002 reaching 231.1 million kWh. Besides, in the reporting year Russia and Ukraine started joint power supplies to the Republic of Moldova.

Belarus

In 2002, the volume of electricity sales to Belarus amounted to 3.7 TWh compared to 6.2 TWh in 2001, as determined by the solvent demand of Concern «Belenergo».

Armenia

Under an intergovernmental agreement, talks are taking place on the issue of management of Razdanskaya TPP, which must be assigned to the Russian Federation for repayment of Armenia's government debt to Russia. In the future, this may allow to sell electricity produced in Armenia.

Kazakhstan

OAO RAO «UES of Russia» continued its cooperation with its Kazakhstan counterpart, the national grid company OAO «KEGOC», seeking to enhance reliability of operation of the UES of Russia and the UES of Kazakhstan. The advantages offered by synchronous operation of the two energy systems have been utilized to a great extent. This ensured reliable power supply in the Omsk energy system and allowed to more fully use the potential of the capacities in place in Siberia. The establishment of a Russia-Kazakhstan joint venture based on Ekibastuzskaya TPP-2 entered its final stage.

In 2002, for the first time in the last two years, the volume of electricity imported from Kazakhstan exceeded exports to the country: the exports amounted to 1.66 TWh, whereas imports made 2.51 TWh.

Azerbaijan

In 2002, electricity exports to Azerbaijan reached 1.09 TWh. Throughout the year, the UES of Russia and Azerbaijan's energy system continued their synchronous operation. The supplies of Russian electricity to the energy system of Azerbaijan entered a new level in terms of quality.

RAO «UES of Russia» has approved a «Comprehensive Program for Enhancing Reliability of Operation of Cross-Border Transit Line of 330 kV UES of Russia – Dagenergo – Azerbaijan», which includes a series of measures to ensure uninterrupted operation of the energy systems of the Russian Federation and the Republic of Azerbaijan.

Negotiations are underway on participation of RAO «UES of Russia» in the completion of the construction project at the 9th power unit of Azerbaijanskaya TPP, and on the construction of a new 330 kV transmission line to Iran.

Georgia

Electricity exports to Georgia reached 249.9 million kWh in 2002. Under the current transit agreement, RAO «UES of Russia» supplied electricity to Turkey through Georgia's power grid. Measures were taken to restore the 500 kV cross-border transmission line «Kavkasioni», which was damaged during the natural disasters in the south of Russia. A series of practical measures are being implemented to increase electricity supplies subject to guarantees of payment for the power supplied. Work continued to resolve the issue of repaying the debts owed [by Georgia] for the electricity supplied in 1992-1999.

EXPORTS TO OTHER FOREIGN COUNTRIES

Finland

In 2002, the volume of electricity exports to Finland amounted to 7.5 TWh. In late 2002, the construction of the third 400 kV transmission line «Vyborg (Russia) - Kumi (Finland)» was completed, which made it possible to start synchronous operation of the first generating unit at Severo-Zapadnaya CHPP with the energy system of Finland and increase the cross-border transfer capacity by 40% beginning on 1 January 2003.

In 2002, RAO Nordic Oy, a wholly owned subsidiary of ZAO «Inter RAO UES» was established and started its operations in Finland. RAO Nordic Oy is to enable to trade Russian electricity directly on the NordPool Exchange, as RAO Nordic Oy has become a full member of the Exchange.

Poland

In 2002, the volume of Russian electricity exports to Poland fell to 270.6 million kWh as a consequence of technical restrictions imposed by the Polish party. Since June 2002, electricity supplies to Poland have been carried out by ZAO «Inter RAO UES».

Estonia

In 2002, electricity exports to Estonia made 70.8 million kWh.

On 1 January 2002, the cost of electricity transit services provided by the Estonian power grid was reduced. An agreement was reached in December 2002 on further reduction of the cost of these services with effect from 1 January 2003. Electricity transit through Estonian power grid is fully paid for in cash.

Latvia

In 2002, the volume of Russian electricity exports to Latvia made 1.11 TWh, growing 3.7 times compared to 2001. This was due to an increased water supply deficit in the area and the corresponding growth in the competitiveness of Russian electricity.

Turkey

The agreement for electricity supply to Turkey has expired. Negotiations are now underway to conclude a new electricity supply agreement providing for an increase in electricity supplies and acceleration of payment for the electricity supplied thereunder.

OUTLOOK FOR EXPORT DEVELOPMENT

One of the aspects of the Russian electricity reform program is reorganization of foreign operations. In 2002, RAO «UES of Russia» together with independent generators launched an effort to establish a joint operator for electricity export/import based on ZAO «Inter RAO UES». In 2003 the implementation of the export program will be handled both by RAO «UES of Russia» and the joint export-import operator. This is to become the first stage in demonopolizing foreign operations in the electricity industry.

In 2003, RAO «UES of Russia» aims to enhance the activities of its affiliates operating on the foreign markets. Work of these companies will enable transition from wholesale electricity sales to foreign energy companies on DAF terms to direct delivery of electricity to end-consumers. To date, daughter companies of ZAO «Inter RAO UES» have been established in Ukraine and Finland. Besides, a company has been set up to operate on the energy markets of the Republic of Moldova and the Balkan countries. These entities will act both as «retail» resellers of Russian electricity and as organizers of electricity supplies to third countries, export to which directly from Russia is inefficient due to high electricity transit tariffs.



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RESULTS OF INVESTMENT ACTIVITIES

In 2002, the overall investments in RAO «UES of Russia» Group increased 34% to RUB 60.4 billion.

The amount of investments utilized throughout RAO «UES of Russia» Group in 2002 totalled RUB 60.4 billion (in current prices), out of which investments in technical refurbishment and major overhauls of the main production facilities of energy companies (excluding the FGC-owned facilities) made RUB 27.6 billion. In comparable prices, investments grew 14.8% on last year. The investments funded with own resources of OAO RAO «UES of Russia» reached RUB 17.1 billion in 2002, a 16.3% increase from 2001 in comparable prices. In the year under review, the investment expenditures were made only in cash.

Investments disbursed in 2000-2002, RUB billion (in current prices)

Company


20
15
10
5
0
6.9
12.7
17.1
2000
2001
2002

Group


70
60
50
40
30
35.8
45.2
60.4
2000
2001
2002

In 2002, 37 turbine generator units were commissioned with an aggregate capacity of 640.4 MW, with 146.7 MW funded by OAO RAO «UES of Russia». 472.2 MW of capacity (73.7% of the total generating capacities commissioned) was put into commercial operation as a result of technical refurbishment at operating power plants. In October, two 25 MW generator units were put into trial operation at Mutnovskaya GeoTPP. This made it possible to reduce black oil supplies to Kamchatka and introduce new technologies using energy of geothermal waters. The second 80-MW hydroelectric unit was put into operation at Zelenchuk HPPs. In December 2002, Aushigerskaya HPP (three 20 MW hydro electric generators), part of the Nizhnecherekskу HPP Cascade, was put into operation. In the same month, the first boiler unit was commissioned at Argunskaya CHPP-4.

The amount of investments in the power grid facilities came to RUB 6.5 billion. In 2002, the following power grid construction projects were fully completed: 400-kV transmission line «Vyborg - State Frontier», 500-kV transmission line «Zarya - Barabinsk» (operated at 220 kV), 330-kV transmission line «Pskovskaya TPP - Staraya Russa», and 330-kV «Pskov - Yuzhnaya» with HV interconnections.

The actual amount of investment expenditure on energy projects reached RUB 36.6 billion, 96% of which was invested in the construction of production facilities. The amount of investments spent on technical refurbishment and major overhaul of the main production facilities made RUB 25.62 billion. The primary source of funds for regional energos' investment programs is depreciation charges, which made 85.2% of total investments in 2002. In 2002, regional energos commissioned 315.7 MW of generating capacity (with technical refurbishment of operating power plants accounting for 294 MW, or 93.1%), put into operation 5 steam boilers with the overall steam output of 2,060 t/h (1560 t/h, or 75.7% through re-equipment), 1 hot water boiler of 180 Gcal/h, 966.4 km of HV lines of 35 kV and above, and 80.9 km of heat pipelines.

One of the key aspects of the investment policy of RAO «UES of Russia» is technical refurbishment and major overhaul of the existing equipment. Under this program, OAO RAO «UES of Russia» invested RUB 1.6 billion in power grid projects. RUB 1.8 billion were allocated to re-equipment of AO-power plants.

Technical refurbishment and overhaul accounted for 85% of the capacities commissioned at thermal power plants in RAO «UES of Russia» Group, while the figure for hydroelectric power plants was 62%.

Commissioning of plants in RAO «UES of Russia» Group

	2000	2001	2002
Turbine capacities, MW	665.8	1,330.2	640.4
including projects funded by RAO «UES of Russia»	64	787.8	146.7
projects involving re-equipment and renovation	277.5	570.5	472.2
Steam boilers (commissioned separately), t/h	742.0	835.0	2,060.0
projects involving re-equipment and renovation	0	210	1,560
Hot water boilers, Gcal/h	30.0	180.0	180.0
Trunk heat pipelines, km	40.4	59.4	80.9
HV lines of 35 kV and above, km	2,209.8	1,478.8	1,524.1
including projects funded by RAO «UES of Russia»	1,046.9	192.5	557.7
projects involving re-equipment and renovation	1,366.9	914.7	1,170
HV lines of 04-10 kV, km	5,162.8	7,085.3	6,543.5
projects involving re-equipment and renovation	5,162.8	7,085.3	5,914.0

INVESTMENT PROSPECTS

A significant rise in investments for the development of production facilities is anticipated in 2003 compared to 2002. This is due to SDCs' increased investment possibilities as a result of revaluation of plant and equipment carried out in 2001-2002, and to the continuing wear and tear of fixed assets in the sector, currently in excess of 50%:

- Investment allocations at RAO «UES of Russia» Group will increase from RUB 60.4 billion to RUB 83.4 billion;
- Investments at RAO «UES of Russia» Company will rise from RUB 17.1 billion to RUB 26.8 billion.

Under the Technical Re-equipment and Reconstruction Program of RAO «UES of Russia», the technical re-equipment and major overhaul is to be carried out at operating power facilities in 2003 (except for the FGC-owned facilities and power plants leased out) for the total value of RUB 24.19 billion compared to RUB 27.63 billion in 2002.

In 2003, about 2,157.5 MW of turbine capacities are planned to be put into operation throughout the Holding Company, with 435.6 MW to be funded by OAO RAO «UES of Russia». 885.1 MW of capacities are to be put into operation as a result of technical refurbishment at operating power plants.

The 2003 investment program of OAO RAO «UES of Russia» (including OAO «UES FGC») has been confirmed by the Russian Government at RUB 26.8 billion (taking into account depreciation and other sources of finance).

Investments in construction of generating facilities and technical upgrade will amount to RUB 13.2 billion. These will be primarily made in the thermal and hydroelectric power plants to be constructed in accordance with the resolutions of the Russian Government and orders of Russia's President, as well as projects near completion and projects ensuring current reliability of power supply.

Investments in power grid projects will amount to RUB 11.3 billion. These are HV lines that ensure transmission of electricity from power plants, both existing and under construction, interconnected power lines and substations, infrastructure facilities, etc.

For the purposes of market infrastructure development, RUB 0.5 billion in funds have been committed to the upgrade of hardware and software of the UES SO-CDA and the Integrated Dispatch Administrations (IDAs), and to the creation of a commercial automated electricity metering system.

In 2003, the investments in development of trunk grids will increase over 70% compared to last year.

In 2003, as before, much attention will be given to re-equipment and reconstruction of the existing trunk grids. RUB 2.3 billion in funds are to be allocated for that purpose in 2003.

RUB 2.3 billion in funds have been committed for the reconstruction of energy facilities, design and development work and infrastructure facilities in the Republic of Chechnya.

The 2003 investment program envisages the commissioning of 272 km of power transmission lines (primarily, these are HV lines for transmission of power produced by the newly commissioned generating units at power plants), 542 MVA of transformer capacity, and 484 MVar of reactive power compensation units.

In 2003 OAO RAO «UES of Russia» will finance industry development projects from its own funds. At the same time, the Company will work to increase the investment attractiveness of generating facilities and attract foreign investors to the power sector. However, to achieve that, the Company will need to overcome the negative impact of the existing tariff-setting system and establish mechanisms ensuring return of investors' funds.

In these circumstances, the Company continues its effort to set up an Investment Guarantee Agency. The Agency will allow investors to receive a guaranteed level of internal rate of return on an investment project even if the market tariff for electricity is lower than the level that ensures an economically justifiable return on investments. This will create conditions for raising investments needed to complete key energy projects.

Given the limited investment resources, the Company implements mechanisms for more effective use of these resources. A system of budgets and treasury operations was introduced for the most important projects. Contractors and equipment suppliers are chosen only on a competitive basis.

Generating capacities scheduled to be completed in 2003 with own funds of OAO RAO «UES of Russia»

Project name	Capacity to be commissioned, MW
Thermal power plants	
Mutnovskaya GeoTPP	50.0
Ust Maya DPP	3.2
Deputatskaya DPP	12.4
Hydroelectric Power Plants	
Bureyskaya HPP	370.0
Total	**435.6**

RESEARCH AND DEVELOPMENT

The technology research and development policy pursued by the Holding Company focuses on the following key areas: enhancing production efficiency, cost reduction, creating the conditions necessary for steady development of the Unified Energy System, maintenance of energy safety, and industrial and environmental security.

The research and technology policy seeks to:

- ☐ forecast developments in the energy industry;
- ☐ develop new technologies for electricity and heat production;
- ☐ extend the lifetime of equipment;
- ☐ ensure reliable operation of the UES and power plants;
- ☐ deliver research and technology, methodology, and organizational support for cost-reduction and energy saving programs;
- ☐ reduce hazardous emissions, develop and implement environment protection technologies;
- ☐ establish market structures and mechanisms for organizing and financing research and development in the energy sector;
- ☐ organize review and development of technical documentation for the electricity industry;
- ☐ commercialize intellectual property.

Extension of Equipment Lifetime and Safety

The most effective way to increase efficiency of power plants in the circumstances of insufficient investment is to extend the service life of overage equipment. In 2002, research organizations completed a project commissioned by RAO «UES of Russia» called «Concept of Extending Service Life of Critical Thermal Power Equipment at Power Plants». The Concept assesses the possibility and conditions for further operation of aged equipment. A new technique has been developed to evaluate the degree of danger of using TPP equipment.

In 2002, a comprehensive survey was carried out to examine the condition of equipment at 500-800 MW power generating units. The survey showed that it would be possible to extend service life of equipment by 20%-25% compared to the design life. A technical audit of power facilities was performed at 60 lower-capacity power plants in 2002. As a result of the audit, equipment lifetime was extended.

Development and Implementation of Advanced Know-How, Technologies and Equipment

In line with the energy strategy of Russia providing for broad use of combined-cycle gas turbine generators, OAO RAO «UES of Russia», GP NPKG «Zarya»–«Mashproekt», OAO «NPO «Saturn» continued their effort to develop the GTE-110 gas turbine and PGU-325 generator unit based on the former.

In 2002, successful tests were carried out on two GTE-110 gas turbine generator units, which confirmed strength properties of the generators. Detailed design documentation was prepared for the production of a test model of the GTE-180 gas turbine unit at OAO «LMZ» and OAO «Aviadvigatel».

Severo-Zapadnaya CHPP is continuing trial operation of the PGU-450 combined-cycle gas turbine.

In 2002, work was continued on the pilot circular boiler, E-820-140, of 820 t/h steam capacity. The boiler has been developed under the Federal Target Program «Fuel and Energy» for the purpose of refining new solutions for developing boilers to be used in large power units burning Kansk-Achinsk coals.

In 2002, the plants manufacturing generating equipment continued their work to develop new kinds of turbine generators. AO «Electrosila» designed, produced and tested the principal model of TZFG-160-2M turbine generator with indirect air-cooling. This generator is to be installed at Severo-Zapadnaya CHPP of OAO «Lenenergo».

Using the research results of the three-stage combustion method, Taganrog Boiler Plant «Krasny Kotelshchik» together with VTI developed modernized boilers, TP-80M and TP-87M, designed for burning the low-reactivity coals produced in Kuzbass.

In a joint effort with Siberian installation companies and the power plants owned by OAO «Kuzbassenergo», Ordzhonikidze Engineering Plant based in Podolsk carried out the redesign of boilers burning high-reactivity coals of «G» and «D» grades. Implementation of the method using simplified three-stage combustion helped to significantly reduce nitric oxide emissions to the atmosphere.

The Company began using the system of black oil-free ignition and stabilisation of the coal-dust flame by means of electric arc plasmatrons. The black oil saving in just one ignition of a 200 MW generator at Gusinoozerskaya TPP is 114 tons.

Ecology and Environment Protection

As a response to the task given by the RF President to tighten the standards regulating hazardous emissions to the atmosphere, the Company developed two documents, «Instruction for Controlling Hazardous Air Pollutant Emissions from CHPP Plants and Boiler Houses» and «Methodology for Setting Technical Standards on Air Pollutant Emissions from Operating Boilers», and submitted them for approval to the Ministry of Natural Resources of the Russian Federation.

Ecological feasibility studies are being conducted for the construction of new boilers at Kashirskaya TPP, Kharanorskaya TPP, and Novocherkasskaya TPP.

The Company has developed a program for technical re-equipment of the energy industry for the period ending in 2015. The Program recommends the use of scrubbing technologies to ensure that the regulatory requirements for environment protection are complied with.

In accordance with the plans for ensuring compliance with MAE (MAD), thermal power plants take measures to reduce pollutant emissions by using the new technologies developed by the industry's research institutes.

Despite the increased load of TPPs, the environment protection measures taken in the power sector helped to reduce the hazardous emissions to the atmosphere by approximately 70 thousand tons.



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FINANCIAL RESULTS OF THE COMPANY

In 2002, the net profit of OAO RAO «UES of Russia» increased 2.5 times compared to 2001.

The financial and business operations of RAO «UES of Russia» in 2002 were characterized by the following tendencies:

- significant increase in the volume of sales of products, work and services;
- increase in earnings before taxes;
- reduction in accounts payable and receivable:

In 2002, the Company sold products (work, services) worth RUB 52,590.9 million, an increase of RUB 13,976.9 or 36.2%, compared to 2001.

The amount of the subscription fee for administration of the UES operation and development received by the Company reached RUB 40,354.3, or 148.3% compared to last year. The value of electricity sold to domestic consumers reached RUB 1,709.8 million, or 176.8% of last year's level. The value of electricity exports reached RUB 8,799.3 million.

The profitability of services related to adminstistering the UES operations fell from 461% in 2001 to 343% in the period under review, whereas the profitability of electricity exports dropped from 181% to 80%.

As a result of decline in cost-efficiency of the Company's principal kinds of products (work, services), which account for 93.0% of the sales volume, the sales profitability decreased from 67.2 kopecks per RUB 1 of sales revenues in 2001 to 61.6 kopecks per RUB 1 of revenues in the period under review.

Profit from sales in the reporting year amounted to RUB 32,371.1 million.

Income from other operations and extraordinary items amounted to RUB 12,323.8 million. As a result, the Company's profit increased to RUB 44,694.8 million.

The net profit margin in the reporting period made 59.8 kopecks per RUB 1 of sales revenue, which is 26.7 kopecks more than last year. In 2002, the net profit totalled RUB 31,426.9 million, or 2.5 times more than in 2001. As a result, return on assets increased 2.9 percentage points to 13.4% compared to 2001, whereas return on equity increased 4.8 percentage points to 12.3%.

DESCRIPTION OF THE COMPANY'S FINANCIAL SITUATION

In 2002, after the transfer of fixed assets as a contribution to the authorized capital of the newly established wholly-owned subsidiaries, the structure of the Company's assets changed considerably.

The share of fixed assets and property investments (capital assets) in total assets increased 8.6% to 85.4%, whereas the share of fixed assets in the total assets decreased from 36.1% to 14.0%, and the share of long-term financial investments in the assets of subsidiaries and dependent companies grew over the period under review by 31.0 percentage points; the share of current assets in the total assets fell from 23.2% to 14.6%.

The structure of fixed assets is characterized by:

- decrease in the share of fixed assets by 30.6 percentage points from 47.0% to 16.4%;
- increase in the share of long-term financial investments by 31.8 percentage points;
- reduction of the share of construction in progress by 1.2 percentage point.

Key financial results of the Company, RUB million

Indicators	2000	2001	2002	2002/2001, %
Net revenues from sales of goods, products, work and services	22,175.5	38,613.9	52,590.9	136.2
Cost of sold goods, products, work and services (including commercial and management expenses)	9,306.3	12,662.5	20,219.8	159.7
Costs per RUB 1 of sold products, kopecks	42.0	32.8	38.4	117.2
Profit from sales	12,869.2	25,951.4	32,371.1	124.7
Profitability of sales, %	58.0	67.2	61.6	91.7
Other operating income and expenses (net)	-997.8	0.6	-2,406.1	–
Profit from financial and business activities	11,871.4	25,952.1	29,964.9	115.5
Profitability of financial and business activities, %	53.5	67.2	57.0	84.8
Extraordinary items (income and expense, net)	-1,480.6	-2 338.2	14,729.4	–
Profit before taxes	10,390.8	23,613.9	44,694.8	189.3
Profit tax and other mandatory payments	-3,992.6	-10,849.6	-13,306.8	122.6
Net (undistributed) profit	6,383.4	12,776.8	31,426.9	246.0
Net profit margin, kopecks per RUB 1 of revenue	28.8	33.1	59.8	180.7

Changes in the Company's profitability, %


16
12
8
4
0
5.9
7.5
10.5
7.5
13.4
12.3
2000
2001
2002

☐ Assets profitability ☐ Shareholders' equity profitability

FINANCIAL RESULTS OF THE COMPANY

The structure of current assets is characterized by:

- increase in the share of cash and short-term financial investments in current assets from 36.2% to 48.0%;
- increase in the share of inventories and expenditures by 3.5 percentage points;
- decrease in the share of accounts receivable by 15.2 percentage points.

In absolute terms, accounts receivable decreased by RUB 23,344.0 million, including the reduction of short-term receivables by RUB 22,181.9 million. The subscription fee receivables reduced by RUB 1,113.2 million; advances decreased by RUB 24,039.3 million; short-term receivables from other debtors decreased by RUB 2,460.9 million; long-term receivables from other debtors decreased by RUB 1,162.2 million.

A faster decrease in the amount of current assets compared to reduction of the amount of current liabilities made it possible to reduce the net working capital to RUB 20,866.8 million. The shortage of net working capital for covering the accumulated inventories and VAT on the acquired valuables as of the end of reporting period amounted to RUB 11,766.8 million.

Total assets structure, %


2001
2002
23.2
34.5
6.2
36.1
14.6
65.5
5.9
14.0
long-term financial investments
current assets
fixed assets
investment in capital assets

LIABILITIES

The liabilities and capital structure are characterized by:

- decrease in the share of short-term liabilities by 2.4% from 19.4% to 17.0%;
- decrease in the share of long-term liabilities by 3.3%;
- increase in the share of shareholders' equity by 5.7%.

The structure of borrowed funds is characterized by:

- increase in the share of payables by 4.6 percentage points from 59.0% to 63.6%;
- increase in the share of short-term loans and debt issues by 4.7 percentage points from 13.9% to 18.6%;
- decrease in the share of payables on long-term loans and debt issues by 11.5 percentage points from 18.1% to 6.6%;
- increase in the share of other long-term liabilities, including long-term payables, by 2.6 percentage points from 8.2% to 10.8%.

In absolute terms, the short-term payables in the reporting period decreased by RUB 6,060.4 million, including repayment of debt on promissory notes issued and increase in the payables to other creditors by RUB 35,645.7 million

Structure of fixed assets, %


2001
2002
8.1
44.9
47.0
6.9
76.7
16.4
fixed assets
investment in capital assets
long-term financial investments

Structure of current assets, %


2001
2002
36.2
3.7
60.1
48.0
7.2
44.8
cash and short-term investments
accounts receivable
stock and investories

Liabilities and capital structure


2001
2002
73.7
6.9
19.4
79.4
3.6
17.0
shareholders' equity
long-term liabilities
short-term liabilities

Structure of borrowed funds, %


2001
2002
13.9
8.2
18.1
0.8
59.0
18.6
10.8
6.6
0.4
63.6
long-term loans and debt
other long-term liabilities
short-term loans and debt
payables
other short-term liabilities

FINANCIAL RESULTS OF THE COMPANY

BUSINESS PERFORMANCE INDICATORS

The business performance indicators reflect improved use of resources by the Company and increased rate of their turnover:

- receivables turnover increased 1.4 times over the period;
- the current assets turnover period decreased by two months;
- the turnover of net working capital is 23.5, which corresponds to 15 days.

Debt-to-Equity Ratios

The values of debt-to-equity ratios from the point of view of financial stability are within the recommended level:

- shareholders equity to total liabilities ratio is 79% with the critical value of the equity ratio being 50%;
- the value of the debt ratio, which is the relationship between borrowed funds and shareholders' equity, is 0.26, with the critical value being 1.0.

Liquidity Ratios

The value of cash ratio is within the recommended range. Cash and marketable securities cover the Company's short-term liabilities by 41%, with the recommended values being within the range of 20%-50%.

The values of the quick ratio and current ratio are within the permissible range. The most liquid assets (short-term receivables, cash and securities) cover the Company's short-term liabilities by 76%. The value of the current assets to short-term liabilities ratio makes 86%.

Business performance indicators

	Unit of measurement	2001	2002
Receivables turnover	turn	1.09	1.55
	day	330	233
Net working capital turnover	turn	3.13	23.5
	day	115	15
Current assets turnover	turn	0.74	0.84
	day	488	430
Inventory turnover	turn	4.82	5.34
	day	75	67

Debt-to-equity ratios

	2001	2002
Equity ratio	0.74	0.79
Debt ratio	0.36	0.26

Liquidity ratios

	2001	2002
Cash ratio	0.44	0.41
Quick ratio	1.11	0.76
Current ratio	1.20	0.86
Own funds ratio	-0.13	-0.41

FINANCIAL RESULTS OF THE HOLDING COMPANY

In 2002, The Holding Company's net profit grew by 2.1 times compared to last year.

Based on preliminary results for 2002, the financial and business operations of RAO «UES of Russia» Holding Company are characterized by the following dynamics of the main financial indicators defined in the Russian Accounting Standards (RAS):

In the year under review, the revenue from sales of products (work, services) throughout RAO «UES of Russia» Holding Company reached RUB 564,682.6 million, an increase of RUB 111,103.0 million, or 24.5%, compared to 2001.

As a result of a decline in the cost efficiency of the Holding Company's primary products, work and services, the sales profitability dropped from 16.1 kopecks per RUB 1 of sale revenues in 2001 to 12.3 kopecks per RUB 1 of revenues in the period under review.

The profitability of electricity sales in the domestic market fell from 16% to 11%, whereas the profitability of electricity exports dropped from 176% to 79%. The profitability of ser ices related to administration of UES operations dropped from 460% in 2001 to 343% in the period under review. The profitability of heat sales dropped from 1% to -3%.

The sales revenue in the reporting year amounted to RUB 69,502.2 million, including RUB 32,371.1 in revenues generated by the Company and its branches.

The results of other operations and extraordinary items in the period under review compared to last year allow to conclude:

- increase in revenues from short-term financial investments by 4.4 times (from RUB 159.4 million to RUB 696.1 million) and income from investments by 1.8 times (from RUB 1,228.6 million to RUB 2,163.0 million);
- increase of interest on loans more than 4 times (from RUB 2,228.2 million to RUB 8,935.4 million);
- twofold increase in losses from other operating activities;
- received profit from extraordinary items of RUB 4,042.3 million;

The net profit margin of the Holding Company in the period under review was 5.2 kopecks per RUB 1 of sale revenues, which is 2.1 kopecks more than last year.

In 2002, of RAO «UES of Russia» Holding Company received a net profit of RUB 29,455.7 million, a 2.1 times increase compared to 2001.

The principal result of the Holding Company's efforts to address the issue of payments owed to the budgets of all levels is full cash settlement of tax charges and payment by the Holding Company's enterprises of taxes and levies in arrears in accordance with the plans for debt restructuring, which is carried out under Resolutions of the Russian Government No. 1002 of 3 September 1999 and No. 699 of 1 October 2001.

In 2002, payments to the budgets of all levels increased by 19.2% to RUB 87,063.6 million compared to RUB 73,060.2 million in 2001, with RUB 48,494.4 million paid to the federal budget (or 105.7% of last year's amount of RUB 45,889.4 million), and payments to the consolidated budgets of the districts and regions of the Russian Federation reaching RUB 38,569.2 million, or 142.0% of last year's amount (RUB 27,170.8 in 2001).

In 2002, the enterprises of RAO «UES of Russia» Holding Company paid RUB 8,646.1 million in taxes, fines and penalties to the federal budgets, or 2.6 times more than the amount scheduled for payment under the debt restructuring arrangements.

Key financial figures of the Holding Company, RUB million

Indicators	2001	2002	Growth rate, %
Net revenues from sales of goods, products, work and services	453,579.6	564,682.6	124.5
Cost of sold goods, etc. (including commercial and management expenses)	380,512.0	495,180.4	130.1
Costs per RUB 1 of sold products, kopecks	83.9	87.7	104.5
Profit from sales	73,067.6	69,502.2	95.1
Profitability of sales, %	16.1	12.3	76.3
Other operating income and expenses (net)	-7,238.7	-18,828.7	260.1
Profit from financial and business activities	65,828.9	50,673.5	77.0
Profitability of financial and business activities, %	14.5	9.0	62.1
Extraordinary items (income and expense, net)	-19,683.1	4,042.3	–
Profit before taxes	46,145.8	54,715.8	118.6
Profit tax and other mandatory payments	32,143.3	25,260.1	78.6
Net (undistributed) profit	14,002.5	29,455.7	210.4
Net profit margin, kopecks per RUB 1 of revenue	3.1	5.2	167.7

APPENDIXES

APPENDIX 1

THE COMPANY'S FINANCIAL STATEMENTS IN THE YEAR 2002

The information below has been extracted by RAO «UES of Russia» management from the full set of statutory financial statements, which were audited by ZAO «PricewaterhouseCoopers Audit». The auditor's opinion presented in the previous section was issued on the full set of statutory financial statements (which are not included in this document) and does not apply to the condensed version of the balance sheet and profit and loss statement presented by the management below. The excerpted abbreviated statements should be read in conjunction with the full set of audited statutory financial statements.

The Company's abbreviated balance sheet, mln roubles*

	01.01.02	31.12.02
ASSETS	**326,981**	**341,151**
Intangible assets	–	–
Fixed assets at net book value	117,926	47,718
Investments in non-working assets	20,272	19,996
Long-term financial investments	112,829	223,613
Inventories	1,472	1,267
Value Added Tax on purchases	1,302	2,302
Accounts receivable	45,693	22,348
Short-term financial investments	23,694	18,363
Cash and cash equivalents	3,793	5,541
Other working assets	–	3
CAPITAL AND LIABILITIES	**326,981**	**341,151**
Charter capital	21,558	21,558
Share premium and revaluation reserve	193,613	127,271
Capital reserve	3,234	3,234
Social security funds	12	–
Retained profit of preceding years, including funds	22,599	87,415
Retained profit of the accounting year	–	31,427
Long-term loans	15,598	4,623
Long-term accounts payable	7,085	7,604
Short-term loans	11,963	13,032
Short-term accounts payable	50,732	44,672
Payables to founders on incomes' payments	308	94
Deferred income	50	165
Reserve fund for future expenses and payments	68	–
Other liabilities	161	56

* Russian Accounting Standards

Changes in the balance currency as at 1 January 2002 are due to the reassessment of fixed assets.

The Company's profit and loss statement, mln roubles*

	01.01.02	31.12.02
Net revenues from sales of goods, products, work and services (less value added tax, excise duty and other similar obligatory payments)	**38,614**	**52,591**
Cost of sold goods, products, work, services	10,062	16,948
Commercial expenditures	354	426
Management expenditures	2,247	2,846
Gross profit	**25,951**	**32,371**
Interest receivable	73	444
Interest payable	403	3,929
Earnings from equity interest in other companies	1,192	2,124
Other operating income	49,941	61,438
Other operating expenses	50,801	62,483
Other non-operational income	570	17,117
Other non-operational expenses	2,909	2,387
Profit before taxes	**23,614**	**44,695**
Profit tax and other similar obligatory payments	10,850	13,307
Profit from business activity	**12,764**	**31,388**
Exceptional income	29	66
Exceptional expenses	16	27
Net (undistributed) profit for the accounting period	**12,777**	**31,427**

* Russian Accounting Standards

COPY OF THE AUDITOR'S REPORT FOR 2002 MADE BY ZAO «PRICEWATERHOUSECOOPERS AUDIT»

Following is the audit opinion of ZAO «PricewaterhouseCoopers Audit» on the results of their audit of the 2002 statutory financial statements of RAO «UES of Russia» (Company). Said financial statements are not included in this annual report. Accordingly, references in the audit opinion to the «Attached Financial Statements» and to the information contained in the «Notes to Financial Statements» refer to the documents not included in this Annual Report. The audit opinion applies only to the 2002 financial statements of RAO «UES of Russia» (Parent Company) and notes thereto. Copies of these documents may be obtained in the principal offices of RAO «UES of Russia».

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

AUDIT REPORT
on statutory financial (accounting) reports of Russian Open Joint Stock Company of Electric Utilities UES Rossii

To the shareholders of Russian Open Joint Stock Company of Electric Utilities UES Rossii

1 We have audited the attached statutory financial (accounting) reports of Russian Open Joint Stock Company of Electric Utilities UES Rossii (hereinafter – OAO RAO UES Rossii) for the period from 1 January up to 31 December 2002. Financial (accounting) reports of OAO RAO UES Rossii consists of Balance Sheet, Profit and Loss Account, Flow of Equity and Funds Report, Cash Flow Statement, Supplement to the Balance Sheet, Explanatory Notes (hereinafter all the reports together are called "financial (accounting) reports"). Financial (accounting) reports were prepared by the management of OAO RAO UES Rossii in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting adopted by the decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 № 34н (n). Such statutory financial (accounting) reports differ to a significant extent from those prepared in accordance with International Accounting Standards.

2 Preparation of the statutory financial (accounting) reports is the responsibility of management of OAO RAO UES Rossii. Our responsibility as auditors is to express our opinion on these statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation based on our audit.

3 We conducted our audit in accordance with The Federal Law "On auditing activity", Federal Auditing Standards, International Standards on Auditing and our internal standards.

Our audit was planned and performed to obtain reasonable assurance about whether the statutory financial (accounting) reports are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial (accounting) reports, assessing the accounting

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the auditor's report is provided as a free translation from Russian, which is the official and binding version. This English translation does not contain the English translation of the explanatory notes, which is included in the official Russian version of the auditor's report.

PRICEWATERHOUSECOOPERS

AUDIT REPORT

principles and techniques used, rules of statutory financial (accounting) reports preparation, evaluating significant estimates made by the management of the client and the overall statutory financial (accounting) reports presentation. We believe that our audit provides a reasonable basis for our opinion on these statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation.

4 In our opinion, the statutory financial (accounting) reports of OAO RAO UES Rossii attached to this report have been properly prepared to present, in all material respects, the financial position of OAO RAO UES Rossii as at 31 December 2002 and financial results of its operations for the period from 1 January up to 31 December 2002 in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting in the Russian Federation adopted by the decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 № 34н (п).

Director of Joint Stock Company — K. Rowden

Statutory auditor — A.V. Chmel
Certificate No 007369
for general audit
valid till 29 June 2004

10 April 2003

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the auditor's report is provided as a free translation from Russian, which is the official and binding version. This English translation does not contain the English translation of the explanatory notes, which is included in the official Russian version of the auditor's report.

APPENDIX 3

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA» AS OF 31 DECEMBER 2002

Joint stock company	Stake in authorized capital	Voting stake
JOINT STOCK COMPANIES IN WHICH OAO RAO «UES OF RUSSIA» HOLDS 100% OF VOTING SHARES		
REFIONAL ENERGOS		
Open joint stock company «Karelenergo»	100.00%	100.00%
Power and electrification open joint stock company «Yantarenergo»	100.00%	100.00%
Power and electrification open joint stock company of the Chuvash Republic «Chuvashenergo»	100.00%	100.00%
Open joint stock company «Karachaevo-Cherkesskenergo»	100.00%	100.00%
Open joint stock company «Nurenergo»	100.00%	100.00%
Power and electrification open joint stock company «Orenburgenergo»	100.00%	100.00%
Power and electrification open joint stock company «Tyumenenergo»	100.00%	100.00%
Open joint stock company «Khakasenergo»	100.00%	100.00%
Power and electrification open joint stock company «Taimyrenergo»	100.00%	100.00%
AO POWER PLANTS		
Subsidiary open joint stock company «Upper Volga HPPs Cascade»	100.00%	100.00%
Open joint stock company «Ryazanskaya TPP»	100.00%	100.00%
Open joint stock company «Nevinnomysskaya TPP»	100.00%	100.00%
Open joint stock company «Novocherkasskaya TPP»	100.00%	100.00%
Open joint stock company «Kamskaya HPP»	100.00%	100.00%
Open joint stock company «Permskaya TPP»	100.00%	100.00%
Open joint stock company «Troitskaya TPP»	100.00%	100.00%
Open joint stock company «Berezovskaya TPP-1»	100.00%	100.00%
Open joint stock company «Gusinoozerskaya TPP»	100.00%	100.00%
Open joint stock company «Krasnoyarskaya TPP-2»	100.00%	100.00%
Open joint stock company «Kirishskaya TPP»	100.00%	100.00%
Open joint stock company «Kharanorskaya TPP»	100.00%	100.00%
Open joint stock company «Sochiskaya CHPP»	100.00%	100.00%
AO FOR MAINTENANCE AND CENTRALIZED ADMINISTRATION OF POWER GRIDS		
Open joint stock company «Federal Grid Company of the Unified Energy System»	100,00%	100,00%
AO ENERGY MANAGEMENT COMPANIES		
Open joint stock company «Northern Energy Management Company»	100.00%	100.00%
Open joint stock company «Middle-Volga Interregional Energy Management Company»	100.00%	100.00%
Open joint stock company «Volga Hydroelectric Cascade Management Company»	100.00%	100.00%
Open joint stock company «Caucasus Energy Management Company»	100.00%	100.00%
Open joint stock company «Urals Energy Management Company»	100.00%	100.00%
Open joint stock company «Far East Energy Management Company»	100.00%	100.00%
AO FOR OPERATIONAL DISPATCH ADMINISTRATION		
Open joint stock «Central Dispatch Administration of the Unified Energy System of Russia»	100,00%	100,00%

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
INSTITUTES		
Open joint stock company «Volgograd Design and Development Institute for Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Open joint stock company «All-Russian Combustion Engineering Research Institute Awarded Two Orders of Red Banner of Labour»	100.00%	100.00%
Open joint stock company «Design, Research, Development and Production Company «Gidroproekt Institute»	100.00%	100.00%
Open joint stock company «Research Information and Commercial Center for Power and Electrification »	100.00%	100.00%
Open joint stock company «Research Institute for Electric Power Engineering»	100.00%	100.00%
Open joint stock company «Electric Energy Economy Research Institute»	100.00%	100.00%
Open joint stock company «Research Institute for High-Voltage Equipment Testing»	100.00%	100.00%
Open joint stock company «Institute of Corporate Governance»	100.00%	100.00%
Open joint stock company «Research Institute for Power Engineering Facilities»	100.00%	100.00%
Open joint stock company «Nizhegorodskselenenergoproekt»	100.00%	100.00%
Open joint stock company «Nizhegorodskenergosetproekt Institute»	100.00%	100.00%
Open joint stock company «VNIPIenergoprom Association»	100.00%	100.00%
Open joint stock company for design of power grids and power engineering facilities «ROSEP»	100.00%	100.00%
Open joint stock company «Dedicated Design Bureau for Combustion Engineering Equipment VTI»	100.00%	100.00%
Open joint stock company «Teploelectroproekt Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «Tulaenergosetproekt Institute»	100.00%	100.00%
Open joint stock company «TSOTenergo»	100.00%	100.00%
Open joint stock company «G.M. Krzhizhanovsky Power Engineering Institute»	100.00%	100.00%
Open joint stock company «Engineering Center of Power Grid»	100.00%	100.00%
Open joint stock company «Vedeneyev Research Institute for Hydraulic Engineering»	100.00%	100.00%
Open joint stock company «Zapadselenergoproekt Institute»	100.00%	100.00%
Open joint stock company «Lengidroproekt»	100.00%	100.00%
Open joint stock company «Lenorgenergostroy Institute for Organizational Planning of Power Engineering Construction»	100.00%	100.00%
Open joint stock company «Scientific Research Institute for High Voltage DC Transmission of Electricity»	100.00%	100.00%
Open joint stock company «Sevzapenergomontazhproekt»	100.00%	100.00%
Open joint stock company «Sevzapenergosetproekt Research, Design and Development Institute for Design of Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Volga region open joint stock company for design of power grid and power system consumers «PovolzhSEP Institute»	100.00%	100.00%
Open joint stock company «Volgaenergoproekt-Samara Mid-Volga Power and Electrification Scientific Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «Yuzhenergosetproekt Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «South Engineering Center for Electric Power Engineering»	100.00%	100.00%
Open joint stock company «Research Institute for Environmental Issues of Power Industry»	100.00%	100.00%
Open joint stock company «Rostovselenergoproekt Institute»	100.00%	100.00%
Open joint stock company «Rostovteploelectroproekt Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «Uralselenergoproekt Research, Design, Development and Technology Institute»	100.00%	100.00%
Open joint stock company «UralVNIPIenergoprom»	100.00%	100.00%
Open joint stock company «Urals Engineering Center of Electric Power Engineering»	100.00%	100.00%
Open joint stock company «Uralteploelektroproekt of RAO «UES of Russia»	100.00%	100.00%
Open joint stock company «Urals Institute for Design of Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Open joint stock company «Urals Combustion Engineering Research Institute»	100.00%	100.00%

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
Open joint stock company «Chelyabinsk Institute for Design of Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Open joint stock company «Siborgenergostroy Siberian Institute for Organizational Design of Power Engineering Construction»	100.00%	100.00%
Open joint stock company «Bratskgidroproekt Design and Development Institute»	100.00%	100.00%
Open joint stock company «Bratskenergoproekt Design and Development Institute»	100.00%	100.00%
Open joint stock company «Vostoksibselenergoproekt Research, Design, Development and Technology Institute»	100.00%	100.00%
Open joint stock company «East Siberian Energosetproekt Design and Development Institute for Design of Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Open joint stock company «Zapsibselenergoproekt West Siberian Design and Development Institute»	100.00%	100.00%
Open joint stock company «Gidroproekt Krasnoyarsk Design and Development Institute»	100.00%	100.00%
Open joint stock company «Novosibirskteploelektroproekt Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «Siberian Combustion Engineering Scientific Research Institute VTI»	100.00%	100.00%
Open joint stock company «Siberian Research Institute of Hydraulic Engineering»	100.00%	100.00%
Open joint stock company «Siberian Research Institute of Power Engineering»	100.00%	100.00%
Open joint stock company «Sibenergosetproekt Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids»	100.00%	100.00%
Open joint stock company «Tomskteploelektroproekt Research, Design and Development Institute»	100.00%	100.00%
Open joint stock company «Tomskenergosetproekt Institute»	100.00%	100.00%
Open joint stock company «Dalselenergoproekt Research, Design, Development and Technology Institute»	100.00%	100.00%

CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS

Open joint stock company «Dalnie peredachi»	100.00%	100.00%
Open joint stock company «ORGRES Firm for Adjustment and Improvement of Technology and Operation of Electric Power Plants and Power Grids»	100.00%	100.00%
Open joint stock company «Main Power Industry Computation Center»	100.00%	100.00%
Open joint stock company «Hotel Energetik»	100.00%	100.00%
Open joint stock company «Moscow Power Engineering Communications Center»	100.00%	100.00%
Open joint stock company «Energostroysnabkomplekt of UES»	100.00%	100.00%
Open joint stock company «Sevgidrostroy»	100.00%	100.00%
Open joint stock company «Volgaenergosnabkomplekt»	100.00%	100.00%
Power and electrification open joint stock company «Sevkavgidroenergostroy»	100.00%	100.00%
Open joint stock company «YugORGRES Research and Production Company»	100.00%	100.00%
Open joint stock company «ChirkeiGESstroy»	100.00%	100.00%
Open joint stock company «UralORGRES Firm for Adjustment and Improvement of Technology and Operation of Electric Power Plants and Power Grids»	100.00%	100.00%
Open joint stock company «Zeyagesstroy»	100.00%	100.00%
Open joint stock company «Severovostokstroyindustriya»	100.00%	100.00%
Open joint stock company «Bureyagesstroy»	100.00%	100.00%
Closed joint stock company Law Firm «Yurenergo – Unified Electric Power System»	100.00%	100.00%
Closed joint stock company «Energodental» (subsidiary of RAO «UES of Russia»)	100.00%	100.00%
Closed joint stock company for development of international electric communications «Inter RAO UES»	100.00%	100.00%
Open joint stock company «Aviaenergo Airlines»	100.00%	100.00%
Open joint stock company «UES Center for Settlement of Accounts Receivable and Payable»	100.00%	100.00%

INSURANCE COMPANIES

Open joint stock company «Joint Stock Insurance Company «Leader»	100.00%	100.00%

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
JOINT STOCK COMPANIES IN WHICH OAO RAO «UES OF RUSSIA» HOLDS 75% – 100% OF VOTING SHARES		
REGIONAL ENERGOS		
Open joint stock company «Kalmenergo»	96.40%	96.40%
AO POWER PLANTS		
Open joint stock company «Volzhskaya HPP»	83.31%	83.31%
Open joint stock company «V. I. Lenin Volzhskaya HPP»	84.11%	84.11%
Open joint stock company «P.S. Neporozhny Sayano-Shushenskaya HPP»	78.91%	82.79%
Power and electrification open joint stock company «Production and Power Engineering Company of Kolyma»	85.29%	85.29%
Open joint stock company «Schekinskie PGU»	85.58%	85.58%
Open joint stock company «Zelenchuck HPPs»	97.29%	97.29%
Open joint stock company «Zaramag HPPs»	86.83%	86.83%
AO FOR OPERATIONAL DISPATCH ADMINISTRATION		
Open joint stock company «System Operator - Central Dispatch Administration of the Unified Energy System of Russia»	99.37%	99.37%
INSTITUTES		
Open joint stock company «SevzapVNIPIenergoprom»	80.00%	80.00%
Open joint stock company «SibVNIPIenergoprom»	80.00%	80.00%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Closed joint stock company «Center for Contracts and Settlements of the Federal Wholesale Electricity Market»	80.00%	80.00%
Open joint stock company «Dalenergostroyindustria»	76.64%	76.64%
Open joint stock company «Neftyanoy Dom»	75.03%	75.03%
JOINT STOCK COMPANIES IN WHICH OAO RAO «UES OF RUSSIA» HOLDS 51% – 75% OF VOTING SHARES		
REGIONAL ENERGOS		
Power and electrification open joint stock company «Belgorodenergo»	49.00%	65.29%
Power and electrification open joint stock company «Voronezhenergo»	49.01%	65.35%
Power and electrification open joint stock company «Ivenergo»	49.66%	56.55%
Power and electrification open joint stock company «Kurskenergo»	49.00%	59.47%
Nizhny Novgorod power and electrification open joint stock company «Nizhnovenergo»	49.00%	62.30%
Open joint stock company «Tver Power Engineering System»	49.00%	65.33%
Power and electrification open joint stock company «Smolenskenergo»	48.68%	59.26%
Power and electrification open joint stock company «Lenenergo»	49.00%	57.40%
Power and electrification open joint stock company «Novgorodenergo»	49.00%	62.86%
Power and electrification open joint stock company «Marienergo»	64.44%	70.07%
Open joint stock company «Mordovenergo»	53.14%	53.14%

APPENDIX 3

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
Power and electrification open joint stock company «Samaraenergo»	49.00%	56.30%
Power and electrification open joint stock company «Saratovenergo»	49.00%	64.04%
Kabardino-Balkaria power and electrification open joint stock company	66.41%	66.41%
Open joint stock company «Stavropol Power and Electrification Joint Stock Company»	55.13%	71.94%
Open joint stock company «Rostov Power and Electrification Joint Stock Company»	48.43%	62.76%
Power and electrification open joint stock company «Kirovenergo»	48.17%	63.96%
Power and electrification open joint stock company «Permenergo»	49.00%	64.36%
Power and electrification open joint stock company «Sverdlovenergo»	49.00%	65.33%
Power and electrification open joint stock company «Udmurtenergo»	49.00%	55.39%
Power and electrification open joint stock company «Chelyabenergo»	49.00%	58.06%
Altay region power and electrification open joint stock company «Altayenergo»	54.66%	54.66%
Open joint stock company «Krasnoyarskenergo»	51.75%	66.33%
Power and electrification open joint stock company «Tomskenergo»	52.03%	59.88%
Power and electrification open joint stock company «Chitaenergo»	49.00%	62.16%
Power and electrification open joint stock company «Amurenergo»	51.60%	51.60%
AO POWER PLANTS		
Open joint stock company «Konakovskaya TPP»	51.00%	51.00%
Open joint stock company «Kostromskaya TPP»	51.00%	51.00%
Open joint stock company «Cherepetskaya TPP»	55.79%	55.79%
Open joint stock company «Boguchanskaya HPP»	64.23%	64.23%
Open joint stock company «Pechorskaya TPP»	51.00%	51.00%
Open joint stock company «Stavropolskaya TPP»	51.00%	51.00%
Open joint stock company «Votkinskaya HPP»	59.84%	74.19%
Open joint stock company «Zeiskaya HPP»	56.39%	56.39%
Closed joint stock company «Luchegorsk Fuel and Energy Complex»	56.33%	56.33%
Open joint stock company «Sulakenergo»	53.56%	53.56%
Open joint stock company «Kubanskaya TPP»	60.53%	60.53%
Open joint stock company «Bureyskaya HPP»	63.79%	63.79%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company «Geoterm»	71.60%	71.60%
Power and electrification open joint stock company «Mobile Power Engineering»	49.00%	65.33%
Open joint stock company «Stavropolenergonerud»	55.88%	55.88%
MASS MEDIA ORGANIZATIONS		
Closed joint stock company «Sibirskaya Gazeta» («Siberian Newspaper»)	68.94%	68.94%

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
JOINT STOCK COMPANIES IN WHICH OAO RAO «UES OF RUSSIA» HOLDS 25% – 51% OF VOTING SHARES		
REGIONAL ENERGOS		
Power and electrification open joint stock company «Astrakhanenrgo»	48.66%	48.66%
Open joint stock company «Vladimirenergo»	49.00%	49.00%
Power and electrification open joint stock company «Volgogradenergo»	48.99%	48.99%
Power and electrification open joint stock company «Vologdaenergo»	49.00%	49.00%
Power and electrification open joint stock company «Kalugaenergo»	49.00%	49.00%
Power and electrification open joint stock company «Kostromaenergo»	49.00%	49.00%
Power and electrification open joint stock company «Lipetskenergo»	49.00%	49.00%
Power and electrification open joint stock company «Mosenergo»	50.87%	50.87%
Power and electrification open joint stock company «Orelenrego»	49.00%	49.00%
Power and electrification open joint stock company «Ryazanenergo»	49.00%	49.00%
Power and electrification open joint stock company «Tambovenergo»	49.00%	49.00%
Power and electrification open joint stock company «Tulenergo»	49.00%	49.00%
Yaroslavl power and electrification open joint stock company «Yarenergo»	47.36%	47.36%
Open joint stock company «Bryanskenergo»	49.00%	49.00%
Power and electrification open joint stock company «Arkhenergo»	49.00%	49.00%
Power and electrification open joint stock company «Kolenergo»	49.20%	49.20%
Open joint stock company «Komienergo Joint Stock Power Engineering Company»	48.99%	49.22%
Power and electrification open joint stock company «Pskovenergo»	49.00%	49.00%
Power and electrification open joint stock company «Penzaenergo»	49.00%	49.00%
Power and electrification open joint stock company «Ulyanovskenergo»	49.00%	49.00%
Chechen Republic power and electrification open-type joint stock company «Grozenergo»	49.00%	49.00%
Dagestan power and electrification open joint stock company «Dagenergo»	51.00%	51.00%
Power and electrification open joint stock company «Ingushenergo»	49.00%	49.00%
Power and electrification open joint stock company of Kuban	49.00%	49.00%
Power and electrification open joint stock company «Sevkavkazenergo»	49.00%	49.00%
Power and electrification open joint stock company «Kurganenergo»	49.00%	49.00%
Power and electrification open joint stock company «Buryatenrgo»	46.80%	46.80%
Kuzbas power and electrification open joint stock company	49.00%	49.00%
Open joint stock company «Omskenergo Joint Stock Power and Electrification Company»	49.00%	49.00%
Open joint stock company «Dalenergo»	48.99%	48.99%
Power and electrification open joint stock company «Kamchatskenergo»	49.00%	49.00%
Power and electrification open joint stock company «Magadanenergo»	49.00%	49.00%
Power and electrification open joint stock company «Sakhalinenergo»	49.00%	49.00%
Power and electrification open joint stock company «Khabarovkenergo»	48.80%	48.80%
Open joint stock company Joint Stock Company «Yakutskenergo»	49.00%	49.00%

APPENDIX 3

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
AO POWER PLANTS		
Open joint stock company «Biyskaya CHPP-1»	31.74%	31.74%
Closed joint stock company «North-West CHPP»	46.67%	46.67%
Open joint stock company «Pskovskaya TPP»	50.00%	50.00%
Open joint stock company «Kaliningradskaya CHPP-2»	38.20%	38.20%
Open joint stock company «KabbalkHPP»	50.34%	50.34%
Open joint stock company «Experimental TPP»	41.85%	41.85%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company «Energotekhkomplekt»	49.00%	49.00%
Open joint stock company «Energostroitel»	49.00%	49.00%
Open joint stock company «Energostroy Construction and Industrial Company»	49.01%	49.01%
Open-type joint stock company «Electronic Instruments»	38.00%	38.00%
Open joint stock company «Central Design Bureau for Modernization and Repair of Power Generating Equipment at Power Plants»	49.00%	49.00%
Open joint stock company «Diagnostics for Hydrotechnical, Electrical and Other Critical Facilities»	49.11%	49.11%
Open joint stock company «Sevzapenergotekhkomplekt»	48.98%	48.98%
Open joint stock company «Yugenegosnabsbyt Specialized Components and Equipment Supply Administration»	49.02%	49.02%
Open joint stock company «Sibenergokomplekt Firm»	49.02%	49.02%
Open joint stock company «Sibtekhenergo» - Engineering Firm for Adjustment and Improvement of Technology and Operation of Electric Power Equipment of Power Plants and Power Grids»	48.99%	48.99%
Closed joint stock company «Energougol»	50.00%	50.00%
Closed joint stock company «Topprom UES»	25.00%	25.00%
Joint Venture – Closed joint stock company «Pontoel Intergovernmental Dispatch Center for Operational Dispatch – and Coordination of Synchronous Work of Energy Systems»	40.00%	40.00%
Closed joint stock company «Komenergomarket»	25.00%	25.00%
Joint stock company «Detached House Construction and Materials Research, Production and Housing Association»	25.77%	25.77%
Joint stock company «Unified Energy System GruzRosenergo»	50.00%	50.00%
Joint stock company «North East Energy Company»	49.00%	49.00%
Open joint stock company «Integrated House-Building Factory»	37.66%	37.66%
Closed joint stock company «East-West Energy Agency»	50.00%	50.00%
Open joint stock company «Mikhailovskoe Resort»	35.01%	35.01%
Closed joint stock company «RosUkrEnergo»	35.00%	35.00%
Open joint stock company «Republican Fuel and Energy Company»	25.50%	25.50%

JOINT STOCK COMPANIES IN WHICH OAO RAO «UES OF RUSSIA» HOLDS LESS THAN 25% OF VOTING SHARES

REGIONAL ENERGOS		
Bashkir power and electrification open joint stock company «Bashkirenergo»	21.27%	21.27%
Power and electrification open joint stock company «Novosibirskenergo»	14.17%	14.17%

STAKES IN JOINT STOCK COMPANIES HELD BY OAO RAO «UES OF RUSSIA»

Joint stock company	Stake in authorized capital	Voting stake
AO POWER PLANTS		
Open joint stock company «Noglikskaya Gas-Fired Power Plant»	9.76%	9.76%
Open joint stock company «Vilyuiskaya HPP-3»	2.30%	2.30%
Open joint stock company «Prometei»	21.92%	21.92%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS		
Open joint stock company «Zarubezhenergostroy»	9.51%	9.51%
Open joint stock company «National Energy Export – Import Company»	2.30%	2.30%
External economic closed joint stock company for cooperation in energy «ASEN»	2.00%	2.00%
Open joint stock company «Gasenergo»	0.96%	0.96%
Open joint stock company «Energougol»	16.50%	16.50%
Closed-type joint stock company «Energy Exporters Union»	9.00%	9.00%
Joint stock company «Kostromatrubinvest", subsidiary of Russian joint stock company «Gazprom»	0.64%	0.64%
Open joint stock company «Severovostokenergostroi» Trust»	8.78%	8.78%
Closed joint stock company «Volgoenergotermoizolyatsiya»	19.00%	19.00%
Open joint stock company «V.I. Kuzminov Stavtelecom»	10.00%	10.00%
Closed joint stock company «Agency for Investment And Development of Fuel and Energy Complex»	5.00%	5.00%
Open joint stock company «Moscow Central Depository»	0.04%	0.04%
BANKING ORGANIZATIONS		
Commercial fuel and energy interregional bank for reconstruction and development «TEMBR-Bank»	1.11%	1.18%
Open joint stock company «Interbank Union – Unified Electric Energy Complex»	2.70%	2.70%
Open joint stock company «Elektrobank» Joint Stock Bank»	0.02%	0.02%
Open joint stock company «Russian Commercial Investment and Industrial Construction Bank»	0.0008%	0.0008%
Open joint stock company «North-Caucasus Energy Investment Joint Stock Bank»	4.63%	4.63%
Joint stock investment-commercial industrial-construction bank «Stavropolye» (open joint stock company)	0.01%	0.01%
Joint stock commercial bank «Moscow Industrial Bank»	0.01%	0.01%
INSURANCE COMPANIES		
open joint stock company «Energogarant Insurance Joint Stock Company»	0.13%	0.13%
MASS MEDIA ORGANIZATIONS		
Closed joint stock company «Sibirskaya Gazeta na Yeniseye» («Siberian Newspaper on the Yenisei River»)	5.10%	5.10%

Note: Percentage of voting shares in joint-stock companies held by RAO «UES of Russia» takes into account the right acquired by the holders of type «A» preferred shares to vote at the general meeting of shareholders after the FY 2001 annual general meetings resolved not to pay dividends on preferred shares

APPENDIX 4

MANAGERS OF JOINT STOCK COMPANIES AND REPRESENTATIVE OFFICES OF OAO RAO «UES OF RUSSIA»

MANAGEMENT COMPANIES

	Middle-Volga Interregional Energy Management Company (SMUEK)	Avetisyan, Vladimir Evgenievich
	Caucasus Energy Management Company (Caucasus EUK)	Kaitov, Magomed Kadyevich
	Northern Energy Management Company (Northern EUK)	Sanko, Valentin Mikhailovich
	Far East Energy Management Company (DVUEK)	Myasnik, Viktor Cheslavovich
	Urals Energy Management Company (Urals EUK)	Bikov, Artem Elbrusovich
	Volga Hydraulic Cascade Management Company (VoGEK)	Khaziakhmetov, Rasim Magsumovich

REPRESENTATIVE OFFICES OF OAO RAO «UES OF RUSSIA» FOR MANAGEMENT OF JOINT STOCK COMPANIES

	Centerenergo	Khardikov, Yuri Anatolyevich
	Northwest Energo	Bezukladnikov, Pyotr Volframovich
	South Energo	Sitnikov, Evgeny Grigorievich
	Siberia Energo	Kulakov, Andrey Valentinovich
	East Energo	Minakov, Viktor Nikolaevich
	Volgaenergo	Buss, Vladimir Alexandrovich
	Uralenergo	Fyodorov, Nikolay Semyonovich

AO-POWER PLANTS

CENTERENERGO	Konakovskaya TPP	Grigoriev, Veniamin Ivanovich
	Kostromskaya TPP	Baldin, Nikolay Nikolaevich
	Ryazanskaya TPP	Morozov, Vladimir Viktorovich
	Cherepetskaya TPP	Bolshakov, Valery Petrovich
	Upper Volga HPP Cascade	Rybin, Viktor Pavlovich
	Nizhegorodskaya HPP (subsidiary)	Eresko, Alexander Petrovich
NORTHWEST ENERGO	Pechorskaya TPP	Davydkin, Alexander Dmitrievich
	Severo-Zapadnaya CHP	Kostyuk, Rostislav Ivanovich
	Kirishskaya TPP	Vainzikher, Boris Felixovich
	Pskovskaya TPP	Novikov, Petr Mikhailovich
	Kaliningradskaya CHPP-2	Chubakov, Evgeny Ivanovich
SOUTH ENERGO	Kubanskaya TPP	Lopatkin, Alexander Nikolaevich
	Stavropolskaya TPP	Polivanov, Vasily Ivanovich
	Nevinnomysskaya TPP	Gvozdev, Viktor Sergeyevich
	Novocherkasskaya TPP	Lukyanov, Vladimir Grigorievich
	Sulakenergo	Aliev, Nurmagomed Alievich
	Zelenchuck HPPs	Saratikyan, Grigor Aslibekovich
	Zaramag HPPs	Kochiev, Petr Georgievich
	KabbalkHPP	Ryabikin, Alexander Vasilievich
	Sochinskaya TPP	Golovko, Vladimir Leonidovich
	Experimental TPP	Sverdlov, Viktor Ivanovich
VOLGAENERGO	Volzhskaya HPP (Zhigulevsk)	VoGEK
	Volzhskaya HPP (Volzhsky)	VoGEK
	Saratovskaya HPP (subsidiary)	Terentyev, Sergey Valentinovich
URALENERGO	Permskaya TPP	Bragin, Valentin Borisovich
	Kamskaya HPP	Starkov, Mikhail Alexandrovich

as of 1 April 2003

Managers of joint stock companies (management companies, regional energos and AO-power plants) and representative offices of OAO RAO «UES of Russia»

URALENERGO	Votkinskaya HPP	Makarikhin, Akim Sergeyevich
	Troitskaya TPP	Midler, Petr Borisovich
SIBERIA ENERGO	Gusinoozerskaya TPP	Grechenkov, Nikolay Veleryevich
	Krasnoyarskaya TPP-2	Panshin, Alexander Borisovich
	Berezovskaya TPP-1	Bely, Vasily Vasilievich
	Sayano-Shushenskaya HPP	Toloshinov, Alexander Valentinovich
	Kharanorskaya TPP	Vasilchuk, Sergey Ivanovich
	Boguchanskaya HPP	Kuznetsov, Gennady Nikolaevich
EAST ENERGO	Zeiskaya HPP	Yemelyanenko, Boris Maximovich
	Bureyskaya HPP	Gorbenko, Yuriy Vasilyevich
	Geoterm	Luzin, Viktor Ermilovich
	LuTEK	DVUEK
	Kolymaenergo	Smolin, Gennady Ivanovich

REGIONAL ENERGO

CENTERENERGO	Astrakhanenergo	Stolyarov, Mikhail Nikolaevich
	Belgorodenergo	Makarov, Evgeny Fedorovich
	Bryanskenergo	Bibin, Evgeny Alexeevich
	Vladinirenergo	Nuzhonkov, Alexey Efimovich
	Volgogradenergo	Kuznetsov, Maxim Nikolaevich
	Vologdaenergo	Northern EUK
	Voronezhenergo	Reshetov, Nikolay Georgievich
	Ivenergo	Smirnov, Vyacheslav Vasilievich
	Kalugaenergo	Yashanina, Irina Viktorovna
	Kostromaenergo	Northern EUK
	Kurskenergo	Gurin, Dmitry Vasilievich
	Lipetskenergo	Merzlyakov, Anatoly Kuzmich
	Mosenergo	Evstafiev, Arkady Vyacheslavovich
	Orelenergo	Pimonov, Yury Pavlovich
	Ryazanenergo	Zhuravlev, Sergey Alexandrovich
	Smolenskenergo	Khvostantsev, Mikhail Arkadievich
	Tambovenergo	Krapivin, Alexander Vladimirovich
	Tverenergo	Shapoval, Viktor Andreyevich
	Tulaenergo	Kochetkov, Gennady Alexandrovich
	Yarenergo	Rogotsky, Viktor Viktorovich
NORTHWEST ENERGO	Arkhenergo	Northern EUK
	Karelenergo	Semenov, Vladimir Nikolaevich
	Kolenergo	«ESN-energo» Management Company
	Komienergo	Smekalov, Mikhail Anatolievich
	Lenenergo	Likhachev, Andrey Nikolaevich
	Novgorodenergo	Chistyakov, Vladimir Vladimirovich
	Pskovenergo	Pinkhasik, Veniamin Shmuilovich
	Yantarenergo	Gladkov, Oleg Nikolaevich
SOUTH ENERGO	Dagenergo	Gamzatov, Gamzat Magomedovich
	Ingushenergo	Caucasus EUK
	Kabbalkenergo	Caucasus EUK

Managers of joint stock companies (management companies, regional energos and AO-power plants) and representative offices of OAO RAO «UES of Russia»

SOUTH ENERGO	Kalmenergo	SMUEK
	Karachaevo-Cherkesskenergo	Caucasus EUK
	Kubanenergo	Spiridonov, Vitaly Evgenievich
	Rostovenergo	Kushnarev, Fedor Andreevich
	Sevkavkazenergo	Caucasus EUK
	Stavropolenergo	Pribytkov, Alexander Alexandrovich
	Nurenergo	Usamov, Nurdin Danilbekovich
VOLGA ENERGO	Marienergo	Kotikov. Viktor Iosifovich
	Mordovenergo	Laryushkin, Nikolay Ivanovich
	Nizhnovenergo	Sannikov, Alexey Valerievich
	Penzaenergo	Borisov, Nikolay Pavlovich
	Samaraenergo	SMUEK
	Saratovenergo	SMUEK
	Ulianovskenergo	SMUEK
	Chuvashenergo	Privalov, Vladimir Vitalievich
URAL ENERGO	Bashkirenergo	Kurapov, Nikolay Andreevich
	Kirovenergo	Lebedev, Vladimir Albertovich
	Kurganenergo	Ural EUK
	Orenburgenergo	Trofimov, Yuri Ivanovich
	Permenergo	Kitashev, Andrey Vladimirovich
	Sverdlovenergo	Rodin, Valery Nikolaevich
	Tyumenenergo	Ural EUK
	Udmurtenergo	Chistyakov, Valery Nikolaevich
	Cheliabenergo	Seredkin, Vyacheslav Pavlovich
SIBERIA ENERGO	Altayenergo	Shabalin, Sergey Alexeevich
	Buryatenergo	Lystsev, Sergey Vladimirovich
	Krasnoyarskenergo	Kuzichev, Mikhail Vasilievich
	Kuzbassenergo	Mikhailov, Sergey Nikolaevich
	Novosibirskenergo	Solovyanov, Vladimir Dmitrievich
	Omskenergo	Antropenko, Alexander Vladimirovich
	Tomskenergo	Vyatkin, Nikolay Alexandrovich
	Khakasenergo	Kozhemyako, Sergey Ivanovich
	Chitaenergo	Tikhonov, Sergey Borisovich
	Taimyrenergo	Makarov, Boris Nikolaevich
EAST ENERGO	Amurenergo	Andreenko, Yuri Andreevich
	Dalenergo	DVUEK
	Kamchatskenergo	Delnov, Yuri Fedorovich
	Magadanenergo	Stoletny, Grigory Vasilievich
	Sakhalinenergo	Trishin, Evgeny Petrovich
	Khabarovskenergo	Levit, Valery Moiseevich
	Yakutskenergo	Ilkovsky, Konstantin Konstantinovich

MAJOR CORPORATE EVENTS IN 2002

JANUARY

16 The Federal Energy Commission approves the RUB 16.7 billion investment program of RAO «UES of Russia» for the year 2002.

25 The Board of Directors approves the establishment of the Joint Stock Company «Federal Grid Company of the Unified Energy System» (OAO «UES FGC») as a wholly-owned subsidiary of RAO «UES of Russia».

MARCH

6 The Board of Directors of RAO «UES of Russia» approves the basic plan for restructuring of the regional energy companies, i.e. SDCs of RAO «UES of Russia», and the disposal by RAO «UES of Russia» Holding Company of its non-core businesses. This step is intended to cut the costs associated with owning such businesses.

APRIL.

2 RAO «UES of Russia» completes acceptance of initiatives for the restructuring of its subsidiaries. 51 reform plans have been submitted covering 62 regional energos.

2 The Government of the Russian Federation adopts Resolution No. 226 «Foundation for Pricing for Electricity and Heat in the Russian Federation», which defines the main principles and methods for the formation and regulation of electricity and heat tariffs (rates), and payment for the corresponding services.

3 The Board of Directors approves the Company's participation as a sole participant in OAO «UES System Operator - CDA». OAO «UES SO-CDA» is established as a wholly-owned subsidiary of RAO «UES of Russia».

8 An All-Russian Conference of General Directors of regional energos and AO-power plants is held in Sochi. The Conference reviews the results of energy companies in going through the 2001/2002 autumn/winter period.

MAY

7 The Board of Directors of RAO «UES of Russia» unanimously approves the resolution that the Company contribute property and cash to the capital of OAO «UES FGC» and acquire a stake in OAO «UES FGC» valued at RUB 127 billion.

14 The Board of Directors approves draft reform plans for the regional energos: OAO «Tulaenergo», OAO «Orelenergo», OAO «Kalugaenergo», and OAO «Bryanskenergo». To implement the 2nd stage of restructuring projects (interregional integration), the Board of Directors of RAO «UES of Russia» approves the principal provisions of the reform strategy for the regional energos in Tula, Orel, Kaluga and Bryansk Regions, which envisages:

- consolidation of OAO «Priokskaya Territorial Generation Company» («PTGC») through merger of the generating companies located in the neighbouring regions with and into OAO «PTGC»;
- consolidation of distribution companies within the IES.

JUNE

14 The Board of Directors approves reform plans for OAO «Orenburgenergo», OAO «Kurskenergo», OAO «Ivenergo», OAO «Pskovenergo», OAO «Yantarenergo», and OAO «Udmurtenergo».

21 The Board of Directors approves reform plans for OAO «Omskenergo», OAO «Rostovenergo», OAO «Lipetskenergo», and OAO «Belgorodenergo».

25 OAO «UES FGC» is registered as a legal person in accordance with Resolution of the Russian Government No. 526 of 11 July 2001, the Direction of the Russian Government No.1040 of 3 August 2001, and the Resolution of the Board of Directors of RAO «UES of Russia» dated 25 January 2002.

27 RAO «UES of Russia» Group releases its consolidated financial statements for 2001 prepared in accordance with the International Accounting Standards (IAS). The financials have been audited by ZAO «PricewaterhouseCoopers Audit». The Group's revenues total RUB 400,054 million, while the expenses make RUB 389,192 million. The net profit of RAO «UES of Russia» Group in 2001 amounts to RUB 41,696 million, an increase of RUB 41,110 million from 2000.

28 RAO «UES of Russia» holds its Annual General Meeting of shareholders. The shareholders approve the Annual Report of RAO «UES of Russia» for 2001, the balance sheet and profit and loss account of the Company, and take a decision on payment of dividends for 2001. The AGM also approves the revised Charter of RAO «UES of Russia». The shareholders approve the appointment of ZAO «PricewaterhouseCoopers Audit» as independent auditor of RAO «UES of Russia» for 2002. ZAO «PricewaterhouseCoopers Audit» audits the Company's financials in accordance with the Russian Accounting Standards (RAS) and the International Accounting Standards (IAS). The AGM elects members of the Audit Commission and the Board of Directors of the Company.

JULY

2 Chairman of the Management Board of RAO «UES of Russia» Anatoly Chubais and Chairman of the Executive Board of E.ON Energie AG Hans-Dieter Harig sign a Memorandum on the progress in implementation of the Protocol of Intent of 7 March 2002, providing for a joint feasibility study of plans for construction of generating facilities in Russia. The parties plan to build a combined-cycle gas turbine at Schekinskaya power plant in Tula Region.

4 RAO «UES of Russia» chooses Oracle E-Business Suite as its information system for management and resource planning. Implementation of the system will increase the transparency of RAO «UES of Russia» for shareholders and investors.

MAJOR CORPORATE EVENTS IN 2002

12 At the first Board meeting, Head of Administration of the Russian President Alexander Voloshin is elected Chairman of the Board of Directors.
Pursuant to the decision of the Company's Board of Directors of 6 March 2002, Chairman of the Management Board of RAO «UES of Russia» Anatoly Chubais approves the «Regulation on the Disposal of Non-Core Assets of RAO «UES of Russia» and its SDCs».

21 With effect from 00:00 a.m. on 21 July 2002, the operational and dispatch management of the UES of Russia is transferred to OAO «System Operator - Central Dispatch Administration of the Unified Energy System» (OAO «UES SO-CDA»). The transfer of system operation from the CDA of UES of Russia to OAO «UES SO-CDA» is completed successfully.

AUGUST

9 Standard & Poor's awards RAO «UES of Russia» its first international credit rating. The ratings given to RAO «UES of Russia» by S&P are «B» according to the international credit rating scale and «ruA+» according to the national scale.

29 The Consortium of «Alfa-Bank» and Merrill Lynch is chosen as an investment consultant of RAO «UES of Russia».

30 The Board of RAO «UES of Russia» approves the basic principles for forming separation balance sheets in the process of regional energos' reorganization.
These principles aim at creating a system of actions to be employed by the regional energos' finance, economic, and accounting divisions, resulting in equitable distribution of assets and liabilities of the regional energo between the companies spun off from the regional energo as a result of restructuring .

SEPTEMBER

1 The «Procedure for Cooperation of RAO «UES of Russia» with the Companies Whose Shares are Held by RAO «UES of Russia» is put into effect. This document is designed to increase the Parent Company's control over transactions in SDCs' shares and stakes during the restructuring period.

25 The Chairman of the Management Board of OAO RAO «UES of Russia» Anatoly Chubais announces a new approach to relations with minority shareholders in the course of the Company's restructuring. This approach is based on the seven fundamental principles:

1. Moratorium on the sale of core assets of RAO «UES of Russia» and those of its SDCs, and on the granting of options to purchase these assets, until a mechanism of fair valuation of assets and the procedures for distribution of asset sale proceeds are developed.
2. Banning the loans-for-shares schemes using shares of the companies of RAO «UES of Russia» and its SDCs engaged in the principal business as collateral for loans.
3. Fair valuation of assets in the event of their transfer to the Government.
4. Guaranteed pro-rata distribution of shares among all shareholders of RAO «UES of Russia» and SDCs in the process of restructuring.
5. Maintaining liquidity of shares of RAO «UES of Russia» and SDCs throughout the restructuring period.
6. Maintaining the Company's financial and operating results as a priority during the restructuring.
7. Significant review of the dividend policy in favour of shareholders.

27 The Board of Directors of RAO «UES of Russia» approves the sale of its 75% stake in ZAO «CDR FOREM» to Non-profit Partnership «ATS».
The Board of Directors of RAO «UES of Russia» decides to carry out restructuring of the regional energos' repair and maintenance businesses at a rate faster than the reorganization of the regional energos themselves. Until the reorganization of regional energos, their repair units will be separated through establishment of wholly-owned subsidiaries of those regional energos.

OCTOBER

2 The second 80-MW hydroelectric generating unit becomes operational at Zelenchuk HPPs.
Zelenchuk HPPs are the only large power generators in the Karachay-Cherkess Republic. The first 80-MW generating unit at Zelenchuk HPPs was put into operation in 1999. The launch of the second hydroelectric generator will help to increase the energy production by the plant's two generators to 187.5 million kWh, which makes over 20% of electricity consumed in Karachay-Cherkessia annually.

7 Technical staff of RAO «UES of Russia» completes construction, installation and pre-commissioning work on the testing stand of the gas turbine unit GTE-110 at Ivanovskaya TPP of OAO «Ivenergo». After a comprehensive test using the design gaseous fuel, the Central Acceptance Inspection of RAO «UES of Russia» signs the certificate of acceptance of the GTE-110 testing unit for trial operation.

8 The Russian State Duma approves the first reading of the package of electricity reform bills. The legislative package consists of:

- draft of the Federal Law «On Electricity Industry»;
- draft of the Federal Law «On Peculiarities of Operation of Electricity Industry During the Transition Period»;
- amendments to the Law «On Natural Monopolies»;
- amendments to Part 2 of the Civil Code of the Russian Federation;
- amendments to the Law «On Energy Saving».

10 The second generating unit of 25 MW is put into operation at Mutnovskaya Geothermal Power Plant (GeoTPP) in the Kamchatka Peninsula.
The first 25-MW generating unit of Mutnovskaya GeoTPP became fully operational on 21 December 2001. The commissioning of the 2nd power unit brings the total capacity of the plant to 50 MW and makes it possible to start full-scale operation of the power plant.

11 An All-Russian Conference of Directors General of regional energos and AO-power plants is held in Kaliningrad. The Conference reviews the progress made in preparations of energy companies for the 2002/2003 autumn/winter period.

22 RAO «UES of Russia» completes offering of 3 million certificated interest-bearing bonds, par value RUB 1,000. The bonds are placed on the MICEX, with OAO «Trust and Investment Bank» acting as the organizer, underwriter and paying agent for the bond issue, and ZAO «Investment Company «Troika Dialog» as the lead placement manager.
The bond offering is valued at RUB 3 billion; bonds carry semi-annual coupons of 15% per annum. The maturity of bonds is 1,095 days.

NOVEMBER

15 The Group of RAO «UES of Russia» publishes the interim consolidated financial statements for the 3 and 6 months of 2002 ended 30 June 2002 prepared in accordance with the International Accounting Standards (IAS).
As at end of H1 2002, the total assets value of RAO «UES of Russia» Group reaches RUB 1,009.48 billion. The operating income of RAO «UES of Russia» Group in H1 2002 amounts to RUB 230.76 billion, whereas the operating profit of RAO «UES of Russia» Group is RUB 12.41 billion.

29 The Board of Directors approves the criteria for selection of the Holding Company's assets to be included in the List of its core assets which may not be sold or pledged until the restructuring of RAO «UES of Russia» is completed. The Board also approves a list of the Holding Company's assets to be included in the List as a matter of first priority.

DECEMBER

15 The 1st start-up complex at Argunskaya CHPP-4 is commissioned in the Chechen Republic.
Argunskaya CHPP is the first large power generating facility in the Republic of Chechnya. RAO «UES of Russia» views the reconstruction of this power plant as its top priority in the Republic. The power plant reconstruction began in spring this year. In 2002, RAO «UES of Russia» Holding committed RUB 400 million in funds for the construction of the CHPP.

17 Within the celebration of the Company's 10th anniversary, RAO «UES of Russia» holds the third conference called «RAO «UES of Russia», Open Company».

26 Aushigerskaya HPP (Cherekskaya HPP No. 1) is put into operation in the North Caucasus. The HPP's installed capacity is 60 MW (three 20 MW hydroelectric units), with an average annual output estimated at 200 million kWh.

INFORMATION ABOUT MAJOR TRANSACTIONS AND INTERESTED PARTY TRANSACTIONS

Information about major transactions approved by the Board of Directors of OAO RAO «UES of Russia»*

Subsidiaries and dependent companies	Transaction
OAO «UES FGC»	Contribution of property valued at RUB 120,171.95 million and cash in the amount of RUB 6,828.05 million to the capital of OAO «Federal Grid Company of the Unified Energy System» (OAO «UES FGC») and acquisition by OAO RAO «UES of Russia» of shares in OAO «UES FGC» valued at RUB 127 billion.
OAO «UES FGC»	Transfer of 254,000,000,000 shares in OAO «UES FGC», par value RUB 0.50 per share, to OAO RAO «UES of Russia»
OAO « UES SO-CDA»	Transfer of property and cash contributions valued at RUB 665.25 million to the capital of OAO «System Operator - Central Dispatch Administration of the Unified Energy System» (OAO «UES SO-CDA»)

Information about interested party transactions approved by the Board of Directors of OAO RAO «UES of Russia»*

Subsidiaries and dependent companies	Transaction
OAO «UES FGC»	RUB 535.31 million contract of OAO RAO «UES of Russia» to provide repair and maintenance services for the backbone power lines of RAO «UES of Russia»
OAO «UES FGC»	RUB 2,800 million contract of OAO RAO «UES of Russia» to provide services aimed at ensuring reliable operation and development of backbone power lines and their use for transmission of electricity through backbone lines between participants of the Unified Energy System of Russia
OAO «UES FGC»	RUB 1,717 million contract of RAO «UES of Russia» to sell movable property (inventories used by grid units of RAO «UES of Russia»)
ZAO «CDR FOREM»	Sale of the 80% stake held by OAO RAO «UES of Russia» in ZAO «CDR FOREM» (10,000 ordinary shares, par value RUB 500, book value of the shareholding making RUB 5 million) under a sale contract to NP «ATS» at the market value of the shareholding of RUB 196,041,600.
ZAO «Autoenergoservice»	Supplementary agreement to the contract of OAO RAO «UES of Russia» for provision of maintenance services worth RUB 1,494,098.
OAO «Mosenergo»	Electricity supply contract of OAO RAO «UES of Russia», whereunder the cost of electricity supplied may not exceed 2% of the book value of assets of OAO RAO «UES of Russia» based on the most recent financial statements.
ZAO «Autoenergoservice»	Supplementary agreement to the contract of OAO RAO «UES of Russia» to provide transportation services for an amount not exceeding 2% of the book value of assets of RAO «UES of Russia» according to the most recent financial statements.
OAO «Yakutskenergo»	Supplementary agreement to the contract of OAO RAO «UES of Russia» to build a diesel power plant in the settlement of Deputatsky.
OAO «MUS Energetiki»	Equipment lease contract of OAO RAO «UES of Russia» for a term of one year with the lease payment of RUB 53,600 per month, including 20% VAT.
OAO « UES SO-CDA»	RUB 761.32 million contract of OAO RAO «UES of Russia» for provision of UES system operations, including the wholesale electricity market.

* information was published in the Issuer's quarterly reports for 2002.

RUSSIAN AND INTERNATIONAL MARKETS FOR OAO RAO «UES OF RUSSIA» SECURITIES

Shares of OAO RAO «UES of Russia» are listed on the Moscow Interbank Currency Exchange (MICEX, Level 1 «A» List), the RTS Stock Exchange (RTS), and Stock Exchange «Saint-Petersburg».

In 1997 the Company established a Level 1 American Depositary Receipts (ADR) Program for its ordinary shares. The ADRs of RAO «UES of Russia» are traded on the OTC markets in the USA, Great Britain, Germany, and Austria. The ADR program for preferred shares was established in May 2000.

In December 2001, the sponsored ADR programs were transferred from the depositary bank of the Bank of New York to the depositary bank of Deutsche Bank Trust Company Americas. The unsponsored ADR program is still handled by the Bank of New York.

Share of OAO RAO «UES of Russia» stocks in overall trading volume of Russian equities


RTS Trading
75.61
24.39
%
MICEX Trading
58.11
41.89
%

☐ RAO UES shares ■ Other issuers'shares

Volume of trading in OAO RAO «UES of Russia» *shares on Russia's major stock exchanges,* USD million

	RTS	MICEX
Q1 2002	301.11	4,329.46
Q2 2002	343.95	4,089.60
Q3 2002	225.65	1,833.85
Q4 2002	244.23	5,564.74

OAO RAO «UES of Russia» stock codes in trading systems

	Ordinary shares	Preferred shares
RTS Stock Exchange (RTS)	EESR	EESRP
Moscow Interbank Currency Exchange (MICEX)	RU0008926621	RU0009029532
Stock Exchange «St.-Petersburg»	EESRG	EESRPG

Stock price dynamics


US$
0,2
0,18
0,16
0,14
0,12
0,1
0,8
0,6
0,4
0,2
0
03.01.02
13.01.02
23.01.02
02.02.02
12.02.02
22.02.02
04.03.02
14.03.02
24.03.02
03.04.02
13.04.02
23.04.02
03.05.02
13.05.02
23.05.02
02.06.02
12.06.02
22.06.02
02.07.02
12.07.02
22.07.02
01.08.02
11.08.02
21.08.02
31.08.02
10.09.02
20.09.02
30.09.02
03.10.02
10.10.02
20.10.02
30.10.02
09.11.02
19.11.02
29.11.02
09.12.02
19.12.02
29.12.02

■ Ordinary shares ☐ Preferred shares

Prices of ADRs for shares in OAO RAO «UES of Russia


US$
20
18
16
14
12
10
8
6
02.01.02
17.01.02
04.02.02
20.02.02
07.03.02
22.03.02
09.04.02
24.04.02
09.05.02
24.05.02
11.06.02
26.06.02
12.07.02
29.07.02
13.08.02
28.08.02
13.09.02
30.09.02
15.10.02
30.10.02
14.11.02
02.12.02
17.12.02

■ Ordinary ADR ☐ Preferred ADR

GLOSSARY

ABBREVIATIONS

AGM	Annual General Meeting
AWP	Autumn/winter period
BPTL	Backbone Power Transmission Line(s)
CCGT	Combine-cycle gas turbine
CDR FOREM	Center for Contracts and Settlements of the Federal (All-Russia) Wholesale Electricity Market» current trading system operator
CHPP	Combined heat and power plant
DPP	Diesel Power Plant
FEC	Federal Energy Commission
FGC	Federal Grid Company of the Unified Energy System of Russia
FOREM	Federal Wholesale Electricity (Capacity) Market
FSU	Former Soviet Union
GeoTPP	Geothermal power plant
GTU (GTPP)	Gas-turbine unit (gas-turbine power plant)
HPP	Hydroelectric power plant
HR	Human resourses
HVL	High-voltage line
IDA	Integrated (Regional) Dispatch Administrations
IES	Integrated Energy Systems
IPG	Interconnected Power Grids
ITA	Industry tariffs agreement
MPD	Maximum permissible discharge
MPE	Maximum permissible emission
NPP	Nuclear power plant
OAO	Public (open) joint stock company
PFP	Production and financial programs
PTL	Power transmission lines
REC	Regional Energy Commission
R&D	Research & Development
RTC	Research & Technology Center
SDC	Subsidiaries and dependent companies
TPP	Thermal power plant
TPTL	Trunk Power Transmission Line(s)
UES of Russia	Unified Energy System of Russia
UES SO-CDA	System Operator – Central Dispatch Administration of the Unified Energy System of Russia
WGC	Wholesale generation company
ZAO	Private (closed) joint stock company

MEASUREMENT UNITS

ata	Atmosphere unit – steam pressure measurement unit
Gcal	Gigacalorie – thermal energy measurement unit
Gcal/h	Gigacalorie per hour – thermal capacity measurement unit
Hz	Hertz – current frequency
KV	Kilovolt – voltage measurement unit
KVA	Kilovolt Ampere - total capacity measurement unit
KWh	Kilowatt-hour – electricity production measurement unit
MVar	Megavar – electric reactive capacity measurement unit
MW	Megawatt – electric power measurement unit
MPa	Megapascal – pressure measurement unit
t/h	Tons per hour – steam output measurement unit
tcf	Ton of conventional fuel
TWh	Terrawatt-hour – electricity production measurment unit

TERMS AND DEFINITIONS

Average supply tariff
An average price at which electrical and thermal energy is supplied to a consumer

Backbone power transmission lines
Transmission lines with a voltage of 110 KV and higher

Budgeting
A management system that includes elements of financial planning, budget formation and monitoring of compliance therewith

Consumer
An individual or a legal entity consuming electricity and/or thermal energy

Cross-subsidizing
Covering the losses resulting from low tariffs established for one group of consumers (households, consumers financed from budgetary funds of various levels, etc.) at the expense of another group of consumers who pay higher tariffs

Deficit energy systems
Energy enterprises whose own electricity production or capacity is below the level of consumption in their respective regions

Electrical and thermal energy tariffs
A system of price rates used to effect payments for electrical and thermal energy

Electricity distribution
Activities related to electricity sales

Electricity suppliers
Commercial entities of any organizational and legal form that sell electricity and/or thermal energy produced and/or bought by them to the consumers in their respective regions

Electricity transfers
Transmission of electricity between regions and regional energos

Energy area
An area where electricity is supplied (sold) to consumers attached to respective power suppliers

Energy enterprises/energy companies
Companies/enterprises that generate electrical and thermal energy

Energy generator
A commercial entity of any organizational and legal form that generates and sells electricity and/or thermal power in the wholesale market for its further processing, transportation, distribution and sale to consumers

Generation
Production of electrical or thermal energy

Isolated power plants
Power plants controlled by other (non-energy) ministries and departments which are run separately from regional energos

One-part tariff
A tariff providing for payment for the electricity consumed

Prescribed frequency of electric current
A qualitative factor in the operation of energy systems (UES) with maintenance of the frequency of electric current within the range of 49.8-50.2 Hz

Region
An area where the rights and obligations related to supply (sale) of electrical and thermal energy to consumers are assigned to a certain electricity supplier

Regional energo
Regional power and electrification open joint stock company

Sinchronous work of the UES
Organization of synchronous work of energy systems

Subscription (participation fee)
An amount of payment for the services provided in connection with the organization of the functioning and in connection with the development of the Unified Energy System of Russia

Surplus energy systems
Energy enterprises whose own electricity production exceeds the level of consumption in their respective regions

Two-part tariff
A tariff providing for payment for the electricity consumed and for the capacity added

Unified Energy System of Russia
Economically interrelated technological (technical) business entities sharing the same system of forecasting, planning and coordination and the same system of operational dispatching of generation, transmission and distribution of energy of a certain predetermined quality that are integrated into one operational complex, with a view to insuring a steady and efficient supply of power to consumers

APPENDIX 9

CONTACT INFORMATION

Russian Power and Electrification
Open Joint-Stock Company «UES of Russia»
(OAO RAO UES of Russia)

Bld.3, 101 Vernadsky Avenue, Moscow, 119526
E-mail: rao@elektra.ru
Web: www.rao-ees.ru

Share Capital and Shareholders' Relations Department
Bld.3, 101 Vernadsky Avenue, Moscow, 119526
Tel.: (095) 710 5726
Fax: (095) 710 4101
E-mail: tomichevich_vd@rao.elektra.ru

Department for the Protection of Shareholders' Rights
Tel.: (095) 710 6877
Fax: (095) 929 1657

Holder of shareholders' register

Central Moscow Depository
22 Olkhovskaya Street, Moscow 107066
Tel.: (095) 705 9231
Fax: (095) 265 4336

Auditor

PricewaterhouseCoopers Audit ZAO
52/5 Kosmodamianskaya Embankment, Moscow 115054
Tel.: (095) 967 6000
Fax: (095) 967 6001

ADR program depository

Deutsche Bank Trust Company Americas
4 Albany Street, New York, USA
Fax: (10-1-212) 250 5644

Bank of New York
620 Avenue of the Americas, New York, 10011
Tel.: (10-1-646) 885-3292

